Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232123

PROXY STATEMENT/PROSPECTUS

Dear Shareholder:

On behalf of the Chesapeake Lodging Trust board of trustees (the “Chesapeake Board”), we are pleased to invite you to attend a special meeting of shareholders, to be held on September 10, 2019 at the offices of Polsinelli PC, located at 1401 Eye Street, NW, Suite 800, Washington, DC 20005. At the special meeting, Chesapeake shareholders will be asked to vote on a proposal to approve the merger of Chesapeake with a subsidiary of Park Hotels & Resorts Inc., a Delaware corporation (“Park”), on the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 5, 2019, as it may be amended from time to time (the “Merger Agreement”), by and among Park, PK Domestic Property LLC, an indirect subsidiary of Park (“Domestic”), PK Domestic Sub LLC (“Merger Sub”) and Chesapeake. Pursuant to the Merger Agreement, Chesapeake will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Domestic (the “Merger”). Park common stock will continue to trade on the New York Stock Exchange following the Merger under the symbol “PK.” The executive officers of Park immediately prior to the effective time of the Merger will continue to serve as the executive officers of Park following the Merger. Two of Chesapeake’s trustees will be added to Park’s board of directors following the closing of the Merger.

If the Merger is completed pursuant to the Merger Agreement, each Chesapeake common share outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.628 of a share of Park common stock and $11.00 in cash, subject to certain adjustments and any applicable withholding taxes. Chesapeake shareholders will not receive any fractional shares of Park common stock in the Merger and instead will be paid cash in lieu of any fractional shares of Park common stock to which they would otherwise be entitled.

Chesapeake shareholders will be asked to vote on two additional proposals at the special meeting: (i) a non-binding advisory proposal to approve certain compensation that may be paid or become payable to the named executive officers of Chesapeake in connection with the Merger and the other transactions contemplated by the Merger Agreement, and (ii) a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Merger.

The Chesapeake Board has declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement. The Chesapeake Board unanimously recommends that Chesapeake shareholders vote “FOR” the proposal to approve the Merger on the terms and conditions set forth in the Merger Agreement, “FOR” the non-binding advisory proposal to approve certain compensation that may be paid or become payable to the named executive officers of Chesapeake in connection with the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement and “FOR” the proposal to approve one or more adjournments of the special meeting to another date, time or place, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Merger on the terms and conditions set forth in the Merger Agreement.

This proxy statement/prospectus contains important information about Park, Chesapeake, the Merger, the Merger Agreement and the special meeting. This document is also a prospectus for shares of Park common stock that will be issued to Chesapeake shareholders pursuant to the Merger Agreement. We encourage you to read this proxy statement/prospectus carefully before voting, including the section entitled “Risk Factors” beginning on page 28.

Your vote is very important because the proposed Merger cannot be completed unless Chesapeake shareholders approve it by the affirmative vote of holders of not less than a majority of the outstanding Chesapeake common shares. We strongly urge you to cast your vote as soon as possible, even if you plan to attend the special meeting in person. You may vote your shares by following the instructions on the proxy card or the voting instruction form you receive from your nominee.

Only shareholders as of the close of business on July 25, 2019, the record date for the special meeting, or their legal proxy holders will be allowed to attend and vote at the special meeting. To be admitted to the special meeting, you must present (i) a form of government-issued photo identification and an admission ticket, (ii) valid proof of ownership of Chesapeake common shares as of the close of business on the record date or (iii) a valid legal proxy. Please refer to page 43 of this proxy statement/prospectus for more logistical information about attending the special meeting.

We appreciate your support and look forward to seeing you at the special meeting.

Sincerely,

Thomas A. Natelli

Chairman of the Board of Trustees

James L. Francis

President and Chief Executive Officer

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the transactions described in this proxy statement/prospectus or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated July 26, 2019, and is first being mailed to Chesapeake shareholders on or about August 1, 2019.

4300 Wilson Boulevard, Suite 625

Arlington, Virginia 22203

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To Be Held On September 10, 2019

A special meeting of shareholders of Chesapeake Lodging Trust, a Maryland real estate investment trust (“Chesapeake”), will be held at the time and place and for the purposes indicated below.

Time and Date:	September 10, 2019, starting at 9:00 a.m., Eastern Time

Place:	Polsinelli PC 1401 Eye Street, NW, Suite 800, Washington, DC 20005

Items of Business:

•  To consider and vote on a proposal to approve the merger of Chesapeake with and into a subsidiary of Park Hotels & Resorts Inc. (“Park”) pursuant to the Agreement and Plan of Merger, dated as of May 5, 2019 (the “Merger Agreement”), by and among Park, PK Domestic Property LLC, an indirect subsidiary of Park (“Domestic”), PK Domestic Sub LLC, a wholly-owned subsidiary of Domestic (“Merger Sub”) and Chesapeake, as it may be amended from time to time (the “Merger”) (a copy of the Merger Agreement is attached as Annex A to the proxy statement/prospectus accompanying this notice), on the terms and subject to the conditions set forth in the Merger Agreement (the “Merger Proposal”);

•  To consider and vote on a non-binding advisory proposal to approve compensation that may be paid or become payable to Chesapeake’s named executive officers in connection with the Merger, the Merger Agreement and the other transactions contemplated by the Merger Agreement (the “Chesapeake Compensation Proposal”); and

•  To consider and vote on a proposal to approve one or more adjournments of the special meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Merger Proposal (the “Chesapeake Adjournment Proposal”).

Recommendations of the Chesapeake Board:	The Chesapeake board of trustees (the “Chesapeake Board”) has declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement and has recommended the approval of the Merger by Chesapeake’s shareholders. The Chesapeake Board has directed that the Merger Proposal and the Chesapeake Compensation Proposal be submitted for consideration at the special meeting. The Chesapeake Board unanimously recommends that the Chesapeake shareholders vote “FOR” the Merger Proposal, “FOR” the Chesapeake Compensation Proposal and “FOR” the Chesapeake Adjournment Proposal.

Adjournments:	Any action on the items of business described above may be considered at the special meeting or, if the Chesapeake Adjournment Proposal is approved, at any time and date to which the special meeting may be properly adjourned.

Record Date:	The Chesapeake Board has set the close of business on July 25, 2019 as the record date for determining the holders of Chesapeake common shares that are eligible to attend and vote at the special meeting.

Voting:

Your vote is very important, regardless of the number of Chesapeake common shares you own. Whether or not you plan to attend the special meeting, please submit a proxy to have your shares voted as promptly as possible to make sure that your shares are represented at the special meeting. Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Merger Proposal, “FOR” the Chesapeake Compensation Proposal and “FOR” the Chesapeake Adjournment Proposal.

If you do not vote on the Merger Proposal, this will have the same effect as a vote by you “AGAINST” the approval of the Merger Proposal.

If you have any questions or require any assistance voting your shares, please contact our proxy solicitor at the following address or telephone numbers:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

(800) 322-2885 (toll free)

(212) 929-5500 (call collect)

Corporate Headquarters:	4300 Wilson Boulevard, Suite 625, Arlington, Virginia 22203

By Order of the Board of Trustees

Graham J. Wootten,
Senior Vice President,
Chief Accounting Officer and Secretary

July 26, 2019

ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Park Hotels & Resorts Inc. (“Park”) and Chesapeake Lodging Trust (“Chesapeake”) from other documents that are not included in or delivered with this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175.

Documents incorporated by reference are also available to Park stockholders and Chesapeake shareholders without charge upon written or oral request. You can obtain copies of any of these documents by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Park Hotels & Resorts Inc.	Chesapeake Lodging Trust
1775 Tysons Blvd.	4300 Wilson Boulevard, Suite 625
Tysons, VA 22102	Arlington, VA 22203
Attention: Investor Relations	Attention: Investor Relations
(571) 302-5757	(571) 349-9452

To receive timely delivery of the requested documents in advance of the special meeting of Chesapeake shareholders (the “Chesapeake Special Meeting”), you should make your request no later than September 3, 2019.

Investors may also consult the websites of Park and Chesapeake for more information concerning the transactions described in this proxy statement/prospectus. The website of Park is www.pkhotelsandresorts.com and the website of Chesapeake is www.chesapeakelodgingtrust.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus. The Securities and Exchange Commission (the “SEC”) also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Park and Chesapeake.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed by Park (File No. 333-232123) with the SEC, constitutes a prospectus of Park for purposes of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock, par value $0.01 per share, of Park (“Park common stock”) to be issued to holders of outstanding common shares of beneficial interest, par value $0.01 per share, of Chesapeake (“Chesapeake common shares”) pursuant to the Agreement and Plan of Merger, dated as of May 5, 2019 (the “Merger Agreement”), by and among Park, PK Domestic Property LLC, a Delaware limited liability company and an indirect subsidiary of Park (“Domestic”), PK Domestic Sub LLC, a Delaware limited liability company and a direct subsidiary of Domestic, and Chesapeake. This proxy statement/prospectus also constitutes a proxy statement for Chesapeake for purposes of the Securities Exchange Act of 1934, as amended. In addition, it constitutes a notice of meeting with respect to the Chesapeake Special Meeting.

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated July 26, 2019. You should not assume that the information contained in, or incorporated by reference into, this proxy statement/prospectus is accurate as of any date other than that date. Neither Chesapeake’s mailing of this proxy statement/prospectus to Chesapeake shareholders nor the issuance by Park of shares of its common stock to Chesapeake shareholders pursuant to the Merger Agreement will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction in which or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding Park has been provided by Park and information contained in this proxy statement/prospectus regarding Chesapeake has been provided by Chesapeake.

i

ANNEX A	Agreement and Plan of Merger

ANNEX B	Opinion of J.P. Morgan Securities LLC

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE CHESAPEAKE SPECIAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Merger Agreement, the Merger and the Chesapeake Special Meeting. These questions and answers do not address all questions that may be important to you as a Chesapeake shareholder. Please refer to the “Summary” beginning on page 12 and the more detailed information contained elsewhere in this proxy statement/prospectus and the annexes to this proxy statement/prospectus, which you should read carefully. Unless stated otherwise, any reference in this proxy statement/prospectus to:

•	“Chesapeake” refers to Chesapeake Lodging Trust, a Maryland real estate investment trust.

•

“Chesapeake Adjournment Proposal” refers to the proposal submitted to Chesapeake shareholders to approve one or more adjournments of the Chesapeake Special Meeting, if necessary or appropriate, for the purpose of soliciting additional votes for the approval of the Merger Proposal.

•	“Chesapeake Board” refers to the board of trustees of Chesapeake.

•	“Chesapeake Board Recommendation” refers to the Chesapeake Board’s recommendation that the shareholders of Chesapeake vote in favor of approval of the Merger Proposal.

•	“Chesapeake bylaws” refers to the Amended and Restated Bylaws of Chesapeake, as amended.

•	“Chesapeake charter” refers to the Articles of Amendment and Restatement of Declaration of Trust of Chesapeake, as amended.

•	“Chesapeake common shares” refers to common shares of beneficial interest, par value $0.01 per share, of Chesapeake.

•

“Chesapeake Compensation Proposal” refers to the non-binding advisory proposal submitted to Chesapeake shareholders to approve compensation that may be paid or become payable to Chesapeake’s named executive officers in connection with the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

•	“Chesapeake OP” refers to Chesapeake Lodging, L.P., a Delaware limited partnership.

•	“Chesapeake Special Meeting” refers to a special meeting of Chesapeake shareholders with respect to the Merger.

•	“Code” refers to the Internal Revenue Code of 1986, as amended.

•	“DGCL” refers to the Delaware General Corporation Law.

•	“Domestic” refers to PK Domestic Property LLC, a Delaware limited liability company and an indirect subsidiary of Park.

•

“Effective Time” refers to the later of such time as the articles of merger have been accepted for record by the State Department of Assessments and Taxation of Maryland and the certificate of merger has been accepted for filing by the Secretary of State of the State of Delaware, or such other date or time as is mutually agreed to by the parties to the Merger Agreement in writing and specified in the articles of merger and certificate of merger.

•	“Exchange Act” refers to the Securities Exchange Act of 1934, as amended.

•	“GAAP” refers to the accounting principles generally accepted in the United States of America.

•	“IRS” refers to the Internal Revenue Service.

•	“J.P. Morgan” refers to J.P. Morgan Securities LLC.

•	“Merger” refers to the merger of Chesapeake with and into Merger Sub pursuant to the Merger Agreement, with Merger Sub continuing as the surviving entity and a wholly-owned subsidiary of Domestic.

•	“Merger Agreement” refers to the Agreement and Plan of Merger, dated as of May 5, 2019, by and among Park, Domestic, Merger Sub and Chesapeake, as it may be amended from time to time.

•

“Merger Consideration” refers to the right to receive the following in exchange for each outstanding Chesapeake common share immediately prior to the Effective Time: (i) 0.628 of a share of Park common stock (the “Common Stock Consideration”), (ii) $11.00 in cash (the “Cash Consideration”) and (iii) cash in lieu of any fractional shares of Park common stock (equal to such fractional part of a share of Park common stock to which the holder would otherwise be entitled to receive in exchange for Chesapeake common shares held by such holder immediately prior to the Effective Time multiplied by the volume weighted average price of Park common shares for the ten trading days immediately prior to the date of the closing of the Merger) (the “Fractional Share Consideration”).

•	“Merger Proposal” refers to the proposal submitted to Chesapeake shareholders to approve the Merger on the terms and conditions set forth in the Merger Agreement.

•	“Merger Sub” refers to PK Domestic Sub LLC, a Delaware limited liability company and a direct subsidiary of Domestic.

•	“MGCL” refers to the Maryland General Corporation Law.

•	“MRL” refers to the Maryland REIT Law.

•	“New York Disposition Properties” refers to two existing hotels owned by Chesapeake and located in New York City, the Hyatt Place New York Midtown South and the Hyatt Herald Square New York.

•	“NYSE” refers to the New York Stock Exchange.

•	“Outside Date” refers to 11:59 P.M. (New York time) on October 31, 2019.

•	“Park” refers to Park Hotels & Resorts Inc., a Delaware corporation.

•	“Park Board” refers to the board of directors of Park.

•	“Park by-laws” refers to the Amended and Restated By-laws of Park, as amended.

•	“Park charter” refers to the Amended and Restated Certificate of Incorporation of Park, as amended.

•	“Park common stock” refers to shares of common stock, par value $0.01 per share, of Park.

•	“Park Parties” refers to Park, Domestic and Merger Sub.

•	“PIH” refers to Park Intermediate Holdings LLC, a Delaware limited liability company and direct subsidiary of Park.

•	“QRS” refers to entities that qualify as “qualified REIT subsidiaries” within the meaning of Section 856(i)(2) of the Code.

•	“REIT” refers to a real estate investment trust within the meaning of Section 856 of the Code.

•	“SEC” refers to the Securities and Exchange Commission.

•

“Select Hotels” refers to the hotels that are managed by Park rather than a third-party hotel management company, consisting of the following four hotels: the Hilton Garden Inn LAX/El Segundo in Los Angeles, California; the Hampton Inn & Suites Memphis—Shady Grove in Memphis, Tennessee, the Hilton Suites Chicago/Oak Brook in Chicago, Illinois; and the Hilton Garden Inn Chicago/Oak Brook in Chicago, Illinois.

•	“Securities Act” refers to the Securities Act of 1933, as amended.

•	“Surviving Entity” refers to Merger Sub, following the Merger.

•	“TRS” refers to entities that qualify as “taxable REIT subsidiaries” within the meaning of Section 856(l) of the Code.

•	“TRS Lessee” refers to a TRS that is a party to a lease between Park, as lessor, and such entity, as lessee.

Q: What is the proposed transaction for which I am being asked to vote?

A: The Chesapeake shareholders are being asked to approve the Merger of Chesapeake with and into Merger Sub, a wholly-owned subsidiary of Domestic. The approval of the Merger Proposal by the Chesapeake shareholders is a condition to the completion of the Merger.

Q: Why are Park and Chesapeake proposing the Merger?

A: The Park Board and the Chesapeake Board believe that the Merger will provide a number of significant potential strategic opportunities and benefits that will be in the best interests of their respective shareholders, including, among others, that the Merger will combine two complementary portfolios of luxury and upper upscale-branded hotels operating in geographically diverse markets.

The Merger offers Chesapeake shareholders the potential for an immediate return in cash and meaningful improvements in investor liquidity as owners of shares in what is and will be the second-largest publicly traded lodging REIT based on equity market capitalization. Following the Merger, the combined company will have a total enterprise value of approximately $10.5 billion (as of the date of this proxy statement/prospectus). The combined company’s meaningful scale is expected to allow Park to capitalize on corporate efficiencies, consider and execute on opportunistic sales of hotels that have maximized their values without impacting Park’s market-leading dividend payout ratio, gain more efficient access to less expensive capital and create a strong and flexible financial platform to execute on strategic initiatives, which will provide Park with significant competitive advantages over smaller, less efficient peers.

To review Chesapeake’s reasons for the Merger in greater detail, see “The Merger—Recommendation of the Chesapeake Board and Its Reasons for the Merger” beginning on page 57. To review Park’s reasons for the Merger in greater detail, see “The Merger—Park’s Reasons for the Merger” beginning on page 78.

Q: What happens if the market price of Park common stock or Chesapeake common shares changes before the closing of the Merger?

A: Changes in the market price of Park common stock or the market price of Chesapeake common shares at or prior to the Effective Time will not change the amount of cash or the number of shares of Park common stock that Chesapeake shareholders will receive. The Merger Consideration is fixed at 0.628 of a share of Park common stock and $11.00 in cash for each Chesapeake common share. Because the exchange ratio is fixed, other than customary adjustments in the event of certain changes in Park’s or Chesapeake’s capitalization or the payment of dividends by Park or Chesapeake necessary to maintain its status as a REIT, the value of the consideration to be received by Chesapeake shareholders in the Merger will depend on the market price of shares of Park common stock at the time of the Merger.

Q: Are there any conditions to completion of the Merger?

A: Yes. In addition to the approval of the Chesapeake shareholders, there are a number of conditions that must be satisfied or waived for the Merger to be consummated. For a description of all of the conditions to the Merger, see “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 106.

Q: Why am I receiving this proxy statement/prospectus?

A: The Chesapeake Board is using this proxy statement/prospectus to solicit proxies of Chesapeake shareholders to obtain the necessary approval for the Merger. In addition, Park is using this proxy statement/prospectus as a prospectus because Park is offering shares of Park common stock as a portion of the Merger Consideration payable to Chesapeake shareholders upon consummation of the Merger. The Merger cannot be completed unless the Chesapeake shareholders vote to approve the Merger on the terms and conditions set forth in the Merger Agreement. Chesapeake will submit the Merger Proposal and the other proposals described elsewhere in this proxy statement/prospectus to Chesapeake shareholders for a vote at the Chesapeake Special Meeting.

This proxy statement/prospectus contains important information about the Merger and the other proposals being voted on at the Chesapeake Special Meeting and you should read it carefully. The enclosed voting materials allow you to vote your Chesapeake common shares without attending the Chesapeake Special Meeting in person.

Q: Who will comprise the board of directors and executive officers of Park following the Merger?

A: Immediately following the Effective Time, the size of the Park Board will be increased to 10 members, with the eight current Park directors, Thomas J. Baltimore, Jr., Patricia M. Bedient, Gordon M. Bethune, Geoffrey Garrett, Christie B. Kelly, Sen. Joseph I. Lieberman, Timothy J. Naughton and Stephen I. Sadove, continuing as members of the Park Board, and Thomas A. Natelli and Thomas D. Eckert, current trustees on the Chesapeake Board, joining the Park Board, each to serve until the 2020 annual meeting of the stockholders of Park.

The executive officers of Park immediately prior to the Effective Time will continue to serve as the executive officers of Park following the Merger. See “Directors and Executive Officers of Park Following the Merger” on page 112 for more information.

Q: What will I receive for my Chesapeake common shares in the Merger?

A: Under the terms of the Merger Agreement, you will receive 0.628 of a share of Park common stock and $11.00 in cash for each Chesapeake common share you own immediately prior to the completion of the Merger. No fractional shares of Park common stock will be issued in the Merger. The value of any fractional shares of Park common stock to which a holder would otherwise be entitled will be paid in cash.

Q: How will I receive the Merger Consideration if the Merger is completed?

A: If you hold certificates evidencing Chesapeake common shares immediately prior to the Effective Time, you will receive a letter of transmittal with detailed written instructions for exchanging your Chesapeake common shares for the Merger Consideration. If your shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of your “street name” shares in exchange for the applicable Merger Consideration. Upon surrender of the share certificates to the exchange agent along with the executed letter of transmittal and other required documents described in the instructions, you will receive the Merger Consideration. If you hold Chesapeake common shares in book-entry form immediately prior to the Effective Time, you will not need to take any action to receive the Merger Consideration.

Q: What will happen to Chesapeake common shares that I currently own after completion of the Merger?

A: Following the completion of the Merger, your Chesapeake common shares will be cancelled and will represent only the right to receive the Merger Consideration. Trading in Chesapeake common shares on the NYSE will cease, price quotations for Chesapeake common shares will no longer be available and Chesapeake will cease filing periodic and other reports with the SEC.

Q: When and where is the Chesapeake Special Meeting?

A: The Chesapeake Special Meeting will be held on September 10, 2019, at the offices of Polsinelli PC (“Polsinelli”), located at 1401 Eye Street, NW, Suite 800, Washington, DC 20005, starting at 9:00 a.m., Eastern Time.

Q: What matters will be voted on at the Chesapeake Special Meeting?

A: You will be asked to consider and vote on the following proposals:

•	the Merger Proposal;

•	the Chesapeake Compensation Proposal; and

•	the Chesapeake Adjournment Proposal.

Chesapeake will transact no other business at the Chesapeake Special Meeting or any postponement or adjournment thereof.

Q: How does the Chesapeake Board recommend that I vote on the proposals?

A: The Chesapeake Board has declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement.

The Chesapeake Board unanimously recommends that the Chesapeake shareholders vote “FOR” the Merger Proposal, “FOR” the Chesapeake Compensation Proposal and “FOR” the Chesapeake Adjournment Proposal. For a more complete description of the recommendation of the Chesapeake Board, see “The Merger—Recommendation of the Chesapeake Board and Its Reasons for the Merger” beginning on page 57.

Q: Do the Chesapeake trustees and named executive officers have any interests in the Merger?

A: Yes. In considering the recommendation of the Chesapeake Board to approve the Merger Proposal and the Chesapeake Compensation Proposal, Chesapeake’s shareholders should be aware that Chesapeake’s trustees and named executive officers have interests in the Merger that may be different from, or in addition to, the interests of Chesapeake’s shareholders generally and that may present actual or potential conflicts of interests. These interests include:

•

Immediately prior to the Effective Time, each outstanding Chesapeake time-based restricted share award and each outstanding Chesapeake performance-based restricted share award will vest in full, contingent upon the consummation of the Merger, and thereafter the holders of such awards will have the right to receive the Merger Consideration from Park with respect to the Chesapeake common shares underlying all such awards (less required withholdings);

•

Chesapeake will pay each holder of a Chesapeake performance-based share award an amount in cash equal to all accrued and unpaid cash dividends in respect of such award, in accordance with the restricted share award agreement pursuant to which such award was granted (less required withholdings);

•

Each of Chesapeake’s named executive officers will become entitled to receive a payout under Chesapeake’s 2019 annual cash bonus plan as determined by Park, assuming a level of performance not less than that earned by each named executive officer in respect of Chesapeake’s 2018 annual cash bonus plan;

•

Two current Chesapeake trustees, Thomas A. Natelli and Thomas D. Eckert, have been designated by Chesapeake to serve on the Park Board following the Merger, each to serve until the 2020 annual meeting of the stockholders of Park; and

•	Continued indemnification and insurance coverage will be provided for the trustees and named executive officers of Chesapeake in accordance with the Merger Agreement.

In addition, each Chesapeake named executive officer is party to an employment agreement with Chesapeake, which provides for payments and other benefits if the named executive officer’s employment terminates for a qualifying event or circumstance, such as being terminated without “cause” or leaving employment for “good reason,” as these terms are defined in the agreement, following a change in control, such as the Merger. If, within 12 months following the Merger, such named executive officer’s employment is terminated by Chesapeake or Park other than for “cause,” retirement or disability, or by such named executive officer for “good reason,” the named executive officer would be eligible to receive, among other benefits, a severance payment equal to (i) three times (for Messrs. Francis, Vicari and Adams) or two times (for Mr. Wootten), his then-current salary, plus (ii) three times (for Messrs. Francis, Vicari and Adams) or two times (for Mr. Wootten), the greater of (1) the average of all bonuses paid to the executive during the preceding 36 months and (2) the most recent bonus paid to the executive. The executive would also be eligible to receive payment of life and health insurance coverage for a period of 36 months for Messrs. Francis, Vicari and Adams, and 24 months for Mr. Wootten, following termination of employment.

The Chesapeake Board was aware of these interests and considered them, among other matters, in declaring advisable and approving the Merger on the terms and conditions set forth in the Merger Agreement. For additional information, see “The Merger—Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger” beginning on page 74.

Q: What constitutes a quorum at the Chesapeake Special Meeting?

A: The Chesapeake bylaws provide that the presence in person or by proxy of the holders of a majority of the outstanding Chesapeake common shares entitled to vote generally in the election of trustees will constitute a quorum for the transaction of business at each meeting of Chesapeake’s shareholders. Abstentions will be counted in determining whether a quorum exists.

Q: What vote is required for Chesapeake shareholders to approve the Merger Proposal?

A: Approval of the Merger Proposal will require the affirmative vote of the holders of not less than a majority of the outstanding Chesapeake common shares. For purposes of the Merger Proposal, any Chesapeake common shares not voted (whether by abstention or otherwise) will have the same effect as votes “AGAINST” this proposal.

Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Merger Proposal.

Q: What vote is required for Chesapeake shareholders to approve the Chesapeake Compensation Proposal?

A: Approval of the Chesapeake Compensation Proposal will require that the number of votes cast for the proposal exceeds the number of votes cast against the proposal. For purposes of the Chesapeake Compensation Proposal, any Chesapeake common shares not voted (whether by abstention or otherwise) will not affect the vote on this proposal.

Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Chesapeake Compensation Proposal.

Q: What vote is required for Chesapeake shareholders to approve the Chesapeake Adjournment Proposal?

A: Approval of the Chesapeake Adjournment Proposal will require that the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Chesapeake common shares not voted (whether by abstention or otherwise) will not affect the vote on this proposal.

Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Chesapeake Adjournment Proposal.

Q: Who is entitled to vote at the Chesapeake Special Meeting?

A: All holders of Chesapeake common shares as of the close of business on July 25, 2019, the record date for the Chesapeake Special Meeting, are entitled to vote at the Chesapeake Special Meeting, unless a new record date is fixed for any postponement or adjournment of the Chesapeake Special Meeting. As of the record date, there were 60,765,796 issued and outstanding Chesapeake common shares. Each holder of record of Chesapeake common shares on the record date is entitled to one vote per share.

Q: What happens if I sell my Chesapeake common shares before the Chesapeake Special Meeting?

A: The record date for the Chesapeake Special Meeting is earlier than the date of the Chesapeake Special Meeting and the date that the Merger is expected to be completed. If you sell your shares after Chesapeake’s record date but before the date of the Chesapeake Special Meeting, you will retain any right to vote at the Chesapeake Special Meeting, but you will have transferred your right to receive the Merger Consideration. In order to receive the Merger Consideration, you must hold your shares through completion of the Merger.

Q: How do I vote my Chesapeake common shares?

A: Chesapeake’s shareholders of record may vote in person by attending the Chesapeake Special Meeting, or may authorize proxies to vote their shares by completing, signing, and dating their proxy card and returning it in the accompanying pre-addressed, postage-prepaid envelope. Your proxy card must be received no later than September 9, 2019 for your shares to be voted at the Chesapeake Special Meeting.

If you are a beneficial owner, that is, you hold your Chesapeake common shares through a bank, broker, trustee or other nominee, you must provide your nominee with appropriate voting instructions no later than the deadline indicated on the voting instruction form for your shares to be voted at the Chesapeake Special Meeting. Beneficial owners of Chesapeake common shares may provide instructions to their bank, broker, trustee or other nominee holding their shares in one of these three ways:

•	By Internet—Beneficial owners may give instructions over the Internet by following the instructions on the voting instruction forms received from their nominees.

•	By Telephone—Beneficial owners may give instructions by telephone by calling the number on the voting instruction forms received from their nominees and following the instructions.

•

By Mail—Beneficial owners may give instructions by completing, signing and dating their voting instruction forms received from their nominees and mailing them in the accompanying pre-addressed, postage-prepaid envelope.

Beneficial owners of Chesapeake common shares may vote in person at the Chesapeake Special Meeting only if they obtain a legal proxy to vote their shares. Your vote is important. We encourage you to sign and return the enclosed proxy card or provide voting instructions to the organization that holds your Chesapeake common shares whether or not you plan to attend the Chesapeake Special Meeting in person.

Q: Can I attend the Chesapeake Special Meeting in person?

A: Chesapeake shareholders of record may gain admittance to the Chesapeake Special Meeting by presenting the admission ticket that is attached to their proxy card delivered with their proxy statement or by providing other proof of ownership of Chesapeake common shares as of July 25, 2019. The admission ticket is non-transferable.

If your Chesapeake common shares are held in the name of a bank, broker, trustee or other nominee and you plan to attend the Chesapeake Special Meeting, you will need to bring the admission ticket provided by your bank, broker, trustee or other nominee, as well as proof of ownership as of July 25, 2019, such as a recent bank or brokerage account statement. You must also obtain a legal proxy from your bank, broker, trustee or other nominee giving you the right to vote your shares at the Chesapeake Special Meeting.

If you are not a Chesapeake shareholder but hold a proxy for a shareholder, you may attend the Chesapeake Special Meeting by presenting a valid legal proxy. Chesapeake shareholders may appoint only one proxy holder to attend on their behalf.

Q: If my Chesapeake common shares are held in “street name” by my bank, broker or other nominee, will my broker, bank or other nominee vote my shares for me?

A: No. Unless you instruct your broker, bank or other nominee to vote your Chesapeake common shares held in street name, your shares will NOT be voted. If you hold your Chesapeake common shares in a stock brokerage account or if your Chesapeake common shares are held by a bank or other nominee (that is, in “street name”), you must provide your broker, bank or other nominee with instructions on how to vote your Chesapeake common shares. You should follow the procedures provided by your bank, broker or nominee regarding the voting of your Chesapeake common shares.

Q: How can I revoke or change my vote?

A: If you are a shareholder of record, you may change your vote by granting a new proxy bearing a later date (which automatically revokes the earlier proxy), by providing a written notice of revocation to Chesapeake’s Secretary at its headquarters address in Arlington, Virginia, no later than September 9, 2019, or by attending the Chesapeake Special Meeting and voting in person. Attendance at the Chesapeake Special Meeting alone will not cause your previously granted proxy to be revoked unless you specifically make that request. For Chesapeake common shares you hold beneficially in the name of a bank, broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee by no later than the deadline indicated on the voting instruction form, or, if you have obtained a legal proxy from your bank, broker, trustee or other nominee giving you the right to vote your shares, by attending the Chesapeake Special Meeting and voting in person.

Q: When is the Merger expected to be completed?

A: We currently expect to complete the Merger by the late third quarter or early fourth quarter of 2019. Because the Merger is subject to a number of conditions, the exact timing of the Merger cannot be determined at this time and Park and Chesapeake cannot guarantee that the Merger will be completed at all.

Q: Following the Merger, what percentage of Park common stock will current Park stockholders and current Chesapeake shareholders own?

A: Following the completion of the Merger:

•	the current Park stockholders are expected to own approximately 84% of the issued and outstanding common stock of Park; and

•	former Chesapeake shareholders are expected to own the remaining 16% of the issued and outstanding common stock of Park.

Q: What happens if the Merger is not completed?

A: If the Merger Proposal is not approved by Chesapeake shareholders, or if the Merger is not completed for any other reason, Chesapeake shareholders will not have their Chesapeake common shares exchanged for the Merger Consideration. Instead, each of Chesapeake and Park would remain a separate company. If the Merger Agreement is terminated under certain circumstances, Chesapeake may be required to pay Park a termination fee of $62.5 million and/or to reimburse Park’s reasonable out-of-pocket expenses up to $17.5 million, as described under “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by Chesapeake to the Park Parties” beginning on page 110. Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties.

Q: Am I entitled to exercise appraisal rights?

A: No. The holders of Chesapeake common shares will not be entitled to appraisal rights.

Q: Were appraisals or valuations performed on the assets and liabilities of Park and Chesapeake in connection with the Merger?

A: No third-party appraisals or valuations on the assets and liabilities of Park and Chesapeake were obtained in connection with the Merger.

Q: Are there any risks associated with the Merger that I should consider in deciding how to vote?

A: Yes. There are a number of risks related to the Merger that are discussed in this proxy statement/prospectus and described in the section entitled “Risk Factors” beginning on page 28.

Q: What are the material U.S. federal income tax consequences of the Merger to Chesapeake shareholders?

A: The parties have agreed that the Merger should be treated as a taxable sale by Chesapeake of all of its assets in exchange for the Merger Consideration and the assumption of all of Chesapeake’s liabilities, immediately followed by a distribution of the Merger Consideration to the holders of Chesapeake common shares in liquidation of Chesapeake. Assuming that the Merger is completed as currently contemplated, Park and Chesapeake expect that the receipt of the Merger Consideration by Chesapeake shareholders in exchange for their Chesapeake common shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, Chesapeake shareholders will recognize gain or loss as a result of the Merger measured by the difference, if any, between (i) the fair market value of shares of Park common stock and the amount of any cash received in the Merger and (ii) the holder’s adjusted tax basis in the Chesapeake common shares exchanged.

The tax consequences to you of the Merger will depend on your situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the Merger. For more information regarding the tax consequences of the Merger, please see “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 80 and “Material U.S. Federal Income Tax Considerations” beginning on page 113.

Q: How can I obtain additional information about Chesapeake or Park?

A: Chesapeake and Park each file annual, quarterly and current reports, proxy statements and other information with the SEC. Chesapeake’s and Park’s filings with the SEC may be accessed on the Internet at www.sec.gov. Copies of the documents filed by Chesapeake with the SEC will be available free of charge on Chesapeake’s website at www.chesapeakelodgingtrust.com or by contacting Chesapeake Investor Relations at (571) 349-9452. Copies of the documents filed by Park with the SEC will be available free of charge on Park’s website at www.pkhotelsandresorts.com or by contacting Park Investor Relations at (571) 302-5757. The information provided on these websites is not part of this proxy statement/prospectus and is not incorporated by reference into this proxy statement/prospectus. For a more detailed description of the information available and information incorporated by reference, please see “Where You Can Find More Information” on page 175.

Q: What else do I need to do now?

A: You are urged to read this proxy statement/prospectus carefully and in its entirety, including its annexes and the information incorporated by reference, and to consider how the Merger may affect you. Even if you plan to attend the Chesapeake Special Meeting, if you hold your Chesapeake common shares in your own name as the shareholder of record, please vote your Chesapeake common shares by completing, signing, dating and returning the enclosed proxy card. You can also attend the Chesapeake Special Meeting and vote, or change your prior vote, in person. If you hold your Chesapeake common shares in “street name” through a bank, broker or other nominee, then you should have received this proxy statement/prospectus from that nominee, along with that nominee’s proxy card which includes voting instructions and instructions on how to change your vote. If you hold your Chesapeake common shares in “street name” and wish to attend the Chesapeake Special Meeting to vote your shares in person, you must obtain a legal proxy from your bank, broker, trustee or other nominee giving you the right to vote your shares at the Chesapeake Special Meeting.

Q: Will a proxy solicitor be used?

A: Yes. Chesapeake has engaged MacKenzie Partners, Inc., to assist in the solicitation of proxies for the Chesapeake Special Meeting, and Chesapeake estimates it will pay MacKenzie Partners, Inc. a fee of approximately $20,000. Chesapeake has also agreed to reimburse MacKenzie Partners, Inc. for reasonable out-of-pocket expenses and disbursements incurred in connection with the proxy solicitation and to indemnify MacKenzie Partners, Inc. against certain losses, costs and expenses. In addition to mailing proxy solicitation material, Chesapeake’s trustees, officers and employees may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Chesapeake’s trustees, officers or employees for such services.

Q: Who can answer my questions?

A: If you have any questions about the Merger Proposal, the other matters to be voted on at the Chesapeake Special Meeting or how to submit your proxy, or if you need additional copies of this proxy statement/prospectus, the enclosed proxy card or your voting instructions, you should contact:

Chesapeake Lodging Trust

4300 Wilson Boulevard

Suite 625

Arlington, Virginia 22203

(571) 349-9452

Attention: Investor Relations

www.chesapeakelodgingtrust.com

Proxy Solicitor:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

(800) 322-2885 (toll free)

(212) 929-5500 (call collect)

SUMMARY

The following summary highlights some of the information contained in this proxy statement/prospectus. This summary may not contain all of the information that is important to you. For a more complete description of the Chesapeake Special Meeting, the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, Park and Chesapeake encourage you to read carefully this entire proxy statement/prospectus, including the attached Annexes. You should also read and consider the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies

Park Hotels & Resorts Inc. (See page 41)

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Park is a REIT that owns a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. As of the date of this proxy statement/prospectus, Park holds investments in entities that have ownership or leasehold interests in 48 hotels, consisting of premium-branded hotels and resorts with over 29,000 rooms, of which over 85% are luxury and upper upscale (as defined by Smith Travel Research) and over 97% are located in the United States. Park’s high-quality portfolio includes hotels in major urban and convention areas, such as New York City, Washington, D.C., Chicago, San Francisco and New Orleans; premier resorts in key leisure destinations, including Hawaii, Orlando and Key West; and hotels adjacent to major gateway airports, such as Los Angeles International, Boston Logan International and Miami International, as well as hotels in select suburban locations.

Park common stock is listed on the NYSE trading under the symbol “PK.”

PK Domestic Property LLC (See page 41)

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Domestic is a Delaware limited liability company and an indirect subsidiary of Park and holds an indirect 100% interest in 20 Park properties. Contemporaneously with the execution of the Merger Agreement, Domestic and PIH obtained a $1.1 billion financing commitment pursuant to a commitment letter (the “Commitment Letter”) from Bank of America, N.A. and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) to provide an unsecured delayed draw term loan facility to fund the Merger (the “Term Facility”). The Term Facility provides for a $250 million two-year delayed draw term loan tranche (the “Two-Year Tranche”) and an $850 million five-year delayed draw term loan tranche (the “Five-Year Tranche”). In connection with the closing of the Merger, Domestic is expected to become a borrower under the Term Facility and PIH’s existing credit facility.

PK Domestic Sub LLC (See page 42)

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Merger Sub is a Delaware limited liability company and a direct subsidiary of Domestic. Merger Sub was formed by Park solely for the purpose of engaging in the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated in the Merger Agreement.

Chesapeake Lodging Trust (See page 42)

4300 Wilson Boulevard, Suite 625

Arlington, Virginia 22203

(571) 349-9452

Chesapeake is a self-advised REIT that was formed in the state of Maryland in June 2009. Chesapeake is focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the United States. Chesapeake completed its initial public offering in January 2010 and owns 20 hotels as of the date of this filing.

The Chesapeake Special Meeting (See page 43)

•

Date, Time and Place. The Chesapeake Special Meeting will be held at the offices of Polsinelli, located at 1401 Eye Street, NW, Suite 800, Washington, DC 20005, on September 10, 2019 at 9:00 a.m., Eastern Time.

•	Purpose. At the Chesapeake Special Meeting, the Chesapeake shareholders will be asked to approve the Merger Proposal, the Chesapeake Compensation Proposal and the Chesapeake Adjournment Proposal.

•

Record Date; Voting Rights. Chesapeake shareholders of record at the close of business on July 25, 2019 are entitled to receive this notice and are entitled to vote at the Chesapeake Special Meeting and any postponement or adjournment thereof. Each holder of record of Chesapeake common shares on the record date is entitled to one vote per share.

•

Quorum. The presence in person or by proxy of the holders of a majority of the outstanding Chesapeake common shares entitled to vote generally in the election of trustees will constitute a quorum for the transaction of business at the Chesapeake Special Meeting.

•

Required Vote. Approval of the Merger Proposal will require the affirmative vote of the holders of not less than a majority of the outstanding Chesapeake common shares. Approval of the Chesapeake Compensation Proposal will require that the number of votes cast for the proposal exceeds the number of votes cast against the proposal. Approval of the Chesapeake Adjournment Proposal will require that the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

As of the close of business on the record date for the Chesapeake Special Meeting, the trustees and named executive officers of Chesapeake beneficially owned approximately 4.4% of the outstanding Chesapeake common shares entitled to vote at the Chesapeake Special Meeting. Chesapeake currently expects that the Chesapeake trustees and officers will vote their Chesapeake common shares in favor of the Merger Proposal, although none of them is obligated to do so.

Risk Factors (See page 28)

Before voting at the Chesapeake Special Meeting, you should carefully consider all of the information contained in or incorporated by reference into this proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors,” including the risks that:

•	the exchange ratio is fixed and will not be adjusted in the event of any change in the stock price of either Chesapeake or Park;

•	there may be unexpected delays in the completion of the Merger or the Merger may not be completed at all;

•	failure to complete the Merger in a timely manner or at all could adversely affect Chesapeake’s business and operations and negatively affect Chesapeake’s share price;

•

the Merger Agreement contains provisions that could discourage a potential competing acquirer of Chesapeake from making a favorable proposal and, in specified circumstances, could require Chesapeake to make a substantial termination payment to Park;

•	if the Merger is not consummated by the Outside Date, either Chesapeake or the Park Parties may terminate the Merger Agreement;

•	certain of the trustees and named executive officers of Chesapeake have interests in the Merger that are different from, or in addition to, those of the other Chesapeake shareholders;

•	Park may be unable to integrate the current operations of Chesapeake in order to realize the anticipated benefits of the Merger or do so within the anticipated timeframe; and

•	Expected sales of certain hotel properties that have been identified for sale prior to the Merger may not occur and any failure to complete such sales could adversely affect Park’s credit profile.

The Merger

The Merger (See page 49)

Upon the terms and subject to the conditions set forth in the Merger Agreement, Chesapeake will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a direct, wholly-owned subsidiary of Domestic. Upon the consummation of the Merger, the separate existence of Chesapeake will cease.

Merger Consideration (See page 85)

In the Merger, each outstanding Chesapeake common share (other than shares held by any wholly-owned subsidiary of Chesapeake or by any of the Park Parties or any of their respective wholly-owned subsidiaries) will be converted into the right to receive the Merger Consideration, including 0.628 of a share of Park common stock and $11.00 in cash. No fractional shares of Park common stock will be issued in the Merger. The value of any fractional shares of Park common stock to which a holder would otherwise be entitled will be paid in cash.

Recommendation of the Chesapeake Board and its Reasons for the Merger (See page 57)

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Chesapeake Board consulted with Chesapeake’s management and its outside legal and financial advisors and unanimously declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement. The Chesapeake Board unanimously recommends that Chesapeake’s shareholders vote “FOR” the Merger Proposal, “FOR” the Chesapeake Compensation Proposal and “FOR” the Chesapeake Adjournment Proposal.

In reaching its conclusions, the Chesapeake Board considered, among other things, the following material factors:

•

the receipt of Merger Consideration comprising $11.00 in cash and 0.628 of a share of Park common stock would provide Chesapeake shareholders with an amount of immediate liquidity and the opportunity to have an ownership stake in Park, the second-largest publicly traded lodging REIT based on equity market capitalization;

•

the Merger would combine two complementary hotel portfolios in top United States markets under the leadership of Park’s experienced management team, allowing Park to capture immediate and substantial cost synergies in the form of corporate general and administrative cost savings, as well as the potential for long-term revenue synergies from Park’s asset management initiatives;

•

since its separation from Hilton Worldwide in early 2017, Park has generated total stockholder returns well above those of peer lodging REITs with equity market capitalizations in excess of $1 billion, and its strong performance in the first quarter of 2019 and strengthening outlook for 2019 was expected to benefit investors in Park relative to an investment in Chesapeake as a stand-alone business; and

•

Park’s meaningful scale is expected to allow it to capitalize on corporate efficiencies, consider and execute on opportunistic sales of hotels that have maximized their values while preserving Park’s market-leading dividend payout ratio, and gain more efficient access to less expensive capital.

These and certain other factors considered by the Chesapeake Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger—Recommendation of the Chesapeake Board and Its Reasons for the Merger” beginning on page 57.

Opinion of Chesapeake’s Financial Advisor (See page 62)

In connection with the Merger, representatives of J.P. Morgan, Chesapeake’s financial advisor, delivered to the Chesapeake Board a written opinion, dated May 5, 2019, as to the fairness, from a financial point of view and as of the date of the opinion, of the Merger Consideration to be paid to the holders of Chesapeake common shares in the Merger. The full text of the written opinion, dated May 5, 2019, of J.P. Morgan, which describes, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the written opinion, is attached as Annex B to this document and is incorporated by reference herein in its entirety.

Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger (See page 74)

In considering the recommendation of the Chesapeake Board to approve the Merger Proposal and the Chesapeake Compensation Proposal, Chesapeake’s shareholders should be aware that Chesapeake’s trustees and named executive officers have interests in the Merger that may be different from, or in addition to, the interests of Chesapeake’s shareholders generally and that may present actual or potential conflicts of interests. These interests include:

•

Immediately prior to the Effective Time, each outstanding Chesapeake time-based restricted share award and each outstanding Chesapeake performance-based restricted share award will vest in full, contingent upon the consummation of the Merger, and thereafter the holders of such awards will have the right to receive the Merger Consideration from Park with respect to the Chesapeake common shares underlying all such awards (less required withholdings);

•

Chesapeake will pay each holder of a Chesapeake performance-based share award an amount in cash equal to all accrued and unpaid cash dividends in respect of such award, in accordance with the restricted share award agreement pursuant to which such award was granted (less required withholdings);

•

Each of Chesapeake’s named executive officers will become entitled to receive a payout under Chesapeake’s 2019 annual cash bonus plan as determined by Park, assuming a level of performance not less than that earned by each named executive officer in respect of Chesapeake’s 2018 annual cash bonus plan;

•

Two current Chesapeake trustees, Thomas A. Natelli and Thomas D. Eckert, have been designated by Chesapeake to serve on the Park Board following the Merger, each to serve until the 2020 annual meeting of the stockholders of Park; and

•	Continued indemnification and insurance coverage will be provided for the trustees and named executive officers of Chesapeake in accordance with the Merger Agreement.

In addition, each Chesapeake named executive officer is party to an employment agreement with Chesapeake, which provides for payments and other benefits if the named executive officer’s employment terminates for a qualifying event or circumstance, such as being terminated without “cause” or leaving employment for “good reason,” as these terms are defined in the agreement, following a change in control, such as the Merger. If, within 12 months following the Merger, such named executive officer’s employment is terminated by Chesapeake or Park other than for “cause,” retirement or disability, or by such named executive officer for “good reason,” the named executive officer would be eligible to receive, among other benefits, a severance payment equal to (i) three times (for Messrs. Francis, Vicari and Adams) or two times (for Mr. Wootten), his then-current salary, plus (ii) three times (for Messrs. Francis, Vicari and Adams) or two times (for Mr. Wootten), the greater of (1) the average of all bonuses paid to the executive during the preceding 36 months and (2) the most recent bonus paid to the executive. The executive would also be eligible to receive payment of life and health insurance coverage for a period of 36 months for Messrs. Francis, Vicari and Adams, and 24 months for Mr. Wootten, following termination of employment.

The Chesapeake Board was aware of these interests and considered them, among other matters, in declaring advisable and approving the Merger on the terms and conditions set forth in the Merger Agreement.

Park’s Reasons for the Merger (See page 78)

The Park Board has approved and adopted the Merger Agreement. In evaluating the Merger, the Park Board consulted with Park’s management, as well as with Park’s legal and financial advisors, and, in reaching its conclusions, the Park Board considered, among other things, the following material factors:

•	the transaction would combine complementary portfolios of luxury and upper upscale-branded hotels by adding Chesapeake’s high quality, well-maintained portfolio;

•

the combined portfolio would have increased geographic diversity (including increased exposure to the San Francisco market, reduced exposure to the Hawaii market, and penetration into Miami Beach, Downtown Los Angeles, Boston, San Diego and Denver, which are core submarkets for Park);

•	the combined portfolio also would diversify Park’s brand and operator mix, providing exposure to Marriott, Hyatt and IHG brands and adding eight new operators (including Marriott and Hyatt); and

•

with a total enterprise value of approximately $12 billion (as of signing of the Merger Agreement), the combined company would solidify Park’s position as the second-largest publicly traded lodging REIT and create a strong and flexible financial platform for greater and more cost-effective access to both equity and debt capital markets and enhanced liquidity to execute on other strategic initiatives in the future.

These and certain other factors considered by the Park Board in reaching its decision to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement can be found in the section entitled “The Merger—Park’s Reasons for the Merger” beginning on page 16.

Regulatory Approvals Required for the Merger (See page 80)

Park and Chesapeake are not aware of any material federal or state regulatory requirements (including any mandatory waiting period) that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger (See page 80)

Assuming that the Merger is completed as currently contemplated, Park and Chesapeake expect that the receipt of the Merger Consideration by Chesapeake shareholders in exchange for their Chesapeake common shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, Chesapeake shareholders will recognize gain or loss as a result of the Merger measured by the difference, if any, between (i) the fair market value of shares of Park common stock and the amount of any cash received in the Merger and (ii) the holder’s adjusted tax basis in the Chesapeake common shares exchanged. Park and Chesapeake anticipate that the Merger will have no material U.S. federal income tax consequences to Park stockholders who do not own any Chesapeake common shares.

The tax consequences to you of the Merger will depend on your situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the Merger. For more information regarding the tax consequences of the Merger to Chesapeake shareholders, please see “Material U.S. Federal Income Tax Considerations” beginning on page 113.

Accounting Treatment of the Merger (See page 80)

Park prepares its financial statements in accordance with GAAP. The Merger should be accounted for by applying the acquisition method of accounting, which requires the identification of the acquirer, the determination of the acquisition date, the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree and recognition and measurement of goodwill or a gain from a bargain purchase.

Listing of Park Common Stock (See page 81)

It is a condition to each party’s obligation to complete the Merger that the shares of Park common stock issuable in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance. Park has agreed to use its reasonable best efforts to have the application for the listing of the Park common stock accepted by the NYSE as promptly as is practicable following submission of the NYSE listing application.

Delisting and Deregistration of Chesapeake Common Shares (See page 82)

After the Merger is completed, the Chesapeake common shares currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Financing Arrangements (See page 82)

Contemporaneously with the execution of the Merger Agreement, PIH and Domestic entered into the Commitment Letter with Bank of America, N.A. and BofA Merrill Lynch providing a $1.1 billion financing commitment for the Term Facility to fund the Merger. The Term Facility includes the Two-Year Tranche and the Five-Year Tranche.

Restriction on Solicitation of Acquisition Proposals (See page 96)

Chesapeake has agreed that, from the date of the Merger Agreement, Chesapeake will not, shall cause its subsidiaries and its and their respective officers, trustees and directors not to, and shall instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•

solicit, initiate or knowingly encourage, facilitate or assist (including by way of furnishing non-public information) any acquisition proposal or acquisition inquiry (each as defined in “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals”);

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any person or entity (other than Park and its representatives) or afford to any other person or entity (other than Park and its representatives) access to the business, properties, assets or personnel of Chesapeake or any of its subsidiaries, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, an acquisition proposal or acquisition inquiry;

•

terminate, waive, amend, release or modify any, or take any other action having a similar effect with respect to, any standstill provision or similar obligation or any anti-takeover statute (other than granting waivers of and not enforcing any such standstill provision or similar obligation in effect on the date of the Merger Agreement solely to the extent necessary to permit a counterparty to make an acquisition proposal in compliance with the Merger Agreement);

•	approve, authorize, execute or enter into any acquisition agreement (as defined in “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals”); or

•	propose or agree to do any of the foregoing.

However, prior to receipt of the Chesapeake shareholder approval of the Merger Proposal, Chesapeake (and its subsidiaries and representatives) is permitted, in response to certain unsolicited bona fide written acquisition proposals that did not result from a breach or violation of the no solicitation covenant in the Merger Agreement as described in “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals,” to engage in discussions and negotiations regarding such acquisition proposal and provide nonpublic information or data if the Chesapeake Board determines in good faith (after consultation with its advisors) that such acquisition proposal constitutes, or would reasonably be expected to lead to, a superior proposal and that failure to take such action would be inconsistent with the trustees’ duties under applicable law. Under the Merger Agreement, Chesapeake is required to notify Park as promptly as practicable (but in no event later than 24 hours after the receipt thereof) of the receipt of any acquisition proposal or acquisition inquiry.

Prior to receipt of the Chesapeake shareholder approval of the Merger Proposal, the Chesapeake Board may, under certain specified circumstances as described in “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals—Change in Recommendation with Respect to a Superior Proposal” and “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals—Change in Recommendation with Respect to an Intervening Event,” make a change in recommendation in response to a superior proposal (and terminate the Merger Agreement to enter into an alternative acquisition agreement with respect to a superior proposal) or an intervening event if the Chesapeake Board determines in good faith (after consultation with its advisors) that failure to take such action would be inconsistent with the trustees’ duties under applicable law. Prior to making a change in recommendation, Chesapeake must offer Park the opportunity to modify the terms of the Merger Agreement in response to the applicable circumstances leading to the Chesapeake Board’s intention to make a change in recommendation.

Conditions to Completion of the Merger (See page 106)

A number of conditions must be satisfied or, to the extent permitted by law, waived before the Merger can be consummated. These include, among others:

•	approval of the Merger Proposal by Chesapeake shareholders;

•	effectiveness of the registration statement on Form S-4 and no stop order suspending the effectiveness of the Form S-4 having been issued;

•	no restraining order, injunction or other order, decree or judgment restricting or prohibiting the Merger;

•	approval for listing on the NYSE of the Park common stock that constitutes the Common Stock Consideration;

•	the accuracy of each party’s representations, subject in most cases to certain materiality or material adverse effect qualifications;

•	the performance in all material respects by each party of its obligations under the Merger Agreement;

•	the absence of a Chesapeake material adverse effect or a Park material adverse effect;

•	the receipt of closing certificates by each party that certain closing conditions have been satisfied; and

•	the receipt of tax opinions relating to the REIT status of Chesapeake and its subsidiary REITs and of Park.

Termination of the Merger Agreement (See page 109)

The Merger Agreement may be terminated under the following circumstances:

•	by mutual written consent of the parties;

•	by Chesapeake or the Park Parties:

•	if approval of the Merger Proposal by Chesapeake shareholders is not obtained;

•

if any order, decree or ruling by any governmental authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Chesapeake, permanently restrains, enjoins or otherwise prohibits, restricts or makes illegal the consummation of the Merger and such order, decree, judgment, injunction or other action has become final and non-appealable; or

•	the Merger is not consummated on or before October 31, 2019.

•	by Chesapeake:

•

if, subject to cure rights, the Park Parties have breached or failed to perform their representations, warranties, covenants or other agreements set forth in the Merger Agreement such that the closing conditions relating to their representations, warranties, covenants or agreements would be incapable of being satisfied by October 31, 2019, unless Chesapeake is in breach of any of its own respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that certain closing conditions would not be satisfied; or

•

at any time prior to the receipt of Chesapeake shareholder approval of the Merger Proposal, in order to concurrently enter into an acquisition agreement with respect to a superior proposal that did not result from a breach or violation of the non-solicitation covenant and covenants restricting the sharing of information contained in the Merger Agreement, provided that Chesapeake pays the termination fee prior to or concurrently with the occurrence of such termination.

•	By the Park Parties:

•

if, subject to cure rights, Chesapeake has breached or failed to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement such that the closing conditions relating to its representations, warranties, covenants or agreements would be incapable of being satisfied by October 31, 2019, unless the Park Parties are in breach of any of their own representations, warranties, covenants or agreements set forth in the Merger Agreement such that certain closing conditions would not be satisfied; or

•

if, at any time prior to receipt of the Chesapeake shareholder approval of the Merger Proposal, the Chesapeake Board makes a change in recommendation or if Chesapeake has otherwise breached or violated any of its obligations under the non-solicitation covenant and covenants restricting the sharing of information (other than any immaterial or inadvertent breach not intended to result in an acquisition proposal) contained in the Merger Agreement.

Termination Fee and Expenses Payable by Chesapeake to the Park Parties (See page 110)

The Merger Agreement provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, Chesapeake will be required to pay to Park a termination fee of $62.5 million and/or to reimburse Park’s reasonable out-of-pocket expenses up to $17.5 million. Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties.

Chesapeake Restricted Shares (See page 86)

Immediately prior to the Effective Time, each of the outstanding Chesapeake time-based and performance-based share awards will automatically vest in full, contingent upon the consummation of the Merger, and the holders of the awards will have the right to receive the Merger Consideration with respect to all of the underlying Chesapeake common shares (less required withholdings). In addition, Chesapeake will pay each holder of a Chesapeake performance-based share award an amount in cash equal to all accrued and unpaid cash dividends in respect of such award, in accordance with the restricted share award agreement pursuant to which such award was granted (less required withholdings).

Dissenters’ Rights (See page 86)

No dissenters’ or appraisal rights or rights of objecting shareholders will be available to holders of Chesapeake common shares with respect to the Merger or the other transactions contemplated by the Merger Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Directors and Executive Officers of Park Following the Merger (See page 112)

Immediately following the Effective Time, the size of the Park Board will be increased to 10 members, with the eight current Park directors, Thomas J. Baltimore, Jr., Gordon M. Bethune, Patricia M. Bedient, Geoffrey M. Garrett, Christie B. Kelly, Sen. Joseph I. Lieberman, Timothy J. Naughton and Stephen I. Sadove, continuing as members of the Park Board, and Thomas A. Natelli and Thomas D. Eckert joining the Park Board, each to serve until the 2020 annual meeting of the stockholders of Park (and until his or her successors qualify and are duly elected). Mr. Natelli has served as non-executive Chairman of the Chesapeake Board and Mr. Eckert has served as a trustee on the Chesapeake Board, in each case since Chesapeake’s initial public offering in 2010. Following the Merger, Thomas J. Baltimore, Jr. will continue to serve as Chairman of the Park Board and Gordon M. Bethune will continue to serve as Lead Independent Director of the Park Board.

The executive officers of Park immediately prior to the Effective Time will continue to serve as the executive officers of Park following the Merger, with Thomas J. Baltimore, Jr. continuing to serve as President and Chief Executive Officer.

Comparison of Rights of Park Stockholders and Chesapeake Shareholders (See page 154)

The rights of Chesapeake shareholders are currently governed by and subject to the provisions of the MRL, the Chesapeake charter and the Chesapeake bylaws. Upon consummation of the Merger, the rights of the former Chesapeake shareholders who receive shares of Park common stock will be governed by the DGCL, the Park charter and the Park by-laws. These rights may be less favorable to the Chesapeake shareholders than their current rights.

Litigation Relating to the Merger (See page 83)

Two purported shareholder class actions have been filed in the United States District Court for the District of Delaware captioned: Kent v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01201 (D.Del.) (filed June 25, 2019) and Terlinden v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01263 (D.Del.) (filed July 8, 2019). The complaint in each case alleges purported violations of the federal securities laws and names as defendants Chesapeake, the individual members of the Chesapeake Board, Park, Domestic and Merger Sub. The plaintiffs allege that Chesapeake and the individual defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by providing inadequate disclosure regarding the proposed Merger in the registration statement. The plaintiffs also allege that the individual defendants, Park, Domestic and Merger Sub violated Section 20(a) of the Exchange Act. Plaintiffs seek, among other things, to enjoin or rescind the Merger, an award of damages in the event the Merger is consummated and an award of costs and attorneys’ fees. Park and Chesapeake believe that these claims are without merit and intend to vigorously defend against them.

SELECTED HISTORICAL FINANCIAL INFORMATION OF PARK

The selected financial data of Park for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are derived from Park’s audited consolidated financial statements. The selected financial data of Park for the three months ended March 31, 2019 and 2018 are derived from Park’s unaudited consolidated financial statements. This selected financial data is not necessarily indicative of Park’s future performance and does not necessarily reflect what Park’s financial position and results of operations would have been had Park been operating as an independent, publicly traded company during the periods presented prior to Park’s spin-off from Hilton Worldwide Holdings Inc. (“Hilton Worldwide”), effective January 3, 2017. For example, Park’s pre-spin consolidated financial statements include allocations of certain expenses from Hilton Worldwide, including expenses for costs related to functions such as information technology support, systems maintenance, financial services, human resources and other shared services. These costs may not be representative of the future costs Park will incur, either positively or negatively, as an independent, public company.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements as of December 31, 2018 and 2017 and for the three years ended December  31, 2018, 2017 and 2016, and the related notes thereto, included in the Park Annual Report on Form 10-K for the year ended December 31, 2018, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements for the three months ended March 31, 2019 and 2018, and the related notes thereto, included in the Park Quarterly Report on Form  10-Q for the quarter ended March 31, 2019.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017		2016	2015	2014
	(in millions)
Statement of Operations Data:
Total revenues	$659	$668	$2,737	$2,791		$2,727	$2,688	$2,513
Operating income	$129	$174	$504	$371		$419	$586	$440
Net income	$97	$149	$477	$2,631		$139	$299	$181
Net income attributable to stockholders	$96	$150	$472	$2,625		$133	$292	$176

Earnings per share:
Earnings per share—Basic(1)	$0.48	$0.71	$2.32	$12.38		$0.67	$1.48	$0.89
Earnings per share—Diluted(1)	$0.48	$0.71	$2.31	$12.21		$0.67	$1.48	$0.89

Dividends declared per common share	$0.45	$0.43	$2.74	$1.84	(2)	$—	$—	$—

Balance Sheet Data:
Total assets	$9,394	$9,336	$9,363	$9,714		$9,834	$9,787	$9,714
Debt	$2,949	$2,946	$2,948	$2,961		$3,012	$4,057	$4,246
Total equity	$5,580	$5,715	$5,586	$5,962		$3,823	$2,797	$2,593

(1)

For 2016 and prior, per share amounts were calculated using the number of shares of Park common stock outstanding upon the completion of the spin-off. Per share amounts are calculated based on unrounded numbers and are calculated independently for each period presented.

(2)	Exclusive of the dividends paid in connection with the distribution of Park’s C Corporation earnings and profits attributable to the period prior to spin-off.

SELECTED HISTORICAL FINANCIAL INFORMATION OF CHESAPEAKE

The selected financial data of Chesapeake for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are derived from Chesapeake’s audited consolidated financial statements. The selected financial data of Chesapeake for the three months ended March 31, 2019 and 2018 are derived from Chesapeake’s unaudited consolidated financial statements. This selected financial data is not necessarily indicative of Chesapeake’s future performance.

The following selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements as of December 31, 2018 and 2017 and for the three years ended December  31, 2018, 2017 and 2016, and the related notes thereto, included in the Chesapeake Annual Report on Form  10-K for the year ended December 31, 2018, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the unaudited consolidated financial statements for the three months ended March  31, 2019 and 2018, and the related notes thereto, included in the Chesapeake Quarterly Report on Form  10-Q for the quarter ended March 31, 2019.

	Three Months Ended March 31,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
	(in millions)
Statement of Operations Data:
Total revenues	$134	$135	$597	$598	$620	$583	$478
Net income	$8	$7	$97	$76	$77	$68	$61
Net income attributable to common shareholders	$8	$7	$97	$67	$67	$58	$51
Earnings per share:
Earnings per share—Basic	$0.14	$0.11	$1.63	$1.12	$1.13	$1.00	$1.01
Earnings per share—Diluted	$0.14	$0.11	$1.62	$1.11	$1.13	$0.99	$1.00
Dividends declared per common share	$0.40	$0.40	$1.60	$1.60	$1.60	$1.50	$1.20

Balance Sheet Data:
Total assets	$1,956	$1,964	$1,909	$1,975	$2,035	$2,088	$1,714
Debt	$749	$832	$751	$830	$737	$770	$546
Total equity	$1,037	$1,035	$1,054	$1,048	$1,189	$1,210	$1,082

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED FINANCIAL INFORMATION

The following table shows summary unaudited pro forma condensed combined consolidated financial information about the combined financial condition and operating results after giving effect to the Merger. The unaudited pro forma condensed combined consolidated financial information assumes that the Merger is accounted for by applying the acquisition method of accounting. The historical consolidated financial statements of Chesapeake have been adjusted to reflect certain reclassifications in order to conform to Park’s financial statement presentation. The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2019 gives effect to the Merger as if it had occurred on March 31, 2019. The unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 give effect to the Merger as if it had occurred on January 1, 2018, the beginning of the earliest period presented.

On June 24, 2019, Park completed the previously announced sale of three of its non-core wholly-owned hotel properties, the Embassy Suites Parsippany, the Hilton New Orleans Airport and the Hilton Atlanta Airport. These sales are part of the planned asset sales previously announced by Park to reduce leverage in advance of or in connection with the Merger. Additionally, on July 25, 2019, Chesapeake announced it had entered into an agreement to sell the New York Disposition Properties. Park expects that Chesapeake will complete the sale of the New York Disposition Properties prior to completion of the Merger in accordance with the terms of the Merger Agreement. Due to the significance of the sales relative to the Merger, both Chesapeake’s and Park’s historical consolidated balance sheets as of March 31, 2019 and historical consolidated statements of operations for the year ended December 31, 2018 and the three months ended March 31, 2019 have been adjusted to reflect the sale of these hotels. For pro forma purposes, the sales are assumed to have occurred on March 31, 2019 for the unaudited pro forma condensed combined consolidated balance sheet and on January 1, 2018 for the unaudited pro forma condensed combined consolidated statements of operations.

The summary unaudited pro forma condensed combined consolidated financial information listed below has been derived from and should be read in conjunction with (i) the more detailed unaudited pro forma condensed combined consolidated financial information, including the notes thereto, appearing elsewhere in this proxy statement/prospectus; (ii) the consolidated financial statements and the related notes thereto of both Park and Chesapeake contained in the Park Annual Report on Form 10-K for the year ended December  31, 2018 and the Chesapeake Annual Report on Form 10-K for the year ended December 31, 2018, which are incorporated by reference into this proxy statement/prospectus; and (iii)  the consolidated financial statements and the related notes thereto of both Park and Chesapeake contained in the Park Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and the Chesapeake Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Combined Consolidated Financial Statements” beginning on page F-1 and “Where You Can Find More Information” beginning on page 175.

The unaudited pro forma condensed combined consolidated financial information is presented for illustrative purposes only and is not indicative of the combined financial position or operating results that would have occurred if the transactions described above had occurred on the dates described above and in accordance with the assumptions described below, nor is it indicative of future operating results or financial position. As explained in more detail in the accompanying notes to the unaudited pro forma condensed combined consolidated financial information, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma condensed combined consolidated financial information is subject to adjustment and may vary significantly from the definitive allocation of the final purchase price that will be recorded subsequent to completion of the Merger. The determination of the final purchase price allocation will be based on the actual net tangible and intangible assets and liabilities of Chesapeake that exist as of the closing date of the Merger and cannot be made prior to the completion of the Merger (in millions, except per share data).

	Three Months Ended March 31, 2019
	Park Historical	Chesapeake Historical	Pro Forma Sale Adjustments	Park & Chesapeake Adjusted	Pro Forma Merger Adjustments	Park Pro Forma
	(in millions)
Operating Data
Total revenues	$659	$134	$(21)	$772	$—	$772
Total expenses	561	120	(17)	664	3	667
Interest expense	32	8	(1)	39	5	44
Net income attributable to stockholders	96	8	(3)	101	(8)	93

Per Common Share Data
Basic:
Earnings per share	$0.48	$0.14	N/A	N/A	N/A	$0.39
Weighted average shares outstanding	201	59	N/A	N/A	N/A	239
Diluted:
Earnings per share	$0.48	$0.14	N/A	N/A	N/A	$0.39
Weighted average shares outstanding	202	60	N/A	N/A	N/A	240

Balance Sheet Data
Property and equipment, net	$7,944	$1,723	$(291)	$9,376	$605	$9,981
Total assets	9,394	1,958	(93)	11,259	345	11,604
Total debt	2,949	751	(85)	3,615	410	4,025
Total equity	5,580	1,037	(2)	6,615	(167)	6,448

	Year Ended December 31, 2018
	Park Historical	Chesapeake Historical	Pro Forma Sale Adjustments	Park & Chesapeake Adjusted	Pro Forma Merger Adjustments	Park Pro Forma
	(in millions)
Operating Data
Total revenues	$2,737	$597	$(86)	$3,248	$—	$3,248
Total expenses	2,329	498	(71)	2,756	13	2,769
Interest expense	127	34	(4)	157	21	178
Net income attributable to stockholders	472	97	(11)	558	(34)	524

Per Common Share Data
Basic:
Earnings per share	$2.32	$1.63	N/A	N/A	N/A	$2.17
Weighted average shares outstanding	203	59	N/A	N/A	N/A	241
Diluted:
Earnings per share	$2.31	$1.62	N/A	N/A	N/A	$2.16
Weighted average shares outstanding	204	59	N/A	N/A	N/A	242

UNAUDITED PER SHARE INFORMATION

The following table sets forth for the year ended December 31, 2018 and the three months ended March 31, 2019, selected per share information for Park common stock on a historical and pro forma combined basis and for Chesapeake common shares on a historical and pro forma equivalent basis. You should read the tables below together with the historical consolidated financial statements and related notes thereto of Park and Chesapeake contained in each of the Park Annual Report on Form 10-K for the year ended December  31, 2018 and the Chesapeake Annual Report on Form 10-K for the year ended December 31, 2018, and each of the Park Quarterly Report on Form 10-Q for the quarter ended March  31, 2019 and the Chesapeake Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, which are incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175 for more information.

The unaudited pro forma net book value per share data give effect to the Merger as if it had occurred on March 31, 2019. The unaudited pro forma earnings and dividends per common share data give effect to the Merger as if it had become effective at January 1, 2018. The Chesapeake pro forma equivalent per common share amounts were calculated by multiplying the Park pro forma combined per share amounts by the exchange ratio of 0.628.

You should not rely on the pro forma amounts as being indicative of the financial position or results of operations of Park that actually would have occurred had the Merger been completed as of the dates indicated above, nor is it necessarily indicative of the future financial position or operating results of Park.

	Park		Chesapeake
	Historical	Pro Forma Combined	Historical	Pro Forma Equivalent
For the year ended December 31, 2018
Earnings per share—Basic	$2.32	$2.17	$1.63	$1.36
Earnings per share—Diluted	$2.31	$2.16	$1.62	$1.36
Dividends declared per share	$2.74	$2.74	$1.60	$1.72
For the three months ended March 31, 2019
Earnings per share—Basic	$0.48	$0.39	$0.14	$0.24
Earnings per share—Diluted	$0.48	$0.39	$0.14	$0.24
Dividends declared per share	$0.45	$0.45	$0.40	$0.28
As of March 31, 2019
Net book value per share	$27.69	$26.90	$17.06	$16.89

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled “Forward-Looking Statements,” you should carefully consider the following risks before deciding how to vote your Chesapeake common shares at the Chesapeake Special Meeting. In addition, you should read and consider the risks associated with each of the businesses of Park and Chesapeake because these risks will also affect Park following the Merger. These risks can be found in Item 1A: “Risk Factors” in each of the Park Annual Report on Form 10-K for the year ended December  31, 2018, the Chesapeake Annual Report on Form 10-K for the year ended December  31, 2018, the Park Quarterly Report on Form 10-Q for the quarter ended March  31, 2019, the Chesapeake Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 and subsequent Quarterly Reports on Form 10-Q of Park and Chesapeake, each of which is filed with the SEC and incorporated by reference into this proxy statement/prospectus. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175.

Risks Related to the Merger

The exchange ratio is fixed and will not be adjusted in the event of any change in the stock price of either Chesapeake or Park.

At the Effective Time, each outstanding Chesapeake common share (other than shares held by Chesapeake, any wholly-owned subsidiary of Chesapeake or by any of the Park Parties or any of their respective wholly-owned subsidiaries) will be converted into the right to receive the Merger Consideration, including 0.628 of a share of Park common stock and $11.00 in cash.

The exchange ratio of 0.628 of a share of Park common stock and $11.00 in cash was fixed in the Merger Agreement and, except for certain adjustments on account of changes in the capitalization of Park or Chesapeake, or the payment of certain dividends by Park or Chesapeake that are necessary to maintain its status as a REIT, will not be adjusted for changes in the market prices of Park common stock or Chesapeake common shares. Changes in the market price of shares of Park common stock prior to the Merger will affect the market value of the Merger Consideration that Chesapeake shareholders will be entitled to receive on the closing date of the Merger. Stock price changes may result from a variety of factors (many of which are beyond the control of Chesapeake and Park), including the following:

•	changes in the respective businesses, operations, assets, liabilities and prospects of Chesapeake and Park;

•	changes in market assessments of the business, operations, financial position and prospects of Chesapeake or Park;

•	market assessments of the likelihood that the Merger will be completed;

•	interest rates, general market and economic conditions and other factors generally affecting the market prices of Chesapeake common shares and Park common stock;

•	federal, state and local legislation, governmental regulation and legal developments in the business in which Chesapeake and Park operate; and

•	other factors, including those described or referred to elsewhere under this heading “Risk Factors.”

The market price of Park common stock at the closing of the Merger may vary from its price on the date the Merger Agreement was executed, on the date of this proxy statement/prospectus and on the date of the Chesapeake Special Meeting. As a result, the market value of the Merger Consideration represented by the exchange ratio will also vary. For example, based on the range of closing prices of Park common stock during the period from May 3, 2019, the last trading day before public announcement of the Merger, through July 24, 2019, the latest practicable date before the date of this proxy statement/prospectus, the exchange ratio of 0.628 per share plus $11.00 represented a market value ranging from a low of $27.23 to a high of $31.71.

Because the Merger will be completed after the date of the Chesapeake Special Meeting, at the time of the Chesapeake Special Meeting, you will not know the exact market value of the Park common stock that Chesapeake shareholders will receive upon completion of the Merger. You should consider, among other things:

•

if the price of Park common stock increases between the date the Merger Agreement was signed and the closing of the Merger, Chesapeake shareholders will receive shares of Park common stock that have a market value upon completion of the Merger that is greater than the market value of such shares calculated pursuant to the exchange ratio on the date the Merger Agreement was signed; and

•

if the price of Park common stock declines between the date the Merger Agreement was signed and the closing of the Merger, Chesapeake shareholders will receive shares of Park common stock that have a market value upon the closing of the Merger that is less than the market value of such shares calculated pursuant to the exchange ratio on the date the Merger Agreement was signed.

Therefore, while the number of shares of Park common stock to be issued per Chesapeake common share is fixed, Chesapeake shareholders cannot be sure of the market value of the Merger Consideration they will receive upon the closing of the Merger.

There may be unexpected delays in the completion of the Merger or the Merger may not be completed at all.

The Merger is currently expected to close late in the third quarter or early in the fourth quarter of 2019, assuming that all of the conditions in the Merger Agreement are satisfied or waived. The Merger Agreement provides that either Chesapeake or the Park Parties may terminate the Merger Agreement if the Merger has not occurred on or before the Outside Date. Certain events may delay the completion of the Merger or result in a termination of the Merger Agreement. Some of these events are outside the control of Chesapeake and the Park Parties. In particular, completion of the Merger requires the affirmative vote on the Merger Proposal of the holders of not less than a majority of Chesapeake’s outstanding common shares as of the record date for the Chesapeake Special Meeting. If the requisite shareholder approval is not obtained at the Chesapeake Special Meeting (including any postponement or adjournment thereof), either Chesapeake or the Park Parties may terminate the Merger Agreement.

Chesapeake and Park may incur significant additional costs in connection with any delay in completing the Merger or the termination of the Merger Agreement, in addition to significant transaction costs, including legal, financial advisory, accounting and other costs Chesapeake and Park have already incurred. In addition, if the Merger is terminated under certain circumstances specified in the Merger Agreement, Chesapeake will be required to pay to Park a termination fee of $62.5 million and/or to reimburse Park’s reasonable out-of-pocket expenses up to $17.5 million. Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties. Neither Chesapeake nor Park can assure you that the conditions to the completion of the Merger will be satisfied or waived or that any adverse change, effect, event, circumstance, occurrence or state of facts that could give rise to the termination of the Merger Agreement will not occur.

Failure to complete the Merger in a timely manner or at all could adversely affect Chesapeake’s business and operations and negatively affect Chesapeake’s share price.

Under the Merger Agreement, Chesapeake is subject to certain restrictions on the conduct of its business prior to completing the Merger. These restrictions may prevent Chesapeake from pursuing certain strategic transactions, acquiring and disposing assets, undertaking certain capital expenditure projects, undertaking certain financing transactions and otherwise pursuing other actions that are not in the ordinary course of business, even if such actions could prove beneficial. Additionally, the pendency of the Merger may make it more difficult for

Chesapeake to effectively recruit, retain and incentivize key personnel and may cause distractions from Chesapeake’s strategy and day-to-day operations for current employees and management.

Delays in completing the Merger or the failure to complete the Merger at all could adversely affect Chesapeake’s business and operations, and, in that event, the market price of Chesapeake common shares may decline significantly, particularly to the extent that the current market price reflects a market assumption that the Merger will be completed. If the Merger is not completed for any reason, Chesapeake will not achieve the expected benefits thereof.

Chesapeake shareholders will have a substantially smaller ownership and voting interest in Park upon completion of the Merger, compared to their ownership and voting interest in Chesapeake prior to the Merger.

Upon completion of the Merger, each Chesapeake shareholder will become a Park stockholder with a percentage ownership of Park that is substantially smaller than the shareholder’s current percentage ownership of Chesapeake. Upon completion of the Merger, based on the number of Chesapeake common shares and shares of Park common stock outstanding on July 24, 2019, the latest practicable date prior to the filing of this proxy statement/prospectus, we estimate that continuing Park stockholders will own approximately 84% of the issued and outstanding common stock of Park, and former Chesapeake shareholders will own approximately 16% of the issued and outstanding common stock of Park. Accordingly, the former Chesapeake shareholders will exercise significantly less influence over Park after the Merger relative to their influence over Chesapeake prior to the Merger, and thus will have a less significant impact on the approval or rejection of future Park proposals submitted to a stockholder vote.

The Merger Agreement contains provisions that could discourage a potential competing acquirer of Chesapeake from making a favorable proposal and, in specified circumstances, could require Chesapeake to make a substantial termination payment to Park.

Pursuant to the Merger Agreement, Chesapeake has agreed not to (i) solicit proposals relating to certain alternative transactions, (ii) enter into discussions or negotiations or provide non-public information concerning proposals relating to an alternative business combination transaction, or (iii) approve or enter into any agreements providing for any such alternative business combination transaction, subject to certain exceptions to permit members of the Chesapeake Board to comply with their duties as trustees under applicable law. Notwithstanding these “no-shop” restrictions, prior to obtaining Chesapeake shareholder approval of the Merger Proposal, under certain specified circumstances the Chesapeake Board may change the Chesapeake Board Recommendation and Chesapeake may also terminate the Merger Agreement to accept a superior proposal upon payment of the termination fee described below.

The Merger Agreement also provides that, in connection with the termination of the Merger Agreement under certain specified circumstances, Chesapeake may be required to pay to Park a termination fee of $62.5 million and/or to reimburse Park’s reasonable out-of-pocket expenses up to $17.5 million. Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties. See “The Merger Agreement—Covenants and Agreements—Restriction on Solicitation of Acquisition Proposals” beginning on page 96 and “The Merger Agreement—Termination of the Merger Agreement—Termination Fee and Expenses Payable by Chesapeake to the Park Parties” beginning on page 110.

These provisions could discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of Chesapeake from considering or proposing such an acquisition, even if the potential competing acquirer was prepared to pay consideration with a higher per share value than the value proposed to be received or realized in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share value than it might otherwise have proposed to pay because of the added expense of the termination fee that may become payable in certain circumstances under the Merger Agreement.

If the Merger is not consummated by the Outside Date, either Chesapeake or the Park Parties may terminate the Merger Agreement.

Either Chesapeake or the Park Parties may terminate the Merger Agreement if the Merger has not been consummated by the Outside Date, which is October 31, 2019. However, this termination right will not be available to a party if that party’s failure to comply with any provision of the Merger Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur by the Outside Date. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 109. In the event the Merger Agreement is terminated by either party due to the failure of the Merger to close by the Outside Date, Chesapeake and Park will have incurred significant costs and will have diverted significant management focus and resources from other strategic opportunities without realizing the anticipated benefits of the Merger.

The trustees and the named executive officers of Chesapeake have interests in the Merger that are different from, or in addition to, those of the other Chesapeake shareholders.

The trustees and named executive officers of Chesapeake have arrangements that provide them with interests in the Merger that are different from, or in addition to, those of the Chesapeake shareholders, generally. These interests include, among other things, with respect to Chesapeake’s trustees, accelerated vesting of outstanding restricted share awards and, with respect to certain trustees, the continued service as a director of Park or, with respect to the named executive officers, accelerated vesting of outstanding restricted share awards, the payment of an amount in cash equal to all accrued and unpaid cash dividends in respect of the vesting of outstanding performance-based restricted share awards, a bonus payout under Chesapeake’s 2019 annual cash bonus plan and a severance payment if employment is terminated or the named executive officer resigns for “good reason” upon consummation of the Merger or within the ensuing 12 months. The Chesapeake Board was aware of and considered those interests, among other matters, in reaching its decision to declare advisable and approve the Merger, and to recommend approval of the Merger Proposal to Chesapeake shareholders. These interests, among others, may influence or may have influenced the trustees and named executive officers of Chesapeake to support or approve the Merger. See “The Merger—Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger” beginning on page 74.

An adverse judgment in any litigation filed or that may be filed challenging the Merger may prevent the Merger from becoming effective or from becoming effective within the expected timeframe.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. As of the date of this proxy statement/prospectus, two putative stockholder class action lawsuits have been filed by purported Chesapeake shareholders challenging the disclosures made in the registration statement in connection with the Merger. The complaints each allege that the registration statement fails to disclose certain allegedly material information in violation of Sections 14(a) and 20(a) of the Exchange Act and Rule14a-9 promulgated thereunder. Additional lawsuits arising out of the Merger may be filed in the future. For a more detailed description of this litigation, see “The Merger—Litigation Relating to the Merger” beginning on page 83 of this proxy statement/prospectus.

Neither Chesapeake nor Park can assure you as to the outcome of these lawsuits or any other lawsuit that may be filed, including the amount of costs associated with defending these claims or any other liabilities that may be incurred in connection with the litigation of these claims. If plaintiffs are successful in obtaining an injunction prohibiting the parties from completing the Merger on the agreed-upon terms, such an injunction may delay the consummation of the Merger in the expected timeframe, or may prevent the Merger from being consummated altogether. Whether or not any plaintiff’s claim is successful, this type of litigation may result in significant costs and divert management’s attention and resources, which could adversely affect the operation of Chesapeake’s or Park’s business.

The fairness opinion obtained from the financial advisor by the Chesapeake Board will not reflect subsequent developments.

In connection with the proposed Merger, the Chesapeake Board received an oral opinion on May 5, 2019 from J.P. Morgan, later confirmed by delivery of a written opinion dated as of May 5, 2019, as to the fairness, from a financial point of view and as of such date, of the Merger Consideration to be paid to the holders of Chesapeake common shares, which opinion was based on and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken, as more fully described in the section entitled “The Merger—Opinion of Chesapeake’s Financial Advisor.” The opinion does not reflect developments that may occur or may have occurred after the date of the opinion, including changes to the operations and prospects of Park or Chesapeake, changes in general market and economic conditions or regulatory or other factors. Any such changes, or other factors on which the opinions are based, may materially alter or affect the relative values of Park or Chesapeake. J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion.

Risks Related to Park Following the Merger

Park expects to incur substantial expenses related to the Merger.

Park expects to incur substantial expenses in completing the Merger and integrating the business, operations, systems, technologies, policies and procedures of Chesapeake with those of Park. While Park has assumed that a certain level of expenses would be incurred, there are a number of factors beyond its control that could affect the total amount or the timing of the expenses relating to the completion of the Merger and the integration of Park’s and Chesapeake’s operations. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. As a result, the expenses associated with the Merger could, particularly in the near term, reduce the savings that Park expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings following the completion of the Merger.

Following the Merger, Park may be unable to integrate the current operations of Chesapeake and Park successfully and realize the anticipated synergies and other benefits of the Merger or do so within the anticipated timeframe.

The Merger involves the combination of two companies which currently operate as independent public companies. Park is expected to benefit from the elimination of duplicative costs associated with supporting a public company platform and the leveraging of technology and systems. However, Park will be required to devote significant management attention and resources to integrating the business practices and operations of Chesapeake into Park. Potential difficulties Park may encounter in the integration process include, among others, the following:

•

the inability to successfully combine the operations of Chesapeake and Park in a manner that permits Park to achieve the cost savings anticipated to result from the Merger, which would result in the anticipated benefits of the Merger not being realized in the timeframe currently anticipated or at all;

•

the additional complexities of increasing the number of third-party operators relied upon by Park and brands represented in Park’s portfolio following the Merger, including additional time and attention required by management;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the Merger; and

•	performance shortfalls as a result of the diversion of management’s attention caused by completing the Merger and integrating the companies’ operations.

For all these reasons, you should be aware that it is possible that the integration process could result in the distraction of Park’s management, the disruption of Park’s ongoing business or inconsistencies in Park’s operations, services, standards, controls, procedures and policies, any of which could adversely affect the ability of Park to maintain relationships with tenants, customers, vendors and employees or to achieve the anticipated benefits of the Merger, or could otherwise adversely affect Park’s business and financial results.

Expected sales of certain hotel properties that have been identified for sale prior to the Merger may not occur and any failure to complete such sales could adversely affect Park’s credit profile.

Prior to the closing of the Merger, Park expects that Chesapeake will complete the sale of the New York Disposition Properties, which are currently under contract to be sold, in accordance with the terms of the Merger Agreement. The Park Parties also are permitted to undertake a marketing and sales process with respect to certain other Chesapeake hotel properties that may be identified by Park for disposition after closing of the Merger. Proceeds from these asset sales are expected to be used to pay down indebtedness to reduce leverage. There can be no assurance that any such potential asset sales will occur on favorable terms or at all. Any potential asset sales would be dependent upon a number of factors that may be beyond Chesapeake’s or Park’s control, including, among other factors, market conditions, industry trends, the interest of third parties in the properties to be sold and the availability of financing to potential buyers on reasonable terms.

Park’s anticipated level of indebtedness will increase upon completion of the Merger and will increase the related risks Park now faces.

Contemporaneously with the execution of the Merger Agreement, PIH and Domestic entered into the Commitment Letter with Bank of America, N.A. and BofA Merrill Lynch providing a $1.1 billion financing commitment for the Term Facility to fund the Merger. Park will also assume and/or refinance certain indebtedness of Chesapeake in connection with the Merger and will be subject to increased risks associated with debt financing, including an increased risk that Park’s cash flow could be insufficient to meet required payments on its debt. On March 31, 2019, Park had indebtedness of approximately $3 billion. After giving effect to the Merger, including the assumption of Chesapeake’s debt expected in the Merger, Park’s total pro forma consolidated indebtedness will increase to approximately $4 billion.

Park’s increased indebtedness could have important consequences to holders of its common stock, including:

•	increasing Park’s vulnerability to general adverse economic and industry conditions;

•	limiting Park’s ability to obtain additional financing to fund future working capital, capital expenditures and other general corporate requirements;

•	with respect to floating rate indebtedness, risks associated with increases in interest rates;

•

requiring the use of a substantial portion of Park’s cash flow from operations for the payment of principal and interest on its indebtedness, thereby reducing its ability to use its cash flow to fund working capital, acquisitions, capital expenditures and general corporate requirements;

•	limiting Park’s flexibility in planning for, or reacting to, changes in its business and its industry; and

•	putting Park at a disadvantage compared to its competitors with less indebtedness.

Counterparties to certain significant agreements with Chesapeake may exercise contractual rights under such agreements in connection with the Merger.

Chesapeake is a party to certain agreements that give the applicable counterparty certain rights following a “change in control.” In certain of these agreements, such rights may be triggered upon the closing of the Merger and may trigger a consent or the right to terminate the agreement. It is not a condition to completion of the Merger that the counterparties consent to the Merger or waive their contractual rights. Certain counterparties may also require modifications to their respective agreements or the execution of new agreements as a condition to granting a waiver or consent under their agreement. The pursuit of such rights by the counterparties may result in Park suffering a loss of potential future revenue or incurring liabilities and may result in the loss or modification of rights that are material to Park’s business. There can be no assurances that such counterparties will not exercise their rights under these agreements, including termination rights where available, or that the exercise of any such rights under, or modification of, these agreements will not adversely affect Park’s business or operations.

Park depends on key senior executives and field personnel, including general managers, for its future success, and the loss of key personnel or inability to attract and retain key personnel could significantly harm Park’s business.

Park’s ability to maintain its competitive position depends somewhat on the efforts and abilities of its senior executives. Finding suitable replacements for senior executives could be difficult. Losing the services of one or more of these senior executives following consummation of the Merger could adversely affect strategic relationships, including relationships with Hilton Worldwide or other hotel managers or franchisors, joint venture partners and vendors, and limit Park’s ability to execute its business strategies.

Park also relies on the general managers at each of its hotels to manage daily operations and oversee the efforts of employees. These general managers are trained professionals in the hospitality industry and have extensive experience in many markets worldwide. The failure by Park to retain, train or successfully integrate the general managers currently at Chesapeake’s hotels could negatively affect our operations.

Risks Related to an Investment in Park Following the Merger

The market price and trading volume of Park common stock may be volatile.

The United States stock markets, including the NYSE, on which Park common stock will continue to be listed under the symbol “PK” after the Merger, have experienced significant price and volume fluctuations. As a result, the market price of shares of Park common stock is likely to be similarly volatile, and investors in shares of Park common stock may experience a decrease in the value of their shares, including decreases unrelated to Park’s operating performance or prospects. Neither Chesapeake nor Park can assure you that the market price of Park common stock will not fluctuate or decline significantly in the future.

In addition to the risks listed in this “Risk Factors” section, a number of factors could negatively affect Park’s share price or result in fluctuations in the price or trading volume of Park common stock, including:

•	the annual yield from distributions on Park common stock as compared to yields on other financial instruments;

•	equity issuances by Park, or future sales of substantial amounts of Park common stock by its existing or future stockholders, or the perception that such issuances or future sales may occur;

•	increases in market interest rates or a decrease in Park’s distributions to stockholders that lead purchasers of Park common stock to demand a higher yield;

•	changes in market valuations of similar companies;

•	fluctuations in stock market prices and volumes;

•	additions or departures of key executive officers;

•	Park’s operating performance and the performance of other similar companies;

•	actual or anticipated differences in Park’s quarterly operating results;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	publication of research reports about Park or its industry by securities analysts;

•	failure to qualify as a REIT for U.S. federal income tax purposes;

•	adverse market reaction to any indebtedness Park incurs in the future;

•	strategic decisions by Park or its competitors, such as acquisitions, divestments, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	legislative or other regulatory developments that adversely affect Park or its industry;

•	speculation in the press or investment community;

•	changes in Park’s earnings;

•	failure to satisfy the listing requirements of the NYSE;

•	failure to comply with the requirements of Sarbanes Oxley Act of 2002, as amended;

•	actions by institutional stockholders of Park;

•	changes in accounting principles; and

•	general economic and/or market conditions, including factors unrelated to Park’s performance.

In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert Park’s management’s attention and resources, which could have a material adverse effect on Park’s cash flows, its ability to execute its business strategy and Park’s ability to make distributions to Park stockholders.

The market price of shares of Park common stock following the Merger may be affected by factors different from those affecting the price of shares of Park common stock before the Merger.

The results of operations of Park, as well as the market price of Park common stock, after the Merger may be affected by factors different from those currently affecting Park’s results of operations and the market prices of Park common stock. These factors include:

•	a greater number of shares of Park common stock outstanding;

•	different stockholders in Park; and

•	Park owning different assets and maintaining different capitalizations.

Accordingly, the historical market prices and financial results of Chesapeake and Park may not be indicative of these matters for Park after the Merger.

The market price of Park common stock may decline as a result of the Merger.

The market price of Park common stock may decline as a result of the Merger if Park does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts, or the effect of the Merger on Park’s financial results is not consistent with the expectations of financial or industry analysts.

In addition, upon consummation of the Merger, Chesapeake shareholders and Park stockholders will own interests in a company operating an expanded business with a different mix of properties, risks and liabilities. Current Chesapeake shareholders and Park stockholders may not wish to continue to invest in Park, or for other reasons may wish to dispose of some or all of their shares of Park common stock. If, following the Effective Time, significant amounts of Park common stock are sold, the price of Park common stock could decline.

After the closing of the Merger, Chesapeake shareholders who receive shares of Park common stock in the Merger will have different rights that may be less favorable than their current rights as Chesapeake shareholders.

After the closing of the Merger, Chesapeake shareholders who receive shares of Park common stock in the Merger will have different rights than they currently have as Chesapeake shareholders, which may be less favorable than their current rights. For a detailed discussion of the similarities and material differences between the current rights of Chesapeake shareholders and the rights of Park stockholders, see “Comparison of Rights of Park Stockholders and Chesapeake Shareholders” beginning on page 154.

Following the Merger, Park may not continue to pay dividends at or above the rate currently paid by Chesapeake or Park.

Following the Merger, the stockholders of Park may not receive dividends at the same rate they received dividends as Chesapeake shareholders and as Park stockholders prior the Merger for various reasons, including the following:

•	Park may not have enough cash to pay such dividends due to changes in Park’s cash requirements, capital spending plans, cash flow or financial position;

•

decisions on whether, when and in which amounts to make any future distributions will remain at all times entirely at the discretion of the Park Board, which reserves the right to change Park’s current dividend practices at any time and for any reason;

•	Park may desire to retain cash to maintain or improve its credit ratings; and

•

the amount of dividends that Park’s subsidiaries may distribute to Park may be subject to restrictions imposed by state law and restrictions imposed by the terms of any current or future indebtedness that these subsidiaries may incur.

Stockholders of Park will have no contractual or other legal right to dividends that have not been declared by the Park Board.

Park may need to incur additional indebtedness in the future.

In connection with executing Park’s business strategies following the Merger, Park expects to continue to evaluate additional acquisitions and other strategic investment opportunities, and Park may elect to finance these endeavors by incurring additional indebtedness. The amount of such indebtedness could have material adverse consequences for Park, including:

•	hindering Park’s ability to adjust to changing market, industry or economic conditions;

•	limiting Park’s ability to access the capital markets to refinance maturing debt or to fund acquisitions or emerging businesses;

•	limiting the amount of free cash flow available for future operations, acquisitions, dividends, stock repurchases or other uses;

•	making Park more vulnerable to economic or industry downturns, including interest rate increases; and

•	placing Park at a competitive disadvantage compared to less leveraged competitors.

The impact of any of these potential adverse consequences could have a material adverse effect on Park’s results of operations, financial condition and liquidity.

The unaudited pro forma financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and may not be an indication of Park’s financial condition or results of operations after the Merger.

The unaudited pro forma financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates and may not be an indication of Park’s future financial condition or results of operations resulting from the Merger. The actual financial condition and results of operations of Park following the Merger may not be consistent with, or evident from, these unaudited pro forma financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial statements may not prove to be accurate, and other factors may affect Park’s financial condition or results of operations following the Merger. Any potential decline in Park’s financial condition or results of operations may cause significant variations in the market price of Park common stock following the Merger.

The Merger should be taxable to Chesapeake shareholders; however, Chesapeake shareholders may not receive cash sufficient to pay any tax.

The Merger should be treated as a taxable sale by Chesapeake of all of its assets followed by a liquidating distribution to the Chesapeake shareholders. Chesapeake shareholders should be treated as exchanging their Chesapeake common shares in exchange for the Merger Consideration. As a result, Chesapeake shareholders should recognize gain or loss equal to the difference, if any, between (i) the fair market value of Park common stock, plus the amount of any cash received and (ii) the holder’s adjusted tax basis in the Chesapeake common shares exchanged. Because the Chesapeake shareholders will receive only a portion of the Merger Consideration in the form of cash, Chesapeake shareholders may need to sell Park common stock received in the Merger, or use cash from other sources, to pay any tax obligations resulting from the Merger.

If Park does not maintain its qualification as a REIT, Park will be subject to tax as a C corporation and could face a substantial tax liability.

Park has been taxed as a REIT for U.S. federal income tax purposes beginning January 4, 2017. Park is currently structured and operates consistent with the requirements to be a REIT and Park expects to continue to operate so as to qualify as a REIT under the Code. However, qualification as a REIT involves the interpretation and application of highly technical and complex Code provisions for which no or only a limited number of judicial or administrative interpretations may exist. Notwithstanding the availability of cure provisions in the Code, Park could fail to meet various compliance requirements, which could jeopardize Park’s REIT status. Furthermore, new tax legislation, administrative guidance or court decisions, in each instance potentially with retroactive effect, could make it more difficult or impossible for Park to qualify as a REIT. If Park fails to qualify as a REIT in any tax year, then:

•

Park would be taxed as a C corporation, which under current laws, among other things, means being unable to deduct dividends paid to stockholders in computing taxable income and being subject to U.S. federal income tax on Park’s taxable income at normal corporate income tax rates;

•	any resulting tax liability could be substantial and could have a material adverse effect on Park’s value and financial condition;

•

unless Park were entitled to relief under applicable statutory provisions, Park would be required to pay income taxes, and thus, Park’s cash available for distribution to stockholders would be reduced for each of the years during which Park did not qualify as a REIT; and

•	Park generally would not be eligible to requalify as a REIT for the subsequent four taxable years.

In addition, if Park fails to qualify as a REIT, Park will not be required to make distributions to stockholders. As a result of all these factors, Park’s failure to qualify as a REIT could impair Park’s ability to execute Park’s business and growth strategies, as well as make it more difficult for Park to raise capital and service Park’s indebtedness.

Park would incur adverse tax consequences if it, Chesapeake or any of Park or Chesapeake’s subsidiary REITs failed to qualify as a REIT for U.S. federal income tax purposes.

Park has assumed that Chesapeake has qualified and will continue to qualify as a REIT for U.S. federal income tax purposes prior to the Merger and that Park will be able to continue to qualify as a REIT following the Merger. However, if Chesapeake has failed to qualify as a REIT, Merger Sub would succeed to significant tax liabilities (including the significant tax liability that would result from the deemed sale of assets by Chesapeake pursuant to the Merger) the economic burden of which would be borne by Domestic and Park, and Park could possibly lose its REIT status should disqualifying activities continue after the Merger.

REITs are subject to a range of complex organizational and operational requirements. As a REIT, with respect to each year, Park must distribute at least 90% of its REIT taxable income to its stockholders. Other restrictions apply to its income and assets. Park’s REIT status is also dependent upon the ongoing qualification of subsidiary entities as REITs or TRSs, as applicable, as a result of its substantial ownership interest in those entities.

For any taxable year that Park fails to qualify as a REIT and is unable to avail itself of savings provisions set forth in the Code (which themselves could impose significant excise or penalty tax liability on Park or its subsidiaries), it would be subject to federal income tax at the regular corporate rates on all of its taxable income, whether or not it makes any distributions to Park stockholders. Those taxes would reduce the amount of cash available for distribution to Park stockholders or for reinvestment and would adversely affect Park’s earnings. As a result, Park’s failure to qualify as a REIT during any taxable year could have a material adverse effect upon Park and Park stockholders. Furthermore, unless certain relief provisions apply, Park would not be eligible to elect REIT status again until the fifth taxable year that begins after the first year for which it failed to qualify.

Qualifying as a REIT involves highly technical and complex provisions of the Code and therefore, in certain circumstances, may be subject to uncertainty.

In order to continue to qualify as a REIT, Park must satisfy a number of requirements, including requirements regarding the composition of Park’s assets, the sources of Park’s income and the diversity of Park’s share ownership. Also, Park must make distributions to stockholders aggregating annually at least 90% of Park’s “REIT taxable income” (determined without regard to the dividends paid deduction and excluding net capital gain). Compliance with these requirements and all other requirements for qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial and administrative interpretations. The complexity of these provisions and of the applicable United States Treasury (“Treasury”) regulations that have been promulgated under the Code is greater in the case of a REIT that, like Park, conducts significant business operations through one or more TRS. Even a technical or inadvertent action could jeopardize Park’s REIT status. In addition, the determination of various factual matters and circumstances relevant to REIT qualification is not entirely within Park’s control and may affect Park’s ability to qualify as a REIT. Accordingly, Park cannot be certain that Park’s organization and operation will enable Park to qualify as a REIT for U.S. federal income tax purposes.

Park may face other tax liabilities that reduce Park’s cash flows.

Even if Park qualifies for taxation as a REIT, Park may be subject to certain U.S. federal, state and local taxes on Park’s income and assets, including taxes on any undistributed income, built-in gain tax on the taxable sale of assets, tax on income from some activities conducted as a result of a foreclosure, and non-U.S. income taxes. Moreover, if Park has net income from “prohibited transactions,” that income will be subject to a 100% tax. In addition, Park could, in certain circumstances, be required to pay an excise or penalty tax (which could be significant in amount) in order to utilize one or more relief provisions under the Code to maintain Park’s qualification as a REIT. Park is subject to U.S. federal and state income tax (and any applicable non-U.S. taxes) on the income earned by Park’s TRSs. Any of these taxes would decrease cash available for distributions to stockholders. Any of these taxes decrease cash available for distribution to Park’s stockholders.

Chesapeake and Park face other risks.

The foregoing risks are not exhaustive, and you should be aware that, following the Merger, Park will face various other risks, including those discussed in reports filed by Chesapeake and Park with the SEC. See “Where You Can Find More Information” beginning on page 175.

FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements include, but are not limited to, statements related to the current expectations of Park and Chesapeake regarding the performance of the businesses, financial results, liquidity and capital resources, the effects of competition and the effects of future legislation or regulations, the expected completion of anticipated acquisitions and dispositions, the declaration and payment of future dividends, statements about the benefits of the proposed transaction involving Park and Chesapeake and statements that address operating performance, events or developments that Park and Chesapeake expect or anticipate will occur in the future, including but not limited to statements regarding anticipated synergies and general and administrative savings, future financial and operating results, plans, objectives, expectations and intentions, expected sources of financing, anticipated asset dispositions, anticipated leadership and governance, creation of value for stockholders, benefits of the proposed transaction to customers, employees, stockholders and other constituents of Park following the Merger, the integration of Park and Chesapeake, cost savings and the expected timetable for completing the proposed transaction, and other non-historical statements. Forward-looking statements include all statements that are not historical facts, and in some cases, can be identified by the use of forward-looking terminology such as the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements for various reasons, including risks associated with:

•	the ability to consummate the Merger and the other transactions described in this proxy statement/prospectus and the timing of the closing of the Merger;

•	the ability to satisfy conditions necessary to close the Merger and the other transactions described in this proxy statement/prospectus;

•	changes in national, regional and local economic conditions;

•	ability to maintain qualification as a REIT;

•	the impact of financial, accounting, legal, legislative or regulatory issues or changes or litigation that may impact Park, Chesapeake or the combined company;

•	the availability of financing;

•	risks associated with acquisitions generally, including the integration of Chesapeake’s and Park’s businesses;

•	risks associated with execution of anticipated asset dispositions;

•	risks associated with achieving expected revenue synergies or cost savings; and

•	other risks and uncertainties detailed from time to time in Park’s and Chesapeake’s filings with the SEC.

You should not put undue reliance on any forward-looking statements and Park and Chesapeake urge investors to carefully review the disclosures Park and Chesapeake have made concerning risk and uncertainties in Item 1A: “Risk Factors” in each of the Park Annual Report on Form 10-K for the year ended December 31, 2018, the Park Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, the Chesapeake Annual Report on Form 10-K for the year ended December 31, 2018 and the Chesapeake Quarterly Report on Form  10-Q for the quarter ended March 31, 2019, as such factors may be updated from time to time in Park’s and Chesapeake’s periodic filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. Except as required by law, Park and Chesapeake undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

THE COMPANIES

Park Hotels & Resorts Inc.

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Park is a REIT that owns a diverse portfolio of iconic and market-leading hotels and resorts with significant underlying real estate value. As of the date of this proxy statement/prospectus, Park holds investments in entities that have ownership or leasehold interests in 48 hotels, consisting of premium-branded hotels and resorts with over 29,000 rooms, of which over 85% are luxury and upper upscale (as defined by Smith Travel Research) and over 97% are located in the United States.

Park’s high-quality portfolio includes hotels in major urban and convention areas, such as New York City, Washington, D.C., Chicago, San Francisco and New Orleans; premier resorts in key leisure destinations, including Hawaii, Orlando and Key West; and hotels adjacent to major gateway airports, such as Los Angeles International, Boston Logan International and Miami International, as well as hotels in select suburban locations.

Park was originally formed as a Delaware corporation in 1946 and existed as a part of one of Hilton Worldwide’s business segments. On January 3, 2017, Hilton Worldwide completed the spin-off that resulted in Park’s establishment as an independent, publicly traded company.

Park is a REIT for U.S. federal income tax purposes and expects to continue to be organized and operate so as to continue to qualify as a REIT.

Park common stock is listed on the NYSE, trading under the symbol “PK.” Park’s headquarters are located at 1775 Tysons Blvd., 7th Floor, Tysons, VA 22102; its telephone number is (571) 302-5757. Park’s website address is www.pkhotelsandresorts.com. Information contained on Park’s website is not and should not be deemed a part of this proxy statement/prospectus or any other report or filing filed with the SEC.

Additional information about Park is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175.

PK Domestic Property LLC

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Domestic is a Delaware limited liability company and an indirect subsidiary of Park and holds an indirect 100% interest in 20 Park properties. Contemporaneously with the execution of the Merger Agreement, PIH and Domestic entered into the Commitment Letter with Bank of America, N.A. and BofA Merrill Lynch providing a $1.1 billion financing commitment for the Term Facility to fund the Merger. The Term Facility includes the Two-Year Tranche and the Five-Year Tranche. In connection with the closing of the Merger, Domestic is expected to become a borrower under the Term Facility and PIH’s existing credit facility. Its principal executive offices are located at c/o Park Hotels & Resorts Inc., 1775 Tysons Blvd., 7th Floor, Tysons, VA 22102, and its telephone number is (571) 302-5757.

PK Domestic Sub LLC

1775 Tysons Blvd., 7th Floor

Tysons, VA 22102

(571) 302-5757

Merger Sub is a Delaware limited liability company and a direct subsidiary of Domestic. Merger Sub was formed by Park solely for the purpose of engaging in the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub has not conducted any business activities, has no assets, liabilities or obligations and has conducted its operations solely as contemplated in the Merger Agreement. Its principal executive offices are located at c/o Park Hotels & Resorts Inc., 1775 Tysons Blvd., 7th Floor, Tysons, VA 22102, and its telephone number is (571) 302-5757.

Chesapeake Lodging Trust

4300 Wilson Boulevard, Suite 625

Arlington, Virginia 22203

(571) 349-9452

Chesapeake is a self-advised REIT that was formed in the state of Maryland in June 2009. Chesapeake is focused on investments primarily in upper-upscale hotels in major business and convention markets and, on a selective basis, premium select-service hotels in urban settings or unique locations in the U.S. Chesapeake completed its initial public offering in January 2010 and owns 20 hotels as of the date of this filing.

THE CHESAPEAKE SPECIAL MEETING

This proxy statement/prospectus is being furnished in connection with the solicitation of proxies from Chesapeake shareholders for use at the Chesapeake Special Meeting. This proxy statement/prospectus and accompanying proxy card are first being mailed to Chesapeake shareholders on or about August 1, 2019.

Date, Time, Place and Purpose of the Chesapeake Special Meeting

The Chesapeake Special Meeting will be held at the offices of Polsinelli, located at 1401 Eye Street, NW, Suite 800, Washington, DC 20005, on September 10, 2019, commencing at 9:00 a.m., Eastern Time, for the following purposes:

1.	To consider and vote on the Merger Proposal;

2.	To consider and vote on the Chesapeake Compensation Proposal; and

3.	To consider and vote on the Chesapeake Adjournment Proposal.

Recommendation of the Chesapeake Board

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Chesapeake Board consulted with Chesapeake’s management and its outside legal and financial advisors and unanimously declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement.

The Chesapeake Board unanimously recommends that the Chesapeake shareholders vote “FOR” the Merger Proposal, “FOR” the Chesapeake Compensation Proposal and “FOR” the Chesapeake Adjournment Proposal. For the reasons for this recommendation, see “The Merger—Recommendation of the Chesapeake Board and Its Reasons for the Merger” beginning on page 57.

Chesapeake Record Date; Shares Entitled to Vote

Only holders of record of Chesapeake common shares at the close of business on July 25, 2019, the record date, will be entitled to receive notice of and to vote at the Chesapeake Special Meeting and any postponement or adjournment of the Chesapeake Special Meeting. As of the record date, there were 60,765,796 Chesapeake common shares outstanding and entitled to vote at the Chesapeake Special Meeting, held by approximately 25 shareholders of record.

Each holder of Chesapeake common shares is entitled to cast one vote for each Chesapeake common share owned on the record date for the Chesapeake Special Meeting on each proposal.

Trustees and Officers of Chesapeake

At the close of business on the record date, trustees and named executive officers of Chesapeake beneficially owned and were entitled to vote 2,648,119 Chesapeake common shares, or approximately 4.4% of the Chesapeake common shares issued and outstanding on that date. Chesapeake currently expects that all Chesapeake trustees and named executive officers will vote their Chesapeake common shares in favor of the Merger Proposal, as well as the other proposals to be considered at the Chesapeake Special Meeting.

Quorum; Required Vote

The presence in person or by proxy of the holders of a majority of the outstanding Chesapeake common shares entitled to vote generally in the election of trustees will constitute a quorum for the transaction of business at the Chesapeake Special Meeting. Abstentions will be counted in determining whether a quorum exists.

Approval of the Merger Proposal requires the affirmative vote of the holders of not less than a majority of the outstanding Chesapeake common shares.

Approval of the Chesapeake Compensation Proposal requires that the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

Approval of the Chesapeake Adjournment Proposal requires that the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

Abstentions and Broker Non-Votes

Abstentions will have the same effect as votes “AGAINST” the Merger Proposal. Abstentions will have no effect on either of the other two proposals to be considered. A broker non-vote occurs when shares held by a bank, broker, trustee or other nominee are represented at the meeting, but the broker or other nominee has not received voting instructions from the beneficial owner and does not have the discretion to direct the voting of the shares on a particular proposal but has discretionary voting power on other proposals. Because all three proposals are considered “non-routine” matters, Chesapeake common shares held through a bank, broker, trustee or other nominee will not be voted unless direction is provided by the underlying beneficial owners of such shares. Therefore, it is not anticipated that there will be any “broker non-votes” at the Chesapeake Special Meeting. Broker non-votes, if any, will have the same effect as votes “AGAINST” the Merger Proposal but will have no effect on either of the other two proposals to be considered.

Manner of Submitting a Proxy

Chesapeake shareholders of record may submit proxies by completing, signing and dating their proxy card and returning it in the accompanying pre-addressed, postage-prepaid envelope. Your proxy card must be received no later than September 9, 2019 for your shares to be voted at the Chesapeake Special Meeting.

If you are a beneficial owner, that is, you hold your Chesapeake common shares through a bank, broker, trustee or other nominee, you must provide your nominee with appropriate voting instructions as set forth on the voting instruction form you receive from your nominee no later than the deadline indicated on the voting instruction form. Beneficial owners may provide instructions to their bank, broker, trustee, or other nominee holding their shares in one of the following three ways:

•	By Internet—Beneficial owners may give instructions over the Internet by following the instructions on the voting instruction forms you received from your nominee.

•

By Telephone—Beneficial owners may give instructions by telephone by calling the number on the voting instruction form you received from your nominee and following the instructions. You will need to have the control number that appears on the proxy or voting instruction form available when voting.

•

By Mail—Beneficial owners may give instructions by completing, signing and dating their voting instruction forms received from your nominee and mailing it in the accompanying pre-addressed, postage-prepaid envelope.

If you do not provide voting instructions to your broker or other nominee, your Chesapeake common shares will not be voted.

Your vote is important. We encourage you to sign and return the enclosed proxy card or provide voting instructions to the organization that holds your Chesapeake common shares.

All Chesapeake common shares entitled to vote and represented by properly completed proxies received prior to the Chesapeake Special Meeting, and not revoked, will be voted at the Chesapeake Special Meeting as instructed on the proxies.

If Chesapeake shareholders of record return properly executed proxies but do not indicate how their Chesapeake common shares should be voted on a proposal, the Chesapeake common shares represented by their properly executed proxies will be voted as the Chesapeake Board recommends and, therefore, “FOR” the proposal to approve the Merger on the terms and conditions set forth in the Merger Agreement, “FOR” the non-binding advisory proposal to approve certain compensation that may be paid or become payable to the named executive officers of Chesapeake in connection with the Merger and the other transactions contemplated by the Merger Agreement and “FOR” the proposal to approve one or more adjournments of the Chesapeake Special Meeting to another date, time or place, if necessary, to solicit additional proxies in favor of the proposal to approve the Merger on the terms and conditions set forth in the Merger Agreement.

Shares Held in “Street Name”

Beneficial owners of Chesapeake common shares may vote their shares by proxy by providing their nominee with appropriate voting instructions as set forth above under “—Manner of Submitting Proxy.”

Shares for which you are the beneficial owner but not the shareholder of record may be voted in person at the Chesapeake Special Meeting only if you obtain a legal proxy from the bank, broker, trustee or nominee that holds your shares giving you the right to vote the shares.

Revocation of Proxies or Voting Instructions

Chesapeake shareholders of record may change their vote or revoke their proxy by:

•	submitting notice in writing to Chesapeake’s Secretary at Chesapeake Lodging Trust, 4300 Wilson Boulevard, Suite 625, Arlington, Virginia 22203, Attn: Secretary, no later than September 9, 2019;

•	granting a new proxy bearing a later date (which automatically revokes the earlier proxy); or

•	attending the Chesapeake Special Meeting and voting in person.

Attendance at the Chesapeake Special Meeting alone will not cause your previously granted proxy to be revoked unless you specifically make that request.

For Chesapeake common shares you hold beneficially in the name of a bank, broker, trustee or other nominee, you may change your vote by submitting new voting instructions to your bank, broker, trustee or nominee by no later than the deadline indicated on the voting instruction form, or, if you have obtained a legal proxy from your bank, broker, trustee or other nominee giving you the right to vote your shares, by attending the Chesapeake Special Meeting and voting in person.

Solicitation of Proxies; Payment of Solicitation Expenses

The solicitation of proxies from Chesapeake shareholders is made on behalf of the Chesapeake Board. Chesapeake will pay the cost of soliciting proxies from Chesapeake shareholders. Chesapeake has engaged MacKenzie Partners, Inc. to assist in the solicitation of proxies for the Chesapeake Special Meeting, and Chesapeake estimates it will pay MacKenzie Partners, Inc. a fee of approximately $20,000. Chesapeake has also agreed to reimburse MacKenzie Partners, Inc. for reasonable expenses incurred in connection with the proxy solicitation and to indemnify MacKenzie Partners, Inc. against certain losses, claims, damages, liabilities and expenses. In addition to mailing proxy solicitation materials, Chesapeake’s trustees and officers, and employees of Chesapeake may also solicit proxies in person, by telephone or by any other electronic means of communication deemed appropriate. No additional compensation will be paid to Chesapeake’s trustees or officers, or to employees of Chesapeake for such services.

In accordance with the regulations of the SEC and NYSE, Chesapeake also will reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Chesapeake common shares.

Inspector of Elections

Votes will be counted by an inspector of elections appointed by Chesapeake for the Chesapeake Special Meeting.

Admission to the Chesapeake Special Meeting

Only holders of record of Chesapeake common shares at the close of business on July 25, 2019 or their legal proxy holders who comply with the admission requirements described below may attend the Chesapeake Special Meeting. Due to space constraints and other security considerations, we will not be able to accommodate the guests of either shareholders or their legal proxy holders.

Chesapeake shareholders of record may gain admittance to the Chesapeake Special Meeting by presenting the admission ticket that is attached to their proxy card delivered with this proxy statement/prospectus or by providing other proof of ownership of Chesapeake common shares as of the close of business on July 25, 2019.

If your Chesapeake common shares are held in the name of a bank, broker, trustee or other nominee and you plan to attend the Chesapeake Special Meeting, you will need to bring the admission ticket provided by your bank, broker, trustee or other nominee, as well as proof of ownership as of the close of business on July 25, 2019, such as a recent bank or brokerage account statement. If you are not a Chesapeake shareholder but hold a proxy for a shareholder, you may attend the Chesapeake Special Meeting by presenting a valid legal proxy.

If you are representing an entity that is a holder of Chesapeake common shares on the close of business on July 25, 2019, you must provide evidence of your authority to represent that entity at the Chesapeake Special Meeting. Shareholders holding Chesapeake common shares in a joint account will be admitted to the Chesapeake Special Meeting if they provide proof of joint ownership and otherwise follow the admission requirements described above.

All attendees must also provide a form of government-issued photo identification. If you arrive at the Chesapeake Special Meeting without the required items, we will admit you only if we are able to verify that you are a Chesapeake shareholder of record as of the close of business on July 25, 2019.

Directions to the Chesapeake Special Meeting

The Chesapeake Special Meeting will be held at the offices of Polsinelli, located at 1401 Eye Street, NW, Suite 800, Washington, DC 20005, in the Franklin Tower office building, on the Northwest corner of 14th and Eye Streets. Polsinelli is accessible from Reagan National Airport, Dulles International Airport and Baltimore/Washington International Airport.

PROPOSALS SUBMITTED TO CHESAPEAKE SHAREHOLDERS

Merger Proposal

(Proposal 1 on the Proxy Card)

Chesapeake shareholders are asked to approve the Merger Proposal. For a summary of and detailed information regarding the Merger Proposal, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in sections entitled “The Merger” beginning on page 49 and “The Merger Agreement” beginning on page 84. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Pursuant to the Merger Agreement, approval of the Merger Proposal is a condition to the consummation of the Merger. If the Merger Proposal is not approved, the Merger will not be completed.

Approval of the Merger Proposal requires the affirmative vote of the holders of not less than a majority of the outstanding Chesapeake common shares.

The Chesapeake Board unanimously recommends that Chesapeake shareholders vote “FOR” the Merger Proposal.

Chesapeake Compensation Proposal

(Proposal 2 on the Proxy Card)

This section sets forth information relating to the Chesapeake Compensation Proposal. Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and Section 14A of the Exchange Act, Chesapeake is providing its shareholders with the opportunity to cast a non-binding advisory vote on the compensation that may be paid or become payable to Chesapeake’s named executive officers, as determined in accordance with Item 402(t) of Regulation S-K, that is based upon or otherwise relates to the Merger and the other transactions contemplated by the Merger Agreement and arises from any form of arrangement or understanding, whether written or unwritten, between Chesapeake or the combined company and the named executive officers. Chesapeake, therefore, is asking its shareholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Chesapeake Lodging Trust’s named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Merger—Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger—Golden Parachute Compensation” is hereby APPROVED.”

The vote regarding the Chesapeake Compensation Proposal is separate and apart from the vote on the Merger Proposal. Because the vote regarding the Chesapeake Compensation Proposal is advisory only, it will not be binding on either Chesapeake or Park regardless of whether the Merger is completed. Furthermore, the compensation outlined under “The Merger—Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger” is contractual in nature. Accordingly, if the Merger is completed, the Merger-related compensation will become payable in connection with the Merger and a qualifying termination of employment, subject only to the conditions applicable thereto, regardless of the outcome of this non-binding advisory vote.

Approval of the Chesapeake Compensation Proposal requires that the number of votes cast for the proposal exceeds the number of votes cast against the proposal.

The Chesapeake Board unanimously recommends that Chesapeake shareholders vote “FOR” the Chesapeake Compensation Proposal.

Chesapeake Adjournment Proposal

(Proposal 3 on the Proxy Card)

The Chesapeake shareholders are being asked to approve the Chesapeake Adjournment Proposal. If, at the Chesapeake Special Meeting, the number of Chesapeake common shares present or represented by proxy and voting for the approval of the Merger Proposal is insufficient to approve such proposal, Chesapeake intends to move to adjourn the Chesapeake Special Meeting to another place, date or time in order to enable the Chesapeake Board to solicit additional proxies for approval of the Merger Proposal. Approval of the Chesapeake Adjournment Proposal requires that the number of votes cast for the proposal exceeds the number of votes cast against the proposal. If the Chesapeake Adjournment Proposal is approved, Chesapeake may adjourn the Chesapeake Special Meeting to another place, date or time. Chesapeake does not intend to call a vote on the Chesapeake Adjournment Proposal if the Merger Proposal considered at the Chesapeake Special Meeting has been approved at the Chesapeake Special Meeting. If the Chesapeake Special Meeting is adjourned for the purpose of soliciting additional proxies, Chesapeake shareholders who have already submitted their proxies will be able to revoke them at any time prior to their use.

The Chesapeake Board unanimously recommends that Chesapeake shareholders vote “FOR” the Chesapeake Adjournment Proposal.

Other Business

No other matters will be transacted at the Chesapeake Special Meeting.

THE MERGER

The following is a summary of the material features of the Merger. This summary may not contain all of the information about the Merger that is important to you. Chesapeake and Park encourage urge you to carefully read this entire proxy statement/prospectus, including the Merger Agreement and the other documents attached to this proxy statement/prospectus and incorporated herein by reference, for a more complete understanding of the Merger.

General

The Chesapeake Board has unanimously (i) declared advisable and approved the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law, (ii) authorized Chesapeake to execute, deliver and perform the Merger Agreement, (iii) directed that the Merger be submitted for consideration at the Chesapeake Special Meeting, and (iv) subject to the terms and conditions set forth in the Merger Agreement, resolved to recommend that the shareholders of Chesapeake vote in favor of the approval of the Merger and to include the Chesapeake Board Recommendation in this proxy statement/prospectus. In the Merger, Chesapeake will merge with and into Merger Sub, with Merger Sub continuing as the Surviving Entity and a wholly-owned subsidiary of Domestic. Chesapeake shareholders will receive the Merger Consideration described below under “The Merger Agreement—Merger Consideration; Effects of the Merger.”

Background of the Merger

James L. Francis, President and Chief Executive Officer, and Douglas W. Vicari, Executive Vice President and Chief Financial Officer, co-founded Chesapeake in 2009 to capitalize on the downturn in the U.S. lodging industry resulting from the economic recession that began in 2007, with the belief that cyclical industry dynamics would create attractive opportunities to acquire high quality hotels, at prices well below replacement costs, with attractive yields on investment and significant upside potential. Chesapeake followed this strategy from the completion of its initial public offering in 2010 through April 2015, acquiring a total of 23 hotels located in many of the top 25 lodging markets in the United States.

Commencing in 2014, but increasingly in 2015, Chesapeake’s management team observed that U.S. lodging industry conditions had become less favorable to hotel buyers, given the extended growth of the current lodging and economic cycle and published industry forecasts indicating that U.S. lodging supply growth was expected to reach levels at or near the industry’s historical average over the coming two years. As a result, Chesapeake expected its pace of acquisitions to slow for the remainder of the lodging cycle and began evaluating opportunities to dispose of hotels that Chesapeake believed had maximized their values. Chesapeake made its first hotel sale, of the Courtyard Anaheim at Disneyland Resort, in 2014.

Chesapeake’s share price reached its all-time high in January 2015 but came under pressure, along with the share prices of other publicly traded lodging REITs, due to broader concerns that the lodging cycle may have reached peak performance levels. In the fall of 2015, in connection with Chesapeake’s annual strategic planning and budgeting efforts, Chesapeake’s management discussed with the Chesapeake Board management’s views that industry conditions were making it increasingly difficult for Chesapeake to identify, underwrite and complete accretive acquisitions, and that growth would need to be generated from asset management efforts such as renovating and repositioning hotels. Chesapeake’s management also noted its sense that, in light of these challenging industry dynamics and the resulting difficulties in generating growth, it would be appropriate to gauge the possibility of a strategic transaction to maximize shareholder value. The Chesapeake Board agreed that exploring a strategic transaction was in the best interests of Chesapeake, and authorized management to pursue this initiative.

At a meeting of the Chesapeake Board held on December 17, 2015, representatives of J.P. Morgan, the lead book-runner on Chesapeake’s initial public offering, a book-runner on all follow-on offerings completed by

Chesapeake, and a lender and syndication agent in respect of Chesapeake’s revolving credit facility, made a presentation regarding U.S. lodging industry trends, its views regarding Chesapeake’s recent share price and preliminary valuation based on preliminary forecasts provided by Chesapeake’s management, and strategic options that might be available to Chesapeake. Following a discussion regarding the J.P. Morgan presentation and potential strategic alternatives available to Chesapeake, the Chesapeake Board determined that further exploration of such alternatives was warranted, and preparation for a potential sale of Chesapeake commenced. Subsequent to the meeting, Chesapeake retained Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss”) as special M&A counsel in connection with a potential strategic transaction, collaborating in that effort with Chesapeake’s outside corporate counsel, Polsinelli.

The Chesapeake Board held a meeting on December 29, 2015 also attended by representatives of J.P. Morgan, Paul Weiss and Polsinelli, during which the Chesapeake Board, among other things, received a presentation from Paul Weiss regarding the duties of trustees under Maryland law and reviewed with J.P. Morgan a potential timeline and process for exploration of strategic alternatives. At the completion of that meeting, the Chesapeake Board authorized Mr. Thomas A. Natelli, its non-executive chairman, and Mr. Francis to work with J.P. Morgan and Chesapeake’s legal advisors in a confidential process as discussed at the meeting.

In early January 2016, at the direction of Chesapeake, J.P. Morgan commenced outreach to potentially interested parties. A news report noting Chesapeake’s exploration of strategic alternatives, citing anonymous sources, was published on January 5, 2016 by “The REIT Newshound.” At its regularly scheduled meeting on January 15, 2016 convened to discuss Chesapeake’s 2016 budget, the Chesapeake Board discussed the REIT Newshound publication with representatives of J.P. Morgan, Paul Weiss and Polsinelli, and authorized the continuation of the strategic alternatives process.

Over the ensuing weeks, at the direction of Chesapeake, representatives of J.P. Morgan initiated contact with ten other publicly traded lodging REITs; and 30 prospective financial buyers in the United States and Asia, and Chesapeake entered into confidentiality agreements with a total of 23 potential strategic and financial buyers. The initial phase of Chesapeake’s evaluation of potential strategic alternatives resulted in four written preliminary indications of interest and four preliminary verbal indications from prospective buyers. Each of the received indications of interest was discussed at meetings of the Chesapeake Board also attended by Chesapeake management and representatives of J.P. Morgan and Chesapeake’s legal advisors. Chesapeake management advised the Chesapeake Board of management’s view that none of the preliminary indications of interest proposed a combination with an indicative value equal to management’s estimate of Chesapeake’s net asset value, or NAV. Following those reviews, it was the sense of the Chesapeake Board that none of the preliminary indications of interest was compelling enough to pursue, but that representatives of J.P. Morgan should pursue certain targeted follow up discussions with potential counterparties in light of the responses received to date. Those discussions continued into the spring of 2016, but did not result in any proposals that the Chesapeake Board found sufficiently compelling.

In early June 2016, the Chesapeake Board met to consider separate proposals that had been made following J.P. Morgan’s targeted outreach efforts by three publicly traded lodging REITs to acquire Chesapeake for stock or a mixture of stock and cash. In the course of evaluating the three proposals, Mr. Francis and Mr. Vicari advised the Chesapeake Board that combining Chesapeake’s assets with a larger platform may be helpful in attracting and retaining lodging REIT investors, who soon would be able to invest in another larger platform following the spin-off of Park from Hilton Worldwide. Ultimately, however, the Chesapeake Board did not find any of the three lodging REITs’ bids to be sufficiently compelling, and the process of evaluating strategic alternatives was discontinued by the Chesapeake Board in mid-June 2016.

Subsequent to the completion of the 2016 process, in the ordinary course of business and from time to time, the Chesapeake Board and management team continued to evaluate a variety of opportunities in connection with its long-term strategy to maximize shareholder value, including among others the possibility to sell certain hotels and redeploy the capital in value-added renovation and repositioning activities. This process led to the sales of

The Hotel Minneapolis, Autograph Collection, in 2017 and the Hyatt Centric Santa Barbara in 2018. In addition, Chesapeake’s management team engaged in regular dialogue with counterparts at other lodging REITs.

In conducting Chesapeake’s annual strategic plan and budgeting process in September 2017, management presented the Chesapeake Board with its views regarding, among other things, the U.S. economic outlook; lodging market supply and demand dynamics; challenges anticipated by management in delivering internal or external growth beyond that expected to be driven by the renovations completed at Chesapeake’s hotels in San Francisco and other markets during 2017; and management’s sense that Chesapeake’s shareholders remained patient, but ultimately would desire liquidity in some form. At the meeting, the Chesapeake Board discussed with management the possibility of restarting efforts to explore a strategic combination of Chesapeake with a publicly traded lodging REIT, noting that operating in a larger scale enterprise may be beneficial for EBITDA diversification, overhead efficiency, balance sheet flexibility, enhanced liquidity for investors trading in shares and generally appealing to a broader investor base.

As requested by the Chesapeake Board, Chesapeake’s management further explored the possibility of a strategic combination at the regular meeting of the Chesapeake Board held in December 2017. At that meeting, management made a detailed presentation regarding Chesapeake’s “status quo” operations, characterized by management as involving:

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A challenging market for hotel acquisitions, with limited opportunities to acquire quality hotels being pursued by similar lodging REITs and other real estate investors, coupled with pricing metrics that reflected divergences between the valuations sought by sellers with slowing cash flow growth rates, making underwriting very difficult;

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A balance sheet which would require significant equity to be raised to pursue acquisitions, given the lack of investment capacity remaining within Chesapeake’s policy not to incur debt in excess of 40% of aggregate hotel value (as calculated in accordance with the terms of Chesapeake’s revolving credit facility);

•

The possibility of future hotel sales, which posed concerns since, as the fourth smallest publicly-traded lodging REIT out of 16, any disposition would only shrink its size further, and could make it more difficult for the remaining hotels to generate sufficient cash flow to cover Chesapeake’s existing dividend rate;

•

Limited opportunities to implement further operational efficiencies to reduce costs and increase margins, as well as limited additional return on investment opportunities to pursue within its existing portfolio; and

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A continued limited trading volume for Chesapeake common shares, with the average daily trading volume down significantly from historical levels, which management was concerned could limit the universe of active investors interested in buying or holding Chesapeake common shares.

Chesapeake’s management then discussed with the Chesapeake Board opportunities for potential sale transactions, and the challenges and potential benefits of such alternatives. Chesapeake’s management presented to the Chesapeake Board summary financial information and hotel portfolio data, stratified by room count, brand affiliation and geography, regarding eight other peer lodging REITs. Chesapeake’s management also outlined for the Chesapeake Board preliminary unaudited financial information prepared to illustrate the potential financial profile of the surviving entity following a potential business combination of Chesapeake with four of the eight peer lodging REITs. Following a discussion, the Chesapeake Board informed management it was open to pursuing discussions around a strategic transaction with one such peer lodging REIT that the Chesapeake Board identified as having the hotel portfolio and business strategy most complementary to that of Chesapeake, referred to herein as Party A, subject to the Chesapeake Board’s favorable review of financial information, including further information regarding Chesapeake’s NAV on a stand-alone basis, and greater detail regarding the expected costs of any such transaction.

After these supplemental materials were prepared and discussed with the Chesapeake Board on January 9, 2018, Mr. Francis was authorized to initiate contact with his counterpart at Party A for the purpose of discussing, on a preliminary basis, a potential strategic transaction between the parties. Following further preliminary discussions between Messrs. Francis and Vicari and their respective counterparts at Party A, Chesapeake and Party A negotiated a reciprocal confidentiality agreement in early February 2018, and each of Chesapeake and Party A commenced reciprocal due diligence. Over the course of the next several weeks, Chesapeake and its financial and legal advisors spoke regularly to discuss the progress made with Party A until, in late March, Mr. Francis was advised by his counterpart at Party A that changes in the parties’ respective share prices made a transaction between the two parties unworkable for Party A. At that time, discussions and due diligence efforts between the parties terminated without any offer having been made in respect of a potential combination with Party A.

After discussions with Party A ceased, Mr. Francis and other members of Chesapeake’s management team continued to focus on Chesapeake’s operations on a stand-alone basis. From time to time, Mr. Francis and Mr. Vicari engaged in regular dialogue about lodging industry market dynamics and other matters with counterparts at other lodging REITs, including at a meeting between Mr. Francis and Thomas J. Baltimore, Jr., Chairman, President and Chief Executive Officer of Park, that occurred in San Francisco in conjunction with their respective attendance at the National Association of Real Estate Investment Trusts “REITWeek” convention in November 2018. No potential transaction between Chesapeake and Park was discussed at that meeting.

On March 15, 2019, Mr. Baltimore contacted Mr. Francis to discuss whether Chesapeake was interested in exploring a potential strategic transaction with Park. Mr. Francis informed Mr. Natelli of the call, and the two spoke together with Mr. Baltimore later that afternoon regarding a potential transaction. During that conversation, Mr. Baltimore indicated Park was interested in acquiring Chesapeake in a fully taxable transaction for an amount of cash and stock to be determined following reciprocal due diligence. Over the weekend of March 15-17, 2019, Mr. Natelli informed the Chesapeake Board regarding the outreach from Mr. Baltimore.

At its regularly scheduled meeting on March 19, 2019, Messrs. Natelli and Francis relayed their conversation with Mr. Baltimore to the Chesapeake Board. Mr. Vicari then reviewed materials that had been provided to the Chesapeake Board in advance of the meeting, including background information on Park, Mr. Baltimore and other members of Park’s senior management team as well as an overview of Park’s financial position, trading multiples, credit statistics, and hotel portfolio segmentation. Mr. Francis noted that, in his public statements since Park’s separation from Hilton Worldwide, Mr. Baltimore had consistently expressed a desire for Park to serve as a consolidator within the lodging REIT space. Mr. Vicari then reviewed several scenarios detailing the indicative financial position, statement of operations, and potential trading multiples of the combined company following a merger of Chesapeake and Park based on publicly available information for Park. A discussion ensued, after which it was the sense of the Chesapeake Board that it was in the best interests of Chesapeake for management to continue discussions with Park.

Following the conclusion of the meeting of the Chesapeake Board, later in the evening of March 19, 2019, representatives of Paul Weiss provided a draft reciprocal confidentiality agreement, which included a reciprocal standstill provision, to Park and representatives of Hogan Lovells US LLP (“Hogan Lovells”), outside counsel to Park. On March 20, 2019, Park returned a revised draft of the reciprocal confidentiality agreement, including a request for Chesapeake to grant Park a 45-day period of exclusivity to negotiate a potential transaction. Later that day, a representative of Paul Weiss informed a representative of Park that Chesapeake would not be willing to grant the requested exclusivity. On March 20, 2019 and March 21, 2019, representatives of the Park and Chesapeake management teams, along with their respective legal advisors, had multiple conversations regarding the requested exclusivity period and, on March 21, 2019, the parties signed the confidentiality agreement without any exclusivity requirement.

On March 21, 2019, Chesapeake opened a virtual data room with due diligence materials for Park and its legal, financial, tax and accounting advisors, with Park providing reciprocal access to due diligence materials for Chesapeake and its legal, financial, tax and accounting advisors on March 22, 2019.

Over the next four weeks, Park and Chesapeake and their respective legal, tax and accounting advisors, along with Park’s financial advisors, engaged in reciprocal due diligence, with various conversations occurring among the parties and their representatives to answer questions regarding the other party’s hotels, key operational agreements and finances. These efforts included an in-person meeting on April 2, 2019 between Messrs. D. Rick Adams, Executive Vice President and Chief Operating Officer, and Graham J. Wootten, Senior Vice President, Chief Accounting Officer and Secretary, of Chesapeake and various members of Park’s investment, asset management and finance and accounting teams at which the parties’ respective hotel portfolios and growth opportunities were discussed. In addition, on April 11, 2019, Messrs. Francis, Adams and Wootten met in person with Mr. Baltimore and Mr. Sean Dell’Orto, Executive Vice President and Chief Financial Officer of Park, for further discussion of these same topics. The parties’ reciprocal due diligence efforts were largely completed by April 26, 2019, with confirmatory efforts relating to certain real estate and other matters continuing through May 4, 2019.

On April 17, 2019, the Chesapeake Board held a telephonic meeting also attended by representatives of J.P. Morgan, Paul Weiss, Polsinelli and Venable LLP, special Maryland counsel to Chesapeake (“Venable”). Mr. Francis updated the Chesapeake Board regarding the status of the potential transaction with Park, noting that there had been extensive activity by Park and its external legal, financial, tax and accounting advisors involving the virtual data room that Chesapeake had created for the transaction, and numerous interactions with the Park management team over the preceding month. Mr. Francis said it appeared that Park’s due diligence was proceeding well and that he believed Park was on target to present an indication of interest, and potentially a draft merger agreement, for consideration on or about April 26, 2019.

At the April 17, 2019 telephonic board meeting, representatives of Paul Weiss and Venable, discussed with the Chesapeake Board the duties of a trustee of a Maryland real estate investment trust under Maryland law, and representatives of J.P. Morgan provided information relating to current macroeconomic conditions; lodging industry dynamics; recent trends in REIT mergers and acquisitions; background regarding Park, its management team, hotels and relative performance since its separation from Hilton Worldwide; and information relating to a potential combination of Chesapeake and Park. Representatives of J.P. Morgan noted that they would provide updated materials in the event Park were to provide an offer or other indication of interest. In response to questions posed by the Chesapeake Board, representatives of J.P. Morgan and Chesapeake’s management discussed other potential alternative transactions that could be available, including the possibility of pursuing a process similar to the one undertaken in early 2016.

On the evening of April 26, 2019, Park provided Chesapeake with a written non-binding proposal, addressed to the Chesapeake Board and sent on behalf of the Park Board, to acquire Chesapeake for merger consideration comprising $10.76 (or 35%) in cash and 0.638 of a share (or 65%) of Park common stock, having an aggregate implied value of $30.75 per Chesapeake common share based on the 10-day volume-weighted average price of a share of Park common stock; a draft merger agreement; and a draft of Park’s disclosure letter related to the draft merger agreement. Park’s proposal also noted that it was conditioned upon the parties agreeing to a short exclusivity period during which the merger agreement for the proposed transaction would be finalized, and requested that Chesapeake agree to a customary “no shop” provision and proposed a 3.5% “break-up fee” if Chesapeake were to terminate the merger agreement to accept a superior proposal. Park’s proposal did not contain a financing contingency, but required that Chesapeake engage in an effort to market and sell the New York Disposition Properties prior to completing the merger. Park’s proposal further offered to appoint two members of the Chesapeake Board to serve on the Park Board following the closing.

On April 28, 2019, the Chesapeake Board held a telephonic meeting, also attended by representatives of J.P. Morgan, Paul Weiss and Polsinelli, to evaluate and consider the financial and other terms of Park’s proposal. At the direction of Chesapeake, representatives of J.P. Morgan made a presentation to the Chesapeake Board focusing on the consideration offered by Park, including the fixed exchange ratio and implied value to Chesapeake’s shareholders based on differences between the 10-day volume weighted average price of Park common stock used in setting the ratio and the most recent closing price of a share of Park common stock on

April 26, 2019. The J.P. Morgan representatives noted in the presentation that a fixed exchange ratio would result in the parties sharing the risks of changing share prices following the date of announcement of any transaction. At the telephonic meeting, representatives of J.P. Morgan reviewed Park’s requirement that Chesapeake assist it by arranging for the sale of the New York Disposition Properties, and potentially other hotels, following the signing of the merger agreement and prior to closing; while noting that the sale of the New York Disposition Properties and any other such sales ultimately proposed were not conditions to Park’s obligation to close the merger, Park had requested the ability to delay closing the merger until mid-October if necessary to complete the sales of the New York Disposition Properties. The Chesapeake Board also was reminded of Park’s proposal that the transaction be structured as fully taxable to Chesapeake’s shareholders and Park’s requirement that Chesapeake assist Park in various pre-closing restructuring efforts; Park’s willingness to offer two seats on the Park Board to incumbent Chesapeake trustees following the closing; the termination and deal protection provisions proposed by Park, including the break-up fee Park requested in the event of certain terminations of the merger agreement; the so-called “Outside Date” of October 31, 2019 proposed by Park, after which either party could terminate the merger agreement if not previously completed; Park’s request for a limited period of exclusivity to finalize negotiations of transaction terms and of the definitive merger agreement drafted and circulated by Park; and the ability of Chesapeake to continue paying its regular $0.40 per share quarterly dividend pending completion of the proposed merger.

Also during the April 28, 2019 telephonic meeting, representatives of J.P. Morgan provided the Chesapeake Board with an analysis of the implied value of the proposed merger consideration based on the proposed exchange ratio at various prices of a share of Park common stock. Representatives of J.P. Morgan also provided its illustrative preliminary valuation analysis, which reviewed historical metrics for both Chesapeake and Park and evaluated the potential valuation creation for Chesapeake’s shareholders based on the exchange ratio outlined by Park in its proposal. A representative of Paul Weiss advised the Board that Park had delivered a reasonable draft agreement that appeared designed to permit efficient negotiation toward a final agreement. The Paul Weiss representative further noted that Park’s willingness to progress with diligence in the absence of an exclusivity period suggested that Park may be willing to progress with negotiations without the benefit of an exclusivity period. During that meeting, members of the Chesapeake Board and management expressed their view that Park had delivered an attractive proposal.

During the April 28, 2019 telephonic meeting, the Chesapeake Board evaluated and considered, with the assistance of representatives of J.P. Morgan and its legal advisors, Park’s ability and interest in a potential strategic transaction, the strategic fit associated with a combination of Chesapeake and Park, the discussions with Park to date, and the proposed due diligence, documentation and requested exclusivity period. The Chesapeake Board also discussed whether continuing to pursue Chesapeake’s existing business strategy as an independent, stand-alone company and not engaging in any strategic transaction with Park was a potentially better alternative for Chesapeake than the Park proposal. In discussing the Park proposal and considering alternatives, the Chesapeake Board focused on, among other matters, the duties of trustees under Maryland law as representatives of Paul Weiss previously had discussed. The Chesapeake Board also discussed the benefits to Chesapeake’s shareholders of participating as an owner of Park’s larger portfolio, the greater flexibility that a larger company would afford in optimizing the combined portfolio; the operational challenges presented for Chesapeake by Marriott’s acquisition of Starwood, which had proven disruptive to group and other business at certain of Chesapeake’s hotels such as the W Chicago—Lakeshore, and the risks perceived in terms of Chesapeake’s ability to generate future growth as a stand-alone business in a challenging acquisition environment.

Discussion at the April 28, 2019 board meeting then focused on the possibility of negotiating improvements to Park’s proposal in terms of the amount of consideration payable to Chesapeake’s shareholders and requesting a two-tiered termination fee, and enhancing the ability of the Chesapeake Board to entertain a potentially superior proposal from a third party consistent with the exercise of the trustees’ duties. The Chesapeake Board authorized Mr. Francis to negotiate with Mr. Baltimore for improvements to Park’s proposal and to agree to a limited period of exclusivity if he determined such agreement was appropriate to secure the transaction opportunity.

On the afternoon and evening of April 28, 2019, Mr. Francis and Mr. Baltimore had a series of telephone conversations during which Mr. Francis relayed to Mr. Baltimore the Chesapeake Board’s response to Park’s April 26, 2019 proposal. Mr. Francis communicated the Chesapeake Board’s desire for Park to, among other things, increase the aggregate amount of consideration to be paid in the merger; increase the cash component of that consideration; and adopt a two-tiered termination fee construct. Mr. Baltimore held firm regarding the Park proposal, citing as reasons Park’s perception of the reasonableness of its initial offer; the fact that its due diligence investigation had identified certain operational issues and demand trends that positioned Chesapeake’s performance to be challenged relative to Park’s performance in the first and second quarters of 2019; and other reasons for maintaining its initial offer and terms. Mr. Baltimore informed Mr. Francis that it would be “pencils down” for his team if Mr. Francis pushed for further improvements to the proposed terms.

Mr. Francis, Mr. Natelli and representatives of J.P. Morgan talked throughout April 28, 2019 regarding the feedback provided by Mr. Baltimore, and determined that Mr. Francis should continue to negotiate with Mr. Baltimore. In response to Mr. Francis’s continued efforts to obtain increased consideration and changes to the deal protection provisions, later on April 28, 2019 Mr. Baltimore indicated that Park would be willing to offer two concessions: a $0.25 per share increase in the cash component of the merger agreement, and a two-tiered termination fee providing for payment by Chesapeake of a lower 2.0% fee if it were to terminate the merger agreement as a result of a superior proposal within the first thirty days following execution of the agreement by the parties.

In communicating these items to Mr. Francis on April 28, 2019, Mr. Baltimore clarified the pricing mechanics of Park’s proposal, stating that while the cash component was fixed, the exchange ratio for the stock component would not be fixed until expiration of a 10-day trailing volume weighted average price of Park’s shares through the trading day immediately preceding execution of the merger agreement, reflecting Park’s methodology to ensure the value of the aggregate merger consideration offered equaled $31.00 per Chesapeake common share on the date of execution of the merger agreement.

Later on April 28, 2019, at the direction of Chesapeake, representatives of J.P. Morgan, in telephone conversations with representatives of BofA Merrill Lynch, Park’s financial advisor, confirmed that Park viewed its proposal as providing for a $31.00 per share value on the date of execution of the merger agreement, with the stock component to be fixed based on the 10-day trailing volume weighted average price of Park’s shares through the trading day immediately preceding the execution of the merger agreement.

On April 29, 2019, the Chesapeake Board held a telephonic meeting also attended by representatives of J.P. Morgan, Paul Weiss and Polsinelli. Mr. Francis described his conversations with Mr. Baltimore, and the conversations among Mr. Francis, Mr. Natelli and representatives of J.P. Morgan that also had occurred on April 28, 2019. Representatives of J.P. Morgan apprised the Chesapeake Board of the impact of the increase in cash consideration and clarified pricing mechanics on the illustrative preliminary valuation presented by J.P. Morgan at the April 28, 2019 meeting. Following discussion of the proposed transaction, the Chesapeake Board unanimously approved continuing to proceed with Park on the clarified pricing terms and authorized Mr. Francis to enter into the exclusivity agreement on substantially the terms proposed by Park.

Late in the evening of April 29, 2019, representatives of Paul Weiss provided representatives of Hogan Lovells with initial comments on the draft merger agreement on behalf of Chesapeake and its advisors. The revised draft merger agreement provided for, among other things, revisions to the covenants surrounding the proposed sale of the New York Disposition Properties and other pre-closing restructuring activities requested by Park; changes to the representations and warranties and interim operating covenants for Chesapeake and the definition of “material adverse effect” modifying the same; revisions to the circumstances in which termination fees would be payable by Chesapeake, including revisions to the non-solicitation definitions and provisions, the implementation of the two-tiered termination fee for potentially superior proposals made within the initial thirty-day period, and certain changes to the matching rights provisions; the addition of a provision enabling Chesapeake to terminate the merger agreement for an intervening event if required to do so upon the exercise of the Chesapeake Board’s duties; the imposition of a cap on the amount of expenses for which Chesapeake might be required to reimburse Park upon certain terminations of the merger agreement not triggering payment of any termination fee; and other changes to the closing conditions and certain other covenants. The parties continued negotiating the merger agreement until the afternoon of May 5, 2019.

On April 30, 2019, representatives of Paul Weiss sent the initial draft of the Chesapeake disclosure letter to representatives of Hogan Lovells.

On May 1, 2019, the Chesapeake Board met in Arlington, Virginia. Representatives of J.P. Morgan, Paul Weiss, Polsinelli and Venable also attended the meeting. At the meeting, management and representatives of J.P. Morgan and Paul Weiss discussed with the Chesapeake Board an update on the negotiation process, including an overview of the status of the reciprocal due diligence process, how the merger agreement negotiations were progressing, the potential timing to sign a definitive merger agreement and an estimated timetable for steps between signing and closing a transaction. The Chesapeake Board also reviewed and discussed the strategic rationale for the combination of the companies. The Chesapeake Board then discussed certain benefits of the transaction, including the premier nature of the combined company’s high quality portfolio of primarily luxury and upper-upscale hotels in top urban and leisure markets with strong group customer focus, broad brand diversification, with high barriers to entry and multiple demand generators; that Chesapeake’s shareholders would gain exposure to the second largest lodging platform, with approximately $12 billion (as of signing of the Merger Agreement) of enterprise value and nearly $1 billion of Adjusted EBITDA, offering benefits of increased scale including greater liquidity, potential improvements in terms of access to and pricing of capital; and other factors, positive and negative, described in “—Recommendation of the Chesapeake Board and Its Reasons for the Merger,” as well as the risks described in “—Recommendation of the Chesapeake Board and Its Reasons for the Merger.”

At the May 1, 2019 meeting, the Chesapeake Board and representatives of J.P. Morgan discussed the proposal from Park and the value implied by the proposed price. Also at the meeting, representatives of Paul Weiss reminded the Chesapeake Board of the duties of a trustee under Maryland law and provided the Chesapeake Board with a summary of the proposed merger agreement. As part of the discussions, representatives of Paul Weiss reviewed with the Chesapeake Board the structure of the merger, the general nature of the representations and warranties, interim operating covenants, other covenants and closing conditions contained in the merger agreement, the two-tier termination fee structure, the events that would trigger the payment of a termination fee and/or expense reimbursement, the terms of the non-solicitation covenant and related deal protection provisions in the merger agreement. The Chesapeake Board asked questions of representatives of Paul Weiss regarding the proposed draft merger agreement and discussed various terms of the agreement. Following discussion, the members of the Chesapeake Board then determined that, subject to final determination of the exchange ratio, Chesapeake’s management should proceed with finalizing the merger agreement and other aspects of the transaction.

On May 1, 2019, representatives of Hogan Lovells circulated a revised draft of the merger agreement to representatives of Paul Weiss, reflecting changes to the pre-closing restructuring covenants requested by Park, the representations and warranties of each party, and the deal protection provisions. These matters were further discussed among representatives of Park, Chesapeake, Hogan Lovells, Paul Weiss and Polsinelli in various conference calls held throughout May 1, 2019.

Later on May 1, 2019, representatives of Hogan Lovells circulated a revised draft of Park’s disclosure letter and a draft set of commitment papers provided by BofA Merrill Lynch in respect of its proposal to provide debt financing to Park in connection with the proposed transaction. Early in the morning on May 2, 2019, representatives of Hogan Lovells circulated comments to Chesapeake’s disclosure letter.

On May 2, 2019, legal representatives to Park and Chesapeake continued to negotiate the merger agreement and the parties’ respective disclosure letters. Representatives of Paul Weiss circulated a revised draft of the merger agreement, reflecting further changes to the representations and warranties of each party and the deal protection provisions. The representatives of Paul Weiss noted that further edits relating to the pre-closing restructuring covenant were underway and would be transmitted separately. Later on May 2, 2019, representatives of Polsinelli circulated a revised draft of Chesapeake’s disclosure letter.

On May 3, 2019, representatives of Paul Weiss circulated proposed edits relating to the pre-closing restructuring covenant. During the day, and continuing on May 4, 2019, legal representatives to Park and Chesapeake worked to resolve various pre-signing issues; reviewed and commented upon the various exhibits to the draft merger agreement; and exchanged further revised drafts of the merger agreement and respective disclosure letters. On the evening of May 4, 2019, representatives of Hogan Lovells, Paul Weiss and Polsinelli substantially finalized the merger agreement, the parties’ respective disclosure letters and the exhibits to the merger agreement, substantially final versions of which were circulated among the parties.

In the late morning of May 5, 2019, Mr. Baltimore contacted Mr. Francis to advise him that the Park Board had approved the proposed transaction that morning.

On the afternoon of May 5, 2019, the Chesapeake Board held a telephonic meeting at which representatives of J.P. Morgan, Paul Weiss, Polsinelli and Venable were present. Representatives of Paul Weiss reminded the members of the Chesapeake Board of their duties under Maryland law and then provided a summary of the final merger agreement, detailing for the Chesapeake Board the resolution of the significant issues discussed at the board’s May 1, 2019 meeting. Discussion ensued regarding, among other items, the pre-closing restructuring covenant and the final language in the agreement relating to the efforts required in connection with the proposed sale of the New York Disposition Properties; the two-tiered termination fee; and the expense reimbursement provision. Representatives of Paul Weiss and Venable then presented a proposed amendment to Chesapeake’s bylaws that would make the state and federal courts in Baltimore the exclusive forum for litigation relating to Chesapeake’s internal affairs, including shareholder derivative suits (other than actions arising under the federal securities laws) and alleged breaches of duties owed to shareholders. Representatives of J.P. Morgan reviewed with the Chesapeake Board its financial analysis of the Merger Consideration. A representative of J.P. Morgan then delivered to the Chesapeake Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 5, 2019, to the effect that as of such date, and subject to the assumptions, limitations, qualifications and other matters set forth in J.P. Morgan’s written opinion, the Merger Consideration to be received by holders of Chesapeake common shares is fair, from a financial point of view, to the holders of such common shares. Representatives of Paul Weiss then reviewed the proposed resolutions prepared for the proposed transaction. Following these presentations and discussions, the Chesapeake Board, by the unanimous vote of all trustees, declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement and unanimously recommended the approval of the Merger by Chesapeake’s shareholders.

Following the Chesapeake Board meeting, Messrs. Francis and Natelli contacted Mr. Baltimore to advise him that the Chesapeake Board had unanimously approved the proposed transaction.

On the evening of May 5, 2019, Chesapeake and Park executed and delivered the Merger Agreement and arranged for issuance of a joint press release publicly announcing the Merger and execution of the Merger Agreement before the opening of the market on May 6, 2019.

Recommendation of the Chesapeake Board and Its Reasons for the Merger

In evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Chesapeake Board consulted with Chesapeake’s senior management and its outside legal counsel and financial advisor and unanimously declared advisable and approved the Merger on the terms and conditions set forth in the Merger Agreement. The Chesapeake Board unanimously recommends that the Chesapeake shareholders vote to approve the Merger on the terms and conditions set forth in the Merger Agreement.

In declaring that the Merger is advisable and approving the Merger on the terms set forth in the Merger Agreement, and in recommending that Chesapeake shareholders vote to approve the Merger on the terms set forth in the Merger Agreement, the Chesapeake Board considered various factors that it viewed as supporting its decisions, including the following material factors:

•

the receipt of Merger Consideration comprising $11.00 in cash and 0.628 of a share of Park common stock provides Chesapeake shareholders with an amount of immediate liquidity and the opportunity to have an ownership stake in Park, which is expected to provide a number of significant potential strategic opportunities and benefits, including the following:

•

the Merger combines two complementary hotel portfolios in top United States markets under the leadership of Park’s experienced management team, allowing Park to capture immediate and substantial cost synergies in the form of corporate general and administrative cost savings, as well as the potential for long-term revenue synergies from Park’s asset management initiatives;

•

Park will have a complementary geographic footprint with increased geographic diversity, with the vast majority of Chesapeake’s cash flows generated from hotels located in markets with existing Park hotels, affording Park the opportunity to generate further operating cost efficiencies from those hotels, delivering the potential for value appreciation;

•	Park will further solidify its position as the second-largest publicly traded lodging REIT based on equity market capitalization;

•

Park’s meaningful scale is expected to allow it to capitalize on corporate efficiencies, consider and execute on opportunistic sales of hotels that have maximized their values while preserving Park’s market-leading dividend payout ratio, and gain more efficient access to less expensive capital;

•

Park’s strong focus on group travelers is expected to enhance and diversify the mix of customers at the hotels owned by Park following the Merger, and potentially mitigate the risks associated with Chesapeake’s focus on business transient guests, room demand from which historically has been particularly sensitive to changing economic conditions; and

•

since its separation from Hilton Worldwide in early 2017, Park has generated total stockholder returns well above those of peer lodging REITs with equity market capitalizations in excess of $1 billion, and its strong performance in the first quarter of 2019 and strengthening outlook for 2019 was expected to benefit investors in Park relative to an investment in Chesapeake as a stand-alone business, given the challenges expected to the ability of Chesapeake to generate long-term growth;

•

information with respect to the business, operating results and financial condition of Park, on both a historical and prospective basis, including Park’s strong and growing operating performance since its separation from Hilton Worldwide in early 2017, the quality, breadth and experience of Park’s senior management team, and the complementary markets served by the two companies, as well as the Chesapeake Board’s knowledge of the current and prospective environment in which the two companies operate, including industry, economic and market conditions, taking into account the results of Chesapeake’s due diligence review of Park;

•	current market and industry trends, Chesapeake’s future prospects as stand-alone business and the challenges and risks that could affect Chesapeake’s future performance;

•

that the implied value of the Merger Consideration per Chesapeake common share of $31.00 on the date of execution of the Merger Agreement represented a premium of approximately 8% to the closing price of a Chesapeake common share on May 3, 2019, the last trading day prior to the public announcement of the Merger Agreement, and exceeded the average of the estimates of Chesapeake’s NAV reported by the analysts following Chesapeake;

•

that the exchange ratio for the stock component of the Merger Consideration is fixed and will not fluctuate as a result of changes in the market price of Chesapeake common shares or Park common stock, which provides certainty as to the pro forma percentage ownership of Park that the Chesapeake shareholders would receive in the Merger and offers the possibility that Chesapeake shareholders may benefit from increases in the market price of Park common stock after execution of the Merger Agreement;

•

that, based on the current dividend rates of Chesapeake and Park, Chesapeake shareholders would realize an increase in the quarterly dividend rate immediately after the closing, assuming no change in Park’s current quarterly dividend rate of $0.45 per share;

•

that the Park stock component of the Merger Consideration will be listed for trading on the NYSE and, based on the substantially higher average daily trading volumes of shares of Park common stock as compared to that of Chesapeake common shares, would be expected to afford enhanced liquidity for Chesapeake shareholders after the Merger;

•

the opinion of J.P. Morgan, dated May 5, 2019, to the Chesapeake Board as to the fairness, from a financial point of view and as of the date of the opinion, to holders of Chesapeake common shares of the Merger Consideration to be paid to such holders in the Merger, as more fully described below in the section entitled “—Opinion of Chesapeake’s Financial Advisor”;

•	that immediately following the completion of the Merger, the Park Board will consist of ten directors, two of whom will be designated by Chesapeake;

•	that the Merger is subject to approval by holders of not less than a majority of Chesapeake’s outstanding common shares;

•	that the Merger Agreement permits Chesapeake to continue to pay regular quarterly dividends of up to $0.40 per share through consummation of the Merger;

•

that the Merger Agreement provides Chesapeake with the ability, under certain specified circumstances, to consider an unsolicited acquisition proposal if the Chesapeake Board determines such proposal would reasonably be expected to lead to a superior proposal and that failure to take such action would be inconsistent with their duties as trustees under applicable law;

•

that the Merger Agreement provides the Chesapeake Board with the ability, under certain specified circumstances, to make a change in recommendation and to terminate the Merger Agreement following such change in recommendation in order to enter into an agreement with respect to a superior proposal upon payment of a termination fee;

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that the Merger Agreement provided for a reduced termination fee of $38.5 million if Chesapeake were to terminate the Merger Agreement as a result of a superior proposal within the first thirty days following execution of the agreement by the parties;

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the conclusion of the Chesapeake Board that the termination fee levels provided by the Merger Agreement were reasonable in the context of termination fees payable in comparable transactions and in light of the overall structure of the transaction and terms of the Merger Agreement;

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that the Merger Agreement would provide Chesapeake with sufficient operating flexibility between the signing of the Merger Agreement and the completion of the Merger for Chesapeake to conduct its business in the ordinary course of business consistent with past practice;

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the commitment on the part of each of Chesapeake and Park to complete the Merger as reflected in their respective obligations under the terms of the Merger Agreement and the absence of any known required government consents, and the likelihood that the Merger would be completed;

•	the other terms of the Merger Agreement, including representations, warranties and covenants of the parties, as well as the conditions to their respective obligations under the Merger Agreement;

•

that, in light of the expected long-term strategic and financial benefits associated with the combination of Chesapeake and Park, the ability of Chesapeake shareholders to gain immediate liquidity through the $11.00 per share Cash Consideration and continue to benefit from the prospects of Park, the overall terms of the Merger and the timing, likelihood and risks of completing alternative transactions, including the business, competition, industry and market risks that would apply to Chesapeake, the Merger, as compared to potential alternatives, including the continued stand-alone operation of Chesapeake and Chesapeake’s prospects for a Merger or sale transaction with a company other than Park and the potential terms for such other transactions as more particularly described in this proxy statement/prospectus under “The Mergers—Background of the Mergers,” would be in the best interests of Chesapeake; and

•	the course of negotiations with Park, which were conducted at arm’s length and during which the Chesapeake Board was advised by its legal and financial advisors.

The Chesapeake Board also considered a variety of risks and other potentially negative factors in considering the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, including the following material factors:

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that, following the completion of the Merger, Chesapeake would no longer exist as a stand-alone public company and Chesapeake shareholders would not be able to participate in any future earnings growth Chesapeake might have achieved, solely through their ownership of Chesapeake common shares;

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that, because the Merger Consideration comprises a stock component determined on the basis of a fixed exchange ratio of shares of Park common stock without adjustment if the market price of Park common stock were to decline, Chesapeake shareholders could be adversely affected by a decline in the market price of Park common stock after execution of the Merger Agreement with no price-based termination right or other similar protection in favor of Chesapeake or Chesapeake shareholders;

•

that the Merger should be treated as a taxable sale by Chesapeake of all of its assets in exchange for the Merger Consideration and the assumption of all of Chesapeake’s liabilities, immediately followed by a distribution of the Merger Consideration to the holders of Chesapeake common shares in liquidation of Chesapeake, with holders of Chesapeake common shares generally expected to recognize gain or loss upon the exchange of their Chesapeake common shares for the Merger Consideration measured by the difference, if any, between (i) the fair market value of shares of Park common stock and the amount of any cash received in the Merger and (ii) the holder’s adjusted tax basis in the Chesapeake common shares exchanged;

•

the risk that the cost savings, operational synergies and other benefits to the Chesapeake shareholders expected to result from the Merger might not be fully realized or not realized at all, including as a result of possible changes in the real estate market or the industrial real estate business affecting the markets in which Park will operate or as a result of potential difficulties integrating the two companies and their respective operations;

•	the risk that, although one had not been presented, a different strategic alternative might be available that potentially could be more beneficial to Chesapeake shareholders than the proposed Merger;

•

that, under the terms of the Merger Agreement, Chesapeake must pay to Park a termination fee in an amount of either $38.5 million or $62.5 million, depending on when the termination occurs, and/or reimburse certain expenses incurred by Park in connection with the Merger (up to $17.5 million) if the Merger Agreement is terminated under certain circumstances, which might discourage or deter other parties from proposing an alternative transaction that may be more advantageous to Chesapeake shareholders, or which may become payable in circumstances when no alternative transaction or superior proposal is available to Chesapeake;

•

that the terms of the Merger Agreement place limitations on the ability of Chesapeake, its trustees, executive officers and its financial and legal representatives to solicit, initiate, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal by or with a third party with respect to a competing transaction and to furnish information to, or enter into discussions with, a third party interested in pursuing an alternative strategic transaction;

•	the risk that one or more of the conditions to the parties’ obligations to complete the Merger will not be satisfied or waived;

•

the risk that the sales of the New York Disposition Properties might not be completed in a timely fashion, which would result in automatically extending the closing date of the Merger to the earlier of (i) the date that is one business day after the date on which the sales of both New York Disposition Properties have been completed and (ii) October 10, 2019, which longer period might expose Chesapeake to additional risks associated with completion of the Merger;

•

the risk of diverting management focus and resources from operational matters and other strategic opportunities as well as causing significant distractions for Chesapeake’s employees while working to implement the Merger, which may result in harm to Chesapeake’s business if the Merger does not close;

•

the possibility that the Merger may not be completed, or may be unduly delayed, for reasons beyond the control of Chesapeake or Park, including because Chesapeake shareholders may not approve the Merger and the other transactions contemplated by the Merger Agreement;

•

provisions in the Merger Agreement restricting operation of Chesapeake’s business during the period between the signing of the Merger Agreement and consummation of the Merger may delay or prevent Chesapeake from undertaking business opportunities that may arise or other actions it would otherwise take with respect to its operations absent the pending completion of the Merger;

•

that Chesapeake and Park may be obligated to complete the Merger without having obtained appropriate consents, approvals or waivers from the counterparties under certain of Chesapeake’s contracts that require consent or approval to consummate the Merger, and the risk that such consummation could trigger the termination of, or default under, such contracts;

•

that Chesapeake’s trustees and named executive officers have certain interests in the Merger that might be different from, or in addition to, the interests of Chesapeake shareholders generally, as described under the section entitled “—Interests of Chesapeake Trustees and Named Executive Officers in the Merger” beginning on page 74;

•	the expenses to be incurred in connection with the Merger; and

•	the types and nature of the risks described under the section entitled “Risk Factors” beginning on page 28.

This discussion of the foregoing information and material factors considered by the Chesapeake Board in reaching its conclusions and recommendations is not intended to be exhaustive and is not provided in any specific order or ranking. In view of the wide variety of factors considered by the Chesapeake Board in evaluating the Merger and the other transactions contemplated by the Merger Agreement, and the complexity of these matters, the Chesapeake Board did not find it practicable to, and did not attempt to, quantify, rank or otherwise assign relative weight to those factors. In addition, different members of the Chesapeake Board may have given different weight or merit to different factors. The Chesapeake Board did not reach any specific conclusion with respect to any of the factors considered and instead conducted an overall review of such factors and determined that, in the aggregate, the potential benefits considered outweighed the potential risks or possible negative consequences of declaring advisable and approving the Merger on the terms and conditions set forth in the Merger Agreement.

This explanation of the reasoning of the Chesapeake Board and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” beginning on page 40.

After careful consideration, for the reasons set forth above, the Chesapeake Board unanimously recommends that the Chesapeake shareholders vote “FOR” the Merger Proposal.

Opinion of Chesapeake’s Financial Advisor

Chesapeake retained J.P. Morgan as its financial advisor in connection with the Merger pursuant to an engagement letter.

At a meeting of the Chesapeake Board on May 5, 2019, J.P. Morgan rendered its oral opinion to the Chesapeake Board that, as of such date and based upon and subject to the assumptions, limitations, qualifications and other matters set forth in its opinion, the Merger Consideration to be paid to the holders of Chesapeake common shares in the Merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its May 5, 2019 oral opinion by delivering its written opinion to the Chesapeake Board, dated May 5, 2019, that, as of such date, the Merger Consideration to be paid to the holders of Chesapeake common shares in the Merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated as of May 5, 2019, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering its opinion, is attached as Annex B to this proxy statement/prospectus and is incorporated herein by reference. The summary of J.P. Morgan’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Chesapeake shareholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Chesapeake Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger, was directed only to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Chesapeake common shares in the Merger and did not address any other aspect of the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any holder of Chesapeake common shares as to how such shareholder should vote with respect to the Merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning Chesapeake and Park and the industries in which they operate;

•

compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•

compared the financial and operating performance of Chesapeake and Park with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of Chesapeake common shares and the Park common stock and certain publicly traded securities of such other companies;

•

reviewed certain internal financial analyses and forecasts prepared by the managements of Chesapeake and Park relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of Chesapeake with respect to certain aspects of the Merger, the past and current business operations of Chesapeake, the financial condition and future prospects and operations of Chesapeake, the effects of the Merger on the financial condition and future prospects of Chesapeake, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan assumed with Chesapeake’s consent that Chesapeake had operated in conformity with the requirements for qualification as a REIT for U.S. federal income tax purposes since its formation as a REIT and J.P. Morgan assumed that the Merger will not adversely affect the status or operations of Park.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by Chesapeake or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with Chesapeake, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of Chesapeake or Park under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, including the Synergies, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Chesapeake and Park to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will have the tax consequences described in discussions with, and materials furnished to it by, representatives of Chesapeake, and will be consummated as described in the Merger Agreement. J.P. Morgan has assumed that neither Chesapeake nor Park will declare or pay any dividends necessary to maintain REIT status and that no adjustments, including adjustments as of or after the closing of the Merger or the amount of any dividends necessary to maintain REIT status will be made to the Merger Consideration. J.P. Morgan also assumed that the representations and warranties made by Chesapeake and Park in the Merger Agreement and the related agreements are and will be true and correct in all respects material to J.P. Morgan’s analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to Chesapeake with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on Chesapeake or Park or on the contemplated benefits of the Merger.

The J.P. Morgan opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of the J.P. Morgan opinion. It should be understood that subsequent developments may affect the J.P. Morgan opinion, and J.P. Morgan does not have any obligation to update, revise or reaffirm its opinion. The J.P. Morgan opinion is limited to the fairness, from a financial point of view, of the Merger Consideration to be paid to the holders of Chesapeake common shares in the Merger, and J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Merger to the holders of any other class of securities, creditors or other constituencies of Chesapeake or as to the underlying decision by Chesapeake to engage in the Merger. J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, trustees, directors, or employees of any party to the Merger, or any class of such persons relative to the Merger Consideration to be paid to the holders of Chesapeake common shares pursuant to the Merger Agreement or with respect to the fairness of any such compensation. Furthermore, J.P. Morgan expressed no opinion as to the price at which Chesapeake common shares or Park common stock will trade at any future time.

The terms of the Merger Agreement, including the Merger Consideration, were determined through arm’s length negotiations between Chesapeake and Park, and the decision to enter into the Merger Agreement was solely that of the Chesapeake Board and the Park Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Chesapeake Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Chesapeake Board or the management of Chesapeake with respect to the Merger or the Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses undertaken by J.P. Morgan in connection with rendering the J.P. Morgan opinion. The following summary, however, does not purport to be a complete description of the financial analyses performed by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s financial analyses.

Certain of the financial analyses are presented on an equity value per share basis. In arriving at equity value per share for Chesapeake and Park, the share count in all cases when J.P. Morgan derived an equity value per share was based, in the case of Chesapeake, on Chesapeake’s fully diluted shares outstanding as of May 3, 2019 of 61 million, per Chesapeake management, and, in the case of Park, on Park’s fully diluted shares outstanding as of May 3, 2019 of 202 million, per Park management, with diluted share count in each case calculated using the treasury stock method.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial and market data of Chesapeake and Park with similar data for a number of select full service REITs, including the following selected companies:

•	Host Hotels & Resorts, Inc. (“HST”);

•	Pebblebrook Hotel Trust (“PEB”);

•	Ryman Hospitality Properties, Inc. (“RHP”);

•	Sunstone Hotel Investors, Inc. (“SHO”);

•	Xenia Hotels & Resorts, Inc. (“XHR”); and

•	DiamondRock Hospitality Company (“DHR”).

These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses (including geographic exposure and nature and quality of portfolios) that, for the purposes of J.P. Morgan’s analysis, may be considered similar to those of Chesapeake and Park. However, certain of these companies may have characteristics that are materially different from those of Chesapeake and Park. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the selected companies differently than they would affect Chesapeake or Park.

Multiples were based on closing stock prices on May 3, 2019. For each of the following analyses performed by J.P. Morgan, financial and market data and equity value estimates for the selected companies were based on the selected companies’ public filings and information J.P. Morgan obtained from SNL Financial and FactSet Research Systems (“FactSet”). The multiples and ratios for each of the selected companies were based on the most recent publicly available information.

With respect to the selected companies, J.P. Morgan calculated, for each selected company, the ratio of enterprise value (“EV”) to FactSet consensus estimated earnings before interest, tax, depreciation and amortization (“EBITDA”) for the fiscal year 2019 (EV / 2019E Adjusted EBITDA (Consensus)). Financial data for certain of the selected companies was adjusted for certain capital markets and mergers and acquisitions activity since the companies last reported. For certain companies that present adjusted EBITDA prior to deducting stock-based compensation expenses, the consensus EBITDA estimates were reduced by stock-based compensation to present adjusted EBITDA on a comparable basis.

	HST	Park	PEB	RHP	SHO	XHR	DRH	Chesapeake
EV / 2019E Adjusted EBITDA (Consensus)	11.4x	12.8x	15.1x	13.6x	11.8x	13.0x	12.1x	13.5x

Based on the above analysis and other factors that J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan then applied a multiple reference range of 11.5x to 14.5x for EV / 2019E Adjusted EBITDA (Consensus). After applying this multiple range to Chesapeake’s 2019E Adjusted EBITDA, per Chesapeake management, the analysis indicated the following range of implied equity values per Chesapeake common share and per share of Park common stock (in each case, rounded to the nearest $0.25):

	Implied Equity Value Per Share
	Low	High
Chesapeake	$23.00	$31.75
Park	$29.00	$40.50

The range of implied equity value per Chesapeake common share was compared to (i) the closing price per Chesapeake common share of $29.31 as of May 3, 2019 and (ii) the implied per share equity value of the Merger Consideration of $31.71 per Chesapeake common share, calculated as of May 3, 2019. The range of implied equity value per share of Park common stock was compared to the closing price per share of Park common stock of $32.98 as of May 3, 2019.

Precedent Transactions Analysis

Using publicly available information, J.P. Morgan examined a number of transactions over $400 million announced after 2004 involving companies that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, were considered similar to Chesapeake’s business. Specifically, J.P. Morgan reviewed the transactions set forth in the below table involving select full service REITs. Using publicly available information, J.P. Morgan calculated, for each selected transaction, the multiple of the transaction value implied by the consideration paid in such transaction to the target company’s forecasted EBITDA for the twelve calendar-month period following the announcement of the applicable transaction (the “NTM EBITDA”). Financial forecasts for the target companies were based on press releases, FactSet data and the target company’s filings with the SEC, including filings made in connection with the applicable selected transaction.

Date Announced	Acquirer	Target	Transaction Value / NTM EBITDA
9/6/2018	Pebblebrook Hotel Trust	LaSalle Hotel Properties	16.2x
4/24/2017	RLJ Lodging Trust	FelCor Lodging Trust Incorporated	12.2x
9/8/2015	The Blackstone Group	Strategic Hotels	16.5x
4/30/2007	Apollo Real Estate Advisors, Aimbridge Hospitality and JF Capital Advisors	Eagle Hospitality Properties Trust	12.9x
4/24/2007	JER Partners Acquisitions IV, LLC	Highland Hospitality Corporation	13.0x
1/19/2007	MS Resort Holdings LLC	CNL Hotels & Resorts, Inc. – 8 Asset Luxury Portfolio	13.0x
1/18/2007	Ashford Hospitality Trust	CNL Hotels & Resorts, Inc. – 51 Asset Portfolio	11.1x
5/22/2006	Westmont Hospitality Group and Cadim Inc.	Boykin Lodging Company	12.2x
2/21/2006	The Blackstone Group	MeriStar Hospitality Corporation	13.5x

Date Announced	Acquirer	Target	Transaction Value / NTM EBITDA
11/14/2005	Host Marriott Corporation	Starwood Hotels & Resorts Worldwide, Inc. – 38 Asset Portfolio	11.4x
6/14/2005	The Blackstone Group	Wyndham International, Inc.	13.8x
10/20/2004	The Blackstone Group	Boca Resorts, Inc.	12.3x

Based on the results of this analysis and other factors that J.P. Morgan considered appropriate based on its experience and professional judgment, J.P. Morgan selected a multiple reference range of 12.2x to 16.2x for transaction value / NTM EBITDA and applied it to Chesapeake’s estimated adjusted NTM EBITDA of $180 million, per Chesapeake management, for the twelve months ended March 31, 2020. This analysis indicated a range of implied equity values per Chesapeake common share, rounded to the nearest $0.25, of $25.50 to $37.25, which was compared to (i) the closing price per Chesapeake common share of $29.31 as of May 3, 2019, and (ii) the proposed Merger Consideration of $31.71.

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow (“DCF”) analysis, which is referred to in this proxy statement/prospectus as a DCF analysis, for the purpose of determining an implied equity value per share on a fully diluted basis using the treasury stock method for each of the Chesapeake common shares and the Park common stock on a standalone basis. A DCF analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows,” for purposes of the DCF analysis, refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projected period.

J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Chesapeake was forecasted to generate from calendar year 2019 through calendar year 2023 based upon projections provided by Chesapeake’s management. J.P. Morgan also calculated a range of terminal values for Chesapeake at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 1.50% to 2.50% (which range was developed with, and reviewed and approved by, the management of Chesapeake) to the unlevered free cash flows of Chesapeake during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019 using a range of discount rates from 7.25% to 8.25%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Chesapeake. The present values were then adjusted to take into account Chesapeake’s net debt as of March 31, 2019 to derive implied equity values per share for Chesapeake on a fully diluted basis using the treasury stock method.

Based on the foregoing, this analysis indicated a range of implied equity values per Chesapeake common share, rounded to the nearest $0.25, of $25.00 to $38.00, which was compared to (i) the closing price per Chesapeake common share of $29.31 as of May 3, 2019 and (ii) the implied value of the Merger Consideration of $31.71 per Chesapeake common share.

J.P. Morgan calculated the present value of the future standalone unlevered free cash flows that Park was forecasted to generate from calendar year 2019 through calendar year 2023 based on Chesapeake’s projections for Park, per Chesapeake management. J.P. Morgan also calculated a range of terminal values for Park at the end of the five-year period ended 2023 by applying a terminal growth rate ranging from 1.50% to 2.50% (which range was developed with, and reviewed and approved by, the management of Chesapeake) to the unlevered free cash flows of Park during the final year of the projections. The unlevered free cash flows and the range of terminal values were then discounted to present values as of March 31, 2019 using a range of discount rates from 7.00% to 8.00%, which range was chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of Park. The present values were then adjusted to take into account Park’s net debt as of March 31, 2019 to derive implied equity values per share for Park on a fully diluted basis using the treasury stock method.

Based on the foregoing, this analysis indicated a range of implied equity values per share of the Park common stock, rounded to the nearest $0.25, of $31.25 to $48.75, which was compared to the closing price per share of the Park common stock of $32.98 as of May 3, 2019.

Certain Other Information

Illustrative Value Creation Analysis. J.P. Morgan conducted an illustrative value creation analysis based on projections for Chesapeake, per Chesapeake management and the projections for Park, per Chesapeake management, that compared the implied equity value of Chesapeake common shares derived from a discounted cash flow valuation on a standalone basis to the pro forma combined company implied equity value.

J.P. Morgan determined the pro forma combined company implied equity value by calculating: (i) the sum of (a) the implied equity value of each of Chesapeake and Park using the midpoint value of each as determined in J.P. Morgan’s discounted cash flow analysis (b) the midpoint of the discounted present value of the Synergies as determined in J.P. Morgan’s discounted cash flow analysis with the Synergies, less (ii) the sum of (a) aggregate transaction costs, including financing costs, of $120 million, as estimated by Park’s management and used by J.P. Morgan at the direction of Chesapeake’s management and (b) the aggregate cash portion of the Merger Consideration.

The foregoing analysis indicated, on an illustrative basis, that the Merger created hypothetical incremental implied value for the holders of Chesapeake common shares of 14%. J.P. Morgan noted that the value creation analysis was a hypothetical, illustrative analysis only and was not a prediction as to future share trading.

Other Analyses. J.P. Morgan also reviewed and presented other information, solely for reference purposes, including:

•

historical trading prices of the Chesapeake common shares during the 52-week period ended May 3, 2019, noting that the low and high closing prices during such period were $23.68 and $33.81, respectively;

•

analyst share price targets for the Chesapeake common shares in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $23.00 to $36.00;

•

analyst net asset value (“NAV”) estimates for the Chesapeake common shares in recently published, publicly available research analysts’ reports, noting that the low and high NAV per share estimates ranged from $27.89 to $30.82;

•	Chesapeake management NAV estimates for the Chesapeake common shares, noting that the low and high NAV per share estimates ranged from $28.74 to $31.73;

•	historical trading prices of the Park common stock during the one-year period ended May 3, 2019, noting that the low and high closing prices during such period were $25.30 and $34.27, respectively;

•

analyst share price targets for the Park common stock in recently published, publicly available research analysts’ reports, noting that the low and high share price targets ranged from $27.00 to $37.00;

•

analyst NAV estimates for the Park common stock in recently published, publicly available research analysts’ reports, noting that the low and high NAV per share estimates ranged from $29.31 to $32.66; and

•	Chesapeake management NAV estimates for the Park common stock, noting that the low and high NAV per share estimates ranged from $31.16 to $34.36.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of Chesapeake or Park. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies nor selected transactions reviewed was identical to Chesapeake or Park, or the Merger, as the case may be. However, such companies selected were chosen by J.P. Morgan because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to those of Chesapeake or Park, as applicable. The transactions selected were similarly chosen by J.P. Morgan because their participants, size and other factors, for purposes of J.P. Morgan’s analysis and based on its experience and professional judgment, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to Chesapeake, Park or the transactions compared to the Merger, as applicable.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. J.P. Morgan was selected to advise Chesapeake with respect to the Merger on the basis of such experience and its familiarity with Chesapeake.

For financial advisory services rendered in connection with the Merger, Chesapeake has agreed to pay J.P. Morgan a fee equal to $14,000,000, of which $2,500,000 became payable upon delivery by J.P. Morgan of its opinion and the remainder of which is payable upon the closing of the Merger. In addition, Chesapeake has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including reasonable and documented fees and disbursements of counsel, and will indemnify J.P. Morgan for certain liabilities.

During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with Chesapeake and Park, for which J.P. Morgan and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on Chesapeake’s revolving credit facility which closed in May 2018. In addition, J.P. Morgan’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Park, for which it receives customary compensation or other financial benefits. In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of Chesapeake and Park. During the two year period preceding delivery of its opinion ending on May 5, 2019, the aggregate fees recognized by J.P. Morgan from Chesapeake were approximately $535,000 and from Park were approximately $10.5 million. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of Chesapeake or Park for their accounts or for the accounts of customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Certain Chesapeake Unaudited Prospective Financial Information

Historically, it has been Chesapeake’s regular practice to issue financial guidance to investors providing low and high ranges, including for the first quarter and full year 2019, of Chesapeake’s expectations regarding its performance relative to a number of financial metrics commonly reported by lodging REITs. Chesapeake has not publicly disclosed any projections of future results for periods beyond the current year due to, among other reasons, the uncertainty of the underlying assumptions and estimates and the unpredictable nature of such long-term results. However, Chesapeake has included below certain financial forecasts that, as described below, were furnished to the Chesapeake Board, representatives of Chesapeake’s financial advisor, J.P. Morgan, and, in certain cases, to Park and Park’s financial advisors in connection with discussions concerning the Merger.

In connection with the Merger and the other transactions contemplated by the Merger Agreement, Chesapeake’s management updated its financial projections for 2019 and prepared certain projections of Chesapeake’s financial performance for calendar years 2020 through 2023, in each case assuming Chesapeake continued to operate for such periods on a stand-alone basis. We refer to the updated financial projections for 2019 as the “Chesapeake Updated 2019 Projections” and the entire set of five-year projections, including the Chesapeake Updated 2019 Projections, as the “Chesapeake Financial Forecasts.” Chesapeake’s management provided the Chesapeake Financial Forecasts to the Chesapeake Board and to representatives of J.P. Morgan.

Chesapeake’s management also prepared, and provided to representatives of J.P. Morgan and Park and Park’s financial advisors, its 2019 forecasts of room revenue per available room (“RevPAR”) and Adjusted Hotel EBITDAre1 for each of Chesapeake’s 20 hotels owned as of the date of the Merger Agreement. We refer to these forecasts as the “Chesapeake 2019 Hotel Operations Forecasts.” The Chesapeake 2019 Hotel Operations Forecasts projected portfolio-wide RevPAR improvement of 2.2% relative to RevPAR reported for the same 20 hotels for 2018, and portfolio-wide Adjusted Hotel EBITDAre approximating the midpoint of the guidance range for this metric issued by Chesapeake in February 2019.

In connection with Chesapeake’s due diligence investigation, in addition to publicly available information (including Park’s full-year 2019 financial guidance issued to investors in February 2019), Park’s management made available to Chesapeake’s management and representatives of J.P. Morgan certain financial information consisting of updated individual hotel forecasts for the calendar year 2019 for each of Park’s existing hotel properties and certain related supplemental corporate schedules (such additional financial information and schedules, together with the financial guidance issued to investors for full year 2019, the “Park 2019 Prospective Financial Information”). The updated individual hotel forecasts for the calendar year 2019 reflected actual results through the first quarter of 2019, and updated forecasts for Park’s hotels undertaken in the ordinary course. Using

[1]

Adjusted Hotel EBITDAre is a non-GAAP financial measure that Chesapeake uses to evaluate its hotel operating performance. Chesapeake calculates Adjusted Hotel EBITDAre as (1) EBITDAre (as defined by the National Association of Real Estate Investment Trusts (“NAREIT”) as net income (calculated in accordance with GAAP) before interest, income taxes, depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, and adjustments for unconsolidated partnerships and joint ventures); adjusted for (2) hotel acquisition costs and non-cash amortization of operating lease right-of-use assets, intangible assets and liabilities, deferred franchise costs, and deferred key money; and further adjusted for (3) corporate general and administrative expenses.

the Park 2019 Prospective Financial Information, Chesapeake’s management prepared certain projections of Park’s financial performance for calendar years 2019 through 2023, in each case assuming Park continued to operate for such periods on a stand-alone basis, which we refer to as the “Chesapeake-Prepared Park Financial Forecasts.” The Chesapeake-Prepared Park Financial Forecasts were provided to the Chesapeake Board and representatives of J.P. Morgan.

Chesapeake management also projected that Park would realize an aggregate of approximately $14 million in EBITDAre synergies in the first full year following the closing of the Merger, net of the estimated impact of property tax step-ups at Chesapeake’s hotels located in California following completion of the Merger. We refer to these estimated synergies as the “Chesapeake Projected Synergies.” The Chesapeake Projected Synergies are not reflected in the Chesapeake Financial Forecasts or the Chesapeake-Prepared Park Financial Forecasts but separately were provided to the Chesapeake Board and representatives of J.P. Morgan.

With the approval of Chesapeake, representatives of J.P. Morgan used the Chesapeake Financial Forecasts, the Chesapeake-Prepared Park Financial Forecasts and the Chesapeake Projected Synergies (collectively, the “Chesapeake Management Forecasts”) in connection with its financial analysis and for purposes of its opinion described above under the section entitled “—Opinion of Chesapeake’s Financial Advisor.”

The Chesapeake Management Forecasts were not prepared with a view toward public disclosure, the published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial projections or GAAP. The inclusion of the Chesapeake Management Forecasts in this proxy statement/prospectus should not be regarded as an indication that such information is predictive of actual future events or results and such information should not be relied upon as such, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the Chesapeake Management Forecasts. The Chesapeake Management Forecasts included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Chesapeake’s management.

While presented with numeric specificity, the unaudited prospective financial information set forth below was based on numerous variables and assumptions (including assumptions related to industry performance and general business, economic, market and financial conditions and additional matters specific to Chesapeake’s hotels and Chesapeake management’s perceptions of and expectations for the future performance of Park’s hotels) available at the time they were prepared that are inherently subjective and uncertain and are beyond the control of Chesapeake’s management and, with respect to the Park 2019 Prospective Financial Information, Park’s management. The Chesapeake Financial Forecasts and the Chesapeake-Prepared Park Financial Forecasts cover multiple year periods and by their nature become less reliable with each successive year. In addition, both the Chesapeake Financial Forecasts and the Chesapeake-Prepared Park Financial Forecasts assume that each of Chesapeake and Park would continue to operate as stand-alone companies, without giving effect to the Merger or other transactions discussed in this proxy statement/prospectus and as if such Merger and other transactions had not been contemplated by Chesapeake or Park. While the Chesapeake Financial Forecasts and the Chesapeake-Prepared Park Financial Forecasts were prepared in good faith based on assumptions and estimates that Chesapeake’s management and, with respect to the Park 2019 Prospective Financial Information, Park’s management believed to be reasonable in the exercise of its judgment, no assurance can be made regarding future events. Important factors that may affect actual results and cause this unaudited prospective financial information not to be achieved include, but are not limited to, risks and uncertainties relating to Chesapeake’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), Park’s ability to achieve the projected synergies from the Merger, U.S. lodging industry performance, general business and economic conditions and other factors described in the sections of this proxy statement/prospectus under the captions “Forward-Looking Statements” and “Risk Factors.” We urge Chesapeake shareholders to review Chesapeake’s SEC filings for a description of risk factors with respect to Chesapeake’s business, and Park’s SEC filings for a description of risk factors with respect to Park’s business, as well as, in each case, the section entitled “Risk Factors.”

None of Chesapeake, Park or their respective officers, trustees, directors, affiliates, advisors or other representatives can give you any assurance that actual results will not differ materially from this unaudited prospective financial information.

The Chesapeake Financial Forecasts and the Chesapeake-Prepared Park Financial Forecasts include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as presented in this proxy statement/prospectus may not be comparable to similarly titled amounts used by Chesapeake, Park or other lodging REITs. These non-GAAP financial measures are useful to investors and management in understanding current profitability levels and liquidity that may serve as a basis for evaluating future performance and facilitating comparability of results. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Chesapeake may not be comparable to similarly titled amounts used by other companies. The non-GAAP financial measures used in the forecasts were relied upon by J.P. Morgan for purposes of its respective financial analyses and opinion and by the Chesapeake Board in connection with its consideration of the Merger. Financial measures provided to a financial advisor are not subject to SEC rules which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Accordingly, no such reconciliations have been provided, although the footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures.

Neither Ernst & Young LLP (Chesapeake’s and Park’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The Ernst & Young LLP reports incorporated by reference in this proxy statement/prospectus relate only to the historical financial information of Chesapeake and Park, respectively. Those reports do not extend to the Chesapeake Management Forecasts or to the Park 2019 Prospective Financial Information and should not be read to do so. The Chesapeake Management Forecasts were prepared by Chesapeake solely for use by Chesapeake’s Board in connection with its consideration of Chesapeake’s strategic alternatives, J.P. Morgan in connection with its financial analysis and opinion and, with respect to the Chesapeake 2019 Hotel Operations Forecasts and the Chesapeake Projected Synergies, by Park and its financial advisors in their consideration of the Merger. Such forecasts are subjective in many respects.

By including in this proxy statement/prospectus the Chesapeake Management Forecasts below, none of Chesapeake, Park or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Chesapeake or Park compared to the information contained in such forecasts. Further, the inclusion of the Chesapeake Management Forecasts in this proxy statement/prospectus does not constitute an admission or representation by Chesapeake or Park that this information is material. The financial forecasts summarized in this section reflected the best estimates, judgments and assumptions available to Chesapeake’s management at the time they were prepared and have not been updated to reflect any changes since the dates the Chesapeake Management Forecasts were prepared. Neither Chesapeake nor Park undertakes any obligation, except as required by law, to update or otherwise revise the Chesapeake Management Forecasts or to the Park 2019 Prospective Financial Information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The Chesapeake Financial Forecasts and the Chesapeake-Prepared Park Financial Forecasts should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Chesapeake and Park contained in Chesapeake’s and Park’s public filings with the SEC.

The below summary of the Chesapeake Management Forecasts is not included to influence the voting decision of any Chesapeake shareholder on the Merger Proposal or any other matter to be voted upon at the Chesapeake Special Meeting. Such information is included in this proxy statement/prospectus for the purpose of providing Chesapeake’s shareholders access to certain non-public information that was furnished to the Chesapeake Board, representatives of J.P. Morgan and, in the case of the Chesapeake 2019 Hotel Operations Forecasts and the Chesapeake Projected Synergies, to Park and its financial advisors in connection with the Merger, and such information may not be appropriate for other purposes.

Chesapeake Financial Forecasts

The following table presents a summary of the Chesapeake Financial Forecasts prepared by Chesapeake’s management. The Chesapeake Financial Forecasts were reviewed with Chesapeake’s Board. The Chesapeake Financial Forecasts were also provided to representatives of J.P. Morgan and approved by Chesapeake for use in connection with J.P. Morgan’s financial analysis and fairness opinion rendered to Chesapeake’s Board (summarized in the section entitled “—Opinion of Chesapeake’s Financial Advisor” beginning on page 62 of this proxy statement/prospectus). Amounts in millions.

	2019E	2020E	2021E	2022E	2023E
Total Revenue(1)	$604	$614	$623	$635	$648
Adjusted Corporate EBITDAre(2)	178	179	181	185	189
Adjusted FFO available to common shareholders(3)	143	147	149	155	161
Unlevered Free Cash Flow(4)	142	141	142	146	150

(1)

Total revenue projections assume no future acquisitions or dispositions of any of Chesapeake’s 20 hotels owned as of the date of the Merger Agreement and reflect, among other things, Chesapeake management’s projections for growth in room revenues per available room (“RevPAR”) for such hotels of 2.2%, 1.5%, 1.5%, 2.0% and 2.0% for 2019, 2020, 2021, 2022 and 2023, respectively.

(2)

Adjusted Corporate EBITDAre is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Chesapeake calculates Adjusted Corporate EBITDAre as EBITDAre, calculated in accordance with standards established by the NAREIT as net income (calculated in accordance with GAAP) before interest, income taxes, depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, and adjustments for unconsolidated partnerships and joint ventures, further adjusted for hotel acquisition costs and non-cash amortization of operating lease right-of-use assets, intangible assets and liabilities, deferred franchise costs, and deferred key money, all of which are recurring items.

(3)

Adjusted funds from operations, or FFO, available to common shareholders is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Chesapeake calculates Adjusted FFO available to common shareholders in accordance with standards established by NAREIT as net income (calculated in accordance with GAAP), excluding depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, adjustments for unconsolidated partnerships and joint ventures, and the cumulative effect of changes in accounting principles, further adjusted for dividends declared on and earnings allocated to unvested time-based awards (consistent with adjustments required by GAAP in reporting net income available to common shareholders and related per share amounts), and hotel acquisition costs and non-cash amortization of operating lease right-of-use assets, intangible assets and liabilities, deferred franchise costs, and deferred key money, all of which are recurring items.

(4)

Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Chesapeake’s unlevered free cash flow is defined as Adjusted Corporate EBITDAre, less income tax expense, capital expenditures, and plus or less certain balance sheet changes. Unlevered free cash flows for Chesapeake were arithmetically derived by representatives of J.P. Morgan from the Chesapeake

Financial Forecasts prepared and provided by Chesapeake’s management to J.P. Morgan and approved by Chesapeake for use by J.P. Morgan.

Chesapeake-Prepared Park Financial Forecasts

The following table presents a summary of the Chesapeake-Prepared Park Financial Forecasts prepared by Chesapeake’s management. The Chesapeake-Prepared Park Financial Forecasts were reviewed with Chesapeake’s Board. The Chesapeake-Prepared Park Financial Forecasts were also provided to representatives of J.P. Morgan and approved by Chesapeake for use in connection with J.P. Morgan’s financial analysis and fairness opinion rendered to Chesapeake’s Board (summarized in the section entitled “—Opinion of Chesapeake’s Financial Advisor” beginning on page 62 of this proxy statement/prospectus). Amounts in millions.

	2019E(1)	2020E(2)	2021E	2022E	2023E
Total Revenue(3)	$2,730	$2,716	$2,764	$2,827	$2,891
EBITDAre(4)	767	767	786	810	833
FFO available to common stockholders(5)	614	612	633	669	695
Unlevered Free Cash Flow(6)	547	547	563	582	600

(1)

Chesapeake’s projections for Park’s 2019 results assume no Adjusted Corporate EBITDAre contribution for Park’s period of ownership of (i) the Pointe Hilton Squaw Peak, which was sold in January 2019 for approximately $51 million or (ii) the Hilton Nuremberg, which was sold in March 2019 for approximately $18 million.

(2)

Chesapeake’s projections for 2020 reflect the projected loss of $10 million in EBITDAre associated with the release of ownership of 466 keys at the Hilton Waikoloa Village, which Park expects to release at the end of December 2019.

(3)

Except as described in footnote (2) above, Chesapeake management’s projections of Park’s total revenue assume no future acquisitions or dispositions of any of the hotels owned as of the date of the Merger Agreement and reflect, among other things, Chesapeake management’s projections for growth in Park’s RevPAR for such hotels of 5.3%, 2.0%, 2.0%, 2.5% and 2.5% for 2019, 2020, 2021, 2022 and 2023, respectively.

(4)

EBITDAre is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Chesapeake management calculated EBITDAre for Park in accordance with standards established by NAREIT as net income (calculated in accordance with GAAP) before interest, income taxes, depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, and adjustments for unconsolidated partnerships and joint ventures.

(5)

Fund from operations, or FFO, available to common stockholders is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Chesapeake management calculated FFO available to common stockholders for Park in accordance with standards established by NAREIT as net income (calculated in accordance with GAAP), excluding depreciation and amortization, gains (losses) from sales of real estate, impairment charges of depreciated real estate, adjustments for unconsolidated partnerships and joint ventures, and the cumulative effect of changes in accounting principles, further adjusted for noncontrolling interests (consistent with adjustments required by GAAP in reporting net income available to common stockholders and related per share amounts).

(6)

Unlevered free cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income as a measure of operating performance or cash flow from operating activities or as a measure of liquidity. Park’s unlevered free cash flow is defined as EBITDAre, less income tax expense, capital expenditures, noncontrolling interests, and plus or less certain balance sheet changes. Unlevered free cash flows for Park were arithmetically derived by representatives of J.P. Morgan from the Chesapeake-Prepared Park Financial Forecasts prepared and provided for, and approved by Chesapeake for use by, J.P. Morgan.

Interests of Chesapeake’s Trustees and Named Executive Officers in the Merger

In considering the recommendation of the Chesapeake Board to approve the Merger Proposal and the Chesapeake Compensation Proposal, Chesapeake’s shareholders should be aware that Chesapeake’s trustees and named executive officers have interests in the Merger that may be different from, or in addition to, the interests of Chesapeake’s shareholders generally and that may present actual or potential conflicts of interests. The Chesapeake Board was aware of these interests and considered them, among other matters, in declaring advisable and approving the Merger on the terms and conditions set forth in Merger Agreement. These interests are discussed below.

Accelerated Vesting of Chesapeake Restricted Share Awards

Immediately prior to the Effective Time, each of the outstanding Chesapeake time-based and performance-based share awards will automatically vest in full, contingent upon the consummation of the Merger, and the holders of the awards will have the right to receive the Merger Consideration with respect to all of the underlying Chesapeake common shares (less required withholdings).

As of the date of this proxy statement/prospectus, Chesapeake’s named executive officers and trustees held unvested time-based and performance-based restricted share awards relating to the following numbers of Chesapeake common shares:

Name	Time-Based Shares	Performance-Based Shares
James L. Francis	102,772	527,462
Douglas W. Vicari	41,760	214,360
D. Rick Adams	41,760	214,360
Graham J. Wootten	23,326	119,835
Thomas A. Natelli	3,454	—
Thomas D. Eckert	2,669	—
John W. Hill	2,669	—
Jeffrey D. Nuechterlein	2,669	—
Angelique G. Brunner	2,669	—

In addition, Chesapeake will pay each holder of a Chesapeake performance-based share award an amount in cash equal to all accrued and unpaid cash dividends in respect of such award, in accordance with the restricted share award agreement pursuant to which such award was granted (less required withholdings).

Employment Agreements; Potential Payments Upon Termination Following Completion of the Merger

Chesapeake is party to employment agreements with Messrs. Francis, Vicari, Adams and Wootten, Chesapeake’s “named executive officers.” Each of these executives is entitled to receive severance benefits under the agreements if there is a change in control during the term of the agreements and the executive resigns for good reason or is terminated without cause within 12 months following such change in control. For these purposes, the term “good reason” generally refers to termination due to a material diminution of authority, duties or responsibilities, relocation beyond fifty (50) miles from Chesapeake’s address, or a material reduction in base salary and other compensation other than as a result of the Chesapeake’s failure to achieve performance targets, and the term “cause” generally refers to termination due to fraud, misappropriation or embezzlement, the conviction of any felony, breach of fiduciary duties, gross negligence in the performance of assigned duties, any act or omission that has a demonstrated and material adverse impact on Chesapeake’s reputation, or the breach of any material term of the employment agreement.

Under the employment agreements, if the Merger is completed and, at the time of closing or within 12 months thereafter, the executive is terminated without cause or resigns for good reason, each of the executives is entitled to receive (i) any accrued but unpaid salary and bonuses under Chesapeake’s then-current annual cash bonus plan, (ii) reimbursement for any outstanding reasonable business expense, (iii) vesting as of the executive’s last day of employment of any unvested restricted shares previously granted to the executive, including accrued and unpaid dividends on the shares so vesting, if applicable, (iv) continued life and health insurance as described below, and (v) a severance payment calculated as described below.

The severance payment payable to each named executive officer is equal to (i) three times (for Messrs. Francis, Vicari and Adams), or two times (for Mr. Wootten), his then-current salary, which amount will be paid to the executive over 36 months (for Messrs. Francis, Vicari and Adams) or over 24 months (for Mr. Wootten) in approximately equal installments on Chesapeake’s regularly scheduled payroll dates, plus (ii) three times (for Messrs. Francis, Vicari and Adams), or two times (for Mr. Wootten), the greater of (1) the average of all bonuses paid to the executive during the preceding 36 months and (2) the most recent bonus paid to the executive, which amount will be paid to the executive in a lump sum within 60 days following the end of the fiscal year in which the executive’s termination of employment occurs. In addition, Chesapeake will continue to pay for the executive’s life and health insurance coverage for a period of 36 months (for Messrs. Francis, Vicari and Adams), or 24 months (for Mr. Wootten), following termination of employment to the same extent that Chesapeake paid for such coverage immediately prior to such termination. If any such insurance coverage becomes unavailable during the 36 month or 24 month severance period, as applicable, then Chesapeake will be obligated only to pay to the executive an amount which, after reduction for income and employment taxes, is equal to the employer premiums for such insurance for the remainder of the applicable severance period.

None of the employment agreements requires that Chesapeake make any “gross up” payments to compensate the executive for additional taxes, if any, imposed under Section 4999 of the Code for receipt of excess parachute payments in the event of a termination or resignation following a change in control; however, each agreement provides that if (in the determination of a nationally recognized accounting firm engaged by Chesapeake to analyze this issue) such excise taxes may be imposed as a result of payments made to any executive in the event of a future change in control, the amount of such payments to such executive will be reduced to a level that will not exceed the amount that would trigger such excise taxes, if such reduction would put the executive in a better after-tax position. Severance payments will be subject to the executive signing a general release. The employment agreements include certain restrictive covenants in favor of Chesapeake, including a non-disclosure of proprietary information covenant, non-competition and non-solicitation covenants that run for 24 months (for Messrs. Francis, Vicari and Adams), or 12 months (for Mr. Wootten), following termination of employment, and a non-disparagement covenant.

Payment of 2019 Bonuses

Each of Chesapeake’s named executive officers is entitled to receive non-equity incentive plan compensation under Chesapeake’s 2019 annual cash bonus plan. Park will determine the amount of payouts for each named executive officer in Park’s discretion, provided that such payouts will not be less than the respective amounts paid by Chesapeake to each named executive officer in respect of Chesapeake’s 2018 annual cash bonus plan. The amount of any 2019 annual cash bonus due to any named executive officer whose service is terminated by Park or the Surviving Entity without “cause” or by the executive for “good reason” prior to December 31, 2019 will be pro-rated based on 2019 service through the termination date.

Payment of Trustee Compensation

Chesapeake expects to continue its practice of paying quarterly retainer fees to its non-employee trustees in accordance with its customary trustee compensation program. Due to the pending Merger, the full amount of such retainers will be paid to each trustee in cash. In addition, because Chesapeake does not expect to hold an annual meeting of shareholders during 2019, Chesapeake will not make any further restricted share awards to its non-employee trustees. Instead, Chesapeake expects to pay each non-employee trustee a cash amount equal to the value of the share-based compensation component of its non-employee trustee compensation program previously reported in Chesapeake’s most recent proxy statement, with such payment made immediately prior to, and pro-rated for time served on the Chesapeake Board through, the Effective Time.

Directors of Park after the Merger

Immediately following the Effective Time, the size of the Park Board will be increased to 10 members, with the eight current Park directors, Thomas J. Baltimore, Jr., Gordon M. Bethune, Patricia M. Bedient, Geoffrey M. Garrett, Christie B. Kelly, Sen. Joseph I. Lieberman, Timothy J. Naughton and Stephen I. Sadove, continuing as members of the Park Board, and Thomas A. Natelli and Thomas D. Eckert joining the Park Board, each to serve until the 2020 annual meeting of the stockholders of Park (and until his or her successor qualifies and is duly elected). Mr. Natelli has served as non-executive Chairman of the Chesapeake Board and Mr. Eckert has served as a trustee on the Chesapeake Board, in each case since Chesapeake’s initial public offering in 2010. Following the Merger, Thomas J. Baltimore, Jr. will continue to serve as Chairman of the Park Board and Gordon M. Bethune will continue to serve as Lead Independent Director of the Park Board. See “The Merger Agreement—The Park Board Following the Merger” on page 85 for more information.

Indemnification of Chesapeake Trustees and Named Executive Officers

The Merger Agreement provides that for a period of six years following the Effective Time, each of Park and the Surviving Entity will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a manager, director, officer, trustee or fiduciary of Chesapeake or any of its subsidiaries and acting in such capacity , which persons we refer to as the indemnified persons, to the fullest extent authorized or permitted under applicable law, for any and all costs and expenses (including reasonable fees and expenses of legal counsel), judgments, claims, awards, losses, damages, penalties or liabilities (including amounts paid in settlement) imposed upon or reasonably incurred by such indemnified person, in connection with any action, suit, arbitration or other proceedings (whether civil or criminal) in which such indemnified person may be involved or with which he may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) with respect to matters occurring on or before the Effective Time, subject to certain limitations set forth in the Merger Agreement.

The parties have agreed not to modify the obligations described above regarding indemnification of indemnified persons in such a manner as to adversely affect such indemnified persons, and such obligations must be assumed by any successor entity to the Surviving Entity as a result of any consolidation or merger or transfer or conveyance of all or substantially all of its properties and assets.

The Merger Agreement also provides that, prior to the Effective Time, Chesapeake will obtain and fully pay the premium for, and Park will cause to be maintained in full force and effect (and the obligations under to be honored) during the six-year period beginning on the date the Merger is completed, a “tail” prepaid insurance policy or policies from Chesapeake’s current insurance carrier (or an insurance carrier with the same or better credit rating) with a claims period of six years from the Effective Time for the benefit of the indemnified persons with respect to directors’ and officers’ liability, employment practices liability and errors and omissions liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time. The “tail” policy is required to provide at least the same coverage and amounts and contain terms and conditions, retentions and limits of liability that are no less favorable than Chesapeake’s and its subsidiaries’ existing policy or policies, subject to a maximum aggregate premium amount equal to 300% of the most recent aggregate annual premiums paid by Chesapeake, which we refer to as the maximum premium. If Chesapeake is unable to obtain the “tail” policy for an amount equal to or less than the maximum premium, Chesapeake will be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the maximum premium.

Additionally, pursuant to the Merger Agreement, for a period of six years from the Effective Time, the Surviving Entity is required to fulfill and honor in all respects the obligations of the Surviving Entity pursuant to specified agreements in effect as of the date of the Merger Agreement between Chesapeake and any indemnified person, and any indemnification provision (including advancement of expenses) and any exculpation provision set forth in Chesapeake’s or Chesapeake’s subsidiaries’ organizational documents as in effect on the date of the Merger Agreement.

“Golden Parachute” Compensation

The following table sets forth the information required by Item 402(t) of Regulation S-K promulgated by the SEC regarding certain compensation that each of Chesapeake’s named executive officers may receive that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation in Item 402(t) of Regulation S-K. This compensation payable to Chesapeake’s named executive officers is subject to a non-binding advisory vote of holders of Chesapeake common shares as described above under the section entitled “Proposals Submitted to Chesapeake Shareholders—Chesapeake Compensation Proposal.” For additional details regarding the terms of the payments quantified below, see the sections entitled “—Accelerated Vesting of Chesapeake Restricted Share Awards” and “—Employment Agreements; Potential Payments Upon Termination Following Completion of the Merger” above.

Name	Cash $(1)	Equity $(2)	Perquisites/Benefits $(3)	Other ($)(4)	Total $(5)
James L. Francis	$6,874,647	$19,217,801	$58,425	$2,020,387	$28,171,260
Douglas W. Vicari	3,364,437	7,809,898	288	829,865	12,004,488
D. Rick Adams	3,364,437	7,809,898	58,425	829,865	12,062,625
Graham J. Wootten	1,495,774	4,365,426	38,950	478,803	6,378,953

(1)

Amounts reported in this column report the severance amounts payable to each named executive officer under his employment agreement. The severance amounts constitute “double-trigger” arrangements because they are conditioned upon both the closing of the Merger and a qualifying termination of the applicable executive’s employment within 12 months following the Merger.

(2)

Amounts reported in this column report the dollar value that may be realized by each named executive officer in connection with the accelerated vesting of time-based restricted share awards (Mr. Francis: 102,772 shares, or $3,133,839; Mr. Vicari and Mr. Adams: 41,760 shares, or $1,273,393; and Mr. Wootten: 23,326 shares, or $711,283) and performance-based restricted share awards (Mr. Francis: 527,462 shares, or $16,083,962; Mr. Vicari and Mr. Adams: 214,360 shares, or $6,536,505; and Mr. Wootten: 119,835 shares, or $3,654,143). These dollar values have been determined by multiplying the aggregate number of Chesapeake common shares underlying such awards by the assumed value of the Merger Consideration payable in respect of such shares. Such assumed value has been calculated in accordance with instructions to Item 402(t) as the sum of $11.00 plus the product of 0.628, the exchange ratio for the stock component of the Merger Consideration, multiplied by $31.04, the average closing market price of a share of Park common stock over the first five business days following the first public announcement of the transaction, which occurred prior to the opening of the market on May 6, 2019. The amounts reported in this column represent “single-trigger” arrangements because they are conditioned solely upon the closing of the Merger.

(3)

Amounts reported in this column are estimates of the cash payments to be made on behalf of each named executive officer under his employment agreement, based on the annual premiums historically paid by Chesapeake, in respect of life and health insurance coverage for a period of 36 months (for Messrs. Francis, Vicari and Adams), or 24 months (for Mr. Wootten), following termination of employment following the Merger. If any such insurance coverage becomes unavailable during the 36 month or 24 month period, as applicable, then the payments for the remaining portion of the applicable period will be made to the executive and grossed up for taxes in accordance with the terms of each executive’s employment agreement. These amounts constitute “double-trigger” arrangements because they are conditioned upon both the closing of the Merger and a qualifying termination of the applicable executive’s employment within 12 months following the Merger.

(4)

Amounts reported in this column report the payouts to each named executive officer of (i) 2019 annual cash bonuses assuming performance at levels equal to the bonuses earned by each named executive officer for 2018 in each case, prorated to assume service through July 25, 2019, the latest practicable date prior to the date of this proxy statement/prospectus (Mr. Francis: $841,830; Mr. Vicari: $350,763; Mr. Adams: $350,763; and Mr. Wootten: $210,458); and (ii) the amount of accrued but unpaid dividends on performance-based restricted shares held by each named executive officer that will vest in full upon completion of the Merger, assuming for this purpose that Chesapeake’s last dividend prior to completion of the Merger was the regular quarterly dividend paid on July 15, 2019 in the amount of $0.40 per share (Mr. Francis: $1,178,557; Mr. Vicari: $479,102; Mr. Adams: $479,102; and Mr. Wootten: $268,345). The amounts reported in this column represent “single-trigger” arrangements because they are conditioned solely upon the closing of the Merger.
(5)

The amounts reported in this column do not give effect to any potential reduction in payments to a named executive officer that may occur following a determination by the nationally recognized accounting firm engaged by Chesapeake that the amount of payments to such executive should be reduced to avoid the triggering certain excise taxes, as described above under “—Employment Agreements; Potential Payments Upon Termination Following Completion of the Merger.” Accordingly, there can be no assurance that any of Chesapeake’s named executive officers will realize the full amounts reported in this column.

No Change of Control Payments to Park Named Executive Officers

None of Park’s named executive officers will receive any type of “golden parachute” compensation that is based on or otherwise related to the Merger.

Park’s Reasons for the Merger

The Park Board has approved and adopted the Merger Agreement. In evaluating the Merger, the Park Board consulted with Park’s management, as well as with Park’s legal and financial advisors, and, in reaching its conclusions, the Park Board considered, among other things, the following material factors:

•	the transaction would combine complementary portfolios of luxury and upper upscale-branded hotels by adding Chesapeake’s high quality, well-maintained portfolio;

•

the combined portfolio would have increased geographic diversity (including increased exposure to the San Francisco market, reduced exposure to the Hawaii market, and penetration into Miami Beach, Downtown Los Angeles, Boston, San Diego and Denver, which are core submarkets for Park);

•	the combined portfolio also would diversify Park’s brand and operator mix, providing exposure to Marriott, Hyatt and IHG brands and adding eight new operators (including Marriott and Hyatt);

•

with a total enterprise value of approximately $12 billion (as of signing of the Merger Agreement), the combined company would solidify Park’s position as the second-largest publicly traded lodging REIT and create a strong and flexible financial platform for greater and more cost-effective access to both equity and debt capital markets and enhanced liquidity to execute on other strategic initiatives in the future;

•

Park’s disciplined approach to asset management would be applied to the combined company’s assets to continue to drive accretive growth and pursuit of opportunities to enhance value (including meeting space expansions and additional keys);

•

with 66 hotels (taking into account the sale by Park of three non-core hotel properties completed in June 2019 and assuming the sale by Chesapeake of the New York Disposition Properties, which are currently under contract to be sold, is consummated prior to the completion of the Merger pursuant to the Merger Agreement) and approximately 35,000 guest rooms in 17 states and Washington, D.C., the combined portfolio would benefit from enhanced scale and provide enhanced negotiating leverage with brands, managers and vendors;

•

the combined company is expected to generate cost savings through the elimination of duplicative general and administrative costs and functions resulting from the combination of similar portfolios with similar strategies, and achieve near-term revenue and expense synergies; and

•	the transaction is expected to be accretive to Adjusted FFO per share in 2020 and beyond.

The foregoing discussion of the reasons considered by the Park Board is not intended to be exhaustive and is not provided in any specific order or ranking. The Park Board did not assign relative weights to the above reasons or the other reasons considered by it. Further, individual members of the Park Board may have given different weight to different reasons.

The explanation and reasoning of the Park Board is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Forward-Looking Statements” beginning on page 40.

Security Ownership of Chesapeake Trustees and Named Executive Officers and Current Beneficial Owners

The following table sets forth certain information, as of July 25, 2019, regarding the ownership of Chesapeake common shares by (i) each of Chesapeake’s trustees, (ii) each of Chesapeake’s named executive officers, (iii) each holder of 5% or more of the Chesapeake common shares and (iv) all of Chesapeake’s trustees and named executive officers as a group.

In accordance with SEC rules, each listed person’s beneficial ownership includes (i) all Chesapeake common shares the investor actually owns beneficially or of record, (ii) all Chesapeake common shares over which the investor has or shares voting or dispositive control (such as in the capacity as a general partner of an investment fund) and (iii) all Chesapeake common shares the investor has the right to acquire within 60 days (such as restricted shares which are scheduled to vest within 60 days).

Unless otherwise indicated, the address of each named person is c/o Chesapeake Lodging Trust, 4300 Wilson Boulevard, Suite 625, Arlington, Virginia 22203.

Beneficial Owner	Common Shares Owned	Percentage(1)
James L. Francis(2)	1,131,510	1.9%
Douglas W. Vicari(3)	649,144	1.1%
D. Rick Adams(4)	424,717	*
Graham J. Wootten(5)	206,128	*
Thomas A. Natelli	151,384	*
Thomas D. Eckert	40,154	*
John W. Hill	26,154	*
Jeffrey D. Nuechterlein	14,654	*
Angelique Brunner	4,274	*
All trustees and executive officers as a group (9 persons)(2), (3), (4), (5)	2,648,119	4.4%
The Vanguard Group(6)	9,406,681	15.5%
Goldman Sachs Asset Management(7)	5,987,450	9.9%
BlackRock, Inc.(8)	10,486,206	17.3%

*	Represents less than 1% of the common shares outstanding as of the date of filing.
(1)	Percentages are based on 60,765,796 common shares outstanding as of July 25, 2019.
(2)

Includes 102,772 common shares underlying outstanding time-based share awards and 527,462 common shares underlying outstanding performance-based share awards that will vest in full upon completion of the Merger.

(3)

Includes 41,760 common shares underlying outstanding time-based share awards and 214,360 common shares underlying outstanding performance-based share awards that will vest in full upon completion of the Merger.

(4)

Includes 41,760 common shares underlying outstanding time-based share awards and 214,360 common shares underlying outstanding performance-based share awards that will vest in full upon completion of the Merger.

(5)

Includes 23,326 common shares underlying outstanding time-based share awards and 119,835 common shares underlying outstanding performance-based share awards that will vest in full upon completion of the Merger.

(6)

On February 11, 2019, The Vanguard Group filed a Schedule 13G/A to report beneficial ownership of an aggregate of 9,406,681 common shares, of which it has sole voting power for 110,827 shares, shared voting power for 67,310 shares, sole dispositive power for 9,286,732 shares and shared dispositive power for 119,949 shares. The address for this shareholder is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355.
(7)

On February 4, 2019, Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC jointly filed a Schedule 13G/A to report beneficial ownership of 5,987,450 common shares, of which it has shared voting power for 5,740,709 shares and shared dispositive power for all 5,987,450 shares. The address for this shareholder is 200 West Street, New York, New York 10282.

(8)

On January 24, 2019, BlackRock, Inc. filed a Schedule 13G/A to report beneficial ownership of 10,486,206 common shares, of which it has sole voting power for 10,304,280 shares and sole dispositive power for all 10,486,206 shares. The address for this shareholder is 55 East 52nd Street, New York, New York 10055.

Regulatory Approvals Required for the Merger

Park and Chesapeake are not aware of any material federal or state regulatory requirements (including any mandatory waiting period) that must be complied with, or regulatory approvals that must be obtained, in connection with the Merger or the other transactions contemplated by the Merger Agreement.

Material U.S. Federal Income Tax Consequences of the Merger

Assuming that the Merger is completed as currently contemplated, Park and Chesapeake expect that the receipt of the Merger Consideration by Chesapeake shareholders in exchange for their Chesapeake common shares pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes. Generally, for U.S. federal income tax purposes, Chesapeake shareholders will recognize gain or loss as a result of the Merger measured by the difference, if any, between (i) the fair market value of shares of Park common stock and the amount of any cash received in the Merger and (ii) the holder’s adjusted tax basis in the Chesapeake common shares exchanged. Park and Chesapeake anticipate that the Merger will have no material U.S. federal income tax consequences to Park stockholders who do not own any Chesapeake common shares.

The tax consequences to you of the Merger will depend on your situation. You should consult your tax advisor for a full understanding of the tax consequences to you of the Merger. For more information regarding the tax consequences of the Merger to Chesapeake shareholders, please see “Material U.S. Federal Income Tax Considerations” beginning on page 113.

Accounting Treatment of the Merger

Park prepares its financial statements in accordance with GAAP. The Merger will be accounted for by applying the acquisition method of accounting, which requires the identification of the acquirer, the determination of the acquisition date, the recognition and measurement, at fair value, of the identifiable assets acquired, liabilities assumed and any noncontrolling interest in the consolidated subsidiaries of the acquiree and recognition and measurement of goodwill or a gain from a bargain purchase.

Exchange of Shares

Prior to the mailing of this proxy statement/prospectus, Park will appoint a bank or trust company reasonably satisfactory to Chesapeake to act as exchange agent in connection with the Merger to handle the payment and delivery of the Merger Consideration.

At or before the Effective Time, Domestic shall deposit, or cause to be deposited, with the exchange agent an amount of shares of Park common stock in book-entry form issuable pursuant to the terms of Merger Agreement equal to the aggregate Common Stock Consideration and cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration and the aggregate cash portion of the Merger Consideration.

As soon as possible after the Effective Time, but, in any event, no later than three business days thereafter, Park shall cause the exchange agent to mail (and to make available for collection by hand) to each holder of record of a Chesapeake common share certificate or certificates (or affidavits of loss in lieu thereof), if any, that immediately prior to the Effective Time evidenced outstanding Chesapeake common shares whose shares were converted into the right to receive the Merger Consideration pursuant to the terms of the Merger Agreement, a letter of transmittal and instructions for use in effecting the surrender of Chesapeake common share certificates (or affidavits of loss in lieu thereof) to the exchange agent in exchange for the Merger Consideration, together with any amounts payable in respect of any dividends or other distributions on shares of Park common stock in accordance with the terms of the Merger Agreement.

No fractional shares of Park common stock will be issued upon the conversion of Chesapeake common shares. The value of any fractional shares of Park common stock to which a holder of Chesapeake common shares would otherwise be entitled will be paid as Fractional Share Consideration.

Any shares of Park common stock and any funds that will be deposited with the exchange agent for the payment of the Merger Consideration that remain undistributed to Chesapeake shareholders as of the twelve month anniversary of the Effective Time will be delivered to Park, upon demand. Thereafter, former holders of Chesapeake common shares will be entitled to look only to Park (subject to abandoned property, escheat or other similar laws) as general creditors thereof for payment of the Merger Consideration that may be payable in respect of any Chesapeake common shares held by such holders, pursuant to and in accordance with the Merger Agreement, without any interest thereon. Any amounts remaining unclaimed by such holders as of the date on which the Merger Consideration would otherwise escheat to or become property of any governmental authority shall become, to the extent permitted by applicable law, the property of Park, free and clear of all claims or interest of any such holders previously entitled thereto.

The share transfer books of Chesapeake will be closed from and after the Effective Time and after the Effective Time there will be no further registration of transfers of any Chesapeake common shares.

Dividends

Prior to the closing of the Merger, Chesapeake shall be permitted to authorize and pay quarterly distributions at a rate not in excess of $0.40 per share and cause each of its subsidiary REITs to authorize and pay any dividends required by the terms of their preferred shares, and Park shall be permitted to authorize and pay quarterly distributions at a rate not in excess of $0.45 per share and cause its subsidiary REIT to authorize and pay any dividends required by the terms of its preferred shares. Both parties shall also be permitted (without the consent of the other) to declare and pay a dividend distributing any amounts determined by such party in good faith to be the minimum dividend required to be distributed in order for Chesapeake, Park or any of their respective REIT subsidiaries, as applicable, to maintain their status as a REIT under the Code and to avoid the incurrence of any entity-level income or excise taxes. In the event Chesapeake or any of its REIT subsidiaries declares a dividend prior to the closing date pursuant to the immediately preceding sentence, the Merger Consideration shall be decreased by an amount equal to such dividend, and in the event Park sets a record date that is on or prior to the closing date for a dividend pursuant to the immediately preceding sentence, the Merger Consideration shall be increased by an amount equal to the amount of such dividend.

Any dividend on Chesapeake common shares that has a record date prior to the Effective Time but has not been paid as of the Effective Time shall be paid by Chesapeake on the closing date of the Merger immediately prior to the Effective Time to the holders of record as of the applicable record date.

Listing of Park Common Stock

It is a condition to each party’s obligation to complete the Merger that the shares of Park common stock issuable in connection with the Merger be approved for listing on the NYSE, subject to official notice of issuance. Park has agreed to use its reasonable best efforts to have the application for the listing of the Park common stock accepted by the NYSE as promptly as is practicable following submission of the NYSE listing application.

Delisting and Deregistration of Chesapeake Common Shares

After the Merger is completed, the Chesapeake common shares currently listed on the NYSE will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Financing Arrangements

Park and Chesapeake estimate that the total amount of funds required to complete the Merger and related transactions, including the payment of the Cash Consideration, and pay related fees and expenses will be approximately $1.2 billion. Park expects the portion of this amount that is not funded with cash from the balance sheet will be financed with the proceeds of the Term Facility.

Contemporaneously with the execution of the Merger Agreement, PIH and Domestic entered into the Commitment Letter with Bank of America, N.A. and BofA Merrill Lynch providing a $1.1 billion financing commitment for the Term Facility to fund the Merger. The Term Facility includes the Two-Year Tranche and the Five-Year Tranche. The delayed draw feature permits not more than two drawings under each tranche within 90 days following the effectiveness of the Term Facility. Neither tranche includes any principal amortization requirements prior to the maturity date of such tranche.

Availability under the Two-Year Tranche will be reduced by the net cash proceeds from customary mandatory commitment reduction events resulting from issuances of equity, the incurrence of certain debt or the sale of certain assets, in each case subject to limited exceptions. Following the funding of any loans under the Two-Year Tranche, the same events that trigger commitment reductions will trigger mandatory prepayment events. The Five-Year Tranche does not contain such mandatory commitment reduction or prepayment events.

The funding of the Term Facility provided for in the Commitment Letter is contingent on the satisfaction of customary conditions, including but not limited to:

•	execution and delivery of definitive documentation with respect to the Term Facility in accordance with the terms set forth in the Commitment Letter;

•	consummation of the Merger in accordance with the Merger Agreement; and

•	the lack of any payment or bankruptcy default.

The commitments under the Commitment Letter expire on the Outside Date unless otherwise extended in writing by the parties. In addition, PIH may terminate the Commitment Letter in its discretion at any time prior to its expiration date.

In connection with the Merger Agreement, PIH received consent from Wells Fargo Bank, National Association, as administrative agent, and the majority lenders under its existing credit agreement to allow Park to enter into the Merger Agreement and certain related documentation without adhering to the requirement for it to become a guarantor under such existing credit agreement. In addition, PIH has entered into an amendment to its existing credit agreement to implement certain technical changes to reflect the corporate structuring contemplated by the Merger and the Term Facility.

Litigation Relating to the Merger

Two purported shareholder class actions have been filed in the United States District Court for the District of Delaware captioned: Kent v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01201 (D.Del.) (filed June 25, 2019) and Terlinden v. Chesapeake Lodging Trust, et al., No. 1:19-cv-01263 (D.Del.) (filed July 8, 2019). The complaint in each case alleges purported violations of the federal securities laws and names as defendants Chesapeake, the individual members of the Chesapeake Board, Park, Domestic and Merger Sub. The plaintiffs allege that Chesapeake and the individual defendants violated Section 14(a) of the Exchange Act, and Rule 14a-9 promulgated thereunder, by providing inadequate disclosure regarding the proposed Merger in the registration statement. The plaintiffs also allege that the individual defendants, Park, Domestic and Merger Sub violated Section 20(a) of the Exchange Act. Plaintiffs seek, among other things, to enjoin or rescind the Merger, an award of damages in the event the Merger is consummated and an award of costs and attorneys’ fees.

Park and Chesapeake are reviewing the complaints and have not yet formally responded. Although the ultimate outcome of these actions cannot be predicted with certainty, Park and Chesapeake believe that these lawsuits are without merit and intend to defend against these actions vigorously.

Additional lawsuits arising out of the Merger may be filed in the future. If additional similar lawsuits are filed, absent new or different allegations that are material, neither Park nor Chesapeake will necessarily announce such additional filings.

THE MERGER AGREEMENT

This section of this proxy statement/prospectus summarizes the material provisions of the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference. As a Chesapeake shareholder, you are not a third-party beneficiary of the Merger Agreement and therefore, except as expressly provided in the Merger Agreement, you may not directly enforce any of its terms and conditions.

This summary may not contain all of the information about the Merger Agreement that is important to you. Chesapeake and Park urge you to carefully read the full text of the Merger Agreement because it is the legal document that governs the Merger. The Merger Agreement is not intended to provide you with any factual information about Chesapeake or the Park Parties of any of their respective subsidiaries. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement (and summarized below) are qualified by certain information each of Chesapeake and Park filed with the SEC prior to the effective date of the Merger Agreement, as well as by certain disclosure letters each of Chesapeake and the Park Parties delivered to the other in connection with the signing of the Merger Agreement, that modify, qualify and create exceptions to certain representations and warranties set forth in the Merger Agreement. Some of those representations and warranties may not be accurate or complete as of any specified date, may apply contractual standards of materiality in a way that is different from what may be viewed as material by investors or that is different from standards of materiality generally applicable under the United States federal securities laws. Moreover, the representations and warranties are not intended as statements of fact, but rather as a way of allocating risk among the parties to the Merger Agreement. Accordingly, the representations and warranties and other provisions of the Merger Agreement and the description of such provisions in this document should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and filings that each of Chesapeake and Park file with the SEC and the other information in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 175.

Chesapeake and Park acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, each of them is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this proxy statement/prospectus not misleading.

Form, Effective Time and Closing of the Merger

The Merger Agreement provides for the acquisition of Chesapeake by Park through the merger of Chesapeake with and into Merger Sub, with Merger Sub continuing as the Surviving Entity and an indirect wholly-owned subsidiary of Domestic, upon the terms and subject to the conditions set forth in the Merger Agreement. The Merger will become effective at the Effective Time.

The Merger Agreement provides that the closing of the Merger will take place at 9:00 am (New York City time) on the date mutually agreed upon by Chesapeake and the Park Parties, but no later than the second business day after the satisfaction or valid waiver of the conditions to the closing of the Merger (described below under “—Conditions to Completion of the Merger”) (other than the conditions that by their terms are required to be satisfied at the closing, but subject to the satisfaction or, if permissible, the waiver of those conditions). If all other conditions to consummation of the Merger have been satisfied or validly waived by the party entitled to the benefit of such conditions to closing (other than those conditions that by their terms are required by their terms to be satisfied at the closing), but the sale of the New York Disposition Properties has not been completed, the closing of the Merger will be automatically extended to the earlier of (a) the date that is one business day after the date on which the sales of both New York Disposition Properties have been completed and (b) October 10, 2019.

The Park Board Following the Merger

The parties have agreed to take all actions necessary so that, as of the Effective Time, the Park Board shall be increased by two members, with the eight current Park directors continuing as directors, and Thomas A. Natelli and Thomas D. Eckert joining the Park Board, each to serve until the 2020 annual meeting of the stockholders of Park (and until his or her successor qualifies and is duly elected). Following the Merger, Thomas J. Baltimore, Jr. will continue to serve as Chairman of the Park Board and Gordon M. Bethune will continue to serve as Lead Independent Director of the Park Board.

Merger Consideration; Effects of the Merger

Merger Consideration

At the Effective Time, by virtue of the Merger and without any action on the part of the Park Parties, Chesapeake or the holders of any securities of Merger Sub or Chesapeake, all membership interests of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall remain issued and outstanding as the membership interest of the Surviving Entity. Each Chesapeake common share issued and outstanding as of immediately prior to the Effective Time, other than Chesapeake common shares owned by Chesapeake or any of its wholly owned subsidiaries or any of the Park Parties or any of their respective wholly owned subsidiaries, shall automatically be converted into the right to receive the Merger Consideration. No fractional shares of Park common stock will be issued. In lieu of fractional shares of Park common stock, Chesapeake shareholders will receive the Factional Share Consideration.

Procedures for Surrendering Chesapeake Common Share Certificates or Book-Entry Shares

The conversion of Chesapeake common shares into the right to receive the Merger Consideration will occur automatically at the Effective Time and without any action on the part of the Park Parties, Chesapeake or the holders of any securities of Chesapeake or Merger Sub. In accordance with the Merger Agreement, prior to the mailing of this proxy statement/prospectus, Park will appoint a bank or trust company reasonably satisfactory to Chesapeake to act as exchange agent in connection with the Merger to handle the payment and delivery of the Merger Consideration. At or before the Effective Time, Domestic shall deposit, or cause to be deposited, with the exchange agent an amount of shares of Park common stock in book-entry form issuable pursuant to the terms of Merger Agreement equal to the aggregate Common Stock Consideration and cash in immediately available funds in an amount sufficient to pay the aggregate Fractional Share Consideration and the aggregate Cash Consideration. Domestic shall deposit, or cause to be deposited, with the exchange agent, as necessary from time to time following the Effective Time, any dividends or other distributions, if any, to which a holder of Chesapeake common shares may be entitled pursuant to the terms of the Merger Agreement.

As soon as possible after the Effective Time, but, in any event, no later than three business days thereafter, Park shall cause the exchange agent to mail (and to make available for collection by hand) to each holder of record of a Chesapeake common share certificate or certificates (or affidavits of loss in lieu thereof), if any, that immediately prior to the Effective Time evidenced outstanding Chesapeake common shares whose shares were converted into the right to receive the Merger Consideration pursuant to the terms of the Merger Agreement, a letter of transmittal and instructions for use in effecting the surrender of Chesapeake common share certificates (or affidavits of loss in lieu thereof) to the exchange agent in exchange for the Merger Consideration, together with any amounts payable in respect of any dividends or other distributions on shares of Park common stock in accordance with the terms of the Merger Agreement.

Each Chesapeake shareholder that surrenders a share certificate (or affidavit of loss in lieu thereof) to the exchange agent together with a duly completed and validly executed letter of transmittal and such other documents as may reasonably be required by the exchange agent, and each Chesapeake shareholder that holds book-entry Chesapeake common shares, will, after the Effective Time, receive the Merger Consideration due to such common shareholder, together with any amounts payable in respect of any dividends or other distributions on shares of Park common stock in accordance with the terms of the Merger Agreement. Any holder of a book-entry share registered in the transfer books of Chesapeake shall not be required to deliver a certificate or an executed letter of transmittal to the exchange agent and shall automatically, upon the Effective Time, be entitled to receive the Merger Consideration due to such common shareholder. After the Effective Time, each certificate that previously represented Chesapeake common shares will only represent the right to receive the Merger Consideration into which those Chesapeake common shares have been converted.

Chesapeake Restricted Shares

Immediately prior to the Effective Time, each outstanding unvested Chesapeake common shares subject to either performance-based or time-based vesting conditions granted under the Chesapeake equity incentive plan shall automatically become one hundred percent vested and all restrictions and forfeiture conditions thereon shall lapse, contingent upon the consummation of the Merger, and thereafter such Chesapeake common shares shall be considered outstanding for all purposes of the Merger Agreement, and holders thereof shall only have the right to receive the Merger Consideration in the same manner as all other Chesapeake common shares. Chesapeake does not have any outstanding equity awards, other than the performance-based and time-based restricted shares referenced in the immediately preceding sentence.

Withholding

All payments under the Merger Agreement are subject to any withholding required under applicable tax law.

Dissenters’ Rights

No dissenters’ or appraisal rights, or rights of objecting shareholders will be available to holders of Chesapeake common shares with respect to the Merger or the other transactions contemplated by the Merger Agreement, including any remedy under Sections 3-201 et seq. of the MGCL.

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Chesapeake and the Park Parties that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement, in the Chesapeake or the Park Parties disclosure letter or in certain reports filed by Chesapeake or Park with the SEC on or after January 1, 2017 and at least two business days prior to the date of the Merger Agreement. In particular, certain of these representations and warranties are subject to materiality or “Chesapeake material adverse effect” or “Park material adverse effect” qualifications (as further described in the section entitled “—Definitions of ‘Chesapeake Material Adverse Effect’ and ‘Park Material Adverse Effect’” beginning on page 88 of this proxy statement/prospectus). In addition, certain of the representations and warranties in the Merger Agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of Chesapeake or Park, as applicable, did not have actual knowledge.

Representations and Warranties of Chesapeake

The Merger Agreement includes representations and warranties by Chesapeake relating to, among other things:

•	valid existence, good standing and compliance with law;

•	due authorization, execution, delivery and validity of the Merger Agreement;

•	capital structure;

•	subsidiaries;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements and internal controls;

•	litigation;

•	absence of certain changes since December 31, 2018;

•	tax matters, including Chesapeake’s and two of its subsidiaries’ qualification as REITs;

•	real property matters;

•	environmental matters;

•	employee benefit plans;

•	labor and employment matters;

•	broker’s, finder’s and agent’s fees;

•	opinion of Chesapeake’s financial advisor;

•	Chesapeake shareholder vote required to approve the Merger;

•	material contracts;

•	related party transactions;

•	intellectual property matters, including data and privacy matters;

•	insurance;

•	accuracy of information supplied for inclusion in the proxy statement/prospectus and registration statement;

•	inapplicability of the Investment Company Act of 1940, as amended; and

•	exemption of the Merger from anti-takeover statutes.

Representations and Warranties of the Park Parties

The Merger Agreement includes representations and warranties by the Park Parties relating to, among other things:

•	valid existence, good standing and compliance with law;

•	due authorization, execution, delivery and validity of the Merger Agreement;

•	capital structure;

•	absence of any conflict with or violation of organizational documents or applicable laws, and the absence of any violation or breach of, or default or consent requirements under, certain agreements;

•	SEC filings, financial statements and internal controls;

•	litigation;

•	absence of certain changes since December 31, 2018;

•	tax matters, including qualification as a REIT;

•	real property matters;

•	environmental matters;

•	material contracts;

•	insurance;

•	accuracy of information supplied for inclusion in the proxy statement/prospectus and registration statement;

•	inapplicability of the Investment Company Act of 1940, as amended;

•	broker’s, finder’s and agent’s fees;

•	no ownership of Chesapeake common shares or other securities of Chesapeake;

•	no Park stockholder vote required to approve the Merger;

•	availability of funds to consummate the Merger;

•	no prior business activities of Merger Sub; and

•	data and privacy matters.

Definitions of “Chesapeake Material Adverse Effect” and “Park Material Adverse Effect”

Many of the representations of Chesapeake and the Park Parties are qualified by a “Chesapeake material adverse effect” or “Park material adverse effect” standard, respectively (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct, has had, or would reasonably be expected to have, a material adverse effect). For the purposes of the Merger Agreement, both a “Chesapeake material adverse effect” and a “Park material adverse effect” mean an effect, event, change, development, circumstance, condition or occurrence that (i) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, liabilities, results of operations, or condition (financial or otherwise) of Chesapeake and Chesapeake’s subsidiaries or the Park Parties and the other Park subsidiaries, as applicable, taken as a whole, or (ii) will prevent Chesapeake or Park and Merger Sub, as applicable, from consummating the Merger or the other transactions contemplated by the Merger Agreement on or prior to the Outside Date. However, for purposes of clause (i) above with respect to both Chesapeake and the Park Parties, any effect, event, change, development, circumstance, condition or occurrence will not be considered a material adverse effect to the extent arising out of or resulting from the following:

•	changes in conditions in the United States or global economy or capital or financial markets generally, including changes in interest or exchange rates;

•	changes in general legal, regulatory or political conditions in the United States or in any other country or region of the world;

•	any effect, event, change, development, circumstance, condition or occurrence that affects the lodging industry generally;

•

the negotiation, execution or announcement of the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, franchisors, managers, suppliers, lenders, investors, future partners or employees (subject to certain exceptions);

•

the taking of any action expressly required by, or the failure to take any action expressly prohibited by, the Merger Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of a Park Party or Chesapeake, as applicable;

•	earthquakes, hurricanes and other natural disasters;

•	the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage;

•

any decline in the market price of the capital stock of Chesapeake or Park, as applicable, or any failure to meet internal or publicly announced financial projections or forecasts or predictions (provided, that any effect, event, change, development, circumstance, condition or occurrence giving rise to such decline or failure may be taken into account in determining whether there has been a Chesapeake material adverse effect or Park material adverse effect, as applicable);

•	changes in law or GAAP or interpretations or enforcement thereof; or

•

any stockholder or derivative litigation arising from allegations of a breach or violation of applicable law relating to the Merger Agreement, the Merger or other transactions contemplated by the Merger Agreement;

which in the case of the first, second, third, sixth, seventh and ninth bullet points immediately above do not materially disproportionately affect Chesapeake and Chesapeake’s subsidiaries or Park and Park’s subsidiaries, as applicable, taken as a whole, relative to other participants in the lodging industry in the United States.

Covenants and Agreements

Each of Chesapeake and the Park Parties have agreed to certain restrictions from the date of the Merger Agreement until the earlier to occur of the Effective Time and the date, if any, on which the Merger Agreement is validly terminated, referred to herein as the interim period.

However, nothing in the Merger Agreement shall prohibit Chesapeake, Park, Domestic, or the board of directors of the Park subsidiary REIT from taking any action, at any time or from time to time, that in the reasonable judgment of the Chesapeake Board, Park Board or the members of Domestic, as applicable, upon advice of their applicable outside counsel, is necessary for Chesapeake, Park or any subsidiary REIT of Chesapeake or Park to avoid or continue to avoid incurring entity-level income or excise taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments in accordance with the Merger Agreement to shareholders or stockholders, as applicable, of Chesapeake, Park or any subsidiary REIT of Chesapeake or Park, as applicable, in accordance with the Merger Agreement, or to qualify or preserve the status of any Chesapeake or Park subsidiary (other than any subsidiary REIT of Chesapeake or Park) as a disregarded entity or partnership for U.S. federal income tax purposes or as a QRS or a TRS under the applicable provisions of Section 856 of the Code.

If either Chesapeake or Park determines that it is necessary to take any of the action described in the immediately preceding paragraph, which action Chesapeake or the Park Parties, as applicable, would otherwise be prohibited from taking without the consent of the other party pursuant to the Merger Agreement, then Chesapeake or Park, as applicable, shall notify the other party as soon as reasonably practicable (but otherwise in accordance with the Merger Agreement) prior to taking such action (but the Park Parties shall not be required to obtain any consent from Chesapeake with respect to such action).

Conduct of Business of Chesapeake Pending the Merger

In general, except to the extent required by law, as otherwise expressly required or permitted by the Merger Agreement or as may be consented to in writing by the Park Parties (which, with respect to certain actions, shall not be unreasonably withheld, delayed or conditioned), Chesapeake shall, and shall cause its subsidiaries to:

•	conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice;

•	prepare (or cause to be prepared) all income tax returns for Chesapeake and each Chesapeake subsidiary for the taxable year ended December 31, 2018; and

•	use their reasonable best efforts to:

•	maintain its material assets and properties in their current condition;

•	preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with third parties;

•	keep available the services of their present officers and other key employees and consultants;

•	maintain all insurance policies of Chesapeake and the Chesapeake subsidiaries or substitutes therefor; and

•	preserve Chesapeake’s and each of its subsidiary REIT’s status as a REIT within the meaning of the Code.

Without limiting the generality of the foregoing, none of Chesapeake or any of its subsidiaries will, during the interim period, subject to certain specified exceptions and except to the extent required by law, as otherwise expressly required or permitted by the Merger Agreement or as may be consented to in writing by the Park Parties (which, with respect to certain actions, shall not be unreasonably withheld, delayed or conditioned):

•

split, combine, reclassify or subdivide any equity securities or ownership interests of Chesapeake or any of its subsidiaries or issue or authorize the issuance of any other securities in respect thereof, in lieu of or in substitution for any equity securities or ownership interests;

•

make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any Chesapeake common shares or other equity securities or ownership interests in Chesapeake or any Chesapeake subsidiary, except for:

•	quarterly distributions at a rate not in excess $0.40 per share and any dividends required by the terms of the preferred shares of any subsidiary REIT of Chesapeake;

•

regular distributions to Chesapeake that are required to be made in respect of the partnership interest in Chesapeake OP, as applicable, in connection with any dividends paid on the Chesapeake common shares;

•	dividends or distributions, declared, set aside or paid by any Chesapeake subsidiary to Chesapeake or any Chesapeake subsidiary that is, directly or indirectly, wholly owned by Chesapeake; and

•

distributions required for Chesapeake or its subsidiary REITs to maintain their status as REITs under the Code and to avoid the incurrence of any entity-level income or excise taxes by any of Chesapeake or its subsidiary REITs, as applicable;

•

authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any Chesapeake securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of Chesapeake or any Chesapeake subsidiary;

•	purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interests of Chesapeake or a Chesapeake subsidiary, except for:

•	the repurchase of Chesapeake common shares that are in excess of the ownership limits set forth in Chesapeake’s organizational documents; or

•	in connection with the vesting of, or lapse of restrictions on, Chesapeake restricted share awards in order to satisfy withholding obligations;

•	acquire or agree to acquire, any entity or any material amount of assets thereof (whether real property or personal property);

•

sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to any property of Chesapeake or any Chesapeake subsidiary (or real property that if owned by Chesapeake or any Chesapeake subsidiary on the date of the Merger Agreement would be a property of Chesapeake or any Chesapeake subsidiary) or any other assets, or place or permit any liens, mortgages, deeds of trust, pledges, claims against title, charges, security interests, rights of first refusal, options, preemptive rights, community property rights or other adverse property rights, easements, hypothecation, encumbrance, infringement, interference, community property interest, rights of way or other similar items, or any other restriction or encumbrances on title of any nature (subject to certain exceptions), except for sales, transfers or other such dispositions of personal property that do not exceed $15,000,000 in the aggregate;

•

incur, create, assume, refinance, replace or prepay any amount of indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any indebtedness of any other person or entity (other than a wholly owned Chesapeake subsidiary), except:

•

indebtedness incurred under Chesapeake’s or any Chesapeake subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted above) and indebtedness that does not, in the aggregate, exceed $10,000,000; or

•	issue or sell debt securities or warrants or other rights to acquire any debt securities of Chesapeake or any Chesapeake subsidiary or guarantee any debt securities of another person or entity;

•

make any loans, advances or capital contributions to, or investments (other than short-term investments of working capital in the ordinary course of business) in, any other person or entity (including to any of its officers, directors, affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such person or entity, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another person or entity or enter into any arrangement having the economic effect of the foregoing, other than:

•	by Chesapeake or a wholly owned Chesapeake subsidiary to a wholly owned Chesapeake subsidiary; and

•	as contractually required by any Chesapeake material contract in effect on the date of the Merger Agreement that has been made available to Domestic;

•

waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that:

•

with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $10,000,000 individually or $15,000,000 in the aggregate;

•	do not involve the imposition of any injunctive relief against Chesapeake or any Chesapeake subsidiary;

•	do not provide for any admission of material liability by Chesapeake or any Chesapeake subsidiary; or

•	with respect to any legal action involving any present, former or purported holder or group of holders of Chesapeake common shares, have been reported to Park in accordance with the Merger Agreement;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•

fail to timely file all material reports and other material documents required to be filed with any governmental authority or other authority, except to the extent that such failure would not prevent or materially impair the ability of Chesapeake to consummate the Merger on a timely basis;

•	enter into any joint venture, partnership, fund or other similar agreement;

•	with respect to employee matters:

•

hire or terminate (without cause) any officer, trustee or director of Chesapeake or any Chesapeake subsidiary or promote or appoint any person to a position of officer, trustee or director of Chesapeake or any Chesapeake subsidiary;

•	establish, adopt, enter into, terminate or materially amend any Chesapeake benefit or compensation program of Chesapeake or any Chesapeake subsidiary; or

•

increase in any manner the amount, rate or terms of compensation, perquisites or other benefits payable or to become payable to any trustee, director, officer or employee of Chesapeake of any Chesapeake subsidiary, amend or waive rights or accelerate vesting under any Chesapeake benefit or compensation program of Chesapeake or any Chesapeake subsidiary or any agreement that would be such a plan if in existence on the date of the Merger Agreement, any right to severance or termination pay, or increase in severance or termination pay, pay any bonuses other than pursuant to the terms of an existing benefit or compensation program, grant any new awards or amend or modify any outstanding award pursuant to the terms of an existing benefit or compensation program, or take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any benefit or compensation program;

•	amend or propose to amend the organizational documents of Chesapeake or any Chesapeake subsidiary;

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of Chesapeake or any Chesapeake subsidiary or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Merger);

•	amend any term of any outstanding stock or other equity security of Chesapeake or any Chesapeake subsidiary;

•

enter into, renew, materially modify, amend or terminate (other than through expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any material contract of Chesapeake or any Chesapeake subsidiary (or any contract that, if existing as of the date of the Merger Agreement, would constitute a material contract of Chesapeake or any Chesapeake subsidiary), and any major lease, management agreement, franchise agreement and ground lease of Chesapeake or any Chesapeake subsidiary, except:

•	as expressly permitted by the Merger Agreement;

•

the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which Chesapeake or any Chesapeake subsidiary is a party as required or necessitated by the Merger Agreement or the transactions contemplated thereby;

•

in connection with change orders under a construction contract in effect on the date of the Merger Agreement related to capital expenditure projects that either (i) do not increase the cost of such project by more than $200,000 individually or $1,500,000 in the aggregate or (ii) are otherwise permitted pursuant to the Merger Agreement; or

•	to the extent the term of any major lease or ground lease of Chesapeake or any Chesapeake subsidiary will otherwise expire by its terms, renew such lease on terms consistent with such existing lease;

•

enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) Chesapeake or any of the Chesapeake subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

•	make or commit to make any capital expenditures, except:

•	pursuant to Chesapeake’s budget items and property capital budgets as previously provided to Park;

•	capital expenditures for tenant improvements in connection with certain new leases;

•

capital expenditures necessary to repair any casualty losses in an amount up to $5,000,000 individually or $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance; and

•

capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable law or to repair or prevent damage to any properties of Chesapeake or any Chesapeake subsidiary or as is necessary in the event of an emergency situation, with reasonably practicable notice to Park;

•

knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause Chesapeake or any of its subsidiary REITs to fail to qualify as REITs or any Chesapeake subsidiary other than the Chesapeake subsidiary REITs to cease to be treated as any of a disregarded entity for U.S. federal income tax purposes or a QRS or a TRS under the applicable provisions of the Code, as the case may be;

•

enter into or modify in a manner adverse to Chesapeake or Park any tax protection agreement applicable to Chesapeake or any Chesapeake subsidiary, make, change or rescind any material election relating to taxes, change a material method of tax accounting, file any U.S. federal income tax return or amend any income tax return or any other material tax return, settle or compromise any material federal, state, local or foreign tax liability, audit, claim or assessment, enter into any material closing agreement related to material taxes, or knowingly surrender any right to claim any material tax refund, except, in each case, to the extent necessary to preserve Chesapeake or any Chesapeake subsidiary REIT’s qualification as a REIT under the Code, or to qualify or preserve the status of any Chesapeake subsidiary other than the Chesapeake subsidiary REITs as a disregarded entity or partnership for U.S. federal income tax purposes, a QRS, or TRS under the applicable provisions of Section 856 of the Code;

•

permit any insurance policy naming Chesapeake or any of its subsidiaries or officers as a beneficiary or an insured or a loss payable payee, or Chesapeake’s directors and officers liability insurance policy, to be cancelled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

•

(i) enter into or amend any labor agreement applicable to the employees of Chesapeake or any Chesapeake subsidiary or (ii) to the extent Chesapeake or any Chesapeake subsidiary has a contractual right to prevent such actions, suffer or permit any third party that operates or manages any property of Chesapeake or any Chesapeake subsidiary to (a) enter into or amend any labor agreement applicable to such property of Chesapeake or any Chesapeake subsidiary or any employee, independent contractor, consultant, temporary employee, leased employee or other service provider of any third party that manages or operates any property of Chesapeake or any Chesapeake subsidiary or (b) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining unit with respect to any employee, independent contractor, consultant, temporary employee, leased employee or other service provider of any third party that manages or operates any property of Chesapeake or any Chesapeake subsidiary or such property of Chesapeake or any Chesapeake subsidiary;

•

except as required by the existing terms of any benefit or compensation program or labor agreement in effect on the date of the Merger Agreement, enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects Chesapeake or any Chesapeake subsidiary to material liability for pension or post-retirement benefits;

•

amend or modify the compensation terms or any other obligations of Chesapeake contained in the engagement letter with Chesapeake’s financial advisor in connection with the Merger or engage other financial advisors in connection with the transactions contemplated by the Merger Agreement; or

•	authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Conduct of Business of the Park Parties Pending the Merger

In general, except to the extent required by law, as otherwise expressly required or permitted by the Merger Agreement or as may be consented to in writing by Chesapeake (which, with respect to certain actions, shall not be unreasonably withheld, delayed or conditioned), Park and Domestic shall, and shall cause Domestic’s subsidiaries to:

•	conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice;

•	use their reasonable best efforts to:

•	maintain its material assets and properties in their current condition;

•	preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with third parties;

•	keep available the services of their present officers and other key employees and consultants;

•	maintain all insurance policies of Park and the Park subsidiaries or substitutes therefor; and

•	preserve Park’s and its subsidiary REIT’s status as a REIT within the meaning of the Code.

Without limiting the generality of the foregoing, none of the Park Parties or any other Park subsidiary will, during the interim period, subject to certain specified exceptions and except to the extent required by law, as otherwise expressly required or permitted by the Merger Agreement or as may be consented to in writing by Chesapeake (which consent shall not be unreasonably withheld, delayed or conditioned):

•	split, combine, reclassify or subdivide any shares of capital stock or other equity securities or ownership interests of Park;

•

make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of Park common stock or other equity securities or ownership interests in Park, Domestic or any other Park subsidiary, except for:

•	quarterly distributions at a rate not in excess $0.45 per share and any dividends required by the terms of the preferred shares of any subsidiary REIT of Park;

•

dividends or distributions, declared, set aside or paid by Domestic, Merger Sub or any other Park subsidiary to the Park Parties or any other Park subsidiary that is, directly or indirectly, wholly owned by Park;

•

distributions by any Park subsidiary that is not wholly-owned, directly or indirectly, by Park, including the Park subsidiary REIT, in accordance with the requirements of the organizational documents of the Park subsidiary REIT; and

•

distributions required for Park or its subsidiary REIT to maintain their status as REITs under the Code and to avoid the incurrence of any entity-level income or excise taxes by any of Park or its subsidiary REIT, as applicable;

•	purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Park, except for:

•	the repurchase of shares of Park common stock that are in excess of the ownership limits set forth in the Park’s amended and restated certificate of incorporation;

•	in connection with the exercise or vesting of, or lapse of restrictions on, stock options and restricted stock awards of Park in order to satisfy withholding or exercise price obligations; and

•	repurchases of shares of Park common stock pursuant to Park’s stock repurchase program;

•

waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that:

•

with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $75,000,000 individually or $100,000,000 in the aggregate;

•	do not involve the imposition of any injunctive relief against Domestic or any Domestic subsidiary;

•	do not provide for any admission of material liability by Domestic or any Domestic subsidiary; and

•	with respect to any legal action involving any present, former or purported holder or group of holders of Park common stock, have been reported to Chesapeake in accordance with the Merger Agreement;

•

acquire or agree to acquire, any entity or any material amount of assets thereof (whether real property or personal property) that would, or would reasonably be expected to prevent or materially impair the ability of Domestic or Merger Sub to consummate the Merger on a timely basis;

•

fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

•	enter into any new line of business;

•	fail to timely file all material reports and other material documents required to be filed with any governmental authority and other authority;

•

amend or propose to amend the organizational documents of Park in a manner as would cause holders of Chesapeake common shares that will receive the Common Stock Consideration in connection with the Merger to be treated in a manner materially and disproportionately adverse to the manner that other holders of Park common stock are treated;

•

adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of any of the Park Parties or adopt resolutions providing for or authorizing such merger, liquidation, dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Merger) to the extent that such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization would prevent or materially impair the ability of Park to consummate the Merger on a timely basis;

•

knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause Park or its subsidiary REIT to fail to qualify as REITs; or

•	authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Restriction on Solicitation of Acquisition Proposals

Chesapeake has agreed to, and to cause its subsidiaries to, and will instruct and use its reasonable best efforts to cause its and their affiliates, officers, directors, trustees, employees or consultants or investment bankers, financial advisors, attorneys, accountants or other representatives, which are referred to herein as “representatives” to:

•	cease immediately and terminate any and all existing activities, discussions or negotiations with any third parties that constitute or could reasonably be expected to lead to an acquisition proposal;

•

terminate any such third party’s access to any physical or electronic data rooms with respect to an acquisition proposal, to the extent required by and in accordance with the terms of the applicable confidentiality agreement between Chesapeake or any Chesapeake subsidiary and such person or entity; and

•

request that any such third party and its representatives promptly destroy or return all confidential information concerning Chesapeake or its subsidiaries furnished by or on behalf of Chesapeake or any of its subsidiaries and destroy all analyses and other materials prepared by or on behalf of such person or entity that contain, reflect or analyze such confidential information, to the extent required by and in accordance with the terms of the applicable confidentiality agreement between Chesapeake or any Chesapeake subsidiary and such person or entity.

For purposes of the Merger Agreement:

•

“acquisition proposal” means any proposal, offer or inquiry from any person or entity or SEC Exchange Act Rule 13d-3 “group” relating to any direct or indirect acquisition or purchase (in one or more transactions), including mergers, business combinations, asset or stock acquisitions, tender offers, recapitalizations or restructurings, or similar transactions, with respect to 20% or more of:

•

the assets or businesses (either with respect to consolidated total assets or with respect to generation of net revenues or net income) of Chesapeake and its subsidiaries taken as a whole, immediately prior to such transaction;

•	equity securities or voting power of Chesapeake or any resulting parent company of Chesapeake; or

•	any combination of the above.

•

“acquisition inquiry” means an inquiry, indication of interest, request for information, discussion, proposal or offer from a third party that constitutes, or would reasonably be expected to lead to, an acquisition proposal.

•

“acquisition agreement” means any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase or agreement, share exchange agreement, option agreement or other similar contract (whether written or oral) providing for any acquisition proposal (other than a permissible confidentiality agreement) or requiring Chesapeake to abandon, terminate or fail to consummate the Merger.

Chesapeake has also agreed that, from the date of the Merger Agreement, Chesapeake will not, shall cause its subsidiaries and its and their respective officers, trustees and directors not to, and shall instruct and use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage, facilitate or assist (including by way of furnishing non-public information) any acquisition proposal or acquisition inquiry;

•

engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any person or entity (other than Park or its representatives) or afford to any other person or entity (other than Park or its representatives) access to the business, properties, assets or personnel of Chesapeake or any of its subsidiaries, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, an acquisition proposal or acquisition inquiry;

•

terminate, waive, amend, release or modify any, or take any other action having a similar effect with respect to, any standstill provision or similar obligation or any anti-takeover statute (other than granting waivers of and not enforcing any such standstill provision or similar obligation in effect on the date of the Merger Agreement solely to the extent necessary to permit a counterparty to make an acquisition proposal in compliance with the Merger Agreement);

•	approve, authorize, execute or enter into any acquisition agreement (as defined below); or

•	propose or agree to do any of the foregoing.

Prior to receipt of the Chesapeake shareholder approval of the Merger Proposal, Chesapeake (and its subsidiaries and representatives) is permitted to take the following actions, in response to an unsolicited bona fide written acquisition proposal by such person or entity made after the date of the Merger Agreement that did not result from a breach or violation of the no solicitation covenant in the Merger Agreement and which the Chesapeake Board determines in good faith (after consultation with its advisors) constitutes, or would reasonably be expected to lead to, a superior proposal, if the Chesapeake Board determines in good faith (after consultation with its advisors) that failure to do so would be inconsistent with the trustee’s duties under applicable law:

•	engage in discussions and negotiations regarding such acquisition proposal with the person or entity who made such acquisition proposal (and their representatives); and

•

provide any nonpublic information or data to the person or entity who made such acquisition proposal (and their representatives) after entering into a customary confidentiality agreement, having confidentiality and use provisions that are not less favorable in any material respect to Chesapeake than those contained in the confidentiality agreement with respect to Park (and provided an acceptable confidentiality agreement is not required to contain any “standstill” or similar provisions or otherwise prohibit the making or amendment of any acquisition proposal).

If such an unsolicited bona fide written acquisition proposal is received, Chesapeake and the Chesapeake Board may also inquire with a person or entity making any such acquisition proposal solely to request clarification of the terms and conditions of such acquisition proposal so as to determine whether it constitutes, or would reasonably be expected to lead to, a superior proposal.

For purposes of the Merger Agreement, “superior proposal” means a bona fide unsolicited written acquisition proposal (that did not result from a breach or violation by Chesapeake of the non-solicitation covenant and covenants restricting the sharing of information in the Merger Agreement) made by a third party after the date of the Merger Agreement (except that for purposes of this definition, all references to “20%” in the definition of acquisition proposal are deemed to reference “60%”), where the Chesapeake Board determines in good faith (after consultation with its advisors and taking into account all legal, financial, regulatory and other aspects of the proposal and the person or entity making such proposal) is reasonably likely to be consummated in accordance with its terms and that, if consummated, would result in a transaction more favorable to Chesapeake’s shareholders from a financial point of view.

Chesapeake must as promptly as practical (but in no event later than 24 hours after the receipt thereof) notify Park of the receipt of any acquisition proposal or acquisition inquiry. Chesapeake must also promptly (but in no event later than 24 hours) notify Park of any changes or modifications to the material terms of the acquisition proposal and keep Park informed regarding material developments, discussions and negotiations concerning any such acquisition proposal, and upon Park’s reasonable request, apprise Park of the status of such acquisition proposal.

Change in Recommendation. Except in the circumstances and pursuant to the procedures described below, the Chesapeake Board will not:

•	withhold, withdraw, qualify, amend or modify, in any manner adverse to the Park Parties, the Chesapeake Board Recommendation;

•	adopt, approve, recommend or otherwise declare advisable any acquisition proposal or acquisition inquiry;

•	fail to include the Chesapeake Board Recommendation in this proxy statement/prospectus;

•

fail to recommend against any acquisition proposal that is a tender offer or exchange offer subject to Regulation 14D of the Exchange Act (including by taking no position) within ten business days after the commencement of such tender offer or exchange offer;

•

fail to issue a press release reaffirming the Chesapeake Board Recommendation within ten business days after Park requests in writing if any acquisition proposal or any material modification thereof is made public or otherwise sent to Chesapeake shareholders or any third party makes a public statement of an intention to make an acquisition proposal;

•	propose, resolve or agree to take any of the foregoing actions; or

•	authorize, cause or permit Chesapeake or any of its affiliates to enter into any acquisition agreement (other than an acceptable confidentiality agreement).

The parties refer to any action in the first six bullets above as a change in recommendation.

Change in Recommendation with Respect to a Superior Proposal. At any time prior to the receipt of Chesapeake shareholder approval of the Merger Proposal, subject to complying with the change in recommendation procedure described below, the Chesapeake Board may make a change in recommendation and terminate the Merger Agreement to accept a superior proposal, if

•

an unsolicited bona fide written acquisition proposal that did not result from a breach or violation of the no solicitation covenant in the Merger Agreement is made to Chesapeake and not withdrawn, and

•

the Chesapeake Board determines in good faith (after consultation with its advisors) that such acquisition proposal constitutes a superior proposal (as defined below) and that failure to take such action would be inconsistent with the trustees’ duties under applicable law.

Prior to making a change in recommendation to terminate the Merger Agreement and accept a superior proposal, Chesapeake must comply with the following procedure:

•

four business days shall have elapsed since Chesapeake has given written notice to Park advising Park that Chesapeake intends to make a change in recommendation in connection with a superior proposal which notice must identify the person or entity making the acquisition proposal, the reason for the change in recommendation and all material terms and conditions of any such proposal;

•

Chesapeake must have negotiated, and must have caused its representatives to negotiate, in good faith with Park during such four business-day notice period, to the extent Park wishes to negotiate, for an adjustment or modification to the terms of the Merger Agreement; and

•

the Chesapeake Board, following such notice period, shall have again determined in good faith (after consultation with its advisors and taking into account any adjustment or modification of the terms of the Merger Agreement proposed in writing by Park during any applicable notice period) that the failure to make such change in recommendation would be inconsistent with the trustees’ duties under applicable law.

If during the four business-day notice period, any material revisions are made to the terms of the superior proposal, each such material revision shall require a new written notice and the Chesapeake Board must, in each case, give notice to Park regarding such revisions prior to the expiration of the then-current notice period and the notice period shall thereafter expire on the third business day immediately following the date of the delivery of such notice (but in no event will delivery of a such notice regarding revisions shorten the initial four business-day notice period).

Change in Recommendation with Respect to an Intervening Event. At any time prior to the receipt of Chesapeake shareholder approval of the Merger Proposal, subject to complying with the change in recommendation procedure described below, the Chesapeake Board may make a change in recommendation if an intervening event occurs and the Chesapeake Board determines in good faith (after consultation with its advisors) that failure to take such action would be inconsistent with the trustees’ duties under applicable law. For purposes of the Merger Agreement, “intervening event” means a material fact, event, circumstance, development or change that occurs or comes to the attention of the Chesapeake Board after the date of the Merger Agreement that:

•	materially affects the business, assets or operations of Chesapeake or its subsidiaries (other than resulting from a breach of the Merger Agreement by Chesapeake or its representatives);

•	was not known or reasonably foreseeable by, the Chesapeake Board (assuming appropriate consultations) as of the date of the Merger Agreement; and

•	becomes known to the Chesapeake Board prior to receipt of Chesapeake shareholder approval of the Merger Proposal.

Prior to making a change in recommendation with respect to an intervening event, Chesapeake must comply with the following procedure:

•

four business days shall have elapsed since Chesapeake has given written notice to Park advising Park that Chesapeake intends to make a change in recommendation in connection with an intervening event which written notice must include a description of such intervening event;

•

Chesapeake must have negotiated, and must have caused its representatives to negotiate, in good faith with Park during such four business-day notice period, to the extent Park wishes to negotiate, for an adjustment or modification to the terms of the Merger Agreement; and

•

the Chesapeake Board, following such notice period, shall have again determined in good faith (after consultation with its advisors and taking into account any adjustment or modification of the terms of the Merger Agreement proposed in writing by Park during any applicable notice period) that the failure to make such change in recommendation would be inconsistent with the trustees’ duties under applicable law.

If, after complying with the foregoing procedure, the Chesapeake Board does not make a change in recommendation with respect to an intervening event, but thereafter determines to make a change in recommendation in circumstances involving or relating to another intervening event, the foregoing procedures would apply again.

Unless the Merger Agreement is terminated with respect to a superior proposal, notwithstanding a change in recommendation, Chesapeake must cause the Merger Proposal to be submitted to a vote of its shareholders.

Chesapeake has agreed that it will promptly instruct its representatives and its subsidiaries’ representatives of the no solicitation covenant. Any violation of the no solicitation covenant by any officer, director, trustee or other representative of the Chesapeake or any of its subsidiaries will be deemed to be a breach or violation of the no solicitation covenant by Chesapeake for purposes of the Merger Agreement.

Form S-4, Proxy Statement/Prospectus; Chesapeake Shareholder Meeting

The Merger Agreement provides that Chesapeake shall use its reasonable best efforts to prepare and deliver to Park, for inclusion in the Form S-4 to be filed by Park, the proxy statement, as promptly as reasonably practicable following the date of the Merger Agreement. Park shall use its reasonable best efforts to prepare and file the Form S-4, in which the proxy statement will be included, as promptly as reasonably practicable following the date of the Merger Agreement, with respect to the Park common stock issuable in the Merger. Park shall use its reasonable best efforts to have the application for the listing of the Park common stock issuable in connection with the Merger accepted by the NYSE as promptly as is practicable following submission.

Chesapeake shall use its reasonable best efforts to cause this proxy statement/prospectus to be mailed to its shareholders entitled to vote at the Chesapeake Special Meeting and to hold the Chesapeake Special Meeting as soon as reasonably practicable after the Form S-4 is declared effective. Chesapeake shall also include in this proxy statement/prospectus the Chesapeake Board Recommendation and shall use its reasonable best efforts to obtain the Chesapeake shareholder approval except to the extent the Chesapeake Board has made a change in recommendation as discussed under the heading “—Restriction on Solicitation of Acquisition Proposals.”

Indemnification; Directors’ and Officers’ Insurance

For a period of six years following the Effective Time:

•

Each of Park and the Surviving Entity will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a manager, director, officer, trustee or fiduciary of Chesapeake or any of its subsidiaries and acting in such capacity, which persons we refer to as the indemnified persons, to the fullest extent authorized or permitted under applicable law, for any and all costs and expenses (including reasonable fees and expenses of legal counsel), judgments, claims, awards, losses, damages, penalties or liabilities (including amounts paid in settlement) imposed upon or reasonably incurred by such indemnified person, in connection with any action, suit, arbitration or other proceedings (whether civil or criminal) in which such indemnified person may be involved or with which he may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) with respect to matters occurring on or before the Effective Time, subject to certain limitations set forth in the Merger Agreement; and

•

Park shall cause the Surviving Entity to pay on behalf of or advance to each indemnified person, to the fullest extent authorized or permitted under applicable law, any claim expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to or otherwise participating with respect to any claim in advance of the final disposition of such claim, in each case without the requirement of any bond or other security, but subject to Park’s and the Surviving Entity’s receipt of:

•

an undertaking by or on behalf of such indemnified person to repay such claim expenses if it is ultimately determined under applicable laws or any of the organizational documents of Chesapeake that such indemnified person is not entitled to be indemnified; and

•	a good faith affirmation by such indemnified person of such indemnified person’s compliance with the standard of conduct required in the Merger Agreement.

Prior to the Effective Time, Chesapeake will obtain and fully pay the premium for, and Park will cause to be maintained in full force and effect (and the obligations under to be honored), during the six-year period beginning on the date the Merger is completed, a “tail” prepaid insurance policy or policies from Chesapeake’s current insurance carrier (or an insurance carrier with the same or better credit rating) with a claims period of six years from the Effective Time for the benefit of the indemnified persons with respect to directors’ and officers’ liability, employment practices liability and errors and omissions liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time. The “tail” policy is required to provide at least the same coverage and amounts and contain terms and conditions, retentions and limits of liability that are no less favorable than Chesapeake’s and its subsidiaries’ existing policy or policies, subject to a maximum aggregate premium amount equal to 300% of the most recent aggregate annual premiums paid by Chesapeake, which we refer to as the maximum premium. If Chesapeake is unable to obtain the “tail” policy for an amount equal to or less than the maximum premium, Chesapeake will be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the maximum premium.

Additionally, pursuant to the Merger Agreement, for a period of six years from the Effective Time, the Surviving Entity is required to fulfill and honor in all respects the obligations of the Surviving Entity pursuant to specified agreements in effect as of the date of the Merger Agreement between Chesapeake and any indemnified person, and any indemnification provision (including advancement of expenses) and any exculpation provision set forth in Chesapeake’s or Chesapeake’s subsidiaries’ organizational documents as in effect on the date of the Merger Agreement.

Efforts to Complete Transactions; Consents

Each of Chesapeake and the Park Parties shall, and shall cause its respective subsidiaries and affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable law or pursuant to any contract or agreement to consummate and make effective as promptly as practicable the Merger and the other transactions contemplated by the Merger Agreement, including:

•	taking all reasonable actions necessary to cause the closing conditions as set forth under “—Conditions to Completion of the Merger” to be satisfied;

•

obtaining all necessary actions or nonactions, waivers, consents and approvals from governmental authorities necessary in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement and the making of all necessary registrations and filings and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental authority or other persons or entities necessary in connection with the consummation of the Merger and the other transactions contemplated by the Merger Agreement;

•	defending any lawsuits or other legal proceedings challenging the Merger Agreement or the consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

•

executing and delivering any additional instruments necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement and to fully carry out the purposes of the Merger Agreement.

Notwithstanding anything to the contrary in the Merger Agreement, in no event shall the Park Parties, Chesapeake or any of their respective subsidiaries or affiliates be required to agree to, enter into, or offer to enter into any agreement or consent order requiring divestiture of any assets, hold-separate, business limitation, conduct remedy, or similar arrangement or undertaking in connection with the Merger Agreement or any of the transactions contemplated thereby.

Access to Information; Confidentiality

During the interim period, to the extent permitted by applicable law and contracts, each of Chesapeake and the Park Parties shall, and shall cause each of their respective subsidiaries to, afford to the other party and its representatives reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records. During the interim period, each of Chesapeake and Park shall, and shall cause its respective subsidiaries to:

•	furnish to the other party all information (financial or otherwise) concerning its business, properties, office, books, contracts, records and personnel as the other party may reasonably request;

•

furnish to the other party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws, except to the extent such materials are otherwise publicly available; and

•

facilitate reasonable access for Park and its authorized representatives during normal business hours, and upon reasonable advance notice, to all properties of Chesapeake or any Chesapeake subsidiary in order to prepare or cause to be prepared surveys, inspections, engineering studies and certain environmental assessments.

Each of Chesapeake and Park shall hold, and will cause its respective representatives and affiliates to hold, any nonpublic information in confidence to the extent required by and in accordance with the terms of the existing confidentiality agreement by and between Chesapeake and Park, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of the Merger Agreement or the termination thereof.

Chesapeake shall cooperate and participate, as reasonably requested by Park from time to time and to the extent consistent with applicable law, in Park’s efforts to oversee the integration of the parties’ operations in connection with, and taking effect upon consummation of, the Merger.

Public Announcements

So long as the Merger Agreement is in effect, the parties shall, subject to certain exceptions, consult with each other before issuing any press release or otherwise making any public statements or filings with respect to the Merger Agreement or any of the transactions contemplated by the Merger Agreement. In addition, none of parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed).

Notification of Certain Matters; Transaction Litigation

Chesapeake and the Park Parties shall give prompt notice to the other of any notice or other communication received by such party from any governmental authority in connection with the Merger Agreement, the Merger or the transactions contemplated by the Merger Agreement or from any person or entity alleging that its consent is or may be required in connection with the Merger or the transactions contemplated by the Merger Agreement.

Each of Chesapeake and the Park Parties shall give prompt notice to the other if any representation or warranty made by it in the Merger Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would not be capable of being satisfied prior to the Outside Date, or if it fails to comply with or satisfy in any material respect any covenant, condition or agreement contained in the Merger Agreement.

Each of Chesapeake and the Park Parties shall give prompt notice to the other if, to Chesapeake’s knowledge or Park’s knowledge, as applicable, the occurrence of any state of facts, effect, event, change, development, circumstance, condition or occurrence would cause, or would reasonably be expected to cause, any of the closing conditions not to be satisfied or satisfaction to be materially delayed.

Each of Chesapeake and the Park Parties shall give prompt notice to the other of any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit commenced or, to Chesapeake’s knowledge or Park’s knowledge, as applicable, threatened against, relating to or involving such party or any of its subsidiaries that relates to the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement, and each party shall keep the other party reasonably informed on a current basis regarding any such matters. Each party has agreed to allow the other the opportunity to reasonably participate in the defense and settlement of any litigation against the other or its directors, trustees or officers, relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, and neither party shall agree to a settlement without the prior written consent of the other party (which consent shall not be unreasonable withheld, conditions or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Park, Chesapeake or any of their respective subsidiaries, other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds.

Pre-Closing Transactions

The Park Parties are permitted to undertake a marketing and sales process with respect to:

•	the New York Disposition Properties, in order to permit their disposition by Chesapeake on the day before the Merger closing date or on the closing date prior to the Effective Time; and

•	certain of Chesapeake’s other properties designated by the Park Parties, in order to permit their disposition by Park after the closing date of the Merger.

It is not a condition to the completion of the Merger that any of the above-described dispositions be completed. However, if all other conditions to consummation of the Merger have been satisfied or validly waived (other than those conditions that by their terms are required to be satisfied at the closing), but the sale of the New York Disposition Properties has not been completed, the closing of the Merger will be automatically extended to the earlier of the date that is one business day after the date on which the sales of both New York Disposition Properties have been completed and October 10, 2019.

Chesapeake is obligated to in good faith provide the Park Parties with all cooperation reasonably requested by the Park Parties that is necessary or reasonably required in connection with the above-described marketing and sales processes, including the following:

•	furnishing information and materials customarily provided in the marketing and sale of similar properties;

•	entering into customary non-disclosure agreements with prospective purchasers;

•	providing prospective purchasers with reasonable access to the hotels in question and to customary due diligence information with respect thereto (subject to customary non-disclosure agreements);

•	assisting in the preparation of customary marketing materials;

•	cooperating to identify and pursue any notifications, authorizations, approvals or consents required with respect to the New York Disposition Properties;

•	entering into definitive sale agreements with respect to the New York Disposition Properties; and

•	facilitating the repayment or defeasance of any indebtedness in connection with any disposition of the New York Disposition Properties.

The Park Parties have indicated to Chesapeake that they expect to exercise their rights to cause the New York Disposition Properties to be sold by Chesapeake prior to the closing date of the Merger in accordance with the foregoing covenant in the Merger Agreement.

In addition, the Park Parties have the option, upon reasonable notice to Chesapeake, to require that Chesapeake use its reasonable best efforts to take or cause to be taken any of the following actions as the Park Parties may reasonably request (to be implemented on the day before the Merger closing date):

•

the conversion of one or more Chesapeake subsidiaries that are organized in a particular state to be domiciled in a different state, or that are organized as corporations into limited liability companies (or other entities) or as limited partnerships or limited liability companies into other entities;

•	the merger of one or more Chesapeake subsidiaries with or into one or more other Chesapeake subsidiaries;

•

the sale of one or more Chesapeake properties or subsidiaries to one or more Park Parties structured as the acquisition of one or more replacement properties in one or more tax-deferred exchanges pursuant to Section 1031 of the Code (and cause the net cash proceeds of any such sale to be transferred to the exchange agent to fund a portion of the Cash Consideration);

•	form a wholly-owned subsidiary of Chesapeake solely to serve as an additional limited partner of Chesapeake OP;

•	appropriate tax elections to be made by Chesapeake or one or more of its subsidiaries;

•	a distribution or contribution of assets, or issuance of equity interests, by one or more Chesapeake subsidiaries to Chesapeake or one of its subsidiaries;

•	the winding-up, liquidation, dissolution or termination of one or more Chesapeake subsidiaries; and

•

the liquidation of the two existing Chesapeake subsidiary REITs, RP Holdings Trust, a Maryland statutory trust, and CHSP DC Holding Trust, a Maryland real estate investment trust in such a manner as to permit each of them to continue to qualify as a REIT for their respective taxable years that will end on the effective date of liquidation under Code Section 332.

None of foregoing disposition or other transactions described above shall require Chesapeake or its subsidiaries to take any of the following action in connection with any such transactions:

•

actions in contravention of any laws, the organizational documents or material contracts of Chesapeake or its subsidiaries (other than assisting the Park Parties to obtain consents or waivers necessary to permit the taking of such actions consistent with the terms of such laws, organizational documents or contracts);

•	actions that could adversely affect the classification of Chesapeake as a REIT prior to the Effective Time or subject Chesapeake to any “prohibited transactions” taxes or other taxes; and

•

actions that would reasonably be expected to result in an amount of taxes being imposed on, or any adverse tax consequences to, any shareholder or other equity interest holder of Chesapeake (in their capacity as a shareholder), or other material adverse consequences to the Chesapeake shareholders as a whole, that are incrementally greater or more adverse, as the case may be, than the taxes or other adverse consequences to such party in connection with the consummation of the Merger Agreement in the absence of taking such action.

The consummation of any of the above-described disposition or other transactions is contingent on all conditions to consummation of the Merger having been satisfied or validly waived (other than those conditions that by their terms are required to be satisfied at the closing), on the Park Parties having delivered written notice confirming that the conditions to closing have been satisfied or waived (other than certain closing deliverables that are to be delivered into escrow by the Park Parties), on the Park Parties having irrevocably waived any right to claim that the conditions to closing have not been satisfied or waived (other than certain closing deliverables of Chesapeake), on the Park Parties being prepared to proceed with the closing, and on the Park Parties providing other evidence reasonably requested by Chesapeake that the Merger will occur no later than the day following the date on which the earliest consummation of one of the above-described transactions occurs.

In addition, neither Chesapeake, nor any of its subsidiaries or representatives shall be required to enter into any contract, or make any undertaking, that would not terminate upon a termination of this Agreement, with no continuing obligation or liability for Chesapeake or its subsidiaries or requirement to pay any fee or incur any liability, other than reasonable out-pocket-expenses that are advanced or promptly reimbursed by the Park Parties.

The Park Parties, upon request by Chesapeake, will advance or reimburse all reasonable out-of-pocket costs to be incurred by Chesapeake or its subsidiaries in connection with any actions taken in connection with the above-described transactions (including taxes). The Park Parties have agreed to jointly and severally indemnify and hold Chesapeake, its subsidiaries and their representatives harmless from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred in connection with or as a result of the taking of any such actions.

Dividends

Any dividend on Chesapeake common shares that has a record date prior to the Effective Time but has not been paid as of the Effective Time shall be paid by Chesapeake on the closing date of the Merger immediately prior to the Effective Time to the holders of record as of the applicable record date.

During the interim period, Chesapeake shall be permitted to authorize and pay quarterly distributions at a rate not in excess of $0.40 per share and cause each of its subsidiary REITs to authorize and pay any dividends required by the terms of their preferred shares, and Park shall be permitted to authorize and pay quarterly distributions at a rate not in excess of $0.45 per share and cause its subsidiary REIT to authorize and pay any dividends required by the terms of its preferred shares. Both parties shall also be permitted (without the consent of the other) to declare and pay a dividend distributing any amounts determined by such party in good faith to be the minimum dividend required to be distributed in order for Chesapeake, Park or any of their respective REIT subsidiaries, as applicable, to maintain their status as a REIT under the Code and to avoid the incurrence of any entity-level income or excise taxes. In the event Chesapeake or any of its REIT subsidiaries declares a dividend prior to the closing date pursuant to the immediately preceding sentence, the Merger Consideration shall be decreased by an amount equal to such dividend, and in the event Park sets a record date that is on or prior to the closing date for a dividend pursuant to the immediately preceding sentence, the Merger Consideration shall be increased by an amount equal to the amount of such dividend.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants related to:

•

Chesapeake providing to the Park Parties, and causing its subsidiaries, the respective officers and employees of Chesapeake and the Chesapeake subsidiaries to provide to the Park Parties, and instructing and using its reasonable best efforts to cause its representatives to provide to the Park Parties, at the Park Parties’ sole expense, all cooperation reasonably requested by the Park Parties that is necessary or reasonably required in connection with any third party debt financing transaction or any third party underwritten public offering for cash that any of the Park Parties may pursue prior to the date of the closing of the Merger;

•

Park and Domestic, from and after the closing of the Merger taking, or causing its affiliates to take, all actions, or forbear from taking all actions, within its control, as necessary, to ensure that each of Chesapeake and Park will be classified as a REIT for the taxable year of such entity that includes the date of closing of the Merger, and not knowingly taking or knowingly permitting any of its subsidiaries to take, within their control, any action that is inconsistent with such REIT qualification;

•

Domestic providing and causing its subsidiaries to provide to any continuing employee a base salary, a target annual cash incentive opportunity and a long term equity incentive compensation opportunity that are not less than the salary or opportunity provided to such employee prior to the closing of the Merger and benefits that are substantially comparable in the aggregate to the benefits such employee received immediately prior to the closing;

•

each of Chesapeake and Park taking all steps to cause (a) any disposition of Chesapeake common shares resulting from the Merger and the other transactions contemplated by the Merger Agreement and (b) any acquisition of Park common stock resulting from the Merger and the other transactions contemplated by the Merger Agreement, in each case by each individual who may become subject to the reporting requirement of Section 16(a) of the Exchange Act with respect to Chesapeake, immediately prior to the Effective Time, or Park, as applicable, to be exempt under Rule 16b-3 promulgated under the Exchange Act;

•

each of Park and Domestic, and its subsidiaries, voting all Chesapeake common shares beneficially owned by them as of the record date of the Chesapeake Special Meeting, if any, in favor of approval of the Merger;

•

the Chesapeake Board (or a committee thereof) taking actions necessary to cause all outstanding restricted shares to vest and to terminate the Chesapeake equity incentive plan, and if requested by Park, the Chesapeake 401(k) plan effective as of immediately prior to the Effective Time;

•	Park and Chesapeake causing each of their respective subsidiaries to comply with and perform all of its applicable obligations under the Merger Agreement;

•

the Park Board taking all actions necessary so that, as of the Effective Time, the number of directors that will comprise the full Park Board shall be increased by two, and appointing two individuals, who as of the date of the Merger Agreement are members of the Chesapeake Board, designated by Chesapeake and approved by Park, to fill the newly created vacancies;

•

the Park Board using reasonable best efforts to exempt from the ownership limitations in the Park charter any person or entity to the extent the receipt of the Merger Consideration by such person or entity would result in such person or entity owning in excess of the amount permitted to be owned pursuant to such ownership limitations;

•

Chesapeake using reasonable best efforts to take, or cause to be taken, all actions, and to do or cause to be done all things, necessary, proper or advisable on its part to enable the delisting of the Chesapeake common shares from the NYSE and the deregistration of the Chesapeake common shares under the Exchange Act;

•

Chesapeake using, or causing its subsidiaries to use, reasonable best efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by the Park Parties, that are reasonably necessary to facilitate the termination at the Effective Time of all commitments in respect of Chesapeake’s credit facility and term loan;

•

the parties using their respective reasonable best efforts (a) to take all action necessary so that no takeover statute is or becomes applicable to the Merger or any of the other transactions contemplated by the Merger Agreement and (b) if any such takeover statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such takeover statute on the Merger and the other transactions contemplated by the Merger Agreement; and

•

Chesapeake using its reasonable best efforts to cause to be delivered to the Park Parties resignations executed by each trustee of Chesapeake in office immediately prior to the Effective Time, with such resignations effective as of the Effective Time.

Conditions to Completion of the Merger

Mutual Closing Conditions

The respective obligations of Chesapeake and the Park Parties to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement on the closing date of the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by each of the parties, at or prior to the Effective Time, of each of the following conditions:

•	approval of the Merger Proposal by Chesapeake shareholders;

•

no law shall have been enacted, entered, promulgated or enforced by any governmental authority of competent jurisdiction and be in effect that makes illegal or otherwise restricts or prohibits the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•

no temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by any governmental authority of competent jurisdiction shall be in effect that makes illegal or otherwise restricts or prohibits the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•

a Form S-4 shall have become effective and no stop order suspending the effectiveness of such Form S-4 shall have been issued and remain in effect and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn; and

•	the shares of Park common stock that constitute the Common Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Additional Closing Conditions for the Benefit of the Park Parties

The obligations of the Park Parties to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement on the closing date of the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by Park, at or prior to the Effective Time, of each of the following conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date) of certain representations and warranties made in the Merger Agreement by Chesapeake regarding its valid existence and good standing, the ownership and validity of the interests of the Chesapeake subsidiaries and the inapplicability of anti-takeover statutes to the transactions contemplated by the Merger Agreement;

•

the accuracy in all respects as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date) of certain representations and warranties made in the Merger Agreement by Chesapeake regarding the power of Chesapeake to execute and deliver the Merger Agreement and perform its respective obligations under the Merger Agreement, the absence of any effect, event, change, development, circumstance, condition or occurrence that has had or would, individually or in the aggregate, reasonably been expected to have a Chesapeake material adverse effect, no broker’s, finder’s and agent’s fees and the Chesapeake shareholder vote required to approve the Merger;

•

the accuracy in all but de minimis respects as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date) of certain representations and warranties made in the Merger Agreement by Chesapeake relating to certain aspects of the capital structure of Chesapeake;

•

the accuracy of all other representations and warranties made in the Merger Agreement by Chesapeake as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date), except for where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or “Chesapeake material adverse effect” qualified set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Chesapeake material adverse effect;

•

Chesapeake having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing of the Merger;

•

no effect, event, change, development, circumstance, condition or occurrence has occurred that has had or would, individually or in the aggregate, reasonably be expected to have a Chesapeake material adverse effect;

•

receipt by Park of a closing certificate dated as of the closing date of the Merger and signed on behalf of Chesapeake, by the Chief Executive Officer or Chief Financial Officer of Chesapeake, certifying that the closing conditions described in the six preceding bullets have been satisfied; and

•

receipt by Park of an opinion of Polsinelli (or such other nationally recognized REIT counsel as may be reasonably acceptable to Park and Chesapeake) dated as of the closing date of the Merger, to the effect that (i) with respect to Chesapeake, for all taxable periods commencing with its taxable year of formation through the Effective Time, (ii) with respect to RP Holdings Trust all taxable periods commencing with its taxable year of formation through the effective date of its liquidation under Code Section 332, and (iii) with respect to CHSP DC Holding Trust all taxable periods commencing with its taxable year of formation through the effective date of its liquidation under Code Section 332, each of Chesapeake and RP Holdings Trust and CHSP DC Holding Trust has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code.

Additional Closing Conditions for the Benefit of Chesapeake

The obligations of Chesapeake to effect the Merger and to consummate the other transactions contemplated by the Merger Agreement on the closing date of the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver by Chesapeake, at or prior to the Effective Time, of each of the following conditions:

•

the accuracy in all material respects as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date) of certain representations and warranties made in the Merger Agreement by the Park Parties regarding their valid existence and good standing and certain aspects of the capital structure of Park;

•

the accuracy in all respects as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date) of certain representations and warranties made in the Merger Agreement by the Park Parties regarding the power of the Park Parties to execute and deliver the Merger Agreement and perform their respective obligations under the Merger Agreement, the absence of any effect, event, change, development, circumstance, condition or occurrence that has had or would, individually or in the aggregate, reasonably been expected to have a Park material adverse effect, no broker’s, finder’s and agent’s fees and that no vote of Park’s stockholders is required to approve the Merger;

•

the accuracy of all other representations and warranties made in the Merger Agreement by the Park Parties as of the date of the Merger Agreement and as of the Effective Time (except to the extent a representation or warranty is made as of a specified date, in which case such representation or warranty shall be true and correct only on and as of such date), except for where the failure of such representations and warranties to be true and correct (without giving effect to any materiality or “Park material adverse effect” qualified set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Park material adverse effect;

•

each Park Party having performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the closing of the Merger;

•

no effect, event, change, development, circumstance, condition or occurrence has occurred that has had or would, individually or in the aggregate, reasonably be expected to have a Park material adverse effect;

•

receipt by Chesapeake of a closing certificate dated as of the closing date of the Merger and signed on behalf of the Park Parties, by the President or the Vice President and Treasurer of the Park Parties, certifying that the closing conditions described in the five preceding bullets have been satisfied; and

•	receipt by Chesapeake of an opinion of Hogan Lovells (or such other nationally recognized REIT counsel as may be reasonably acceptable to Park and Chesapeake) dated as of the closing date of the

Merger, to the effect that commencing with its taxable year ended December 31, 2017, Park has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and Park’s method of operation should enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year that includes the Effective Time and future taxable years.

Termination of the Merger Agreement

Termination by Mutual Agreement

The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of the Chesapeake shareholder approval of the Merger Proposal, by the mutual consent of Chesapeake and the Park Parties.

Termination by Either Chesapeake or the Park Parties

The Merger Agreement may also be terminated by either Chesapeake or the Park Parties at any time prior to the Effective Time, if:

•	the Chesapeake shareholder approval of the Merger Proposal has not been obtained;

•

if any order, decree or ruling by any governmental authority of competent jurisdiction that is within a jurisdiction that is material to the business and operations of Chesapeake, permanently restrains, enjoins or otherwise prohibits, restricts or makes illegal the consummation of the Merger and such order, decree, judgment, injunction or other action has become final and non-appealable (unless the issuance of such nonappealable order was primarily due to the failure of the party seeking termination to perform any of its obligations under the Merger Agreement); or

•

the Merger is not consummated on or before October 31, 2019 (unless the failure of the Merger to occur on or before such date was primarily due to the failure of the party seeking termination to perform any of its obligations under the Merger Agreement).

Termination by Chesapeake

The Merger Agreement may also be terminated by Chesapeake:

•

if the Park Parties have breached or failed to perform their representations, warranties, covenants or other agreements set forth in the Merger Agreement such that the closing conditions relating to their representations, warranties, covenants or agreements would be incapable of being satisfied by October 31, 2019 or, if capable of being cured, is not cured by the earlier of 30 days after notice of such breach or failure to perform is given or two business days prior to the October 31, 2019, unless Chesapeake is in breach of any of its own respective representations, warranties, covenants or agreements set forth in the Merger Agreement such that the closing conditions relating to its representations, warranties, covenants or agreements would not be satisfied; or

•

at any time prior to the receipt of Chesapeake shareholder approval of the Merger Proposal, in order to concurrently enter into an acquisition agreement with respect to a superior proposal that did not result from a breach or violation of the non-solicitation covenant and covenants restricting the sharing of information contained in the Merger Agreement, provided that Chesapeake pays the termination fee prior to or concurrently with the occurrence of such termination described below under “—Termination Fee and Expenses Payable by Chesapeake to the Park Parties.”

Termination by the Park Parties

The Merger Agreement may also be terminated by the Park Parties:

•	if Chesapeake has breached or failed to perform its representations, warranties, covenants or other agreements set forth in the Merger Agreement such that the closing conditions relating to its representations, warranties, covenants or agreements would be incapable of being satisfied by October 31, 2019 or, if capable of being cured, is not cured by the earlier of 30 days after notice of such breach or failure to perform is given or two business days prior to the October 31, 2019, unless the Park Parties are in breach of any of their own representations, warranties, covenants or agreements set forth in the Merger Agreement such that the closing conditions relating to their representations, warranties, covenants or agreements would not be satisfied; or

•

by the Park Parties if, at any time prior to receipt of the Chesapeake shareholder approval of the Merger Proposal, the Chesapeake Board makes a change in recommendation or if Chesapeake has otherwise breached or violated any of its obligations under the non-solicitation covenant and covenants restricting the sharing of information (other than any immaterial or inadvertent breach not intended to result in an acquisition proposal) in the Merger Agreement.

Termination Fee and Expenses Payable by Chesapeake to the Park Parties

Chesapeake has agreed to pay to the Park Parties a termination fee (minus, if previously paid, the expenses set forth below) upon the occurrence of any of the following:

•

termination of the Merger Agreement by Chesapeake, at any time prior to the receipt of the Chesapeake shareholder approval, in order to concurrently enter into an acquisition agreement with respect to a superior proposal in compliance with the terms of the Merger Agreement;

•

termination of the Merger Agreement by the Park Parties if, at any time prior to the receipt of the Chesapeake shareholder approval, the Chesapeake Board has made a change in recommendation or if Chesapeake has otherwise breached or violated any of its obligations under the non-solicitation covenant and covenants restricting the sharing of information (other than any immaterial or inadvertent breach not intended to result in an acquisition proposal) in the Merger Agreement;

•

(i) an acquisition proposal (whether or not conditional) is publicly made, proposed or communicated prior to the Chesapeake Special Meeting and such acquisition proposal is not publicly withdrawn prior to such meeting, (ii) the Merger Agreement is terminated by either Chesapeake or the Park Parties, if the Chesapeake shareholder approval of the Merger Proposal is not obtained at the Chesapeake Special Meeting, as described in more detail in the first bullet under “—Termination by Either Chesapeake or the Park Parties” and (iii) within twelve months after the date of termination of the Merger Agreement, Chesapeake enters into an acquisition agreement that is later consummated or an acquisition proposal is consummated within twelve months after the date of termination of the Merger Agreement (provided that, for this purpose, the references to “20%” in the definition of acquisition proposal are deemed to be references to “50%”); or

•

(i) an acquisition proposal (whether or not conditional) is publicly made, proposed or communicated or the Chesapeake Board otherwise receives a bona fide written acquisition proposal, (ii) thereafter, the Merger Agreement is terminated by either Chesapeake or the Park Parties after October 31, 2019 as described in more detail under the third bullet under “—Termination by Either Chesapeake or the Park Parties” or the Merger Agreement is terminated by the Park Parties due to a breach by Chesapeake of its representations, warranties, covenants or agreements, as described in more detail under the first bullet under “—Termination by the Park Parties” and, in either case, such acquisition proposal has not been withdrawn prior to such termination, and (iii) within twelve months after the date of termination of the Merger Agreement, Chesapeake enters into an acquisition agreement that is later consummated or an acquisition proposal is consummated within twelve months after the date of termination of the Merger Agreement (provided that, for this purpose, the references to “20%” in the definition of acquisition proposal are deemed to be references to “50%”).

The termination fee will be an amount equal to $62.5 million, except that, if: (i) a bona fide written acquisition proposal had been received after the date of the Merger Agreement and prior to June 4, 2019 from a third party that did not result from a breach or violation of the non-solicitation covenant and covenants restricting the sharing of information in the Merger Agreement, that the Chesapeake Board had determined in good faith (after consultation with outside advisors) either constitutes a superior proposal or would reasonably be expected to lead to a superior proposal; (ii) the initial written notice from the Chesapeake Board that the Chesapeake Board intended to make a change in recommendation in connection with a superior proposal, as described in the section entitled “—Restriction on Solicitation of Acquisition Proposals” had been provided to the Park Parties prior to June 4, 2019; and (iii) Chesapeake terminated the Merger Agreement to enter into an acquisition agreement with such third party, then the termination fee would have been an amount equal to $38.5 million.

Chesapeake has agreed to pay documented reasonable out-of-pocket expenses actually incurred by the Park Parties up to a maximum of $17.5 million if the Merger Agreement is terminated (i) by the Park Parties due to a breach by Chesapeake of its representations, warranties, covenants or agreements, as described in more detail under the first bullet under “—Termination by the Park Parties” or (ii) by either Chesapeake or the Park Parties, if the Chesapeake shareholder approval of the Merger Proposal is not obtained at the Chesapeake Special Meeting, as described in more detail in the first bullet under “—Termination by Either Chesapeake or the Park Parties.” Any out-of-pocket expenses reimbursed would be credited against the payment of any termination fee to the Park Parties.

In the event that Chesapeake is obligated to pay the termination fee, the payment of the termination fee will be the Park Parties’ sole and exclusive remedy against Chesapeake arising out of or relating to the Merger Agreement, except in the case of fraud or a willful and intention breach of the Merger Agreement by Chesapeake.

Miscellaneous Provisions

Payment of Expenses

Other than as described above under “—Termination of the Merger Agreement—Termination Fee and Expenses Payable by Chesapeake to the Park Parties,” the Merger Agreement provides that each party will pay its own fees and expenses in connection with the Merger Agreement and the transactions contemplated thereby.

Amendment

The Merger Agreement may be amended with the mutual written agreement of the parties, at any time prior to the Effective Time, except that after the Chesapeake shareholder approval is obtained, no amendment may be made that by law requires further approval or adoption by the Chesapeake shareholders without obtaining such further approval or adoption. No amendment, modification, waiver or termination of certain definitions of the Merger Agreement may be effected in a manner that is adverse in any respect to the debt financing source without the prior written consent of such debt financing source.

Specific Performance

The parties to the Merger Agreement are entitled to an injunction, specific performance and other equitable relief to prevent breaches of the Merger Agreement by any other party and to enforce specifically the terms and provisions of the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to conflicts of laws principals, except with respect to matters under the Delaware Limited Liability Company Act relating to the Merger, which shall be governed by the laws of the State of Delaware.

DIRECTORS AND EXECUTIVE OFFICERS OF PARK FOLLOWING THE MERGER

Immediately following the Effective Time, the size of the Park Board will be increased to 10 members, with the eight current Park directors, Thomas J. Baltimore, Jr., Gordon M. Bethune, Patricia M. Bedient, Geoffrey M. Garrett, Christie B. Kelly, Sen. Joseph I. Lieberman, Timothy J. Naughton and Stephen I. Sadove, continuing as members of the Park Board, and Thomas A. Natelli and Thomas D. Eckert joining the Park Board, each to serve until the 2020 annual meeting of the stockholders of Park (and until his or her successors qualify and are duly elected). Mr. Natelli has served as non-executive Chairman of the Chesapeake Board and Mr. Eckert has served as a trustee on the Chesapeake Board, in each case since Chesapeake’s initial public offering in 2010. Following the Merger, Thomas J. Baltimore, Jr. will continue to serve as Chairman of the Park Board and Gordon M. Bethune will continue to serve as Lead Independent Director of the Park Board.

The executive officers of Park immediately prior to the Effective Time will continue to serve as the executive officers of Park following the Merger, with Thomas J. Baltimore, Jr. continuing to serve as President and Chief Executive Officer.

For additional information regarding the directors and executive officers of Park following the Merger, including the directors designated by Chesapeake, please refer to Park’s Definitive Proxy Statement for its 2019 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March  29, 2019 and Chesapeake’s Definitive Proxy Statement for its 2019 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on April 30, 2019.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

Material U.S. Federal Income Tax Consequences—The Merger

The following is a summary of the material U.S. federal income tax consequences of the Merger to holders of Chesapeake common shares whose shares are surrendered in the Merger in exchange for the Merger Consideration pursuant to the Merger Agreement and who hold their shares as a capital asset within the meaning of Section 1221 of the Code. The summary is based on the Code, Treasury regulations issued under the Code, and administrative and judicial interpretations thereof, each as in effect as of the date of this proxy statement/prospectus, all of which are subject to change at any time, possibly with retroactive effect. We have not requested, and do not plan to request, any rulings from the IRS relating to this transaction concerning the tax treatment or the U.S. federal income tax consequences of the Merger, and the statements in this proxy statement/prospectus are not binding on the IRS or any court. As a result, neither Park nor Chesapeake can assure you that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.

For purposes of this discussion, the term “U.S. shareholder” means a beneficial owner of Chesapeake common shares that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any of its political subdivisions;

•

a trust that (i) is subject to the supervision of a court within the United States and the control of one or more United States persons or (ii) has a valid election in effect under applicable Treasury regulations to be treated as a United States person; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

For purposes of this discussion, a “non-U.S. shareholder” means a beneficial owner of Chesapeake common shares that is, for U.S. federal income tax purposes, an individual, corporation, estate or trust and is not a U.S. shareholder as described above.

This summary does not describe all of the tax consequences of the Merger that may be applicable to holders of Chesapeake common shares who are subject to special treatment under U.S. federal income tax law (including, for example, financial institutions, dealers in securities, insurance companies or tax-exempt entities, shareholders who acquired Chesapeake common shares pursuant to the exercise of an employee stock option or right or otherwise as compensation, partnerships or other pass-through entities (and persons holding Chesapeake common shares through a partnership or other pass-through entity), broker-dealers, regulated investment companies, REITs, certain expatriates, United States persons that have a functional currency other than the United States dollar, persons subject to the alternative minimum tax and shareholders who hold Chesapeake common shares as part of a hedge, straddle, conversion, constructive sale or other integrated transaction). In addition, this discussion does not describe the tax consequences of the Merger that may be applicable to a non-U.S. shareholder who:

•	has held more than 10% of Chesapeake common shares at any time during the five-year period ending on the date of the Merger; or

•

is a “qualified shareholder” as defined in Section 897(k)(3)(A) of the Code for purposes of the Foreign Investment Real Property Tax Act of 1980 (“FIRPTA”), which describes certain partnerships and other collective investment vehicles that satisfy various recordkeeping, administrative and other requirements.

Except to the extent specifically discussed below, this summary does not address the tax consequences of any transaction other than the Merger. In addition, no information is provided with respect to the tax consequences of the Merger under applicable state, local or non-U.S. laws or U.S. federal tax laws other than federal income tax laws.

If a partnership holds Chesapeake common shares, the tax treatment of a partner will generally depend on the status of the partners and the activities of the partnership. If a shareholder is a partner in a partnership holding Chesapeake common shares, the shareholder should consult its tax advisors.

This summary of U.S. federal income tax consequences is for general information purposes only and is not intended to constitute a complete description of all tax consequences relating to the Merger. The tax consequences of the Merger to you will depend upon the facts of your particular situation. Because individual circumstances may differ, we urge you to consult with your tax advisor regarding the applicability to you of the rules discussed above and the particular tax effects to you of the Merger, including the application of state, local and non-U.S. tax laws.

Consequences to Chesapeake of the Merger

For U.S. federal income tax purposes, the Merger should be treated as if Chesapeake had sold all of its assets owned at the time of the Merger to Domestic in exchange for the Merger Consideration in a fully taxable transaction and then made a liquidating distribution of the shares of Park common stock and cash to the Chesapeake shareholders in exchange for the outstanding Chesapeake common shares. As a REIT, Chesapeake is generally entitled to receive a deduction for liquidating distributions, and the deemed liquidating distribution that occurs as a result of the Merger is expected to exceed its taxable income recognized as a result of the Merger (together with any other undistributed taxable income recognized in the taxable year of the Merger). Accordingly, Chesapeake and Park anticipate that Chesapeake will not be subject to U.S. federal income tax on any gain recognized in connection with the Merger.

Consequences of the Merger to U.S. Shareholders

General. For holders of Chesapeake common shares, the Merger should be treated as a taxable sale for U.S. federal income tax purposes by you of your Chesapeake common shares in exchange for the Merger Consideration. As a result, you will recognize gain or loss equal to the difference, if any, between the fair market value of shares of Park common stock plus the amount of any cash received in the Merger and your adjusted tax basis in the Chesapeake common shares exchanged.

Generally, any gain or loss recognized should be capital gain or loss and will constitute long-term capital gain or loss if you have held the Chesapeake common shares for more than one year as of the Effective Time. An individual U.S. shareholder will be subject to tax on net capital gain at a maximum U.S. federal income tax rate of 20%. Capital gains of corporate U.S. shareholders generally are taxable at the regular tax rates applicable to corporations. The deductibility of a capital loss recognized in the exchange of Chesapeake common shares for the Merger Consideration is subject to limitation. If you hold blocks of Chesapeake common shares which were acquired at different times or prices, you must separately calculate your gain or loss for each block of shares.

Special Rule for U.S. Shareholders Who Have Held Shares Less than Six Months. A U.S. shareholder who has held Chesapeake common shares for less than six months at the Effective Time taking into account certain holding period rules, and who recognizes a loss on the exchange of Chesapeake common shares for the Merger Consideration, will be treated as recognizing a long-term capital loss to the extent of any capital gain dividends received from Chesapeake, or such holder’s share of any designated retained capital gains, with respect to those shares.

Consequences of the Merger to Non-U.S. Shareholders

General. A non-U.S. shareholder’s gain or loss from the Merger will be determined in the same manner as that of a U.S. shareholder. Subject to the discussion of backup withholding described below, a non-U.S.

shareholder generally will not be subject to U.S. federal income tax on the Merger Consideration received unless: (1) such non-U.S. shareholder’s Chesapeake common shares are treated as effectively connected with its U.S. trade or business (and, if a tax treaty applies, is attributable to a U.S. permanent establishment by the non-U.S. shareholder); (2) such non-U.S. shareholder is a nonresident alien individual who is present in the United States for 183 days or more during the calendar year and certain other conditions are met; or (3) such non-U.S. shareholder held more than 10% of Chesapeake common shares at any time during the five-year period ending on the date of the Merger.

A non-U.S. shareholder whose gain is effectively connected with the conduct of a trade or business in the United States will be subject to U.S. federal income tax on such gain on a net basis in the same manner as a U.S. shareholder. In addition, a non-U.S. shareholder that is a corporation may be subject to the 30% branch profits tax (or lower applicable treaty rate) on such effectively connected gain.

If the non-U.S. shareholder is an individual who has been present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are satisfied, that shareholder will be subject to a 30% tax on the shareholder’s capital gains, which may be offset by U.S.-source capital losses. In addition, the non-U.S. shareholder may be subject to applicable alternative minimum taxes.

A non-U.S. shareholder who has held more than 10% of Chesapeake common shares at any time during the five-year period ending on the date of the Merger or a non-U.S. shareholder who is a “qualified shareholder” as defined in Section 897(k)(3)(A) of the Code should consult its own tax advisors concerning the tax consequences of the receipt of the Merger Consideration.

Information Reporting and Backup Withholding

Information reporting and backup withholding may apply to payments made in connection with the Merger. Backup withholding will not apply, however, to a shareholder who (a) in the case of a U.S. shareholder, furnishes a correct taxpayer identification number and certifies that it is not subject to backup withholding on a substitute IRS Form W-9 or successor form, (b) in the case of a non-U.S. shareholder, furnishes an applicable IRS Form W-8 or successor form, or (c) is otherwise exempt from backup withholding and complies with other applicable rules and certification requirements.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such shareholder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Material U.S. Federal Income Tax Consequences—Park Following the Merger

As used in this section, references to the terms “company,” “we,” “our,” and “us” mean only Park, and not its subsidiaries, except as otherwise indicated.

The following is a summary of the material U.S. federal income tax consequences and other material tax considerations relating to our company and to the holders of shares of Park common stock, or “shares.” The discussion set forth herein is not intended to be, and should not be construed as, tax advice. We have not sought and will not seek an advance ruling from the IRS regarding any matter discussed in this section. This discussion is based upon the Code, the Treasury regulations, rulings and other administrative interpretations and practices of the IRS (including administrative interpretations and practices expressed in private letter rulings which are binding on the IRS only with respect to the particular taxpayers who requested and received those rulings), and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This discussion also is based upon the assumption that we will operate our company and our subsidiaries and affiliates in accordance with their applicable organizational documents and in the manner that we have represented. This discussion does not address the actual material U.S. federal income tax consequences of the ownership and disposition of our shares to any particular shareholder, which depend on that shareholder’s particular tax circumstances. In addition, this discussion does not discuss any state, local or non-U.S. tax consequences, or any tax consequences arising under any U.S. federal tax laws other than the U.S. federal income tax laws, associated with the ownership or disposition of our shares or our election to be taxed as a REIT.

The U.S. federal income tax treatment of holders of our shares depends in some instances on determinations of facts and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. You are urged to consult your tax advisor regarding the tax consequences to you of:

•	the acquisition, ownership and disposition of our shares, including the U.S. federal, state, local, and foreign income and other tax consequences;

•	our election to be taxed as a REIT for U.S. federal income tax purposes; and

•	potential changes in applicable tax laws.

Tax Reform Legislation Enacted December 22, 2017

On December 22, 2017, the President signed into law H.R. 1. This legislation makes changes to the U.S. federal income tax laws that significantly impact the taxation of individuals, corporations (both regular C corporations as well as corporations that have elected to be taxed as REITs), and the taxation of taxpayers with overseas assets and operations. These changes are generally effective for taxable years beginning after December 31, 2017. A number of the changes that reduce the tax rates applicable to noncorporate taxpayers (including a new 20% deduction for “qualified” REIT dividends that reduces the effective rate of regular income tax on such income), and also limit the ability of such taxpayers to claim certain deductions, will expire for taxable years beginning after December 31, 2025 unless Congress acts to extend them.

These changes impact us and holders of our common stock in various ways, some of which are adverse compared to prior law, and this summary discusses these changes where material. There are numerous interpretive issues and ambiguities that require guidance and that are not clearly addressed in the Conference Report that accompanied H.R. 1 or the General Explanation released by the Joint Committee on Taxation. Technical corrections to the legislation are needed to clarify certain of the new provisions and give proper effect to congressional intent. There can be no assurance, however, that the technical clarifications or other legislative changes that may be needed to prevent unintended or unforeseen tax consequences will be enacted by Congress any time soon. Taxpayers should consult with their tax advisors regarding the effect of H.R. 1 on their particular circumstances (including the impact of other changes enacted as part of H.R. 1 that do not directly relate to REITs and that are not discussed herein).

U.S. Federal Income Taxation of Park

For U.S. federal income tax purposes, we made an election to be taxed as a REIT, effective January 4, 2017, with the filing of our U.S. federal income tax return for the year ended December 31, 2017. We indirectly own interests in an entity that intends to elect to be taxed as a REIT commencing with its taxable year ending December 31, 2019 (“Park Subsidiary REIT”). Park Subsidiary REIT is subject to the same REIT qualification requirements and other limitations described herein that apply to us.

The law firm of Hogan Lovells has acted as Park’s tax counsel in connection with the filing of this proxy statement/prospectus. In connection with the filing of this proxy statement/prospectus, Hogan Lovells has rendered an opinion to us to the effect that we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT, effective for each of our taxable years since the year ended December 31, 2017, through and including the immediately preceding calendar year, and that our current organization and current and intended method of operation should enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code for the current taxable year and thereafter. It must be emphasized that the opinion of Hogan Lovells is based on various assumptions relating to our organization and operation, is conditioned upon factual representations and covenants made by our management regarding our organization, assets, income, the present and future conduct of our business operations, and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action inconsistent with our qualification as a REIT. While we intend to continue to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Hogan Lovells or by us that we will qualify as a REIT for any particular year. The opinion of Hogan Lovells is expressed as of the date issued. Hogan Lovells has no obligation to advise us or our stockholders of any change in the matters stated, represented or assumed, or of any change in the applicable law, subsequent to the effective date of the registration statement of which this proxy statement/prospectus forms a part. You should be aware that opinions of counsel are not binding on the IRS, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Hogan Lovells’ opinion does not foreclose the possibility that we may have to utilize one or more of the REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which tax could be significant in amount) in order for us to maintain our REIT qualification. Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock and asset ownership, various qualification requirements imposed upon REITs by the Code, our compliance with which will not be reviewed by Hogan Lovells. In addition, our ability to qualify as a REIT may depend in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, which entities will not have been reviewed by Hogan Lovells. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market value of assets that we own directly or indirectly. Such values may not be susceptible to a precise determination. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy such requirements for qualification and taxation as a REIT.

This discussion sets forth the material aspects of the sections of the Code that govern the U.S. federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Code provisions, relevant rules and Treasury regulations, and related administrative and judicial interpretations.

Taxation of REITs in General

Provided that we qualify to be taxed as a REIT, generally we will be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our REIT taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the “double taxation” at the corporate and stockholder levels that generally results from an investment in a C corporation. A “C corporation” is a corporation that generally is required to pay tax at the corporate level. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when the income is distributed. In general, the income that we generate is taxed only at the stockholder level upon a distribution of dividends to our stockholders.

U.S. stockholders generally will be subject to taxation on dividends distributed by us (other than designated capital gain dividends and “qualified dividend income”) at rates applicable to ordinary income, instead of at lower capital gain rates. For taxable years beginning after December 31, 2017 and before January 1, 2026, generally, U.S. stockholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Capital gain dividends and qualified dividend income will continue to be subject to a maximum 20% rate. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Any net operating losses, foreign tax credits and other tax attributes generally do not pass through to our stockholders, subject to special rules for certain items such as the capital gains that we recognize. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.”

Even if we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal tax in the following circumstances:

•	We will be taxed at regular corporate rates on any undistributed net taxable income, including undistributed net capital gains.

•

If we have net income from prohibited transactions, which are, in general, sales or other dispositions of inventory or property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, such income will be subject to a 100% tax. See “—Prohibited Transactions” and “—Foreclosure Property.”

•

If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or certain leasehold terminations as “foreclosure property,” we may thereby avoid the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 21%).

•

If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification to be taxed as a REIT because we satisfy other requirements, we will be subject to a 100% tax on an amount based on the magnitude of the failure, as adjusted to reflect the profit margin associated with our gross income.

•

If we violate the asset tests (other than certain de minimis violations) or other requirements applicable to REITs, as described below, and yet maintain our qualification to be taxed as a REIT because there is reasonable cause for the failure and other applicable requirements are met, we may be subject to a penalty tax. In that case, the amount of the penalty tax will be at least $50,000 per failure, and, in the case of certain asset test failures, will be determined as the amount of net income generated by the non-qualifying assets in question multiplied by the highest corporate tax rate (currently 21%) if that amount exceeds $50,000 per failure.

•

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of the required distribution over the sum of (a) the amounts that we actually distributed (taking into account excess distributions from prior years) and (b) the amounts we retained and upon which we paid income tax at the corporate level.

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Requirements for Qualification—General.”

•	A 100% tax may be imposed on items of income and expense relating to transactions between us and a TRS that do not reflect arm’s-length terms.

•

If we recognize gain on the disposition of any asset we acquire from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis in the hands of the C corporation during a specified period (generally, the five-year period following such acquisition, as applicable), then we will owe tax at the highest corporate tax rate on the lesser of (1) the excess of the fair market value of the asset on the acquisition date over the basis in the asset at such time, and (2) the gain recognized upon the disposition of such asset. We own appreciated assets that were held by a C corporation and were acquired by us in the spin-off from Hilton Worldwide in a transaction in which the adjusted tax basis of the assets in our hands was determined by reference to the adjusted basis of the asset in the hands of such C corporation. If we dispose of any such appreciated assets in a taxable gain recognition transaction during the five-year period following the effective date of our REIT election, we will be subject to tax as described above.

•

We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate share of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax that we paid on such gain, and would be allowed a credit for its proportionate share of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder’s basis in our stock.

•	The earnings of our TRSs generally will be subject to U.S. federal corporate income tax.

In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local, and foreign income, property, gross receipts and other taxes on our assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

The Code defines a REIT as a corporation, trust or association:

(1)	that is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest;

(3)	that would be taxable as a domestic corporation but for its election to be subject to tax as a REIT;

(4)	that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons;

(6)

in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include specified tax-exempt entities);

(7)

that makes an election to be a REIT for the current taxable year, or has made such an election for a previous taxable year that has not been revoked or terminated, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status;

(8)	that uses a calendar year for U.S. federal income tax purposes;

(9)	that has no earnings and profits from any non-REIT year at the close of any taxable year; and

(10)	that meets other tests described below, including with respect to the nature of its income and assets.

The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) need not be met during a corporation’s initial tax year as a REIT (which, in our case, is 2017). Our certificate of incorporation provides restrictions regarding the ownership and transfers of shares of our stock, which are intended to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above, among other purposes. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in conditions (5) and (6) above. If we fail to satisfy these share ownership requirements, except as provided in the next sentence, our status as a REIT will terminate. If, however, we comply with the rules contained in applicable

Treasury regulations that require us to ascertain the actual ownership of our stock and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we will be treated as having met this requirement.

To monitor compliance with the stock ownership requirements, we generally are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock pursuant to which the record holders must disclose the actual owners of the stock (i.e., the persons required to include our dividends in their gross income). We must maintain a list of those persons failing or refusing to comply with this demand as part of our records. We could be subject to monetary penalties if we fail to comply with these record-keeping requirements. If such record holder fails or refuses to comply with the demands, such record holder will be required by Treasury regulations to submit a statement with such record holder’s tax return disclosing such record holder’s actual ownership of our stock and other information.

December 31 is our taxable year-end and we thereby satisfy condition (8) (that a REIT’s taxable year is the calendar year).

A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. Hilton Worldwide allocated its accumulated earnings and profits (as determined for U.S. federal income tax purposes) for periods prior to the spin-off in a manner that, in its best judgment, was in accordance with the provisions of the Code. To comply with condition (9) above, on March 9, 2017 we paid a dividend of $2.79 per share to our stockholders to distribute our accumulated earnings and profits attributable to any non-REIT years (the “Purging Distribution”). We believe that the Purging Distribution satisfied the requirements relating to the distribution of our pre-REIT accumulated earnings and profits. See “—Annual Distribution Requirements—Earnings and Profits Distribution Requirement” and “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions” for further discussion.

Effect of Subsidiary Entities

Ownership of Partnership Interests

If we are a partner in an entity that is treated as a partnership for U.S. federal income tax purposes, Treasury regulations provide that we are deemed to own our proportionate share of the partnership’s assets, and to earn our proportionate share of the partnership’s income, for purposes of the asset and gross income tests applicable to REITs. Our proportionate share of a partnership’s assets and income is based on our capital interest in the partnership (except that for purposes of the 10% Value Asset Test, described below, our proportionate share of the partnership’s assets is based on our proportionate interest in the equity and certain debt securities issued by the partnership). In addition, the assets and gross income of the partnership are deemed to retain the same character in our hands. Thus, our proportionate share of the assets and items of income of any of our subsidiary partnerships will be treated as our assets and items of income for purposes of applying the REIT requirements.

If we become a limited partner or non-managing member in any partnership or limited liability company and such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action which could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify to be taxed as a REIT unless we were entitled to relief, as described below under “—Income Tests—Failure to Satisfy the Gross Income Tests” and “—Asset Tests.”

Under the Bipartisan Budget Act of 2015, liability is imposed on the partnership (rather than its partners) for adjustments to reported partnership taxable income resulting from audits or other tax proceedings. The liability can include an imputed underpayment of tax, calculated by using the highest marginal U.S. federal income tax rate, as well as interest and penalties on such imputed underpayment of tax. Using certain rules, partnerships may be able to transfer these liabilities to their partners. In the event any adjustments are imposed by the IRS on the taxable income reported by any of our subsidiary partnerships, we intend to utilize the rules to the extent possible to allow us to transfer any liability with respect to such adjustments to the partners of our subsidiary partnerships who should properly bear such liability. However, there is no assurance that we will qualify under those rules or that we will have the authority to use those rules under the operating agreements for our subsidiary partnerships.

Disregarded Subsidiaries

If we own a corporate subsidiary that is a QRS, that subsidiary is generally disregarded as a separate entity for U.S. federal income tax purposes, and all of the subsidiary’s assets, liabilities and items of income, deduction and credit are treated as our assets, liabilities and items of income, deduction and credit, including for purposes of the gross income and asset tests applicable to REITs. A QRS is any corporation, other than a TRS (as described below), that is directly or indirectly wholly owned by a REIT. Other entities that are wholly owned by us, including single member limited liability companies that have not elected to be taxed as corporations for U.S. federal income tax purposes, are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT income and asset tests. Disregarded subsidiaries, along with any partnerships in which we hold an equity interest, are sometimes referred to herein as “pass-through subsidiaries.”

In the event that a disregarded subsidiary of ours ceases to be wholly owned—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary of ours—the subsidiary’s separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, the subsidiary would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income requirements applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the securities of another corporation. See “—Asset Tests” and “—Income Tests.”

Taxable REIT Subsidiaries

In general, we may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat such subsidiary corporation as a TRS. We generally may not own more than 10% of the securities of a taxable corporation, as measured by voting power or value, unless we and such corporation elect to treat such corporation as a TRS. The separate existence of a TRS or other taxable corporation is not ignored for U.S. federal income tax purposes. Accordingly, a TRS or other taxable subsidiary corporation generally is subject to corporate income tax on its earnings, which may reduce the cash flow that we and our subsidiaries generate in the aggregate, and may reduce our ability to make distributions to our stockholders.

We are not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by a taxable subsidiary corporation to us is an asset in our hands, and we treat the dividends paid to us from such taxable subsidiary corporation, if any, as income. This treatment can affect our income and asset test calculations, as described below. Because we do not include the assets and income of TRSs or other taxable subsidiary corporations on a look-through basis in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. For example, we may use TRSs or other taxable subsidiary corporations to perform services or conduct activities that give rise to certain categories of income or to conduct activities that, if conducted by us directly, would be treated in our hands as prohibited transactions.

A TRS may not directly or indirectly operate or manage a lodging facility. However, rent received by a REIT from the lease of a qualified lodging facility to a TRS Lessee may qualify as “rents from real property” for purposes of both the 75% and 95% gross income tests, provided that the facility is operated by a hotel management company that qualifies as an “eligible independent contractor.” The Code defines a “qualified lodging facility” generally to mean a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, unless wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. If the IRS were to treat a subsidiary corporation of ours as directly or indirectly operating or managing a lodging facility, such subsidiary would not qualify as a TRS, which could jeopardize our REIT qualification under the REIT 5% and 10% asset tests.

Generally, an “eligible independent contractor” is a person from whom we derive no income, who is adequately compensated, and who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and any TRS Lessee. A hotel management company that otherwise would qualify as an “eligible independent contractor” with regard to a TRS of a REIT will not so qualify if (i) the hotel management company and/or one or more actual or constructive owners of 10% or more of the hotel management company actually or constructively own more than 35% of the REIT, or (ii) one or more actual or constructive owners of more than 35% of the hotel management company own 35% or more of the REIT (determined with respect to a REIT whose shares of stock are regularly traded on an established securities market by taking into account only the shares of stock held by persons owning, actually or constructively, more than 5% of the outstanding shares of the REIT and, if the stock of the hotel management company is regularly traded on an established securities market, determined by taking into account only the shares held by persons owning, actually or constructively, more than 5% of the publicly traded stock of the hotel management company). Qualification as an eligible independent contractor involves the interpretation and application of highly technical and complex Code provisions for which no or only limited authorities exist.

We have one or more TRSs and, except for the Select Hotels and certain hotels owned by our TRSs, we lease all of our hotel properties to our TRSs. We have taken and will continue to take all steps reasonably practicable to ensure that no TRS will engage in “operating” or “managing” our hotel properties. Additionally, our TRSs contract with one or more hotel management companies, including contracting with subsidiaries of Hilton Worldwide, with respect to our hotel properties. We have taken and will continue to take all steps reasonably practicable to ensure that each hotel management company engaged to operate and manage our hotel properties qualifies as an “eligible independent contractor” with regard to our TRSs. In that regard, constructive ownership under Section 318 of the Code resulting, for example, from relationships between the hotel management companies engaged to operate and manage the hotel properties and the REIT’s other stockholders could impact the hotel management companies’ ability to satisfy the applicable ownership limit. Because of the broad scope of the attribution rules of Section 318 of the Code, no assurance can be given that all potential prohibited relationships have been or will be identified. The existence of such a relationship would disqualify a hotel management company as an eligible independent contractor, which could in turn disqualify us as a REIT.

In addition to the restrictions discussed above with respect to lodging facilities, current restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, in certain circumstances a TRS may not be able to deduct interest paid or accrued by it for U.S. federal income tax purposes. See “—Interest Deduction Limitation Enacted” below. Second, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We believe that all of our transactions with our TRSs have been conducted, and we intend that all future transactions will be conducted, on an arm’s-length basis. There can be no assurance that the IRS might not seek to impose the 100% excise tax on a portion of payments received by us from, or expenses deducted by, our TRSs.

Subsidiary REIT

As discussed above, we own one subsidiary REIT: Park Subsidiary REIT. Park Subsidiary REIT intends to elect to be taxed as a REIT commencing with its taxable year ending December 31, 2019. We believe that Park Subsidiary REIT is organized and has operated and will continue to operate in a manner to permit it to qualify for taxation as a REIT for U.S. federal income tax purposes from and after the effective date of its REIT election. However, if Park Subsidiary REIT were to fail to qualify as a REIT, then (i) it would become subject to regular U.S. corporate income tax, as described herein, see “—Failure to Qualify” below, and (ii) our equity interest in Park Subsidiary REIT would cease to be a qualifying real estate asset for purposes of the 75% asset test and would become subject to the 5% asset test, the 10% voting stock asset test, and the 10% Value Asset Test generally applicable to our ownership in corporations other than REITs, QRSs and TRSs. See “—Asset Tests” below. If Park Subsidiary REIT were to fail to qualify as a REIT, it is possible that we would not meet the 10% voting stock asset test and the 10% Value Asset Test with respect to our indirect interest in such entity, in which event we would fail to qualify as a REIT, unless we could avail ourselves of certain relief provisions.

Income Tests

To qualify to be taxed as a REIT, we must satisfy two gross income requirements on an annual basis. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in “prohibited transactions,” discharge of indebtedness and certain hedging and foreign currency transactions, generally must be derived from “rents from real property,” gains from the sale of real estate assets, interest income derived from mortgage loans secured by real property (including certain types of mortgage-backed securities), dividends received from and gain received on the disposition of shares of stock of other REITs and specified income from temporary investments. Gain from the sale of a debt instrument issued by a publicly offered REIT, unless the debt instrument is secured by real property or an interest in real property, is not treated as qualifying income for purposes of the 75% income test. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, discharge of indebtedness and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% gross income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property. Income and gain from certain hedging transactions and foreign currency transactions will be excluded from both the numerator and the denominator for purposes of both the 75% and 95% gross income tests.

Rents from Real Property

Rents we receive from a tenant will qualify as “rents from real property” for the purpose of satisfying the gross income requirements for a REIT described above only if all of the conditions described below are met.

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The amount of rent is not based in whole or in part on the income or profits of any person from the property. However, an amount we receive or accrue generally will not be excluded from the term “rents from real property” solely because it is based on a fixed percentage or percentages of receipts or sales;

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Neither we nor an actual or constructive owner of 10% or more of our stock actually or constructively owns 10% or more of the interests in the assets or net profits of a noncorporate tenant, or, if the tenant is a corporation (but excluding any TRS), 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of the tenant. Rents we receive from such a tenant that is a TRS of ours, however, will not be excluded from the definition of “rents from real property” as a result of this condition if (1) at least 90% of the space at the property to which the rents relate is leased to third parties, and the rents paid by the TRS are “substantially comparable” to rents paid by our other tenants for comparable space, or (2) the property is a qualified lodging facility and such property is operated on behalf of the TRS by a person who is an “eligible independent contractor” and certain other requirements are met. Whether rents paid by a TRS are substantially comparable to rents paid by other tenants is determined at the time the lease with the

TRS is entered into, extended, and modified, if such modification increases the rents due under such lease. Notwithstanding the foregoing, however, if a lease with a “controlled TRS” is modified and such modification results in an increase in the rents payable by such TRS, any such increase will not qualify as “rents from real property.” For purposes of this rule, a “controlled TRS” is a TRS in which the parent REIT owns stock possessing more than 50% of the voting power or more than 50% of the total value of the outstanding stock of such TRS. Our TRSs will be subject to U.S. federal income tax on their income from the operations of these properties;

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Rent attributable to personal property that is leased in connection with a lease of real property is not greater than 15% of the total rent received under the lease. If this condition is not met, then the portion of the rent attributable to personal property will not qualify as “rents from real property;” and

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We generally do not operate or manage the property or furnish or render services to our tenants, subject to a 1% de minimis exception and except as provided below. We are permitted, however, to perform directly certain services that are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not otherwise considered “rendered to the occupant” of the property. Examples of these permitted services include the provision of light, heat or other utilities, trash removal and general maintenance of common areas. In addition, we are permitted to employ an independent contractor from whom we derive no income, or a TRS, which may be wholly or partially owned by us, to provide non-customary services to our tenants without causing the rent that we receive from those tenants to fail to qualify as “rents from real property.”

With respect to our hotel properties that are leased to our TRSs, in order for the rent paid pursuant to the hotel leases to constitute “rents from real property,” the leases must be respected as true leases for U.S. federal income tax purposes. Accordingly, the leases cannot be treated as service contracts, joint ventures or some other type of arrangement. The determination of whether the leases are true leases for U.S. federal income tax purposes depends upon an analysis of all the surrounding facts and circumstances. In making such a determination, courts have considered a variety of factors, including the following:

•	the intent of the parties;

•	the form of the agreement;

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the degree of control over the property that is retained by the property owner (for example, whether the lessee has substantial control over the operation of the property or whether the lessee was required simply to use its best efforts to perform its obligations under the agreement); and

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the extent to which the property owner retains the risk of loss with respect to the property (for example, whether the lessee bears the risk of increases in operating expenses or the risk of damage to the property) or the potential for economic gain with respect to the property.

In addition, Section 7701(e) of the Code provides that a contract that purports to be a service contract or a partnership agreement is treated instead as a lease of property if the contract is properly treated as such, taking into account all relevant factors. Since the determination of whether a service contract should be treated as a lease is inherently factual, the presence or absence of any single factor may not be dispositive in every case.

We believe that we have structured our leases to qualify as true leases for U.S. federal income tax purposes. For example, with respect to the leases, generally:

•	the property owning entity and the lessee intend for their relationship to be that of a lessor and lessee, and such relationship will be documented by a lease agreement;

•	the lessee has the right to exclusive possession and use and quiet enjoyment of the hotels covered by the lease during the term of the lease;

•

the lessee bears the cost of, and is responsible for, day-to-day maintenance and repair of the hotels other than the cost of certain capital expenditures, and dictates through the hotel managers, who work for the lessee during the terms of the lease, how the hotels are operated and maintained;

•

the lessee bears all of the costs and expenses of operating the hotels, including the cost of any inventory used in their operation, during the term of the lease, other than the cost of certain furniture, fixtures and equipment, and certain capital expenditures;

•	the lessee benefits from any savings and bears the burdens of any increases in the costs of operating the hotels during the term of the lease;

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in the event of damage or destruction to a hotel, the lessee may be at economic risk because it may bear the economic burden of the loss in income from operation of the hotels subject to the right, in certain circumstances, to terminate the lease if the lessor does not restore the hotel to its prior condition;

•

the lessee generally indemnifies the lessor against all liabilities imposed on the lessor during the term of the lease by reason of (A) injury to persons or damage to property occurring at the hotels or (B) the lessee’s use, management, maintenance or repair of the hotels;

•	the lessee is obligated to pay, at a minimum, substantial base rent for the period of use of the hotels under the lease;

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the lessee stands to incur substantial losses or reap substantial gains depending on how successfully it, through the hotel managers, who work for the lessees during the terms of the leases, operates the hotels;

•

the lease enables the tenant to derive a meaningful profit, after expenses and taking into account the risks associated with the lease, from the operation of the hotels during the term of its leases; and

•

upon termination of the lease at the end of the lease term, the applicable hotel will be expected to have a remaining useful life equal to at least 20% of its expected useful life on the date the lease is entered into, and a fair market value equal to at least 20% of its fair market value on the date the lease was entered into.

If, however, a lease were recharacterized as a service contract or partnership agreement, rather than a true lease, or disregarded altogether for tax purposes, all or part of the payments that the lessor receives from the lessee would not be considered rent and would not otherwise satisfy the various requirements for qualification as “rents from real property.”

As described above, in order for the rent that we receive to constitute “rents from real property,” several other requirements must be satisfied.

First, rent must not be based in whole or in part on the income or profits of any person. Rent that consists, in whole or in part, of one or more percentages of the lessee’s receipts or sales in excess of determinable dollar amounts, however, will qualify as “rents from real property” if:

•	the determinable amounts do not depend in whole or in part on the income or profits of the lessee; and

•

the percentages and determinable amounts are fixed at the time the lease is entered into and a change in percentages and determinable amounts is not renegotiated during the term of the lease (including any renewal periods of the lease) in a manner that has the effect of basing rent on income or profits.

More generally, rent will not qualify as “rents from real property” if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits.

Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, other than a TRS. All of our hotel properties, other than the Select Hotels and certain hotels owned by a TRS and managed by a hotel management company, are leased to our TRSs. As described above, rent that we receive from a TRS with respect to any hotel will qualify as “rents from real property” as long as the property is operated on behalf of the TRS by an eligible independent contractor. Our certificate of incorporation contains restrictions on the ownership and transfer of our stock. In general, no person or entity may beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% (in value or in number of shares, whichever is more restrictive) of our outstanding common stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any outstanding class or series of our preferred stock. Applying the tax ownership rules, including certain attribution rules, we believe that Hilton Worldwide and/or one or more actual or constructive owners of 10% or more of the stock of Hilton Worldwide does not own, actually or constructively, more than 35% of our stock. However, because the tax ownership rules and attribution rules are complex and there is no or limited authority on certain aspects of those rules, and because the stock of Hilton Worldwide is publicly traded and is not subject to any restrictions on ownership and transfer, there can be no assurance that Hilton Worldwide will satisfy the 35% ownership requirement to be an eligible independent contractor. In addition to the 35% ownership requirement with respect to Hilton Worldwide, the hotel management contracts between our TRS Lessees and subsidiaries of Hilton Worldwide are substantially similar to the hotel management contracts between subsidiaries of Hilton Worldwide and third party hotel owners. Thus, we believe that Hilton Worldwide and its subsidiaries should qualify as eligible independent contractors with respect to our TRS Lessees.

Third, the rent attributable to the personal property leased in connection with the lease of a hotel must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a hotel is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the hotel at the beginning and at the end of such taxable year (the “personal property ratio”). To comply with this limitation, a TRS Lessee may acquire furnishings, equipment and other personal property, which might reduce the rent payments from the TRS Lessee, which may increase the taxable income of the TRS Lessee. With respect to each hotel in which the TRS Lessee does not own the personal property, we believe either that the personal property ratio will be less than 15% or that any rent attributable to excess personal property, when taken together with all of our other nonqualifying income, will not result in our failure to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we potentially could fail to satisfy the 75% or 95% gross income test and thus lose our REIT qualification.

Fourth, we generally cannot furnish or render services to the tenants of our hotels, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, our TRSs may provide customary and noncustomary services to our tenants without tainting our rental income from such properties. Furthermore, we need not provide services through an “independent contractor” or TRS but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. In addition, we may provide a minimal amount of “noncustomary” services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services does not exceed 1% of our income from the related property. We have not performed and will not perform any services other than customary ones for our lessees, unless such services are provided through independent contractors or TRSs or would not otherwise result in our failure to qualify as a REIT.

If a portion of the rent that we receive from a hotel does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular hotel does not qualify as “rents from real property” because either (i) the percentage rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exception to the related party tenant rule for qualifying TRSs, or (iii) we furnish noncustomary services to the tenants of the hotel, or manage or operate the hotel, other than through a qualifying independent contractor or a TRS, none of the rent from that hotel would qualify as “rents from real property.” In that case, we might lose our REIT qualification because we might be unable to satisfy either the 75% or 95% gross income test. We believe that we have structured our leases in a manner that will enable us to satisfy the REIT gross income tests.

In the case of the hotels that we lease to our TRSs and our TRSs engage subsidiaries of Hilton Worldwide to manage, we believe that the leases qualify as true leases for U.S. federal income tax purposes and that the rents payable under those leases qualify as “rents from real property” for purposes of the 75% and 95% gross income tests. There can, however, be no assurance that the IRS will not successfully assert a contrary position or that there will not be a change in circumstances which would cause a portion of the rent received to fail to qualify as “rents from real property.” If such failure were in sufficient amounts, we would not be able to satisfy either the 75% or 95% gross income test and, subject to the discussion below under “—Failure to Satisfy the Gross Income Tests,” we would lose our REIT status.

Interest Income

Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. In the case of real estate mortgage loans that are secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the mortgage is a qualifying asset under the 75% asset test and interest income that qualifies for purposes of the 75% gross income test. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. For these purposes, the term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of all or some of the amount depends in any way on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Among the assets we may hold are certain mezzanine loans secured by equity interests in a pass-through entity that directly or indirectly owns real property, rather than a direct mortgage on the real property. The IRS has issued Revenue Procedure 2003-65 (the “Revenue Procedure”), which provides a safe harbor applicable to mezzanine loans. Under the Revenue Procedure, if a mezzanine loan meets each of the requirements contained in the Revenue Procedure, (1) the mezzanine loan will be treated by the IRS as a real estate asset for purposes of the asset tests described below, and (2) interest derived from the mezzanine loan will be treated as qualifying mortgage interest for purposes of the 75% gross income test. Although the Revenue Procedure provides a safe harbor on which taxpayers may rely, it does not prescribe rules of substantive tax law. Certain components of the safe harbor relate to valuations of the underlying real property and the value of the pass-through entity’s other assets. Generally, the assets that serve as collateral for the loans are not susceptible to precise valuation and therefore the IRS could challenge valuations for these purposes. To the extent that mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, there can be no assurance that the IRS will not challenge the tax treatment of such loans. To the extent we make mezzanine loans that do not qualify as real estate assets, the interest income with respect to such loans will not be qualifying income for the 75% gross income test.

Dividend Income

We may directly or indirectly receive distributions from our TRSs or other corporations that are not REITs or QRSs. These distributions generally are treated as dividend income to the extent of the earnings and profits of the distributing corporation. Such distributions generally will constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test. Any dividends that we receive from another REIT, however, will be qualifying income for purposes of both the 95% and 75% gross income tests.

Hotel Operating Income and Fee Income

We own and operate the Select Hotels, which we do not lease to a TRS. Income we earn from operating the Select Hotels generally will not be qualifying income for purposes of the 75% or 95% gross income tests. In addition, any fee income that we earn generally will not be qualifying income for purposes of the 75% or 95% gross income tests. Any fees earned by a TRS, however, will not be included for purposes of the 75% or 95% gross income tests.

Hedging Transactions

Any income or gain that we or our pass-through subsidiaries derive from instruments that hedge certain risks, such as the risk of changes in interest rate or currency fluctuations, will be excluded from gross income for purposes of both the 75% and 95% gross income tests, provided that specified requirements are met, including the requirement that the instrument is entered into during the ordinary course of our business, the instrument hedges risks associated with indebtedness issued by us or our pass-through subsidiary that is incurred or to be incurred to acquire or carry “real estate assets” (as described below under “—Asset Tests”), and the instrument is properly identified as a hedge along with the risk that it hedges within prescribed time periods. In addition, the exclusion from the 95% and 75% gross income tests will apply if we previously entered into a hedging position and a portion of that hedged indebtedness or property is disposed of, and in connection with such extinguishment or disposition we enter into a new “clearly identified” hedging transaction to offset the prior hedging position. Most likely, income and gain from all other hedging transactions will not be qualifying income for either the 95% or 75% gross income test.

Failure to Satisfy the Gross Income Tests

If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, including as a result of rents received by us from any TRS Lessee failing to qualify as “rents from real property,” we may still qualify to be taxed as a REIT for such year if we are entitled to relief under applicable provisions of the Code. These relief provisions will be generally available if (1) our failure to meet these tests was due to reasonable cause and not due to willful neglect and (2) following our identification of the failure to meet the 75% or 95% gross income test for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income test for such taxable year in accordance with Treasury regulations, which have not yet been issued. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances, we will not qualify to be taxed as a REIT. Even if these relief provisions apply, and we retain our status as a REIT, the Code imposes a tax based upon the amount by which we fail to satisfy the particular gross income test, multiplied by a factor designated to approximate our profitability. We intend to take advantage of any and all relief provisions that are available to us to cure any violation of the income tests applicable to REITs.

Asset Tests

At the close of each calendar quarter, we must also satisfy seven tests relating to the nature of our assets.

First, at least 75% of the value of our total assets must be represented by some combination of “real estate assets,” cash, cash items, foreign currency that meets certain requirements under the Code, U.S. government securities and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property,” stock of other corporations that qualify as REITs, some kinds of mortgage-backed securities and mortgage loans and debt instruments issued by publicly offered REITs.

Second, not more than 25% of our total assets may be represented by securities other than those described in the immediately preceding paragraph.

Third, except for securities described in the first paragraph above and securities in QRSs and TRSs, the value of any one issuer’s securities that we own may not exceed 5% of the value of our total assets.

Fourth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of any one issuer’s outstanding voting securities.

Fifth, except for securities described in the first paragraph above and securities in QRSs and TRSs, we may not own more than 10% of the total value of the outstanding securities of any one issuer (the “10% Value Asset Test”). The 10% Value Asset Test does not apply to “straight debt” having specified characteristics and to certain other securities described below. Solely for purposes of the 10% Value Asset Test, the determination of our interest in the assets of a partnership or limited liability company that is treated as a partnership for U.S. federal income tax purposes in which we own an interest will be based on our proportionate interest in any securities issued by the partnership or limited liability company, excluding for this purpose certain securities described in the Code.

Sixth, not more than 20% of the value of our total assets may be represented by the securities of one or more TRSs.

Seventh, not more than 25% of our total assets may be represented by debt instruments issued by publicly offered REITs that are “nonqualified” debt instruments (e.g., not secured by interests in mortgages on interests in real property and personal property leased in connection with real property to the extent that rents attributable to such personal property are treated as “rents from real property”).

Notwithstanding the general rule, as noted above, that for purposes of the REIT income and asset tests we are treated as owning our proportionate share of the underlying assets of a subsidiary partnership, if we hold indebtedness issued by a partnership, the indebtedness will be subject to, and may cause a violation of, the asset tests unless the indebtedness is a qualifying mortgage asset or other conditions are met. Similarly, although stock of another REIT is a qualifying asset for purposes of the REIT asset tests, any non-mortgage debt that is issued by another REIT may not so qualify (although such debt will not be treated as “securities” for purposes of the 10% Value Asset Test, as explained below).

Certain securities will not cause a violation of the 10% Value Asset Test described above. Such securities include instruments that constitute “straight debt,” which term generally excludes, among other things, securities having contingency features. A security does not qualify as “straight debt” where a REIT (or a controlled TRS of the REIT) owns other securities of the same issuer which do not qualify as straight debt, unless the value of those other securities constitute, in the aggregate, 1% or less of the total value of that issuer’s outstanding securities. In addition to straight debt, the Code provides that certain other securities will not violate the 10% Value Asset Test. Such securities include (1) any loan made to an individual or an estate, (2) certain rental agreements pursuant to which one or more payments are to be made in subsequent years (other than agreements between a REIT and certain persons related to the REIT under attribution rules), (3) any obligation to pay rents from real property, (4) securities issued by certain governmental entities that are not dependent in whole or in part on the profits of (or payments made by) a nongovernmental entity, (5) any security (including debt securities) issued by another REIT, (6) any debt instrument issued by a partnership if the partnership’s income is of a nature that it would satisfy the 75% gross income test described above under “—Income Tests” and (7) any other arrangement as determined by the IRS. In applying the 10% Value Asset Test, a debt security issued by a partnership is not taken into account to the extent, if any, of the REIT’s proportionate interest in the equity and certain debt securities issued by that partnership.

As discussed above, certain mezzanine loans may qualify for the safe harbor in the Revenue Procedure pursuant to which certain loans secured by a first priority security interest in ownership interests in a partnership or limited liability company will be treated as qualifying assets for purposes of the 75% asset test and the 10% vote or 10% Value Asset Test. See “—Taxation of REITs in General—Income Tests—Interest Income.” We may make mezzanine loans that do not qualify for that safe harbor and that do not qualify as “straight debt” securities or for one of the other exclusions from the definition of “securities” for purposes of the 10% Value Asset Test. We intend to make such investments in such a manner as not to fail the asset tests described above.

The values of some assets may not be susceptible to a precise determination, and values are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset requirements. Accordingly, there can be no assurance that the IRS will not contend that our interests in our subsidiaries or in the securities of other issuers will not cause a violation of the REIT asset tests.

The asset tests must be satisfied at the close of each calendar quarter of our taxable year. However, after initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values, unless we acquire securities in an applicable issuer or we increase our ownership of securities of such issuer during such later quarter.

If we fail to satisfy an asset test, certain relief provisions are available to allow REITs to satisfy the asset requirements or to maintain REIT qualification notwithstanding certain violations of the asset and other requirements. For example, if we should fail to satisfy the asset tests at the end of a calendar quarter such a failure would not cause us to lose our REIT qualification if (a) we satisfied the asset tests at the close of the preceding calendar quarter and (b) the discrepancy between the value of our assets and the asset requirements was not wholly or partly caused by an acquisition of non-qualifying assets, but instead arose from changes in the relative market values of our assets. If the condition described in (b) were not satisfied, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose or by making use of the relief provisions described above.

In the case of de minimis violations of the 10% and 5% asset tests, a REIT may maintain its qualification despite a violation of such requirements if (i) the value of the assets causing the violation does not exceed the lesser of 1% of the REIT’s total assets and $10,000,000 and (ii) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or the relevant tests are otherwise satisfied within that time frame.

Even if we did not qualify for the foregoing relief provisions, one additional provision allows a REIT that fails one or more of the asset requirements to nevertheless maintain its REIT qualification if (1) the REIT provides the IRS with a description of each asset causing the failure, (2) the failure is due to reasonable cause and not willful neglect, (3) the REIT pays a tax equal to the greater of (a) $50,000 per failure and (b) the product of the net income generated by the assets that caused the failure multiplied by the highest applicable corporate tax rate (effective for taxable years beginning after December 31, 2017, 21%) and (4) the REIT either disposes of the assets causing the failure within six months after the last day of the quarter in which it identifies the failure, or otherwise satisfies the relevant asset tests within that time frame.

Annual Distribution Requirements

To qualify to be taxed as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

(1)	the sum of

a.	90% of our “REIT taxable income,” computed without regard to our net capital gains and the deduction for dividends paid; and

b.	90% of our after tax net income, if any, from foreclosure property (as described below); minus

(2)	the excess of the sum of specified items of noncash income over 5% of our REIT taxable income, computed without regard to our net capital gain and the deduction for dividends paid.

We generally must make these distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for the year and if paid with or before the first regular dividend payment after such declaration. These distributions will generally be treated as received by our stockholders in the year in which paid. For purposes of the 90% distribution requirement and excise tax described below, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as paid by us on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. We may elect to retain, rather than distribute, some or all of our net long-term capital gains and pay tax on such gains. In this case, we could elect for our stockholders to include their proportionate share of such undistributed long-term capital gains in income, and to receive a corresponding credit for their share of the tax that we paid. Our stockholders would then increase the adjusted basis of their stock by the difference between (1) the amounts of capital gain dividends that we designated and that they included in their taxable income, minus (2) the tax that we paid on their behalf with respect to that income.

To the extent that in the future we may have available net operating losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. Such losses, however, generally will not affect the tax treatment to our stockholders of any distributions that are actually made. See “—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders—Distributions.” Under amendments made by H.R. 1 to Section 172 of the Code, our deduction for any net operating loss carryforwards arising from losses we sustain in taxable years beginning after December 31, 2017 is limited to 80% of our REIT taxable income (determined without regard to the deduction for dividends paid), and any unused portion of losses arising in taxable years beginning after December 31, 2017 may not be carried back, but may be carried forward indefinitely.

If we fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our capital gain net income for such year and (3) any undistributed net taxable income from prior periods, we will be subject to a nondeductible 4% excise tax on the excess of such required distribution over the sum of (a) the amounts actually distributed, plus (b) the amounts of income we retained and on which we have paid corporate income tax.

The calculation of REIT taxable income includes deductions for noncash charges, such as depreciation. Accordingly, we anticipate that we generally will have sufficient cash or liquid assets to enable us to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in determining our taxable income. Further, under amendments to Section 451 of the Code made by H.R. 1, subject to certain exceptions, we must accrue income for U.S. federal income tax purposes no later than when such income is taken into account as revenue in our financial statements, which could create additional differences between REIT taxable income and the receipt of cash attributable to such income. In addition, Section 162(m) of the Code places a per-employee limit of $1 million on the amount of compensation that a publicly held corporation may deduct in any one year with respect to its chief executive officer and certain other highly compensated executive officers. Recent changes to Section 162(m) made by H.R. 1 eliminated an exception that formerly permitted certain performance-based compensation to be deducted even if in excess of $1 million, which may have the effect of increasing our REIT taxable income. In addition, we may decide to retain our cash, rather than distribute it, to repay debt, acquire assets, or for other reasons. If these timing differences occur, we may borrow funds to pay dividends or pay dividends through the distribution of other property (including shares of our stock) to meet the distribution requirements, while preserving our cash. Alternatively, subject to certain conditions and limitations, we may declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation. In such case, for U.S. federal income tax purposes, taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

We calculate our REIT taxable income based upon the conclusion that the lessor is the owner of the hotels for U.S. federal income tax purposes. As a result, we expect that the depreciation deductions with respect to the hotels owned by the lessors will reduce our REIT taxable income. This conclusion is consistent with the conclusion above that the leases of our hotels will be treated as true leases for U.S. federal income tax purposes. If, however, the IRS were to challenge successfully this position, in addition to failing in all likelihood the 75% and 95% gross income tests described above, we also might be deemed retroactively to have failed to meet the REIT distribution requirements and would have to rely on the payment of a “deficiency dividend” in order to retain REIT status.

If our taxable income for a particular year is subsequently determined to have been understated, we may be able to rectify a resultant failure to meet the distribution requirements for a year by paying “deficiency dividends” to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing REIT qualification or being taxed on amounts distributed as deficiency dividends, subject to the 4% excise tax described above. We will be required to pay interest based on the amount of any deduction taken for deficiency dividends.

Earnings and Profits Distribution Requirement

A REIT is not permitted to have accumulated earnings and profits attributable to non-REIT years. A REIT has until the close of its first taxable year in which it has non-REIT earnings and profits to distribute all such earnings and profits. To comply with this requirement, we made the Purging Distribution. While we believe that the Purging Distribution satisfies the requirements relating to the distribution of our pre-REIT accumulated earnings and profits, there can be no assurance that the IRS will agree with our or Hilton Worldwide’s calculation or allocation of earnings and profits to us. If the IRS is successful in asserting that we have additional amounts of pre-REIT earnings and profits, there are procedures generally available to cure any failure to distribute all of our pre-REIT earnings and profits, but there can be no assurance that we will be able to successfully implement such procedures. Hilton Worldwide received a ruling from the IRS (“IRS Ruling”), which addresses, in addition to certain aspects of the treatment of the spin-off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock.

Interest Deduction Limitation Enacted

Commencing in taxable years beginning after December 31, 2017, Section 163(j) of the Code limits the deductibility of net interest expense paid or accrued on debt properly allocable to a trade or business to 30% of “adjusted taxable income,” subject to certain exceptions. Any deduction in excess of the limitation is carried forward and may be used in a subsequent year, subject to the 30% limitation. Adjusted taxable income is determined without regard to certain deductions, including those for net interest expense, net operating loss carryforwards and, for taxable years beginning before January 1, 2022, depreciation, amortization and depletion. Provided the taxpayer makes a timely election (which is irrevocable), the 30% limitation does not apply to a trade or business involving real property development, redevelopment, construction, reconstruction, rental, operation, acquisition, conversion, disposition, management, leasing or brokerage, within the meaning of Section 469(c)(7)(C) of the Code. If this election is made, depreciable real property (including certain improvements) held by the relevant trade or business must be depreciated under the alternative depreciation system under the Code, which is generally less favorable than the generally applicable system of depreciation under the Code. Although the matter is not free from doubt, we believe that leasing our hotels to our TRS Lessees generally should constitute a real property trade or business, and we may elect not to have the interest deduction limitation apply to that trade or business. If we do not make the election or if the election is determined not to be available with respect to all or certain of our business activities, the new interest deduction limitation could result in us having more REIT taxable income and thus increase the amount of distributions we must make to comply with the REIT requirements and avoid incurring corporate-level tax.

Prohibited Transactions

Net income that we derive from a prohibited transaction is subject to a 100% tax. The term “prohibited transaction” generally includes a sale or other disposition of property (other than foreclosure property, as discussed below) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business. Whether property is held as inventory or “primarily for sale to customers in the ordinary course of a trade or business” depends on the particular facts and circumstances. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We hold hotels for investment with a view to long-term appreciation, engage in the business of acquiring and owning hotels, and we currently intend to make sales of hotels consistent with our investment objectives. However, some of our sales may not satisfy certain safe harbor provisions of the Code and there can be no assurance that the IRS might not contend that one or more of these sales are subject to the 100% tax.

Like-Kind Exchanges

We may dispose of properties in transactions intended to qualify as like-kind exchanges under the Code. Such like-kind exchanges are intended to result in the deferral of gain for U.S. federal income tax purposes. The failure of this or any another such transaction to qualify as a like-kind exchange could require us to pay U.S. federal income tax including the built-in gains tax and possibly including the 100% prohibited transaction tax, depending on the facts and circumstances surrounding the particular transaction. Effective for exchanges completed after December 31, 2017 (subject to certain transitional rules), the preferential tax treatment applicable to like-kind exchanges is limited to exchanges of real property not held primarily for sale. Previously, the like-kind exchange provisions also applied to personal property not held for sale. Accordingly, for exchanges completed after December 31, 2017, exchanges of personal property and intangible property will not qualify for deferred treatment. We intend to identify one or more assets currently owned by Chesapeake as replacement property to be acquired in like-kind exchanges initiated by Park.

Foreclosure Property

Foreclosure property is real property and any personal property incident to such real property (1) that we acquire as the result of having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after a default (or upon imminent default) on a lease of the property or a mortgage loan held by us and secured by the property, (2) for which we acquired the related loan or lease at a time when default was not imminent or anticipated and (3) with respect to which we made a proper election to treat the property as foreclosure property.

We generally will be subject to tax at the maximum corporate rate (effective for taxable years beginning after December 31, 2017, 21%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property. We do not anticipate receiving any income from foreclosure property that does not qualify for purposes of the 75% gross income test.

Tax on Built-In Gains

If we dispose of any appreciated assets acquired from a C corporation in a transaction in which the adjusted tax basis of the assets in our hands is less than the fair market value of the assets, determined at the time we acquired such assets, during the 5-year period following the acquisition of such assets, we will be subject to tax at the highest corporate tax rate on the lesser of (i) the amount of gain that we recognize at the time of the sale or disposition and (ii) the amount of gain that we would have recognized if we had sold the assets at the time that we acquired them. The results described in this paragraph assume that the non-REIT C corporation will not elect, in lieu of this treatment, to be subject to an immediate tax when the asset is acquired by us. Any gain from the sale of property acquired by us in an exchange under Section 1031 (a like-kind exchange, as described above) or Section 1033 (an involuntary conversion) of the Code is excluded from the application of this built-in gains tax.

With respect to the appreciated assets that we acquired in the spin-off from Hilton Worldwide, if we dispose of any such appreciated assets during the five-year period following the effective date of our REIT election (the “Specified Period”), we will be subject to tax as described above. We would be subject to this tax liability even if we qualify and maintain our status as a REIT. The amount of tax could be significant.

Any recognized built-in gain will retain its character as ordinary income or capital gain and will be taken into account in determining REIT taxable income and our REIT distribution requirement. Any tax on the recognized built-in gain will reduce our REIT taxable income. If we choose to dispose of any assets within the Specified Period, we will attempt to utilize various tax planning strategies, including like-kind exchanges, to mitigate the exposure to the built-in gains tax. Gain from a sale of an asset occurring after the Specified Period ends will not be subject to this corporate-level tax.

Recordkeeping Requirements Regarding Stockholders

We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding shares of stock and maintaining our qualification as a REIT.

Penalty Tax

Any redetermined rents, redetermined deductions, excess interest, or redetermined TRS service income will be subject to a 100% penalty tax. In general, “redetermined rents” are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS, “redetermined deductions” and excess interest represent any amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations or if the interest payments were at a commercially reasonable rate, and “redetermined TRS service income” is gross income of a TRS attributable to services provided to us (less deductions properly allocable thereto) that are in excess of the amounts that would have been deducted based on arm’s-length negotiations. It is our policy to evaluate material intercompany transactions and to attempt to set the terms of such transactions so as to achieve substantially the same result as would have been achieved if the parties were unrelated. As a result, we believe that (i) all material transactions between and among us and the entities in which we own a direct or indirect interest have been and will continue to be negotiated and structured with the intention of achieving an arm’s-length result, (ii) the potential application of the 100% penalty tax will not have a material effect on us and (iii) the potential application of Section 482 of the Code will not have a material effect on us. Furthermore, rents that we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Application of the 100% penalty tax would apply, for example, to the extent we were found to have charged any TRS Lessee rent in excess of an arm’s-length rent and application of Section 482 of the Code depends on whether, as a factual matter, transactions between commonly controlled entities are at arm’s-length. We cannot assure you that we will not be subject to the 100% penalty tax or that Section 482 of the Code will not apply to reallocate income between or among us or any of our affiliated entities.

From time to time, our TRSs may provide services to our tenants. We intend to set the fees paid to our TRSs for such services at arm’s-length rates, although the fees paid may not satisfy the safe harbor provisions described above. These determinations are inherently factual, and the IRS has broad discretion to assert that amounts paid between related parties should be reallocated to clearly reflect their respective incomes. If the IRS successfully made such an assertion, we would be required to pay a 100% penalty tax on the excess of an arm’s-length fee for tenant services over the amount actually paid.

Failure to Qualify

If we fail to satisfy one or more requirements for REIT qualification other than the income or asset tests, we could avoid disqualification as a REIT if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. Relief provisions are also available for failures of the income tests and asset tests, as described above in “—Income Tests” and “—Asset Tests.”

If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions described above do not apply, we will be subject to tax, including any applicable alternative minimum tax (for our taxable year ended December 31, 2017), on our taxable income at regular corporate rates. We cannot deduct distributions to stockholders in any year in which we are not a REIT, nor would we be required to make distributions in such a year. In this situation, to the extent of current and accumulated earnings and profits (as determined for U.S. federal income tax purposes), distributions to stockholders will be taxable as regular corporate dividends. Such dividends paid to U.S. stockholders that are individuals, trusts and estates may be taxable at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends. Such dividends, however, would not be eligible for the 20% deduction on “qualified” REIT dividends generally available to U.S. stockholders that are individuals, trusts or estates for taxable years beginning after December 31, 2017 and before January 1, 2026. In addition, subject to the limitations of the Code, corporate distributees may be eligible for the dividends received deduction. Unless we are entitled to relief under specific statutory provisions, we also will be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which we lose our qualification. It is not possible to state whether, in all circumstances, we will be entitled to this statutory relief.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to taxable U.S. stockholders. A “U.S. stockholder” is any beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the U.S.;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the U.S. or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (1) with respect to which a court within the U.S. is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) that has a valid election is in place under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its tax advisor as to the tax consequences of the acquisition, ownership and disposition of our common stock.

Distributions

For such time as we qualify to be taxed as a REIT, the distributions that we make to our taxable U.S. stockholders out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) that we do not designate as capital gain dividends generally will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for corporations. With limited exceptions, our dividends are not eligible for taxation at the preferential income tax rates (i.e., the 20% maximum U.S. federal rate) for qualified dividends received by most U.S. stockholders that are individuals, trusts or estates from taxable C corporations. However, for taxable years beginning after December 31, 2017 and prior to January 1, 2026, generally U.S. stockholders that are individuals, trusts or estates may deduct 20% of the aggregate amount of ordinary dividends distributed by us, subject to certain limitations. Such stockholders, however, may be taxed at the preferential rates on dividends designated as qualified dividend income by and received from REITs, provided certain requirements described below are met, to the extent that the dividends are attributable to:

•	income retained by the REIT in the prior taxable year on which the REIT or a predecessor was subject to corporate-level income tax (less the amount of tax);

•

qualified dividends received by the REIT during such taxable year from domestic TRSs, other taxable domestic C corporations and certain “qualifying foreign corporations” that satisfy certain requirements (discussed below); or

•

income recognized in the prior taxable year from sales of “built-in gain” property acquired by the REIT from C corporations in carryover basis transactions (less the amount of corporate tax on such income).

A foreign corporation generally will be a “qualifying foreign corporation” if it is incorporated in a possession of the U.S., the corporation is eligible for benefits of an income tax treaty with the U.S. which the IRS determines is satisfactory, or the stock on which the dividend is paid is readily tradable on an established securities market in the U.S. However, if a foreign corporation is a foreign personal holding company, a foreign investment company or a passive foreign investment company, then it will not be treated as a qualifying foreign corporation, and the dividends we receive from such an entity would not constitute qualified dividend income.

In addition, even if we designate certain dividends as qualified dividend income to our stockholders, the U.S. stockholder will have to meet certain other requirements for the dividend to qualify for taxation at capital gains rates. For example, the U.S. stockholder will only be eligible to treat the dividend as qualifying dividend income if the U.S. stockholder is taxed at individual rates and meets certain holding requirements. In general, to treat a particular dividend as qualified dividend income, a U.S. stockholder will be required to hold our stock for more than 60 days during the 121-day period beginning on the date which is 60 days before the date on which the stock becomes ex-dividend. Moreover, in no case may the amount we designate as qualified dividend income exceed the amount we distribute to our stockholders as dividends with respect to the taxable year. If we designate any portion of a dividend as qualified dividend income, a U.S. stockholder will receive an IRS Form 1099-DIV indicating the amount that will be taxable to the stockholder as qualified dividend income

On March 9, 2017 we paid the Purging Distribution in a combination of cash and our common stock. The portion that was paid in cash represented approximately 20% of the total amount distributed to all stockholders. As discussed above under “—Taxation of REITs in General—Annual Distribution Requirements—Earnings and Profits Distribution Requirement,” Hilton Worldwide received an IRS Ruling, which addresses, in addition to certain aspects of the treatment of the spin-off, certain tax issues relevant to our payment of the Purging Distribution in a combination of cash and our stock. If in the future we declare a taxable dividend payable in cash or stock at the election of each stockholder, where the aggregate amount of cash to be distributed in such dividend may be subject to limitation, taxable U.S. stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits.

Distributions that we designate as capital gain dividends generally will be taxed to our U.S. stockholders as long-term capital gains, to the extent that such distributions do not exceed our actual net capital gain for the taxable year, without regard to the period for which the stockholder that receives such distribution has held its stock. We may elect to retain and pay taxes on some or all of our net long-term capital gains, in which case we may elect to apply provisions of the Code that treat our U.S. stockholders as having received, solely for tax purposes, our undistributed capital gains, and the stockholders as receiving a corresponding credit for taxes that we paid on such undistributed capital gains. See “—Taxation of REITs in General—Annual Distribution Requirements.” U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of U.S. stockholders that are individuals, trusts and estates, and effective for taxable years beginning after December 31, 2017, 21% in the case of U.S. stockholders that are corporations. Capital gains attributable to the sale of depreciable real property held for more than twelve months are subject to a 25% maximum U.S. federal income tax rate for taxpayers who are taxed as individuals, to the extent of previously claimed depreciation deductions.

Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will represent a return of capital and will not be taxable to a stockholder to the extent that the amount of such distributions does not exceed the adjusted basis of the stockholder’s shares in respect of which the distributions were made. Rather, the distribution will reduce the adjusted basis of the stockholder’s shares. To the extent that such distributions exceed the adjusted basis of a stockholder’s shares, the stockholder generally must include such distributions in income as long-term capital gain if the shares of stock have been held for more than one year, or short-term capital gain if the shares of stock have been held for one year or less. In addition, any dividend that we declare in October, November or December of any year and that is payable to a stockholder of record on a specified date in any such month will be treated as received by the stockholder on December 31 of such year, provided that we actually pay the dividend before January 31 of the following calendar year.

To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that we must make to comply with the REIT distribution requirements. See “—Taxation of REITs in General—Annual Distribution Requirements.” Such losses, however, are not passed through to stockholders and do not offset income of stockholders from other sources, nor would such losses affect the character of any distributions that we make, which are generally subject to tax in the hands of stockholders to the extent that we have current or accumulated earnings and profits.

Dispositions of Our Stock

If a U.S. stockholder sells or disposes of shares of our stock, it generally will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property received on the sale or other disposition and the stockholder’s adjusted tax basis in the shares of stock. In general, capital gains recognized by individuals, trusts or estates upon the sale or disposition of our stock will be subject to a maximum U.S. federal income tax rate of 20% if the stock is held for more than one year, and will be taxed at ordinary income rates (of up to 37% for taxable years beginning after December 31, 2017 and before January 1, 2026) if the stock is held for one year or less. Gains recognized by stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 21%, effective for taxable years beginning after December 31, 2017, whether or not such gains are classified as long-term capital gains. The IRS has the authority to prescribe, but has not yet prescribed, Treasury regulations that would apply a capital gain tax rate of 25% (which is higher than the long-term capital gain tax rates for non-corporate U.S. stockholders) to a portion of capital gain realized by a non-corporate U.S. stockholder on the sale of shares of our stock that would correspond to our “unrecaptured Section 1250 gain.” U.S. stockholders should consult with their tax advisors with respect to their capital gain tax liability.

Capital losses recognized by a stockholder upon the disposition of our stock that was held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the stockholder but not ordinary income (except in the case of individuals, who may also offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of shares of our stock by a stockholder who has held the shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of actual or deemed distributions that we make that are required to be treated by the stockholder as long-term capital gain.

If a stockholder recognizes a loss upon a subsequent disposition of our stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury regulations involving “reportable transactions” could apply, with a resulting requirement to separately disclose the loss-generating transaction to the IRS. These regulations, though directed towards “tax shelters,” are broadly written, and apply to transactions that would not typically be considered tax shelters. The Code imposes significant penalties for failure to comply with these requirements. U.S. stockholders should consult their tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our stock, or transactions that we might undertake directly or indirectly. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

Passive Activity Losses and Investment Interest Limitations

Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any “passive losses” against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, qualified dividend income or capital gains from the disposition of common stock as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts. We will notify stockholders regarding the portions of our distributions for each year that constitute ordinary income, return of capital and qualified dividend income.

Medicare Tax on Unearned Income

Certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on “net investment income” (or, in the case of an estate or trust, on “undistributed net investment income”), which includes, among other things, dividends on and gains from the sale or other disposition of REIT stock. The temporary 20% deduction allowed by Section 199A of the Code, as added by H.R. 1, with respect to ordinary REIT dividends received by non-corporate taxpayers is allowed only for purposes of Chapter 1 of the Code and thus is apparently not allowed as a deduction allocable to such dividends for purposes of determining the amount of net investment income subject to the 3.8% Medicare tax, which is imposed under Chapter 2A of the Code. U.S. stockholders should consult their tax advisors regarding this tax on net investment income.

Taxation of Non-U.S. Stockholders

The following is a summary of the material U.S. federal income tax consequences of the ownership and disposition of our stock applicable to non-U.S. stockholders. A “non-U.S. stockholder” is any beneficial owner of our common stock, including a partner in a partnership that owns our common stock, that is not a U.S. stockholder.

Ordinary Dividends

The portion of dividends received by non-U.S. stockholders that (1) is payable out of our earnings and profits, (2) is not attributable to capital gains from the disposition of a U.S. real property interest that we recognize and (3) is not effectively connected with a U.S. trade or business of the non-U.S. stockholder, will be subject to U.S. withholding tax at the rate of 30%, unless reduced or eliminated by treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

In general, non-U.S. stockholders will not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock. In cases where the dividend income from a non-U.S. stockholder’s investment in our stock is, or is treated as, effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such dividends. Such effectively connected income must generally be reported on a U.S. income tax return filed by or on behalf of the non-U.S. stockholder. The income may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the case of a non-U.S. stockholder that is a corporation.

Non-Dividend Distributions

Unless our stock constitutes a U.S. real property interest (“USRPI”), distributions that we make which are not dividends out of our earnings and profits will not be subject to U.S. federal income tax. If we cannot determine at the time a distribution is made whether or not the distribution will exceed current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. The non-U.S. stockholder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits. If our stock constitutes a USRPI, as described below, distributions that we make in excess of the sum of (1) the stockholder’s proportionate share of our earnings and profits, plus (2) the stockholder’s basis in its stock, will be taxed under FIRPTA, at the rate of tax, including any applicable capital gains rates, that would apply to a U.S. stockholder of the same type (i.e., an individual or a corporation, as the case may be), and the collection of the tax will be enforced by a withholding at a rate of 15% of the amount by which the distribution exceeds the stockholder’s share of our earnings and profits.

Capital Gain Dividends

Under FIRPTA, a distribution that we make to a non-U.S. stockholder, to the extent attributable to gains from dispositions of USRPIs that we held directly or through pass-through subsidiaries (“USRPI capital gains”) will, except as described below, be considered effectively connected with a U.S. trade or business of the non-U.S. stockholder and will be subject to U.S. income tax at the rates applicable to U.S. individuals or corporations, without regard to whether we designate the distribution as a capital gain dividend. See “—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Ordinary Dividends,” for a discussion of the consequences of income that is effectively connected with a U.S. trade or business. In addition, we will be required to withhold tax equal to 21% of the maximum amount that could have been designated as USRPI capital gain dividends. Distributions subject to FIRPTA may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) in the hands of a non-U.S. stockholder that is a corporation. A distribution is not attributable to USRPI capital gain if we held an interest in the underlying asset solely as a creditor.

Capital gain dividends received by a non-U.S. stockholder that are attributable to dispositions of our assets other than USRPIs are not subject to U.S. federal income or withholding tax, unless (1) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, except that a non-U.S. stockholder that is a corporation may also be subject to a branch profits tax at the rate of 30% (unless reduced or eliminated by treaty) or (2) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the U.S., in which case the non-U.S. stockholder will incur a 30% tax on his capital gains.

We believe that a significant portion of our assets are USRPIs and we expect that a significant portion of our assets will continue to be USRPIs.

A capital gain dividend that would otherwise have been treated as a USRPI capital gain will not be so treated or be subject to FIRPTA or the branch profits tax, and generally will not be treated as income that is effectively connected with a U.S. trade or business, but instead will be treated in the same manner as an ordinary dividend (see “—Taxation of Stockholders—Taxation of Non-U.S. Stockholders—Ordinary Dividends”), if (1) the capital gain dividend is received with respect to a class of stock that is “regularly traded” on an established securities market located in the U.S. and (2) the recipient non-U.S. stockholder does not own more than 10% of that class of stock at any time during the year ending on the date on which the capital gain dividend is received. We believe that our common stock currently is and will continue to be “regularly traded” on an established securities exchange. In addition, distributions to certain non-U.S. publicly traded stockholders that meet certain record-keeping and other requirements (“qualified stockholders”) are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our common stock. Furthermore, distributions to “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

Dispositions of Our Common Stock

Gain recognized by a non-U.S. stockholder upon the sale or exchange of our stock generally would not be subject to U.S. federal income taxation unless:

•

the investment in our common stock is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to any gain;

•

the non-U.S. stockholder is a nonresident alien individual who is present in the U.S. for 183 days or more during the taxable year and has a tax home in the U.S., in which case the nonresident alien individual will be subject to a 30% tax on the individual’s net capital gains for the taxable year; or

•	our common stock constitutes a USPRI within the meaning of FIRPTA, as described below.

Our common stock will constitute a USRPI unless we are a domestically controlled REIT. We intend to take the position that we will be a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of our stock is held directly or indirectly by non-U.S. stockholders.

As described above, our certificate of incorporation contains restrictions designed to protect our status as a domestically controlled REIT, and we believe that we will be and will remain a domestically controlled REIT, and that a sale of our common stock should not be subject to taxation under FIRPTA. However, because our stock is publicly traded, no assurance can be given that we are or will be a domestically controlled REIT. Even if we were not a domestically controlled REIT, a sale of our common stock by a non-U.S. stockholder would nevertheless not be subject to taxation under FIRPTA as a sale of a USRPI if:

•	our common stock were “regularly traded” on an established securities market; and

•

the non-U.S. stockholder did not actually, or constructively under specified attribution rules under the Code, own more than 10% of our common stock at any time during the shorter of the five-year period preceding the disposition or the holder’s holding period.

Specific “wash sale” rules applicable to sales of shares of stock in a domestically controlled qualified investment entity could result in gain recognition, taxable under FIRPTA, upon the sale or other taxable disposition of our stock even if we are a domestically controlled qualified investment entity. These rules would apply if the non-U.S. stockholder (1) disposes of our stock within a 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from the sale or exchange of a USRPI, and (2) acquires, or enters into a contract or option to acquire, or is deemed to acquire, other shares of our stock during the 61-day period beginning with the first day of the 30-day period described in clause (1). A sale or other taxable disposition of our stock is not treated as an applicable “wash sale” transaction if the stock is “regularly traded” on an established securities market in the U.S. and the selling non-US stockholder has not held more than 5% of the regularly traded stock during the one-year period ending on the date of such distribution described in clause (1).

In addition, dispositions of our common stock by qualified stockholders are exempt from FIRPTA, except to the extent owners of such qualified stockholders that are not also qualified stockholders own, actually or constructively, more than 10% of our common stock. An actual or deemed disposition of our common stock by such stockholders may also be treated as a dividend. Furthermore, dispositions of our common stock by “qualified foreign pension funds” or entities all of the interests of which are held by “qualified foreign pension funds” are exempt from FIRPTA. Non-U.S. stockholders should consult their tax advisors regarding the application of these rules.

We believe that our common stock currently is and will continue to be regularly traded on an established securities market. If gain on the sale or exchange of our common stock were subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to regular U.S. federal income tax with respect to any gain in the same manner as a taxable U.S. stockholder, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals. In such case, under FIRPTA the purchaser of common stock may be required to withhold 15% of the purchase price and remit this amount to the IRS.

U.S. Federal Income Tax Returns

If a non-U.S. stockholder is subject to taxation under FIRPTA on proceeds from the sale of our common stock or on capital gain distributions, the non-U.S. stockholder will be required to file a U.S. federal income tax return.

NON-U.S. STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES OF OWNING OUR STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

Taxation of Tax-Exempt Stockholders

Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they may be subject to taxation on their unrelated business taxable income (“UBTI”). While some investments in real estate may generate UBTI, the IRS has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that (1) a tax-exempt stockholder has not held our stock as “debt financed property” within the meaning of the Code (i.e., where the acquisition or holding of the property is financed through a borrowing by the tax-exempt stockholder) and (2) our stock is not otherwise used in an unrelated trade or business, distributions that we make and income from the sale of our stock generally should not give rise to UBTI to a tax-exempt stockholder.

Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Code, respectively, or single parent title-holding corporations exempt under Section 501(c)(2) and whose income is payable to any of the aforementioned tax-exempt organizations, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our common stock. These investors should consult their tax advisors concerning these “set aside” and reserve requirements.

In certain circumstances, a pension trust that owns more than 10% of our stock could be required to treat a percentage of any dividends received from us as UBTI if we are a “pension-held REIT.” We will not be a pension-held REIT unless (1) we are required to “look through” one or more of our pension trust stockholders to satisfy the REIT “closely held” test and (2) either (a) one pension trust owns more than 25% of the value of our stock or (b) one or more pension trusts, each individually holding more than 10% of the value of our stock, collectively own more than 50% of the value of our stock. Certain restrictions on ownership and transfer of shares of our stock generally should prevent a tax-exempt entity from owning more than 10% of the value of our stock and generally should prevent us from becoming a pension-held REIT.

TAX-EXEMPT STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF OWNING OUR STOCK.

Backup Withholding Tax and Information Reporting

U.S. Stockholders of Our Common Stock

In general, information reporting requirements will apply to payments of dividends on and payments of the proceeds of the sale of our common stock held by U.S. stockholders, unless an exception applies. The applicable withholding agent is required to withhold tax on such payments if (i) the payee fails to furnish a taxpayer identification number (a “TIN”) to the payor or to establish an exemption from backup withholding, or (ii) the IRS notifies the payor that the TIN furnished by the payee is incorrect. In addition, the applicable withholding agent with respect to the dividends on our common stock is required to withhold tax if (i) there has been a notified payee under-reporting with respect to interest, dividends or original issue discount described in Section 3406(c) of the Code, or (ii) there has been a failure of the payee to certify under the penalty of perjury that the payee is not subject to backup withholding under the Code. A U.S. stockholder that does not provide the applicable withholding agent with a correct TIN may also be subject to penalties imposed by the IRS. In addition, we may be required to withhold a portion of capital gain distributions to any U.S. stockholders who fail to certify their U.S. status to us.

Some U.S. stockholders of our common stock, including corporations, may be exempt from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a U.S. stockholder will be allowed as a credit against the U.S. stockholder’s U.S. federal income tax and may entitle the stockholder to a refund, provided that the required information is furnished to the IRS. The applicable withholding agent will be required to furnish annually to the IRS and to U.S. stockholders of our common stock information relating to the amount of dividends paid on our common stock, and that information reporting may also apply to payments of proceeds from the sale of our common stock. Some U.S. stockholders, including corporations, financial institutions and certain tax-exempt organizations, are generally not subject to information reporting.

Non-U.S. Stockholders of Our Common Stock

Generally, information reporting will apply to payments of interest and dividends on our common stock, and backup withholding described above for a U.S. stockholder will apply, unless the payee certifies that it is not a U.S. person or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of a U.S. or foreign broker will be subject to information reporting and backup withholding as described above for U.S. stockholders unless the non-U.S. stockholder satisfies the requirements necessary to be an exempt non-U.S. stockholder or otherwise qualifies for an exemption. The proceeds of a disposition by a non-U.S. stockholder of our common stock to or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income from all sources for specified periods is from activities that are effectively connected with a U.S. trade or business, a foreign partnership if partners who hold more than 50% of the interest in the partnership are U.S. persons, or a foreign partnership that is engaged in the conduct of a trade or business in the U.S., then information reporting generally will apply as though the payment was made through a U.S. office of a U.S. or foreign broker.

Other Tax Considerations

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. We cannot give you any assurances as to whether, or in what form, any proposals affecting REITs or their stockholders will be enacted. Changes to the U.S. federal tax laws and interpretations thereof could adversely affect an investment in our common stock. As noted above, H.R. 1 was signed into law by the President on December 22, 2017. H.R. 1 significantly changed the U.S. federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. We cannot predict the long-term effect of H.R. 1 or any future law changes on REITs or their stockholders. Taxpayers should consult with their tax advisors regarding the effect of H.R. 1 on their particular circumstances (including the impact of other changes enacted as part of H.R. 1 that do not directly relate to REITs and that are not discussed herein).

Foreign Account Tax Compliance Act

Withholding at a rate of 30% generally will be required in certain circumstances on dividends in respect of our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the U.S. and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the U.S. and an applicable foreign country, or other guidance, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, in certain circumstances, dividends in respect of our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions generally will be subject to withholding at a rate of 30%, unless such entity either (i) certifies that such entity does not have any “substantial U.S. owners” or (ii) provides certain information regarding the entity’s “substantial U.S. owners,” which we will in turn provide to the IRS. Under these withholding rules, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined above) who own shares of our common stock through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. We will not pay any additional amounts to stockholders in respect of any amounts withheld. Investors should consult their tax advisors regarding the possible implications of these rules on their investment in our common stock.

State, Local and Foreign Taxes

We and our subsidiaries and stockholders may be subject to state, local or non-U.S. taxation in various jurisdictions including those in which we or they transact business, own property or reside. Our state, local or

non-U.S. tax treatment and that of our stockholders may not conform to the U.S. federal income tax treatment discussed above. Any non-U.S. taxes that we incur do not pass through to stockholders as a credit against their U.S. federal income tax liability. Investors are urged to consult their tax advisors regarding the application and effect of state, local and non-U.S. income and other tax laws on an investment in our stock.

DESCRIPTION OF CAPITAL STOCK OF PARK

The following description of certain terms of Park common stock is a summary and is qualified in its entirety by reference to the Park charter and the Park by-laws, which are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and by the DGCL. See “Where You Can Find More Information.”

General

Park’s authorized capital stock consists of 6,000,000,000 shares of common stock, par value $0.01 per share, and 600,000,000 shares of preferred stock, par value $0.01 per share.

Subject to the provisions in the Park charter regarding the restrictions on ownership and transfer of shares of Park common stock discussed below under the caption “—Restrictions on Ownership and Transfer,” holders of shares of Park common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by Park stockholders generally. The holders of Park common stock do not have cumulative voting rights in the election of directors.

Upon Park’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of Park’s preferred stock having liquidation preferences, if any, the holders of Park common stock will be entitled to receive pro rata Park’s remaining assets available for distribution. The common stock is not subject to further calls or assessment by Park. Holders of Park common stock do not have preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to Park common stock. The rights, powers, preferences and privileges of holders of Park common stock are subject to those of the holders of any shares of Park’s preferred stock that Park may authorize and issue in the future.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend is subject to the discretion of the Park Board.

Restrictions on Ownership and Transfer

Holders of Park common stock will be subject to the ownership restrictions of the Park charter. In order for Park to qualify as a REIT for federal income tax purposes, Park common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than Park’s taxable year ended December 31, 2017) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of Park common stock may be owned, directly, indirectly or through attribution, by five or fewer individuals (as defined in the Code to include certain entities such as qualified pension plans) during the last half of a taxable year (other than Park’s taxable year ended December 31, 2017). In addition, if Park or one or more owners of 10% or more of Park common stock actually or constructively own 10% or more of a tenant (or subtenant) of Park’s, the rent received by Park from such tenant generally will not be qualifying income for purposes of the REIT gross income tests of the Code, unless the tenant qualifies as a TRS (and Park does not own, actually or constructively, 10% or more of a subtenant), and the leased property is a “qualified lodging facility” operated by an “eligible independent contractor” under the Code.

An “eligible independent contractor” means, with respect to any “qualified lodging facility,” any “independent contractor” if, at the time such contractor enters into a management agreement to operate such qualified lodging facility, such contractor is actively engaged in the trade or business of operating qualified lodging facilities for any person who is not a related person with respect to Park or Park’s TRS Lessees. An “independent contractor” means any person (i) who does not own, directly or indirectly, more than 35% of shares of Park common stock and (ii) if such person is a corporation, not more than 35% of the total combined voting power of whose stock (or 35% of the total shares of all classes of whose stock) or, if such person is not a corporation, not more than 35% of the interest in whose assets or net profits is owned, directly or indirectly, by one or more persons owning 35% or more of the shares of Park common stock, in each case, taking into account certain attribution rules. Since Park common stock is regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of the shares of Park common stock are taken into account as owning any shares of Park common stock for purposes of applying the 35% limitation in clause (ii) of the preceding sentence (but all of Park’s outstanding shares are considered outstanding to compute the denominator for purpose of determining the applicable percentage of ownership).

To assist Park in complying with the limitations on the concentration of ownership of Park common stock imposed by the Code, the Park charter contains restrictions on the ownership and transfer of Park common stock. Subject to the exceptions described below, no person or entity (other than a person or entity that has been granted an exemption) may directly or indirectly beneficially own, or be deemed to own by virtue of the applicable constructive ownership provisions of the Code, more than 9.8%, in value or in number of shares, whichever is more restrictive, of Park’s outstanding common stock, or more than 9.8%, in value or in number of shares, whichever is more restrictive, of any outstanding class or series of Park’s preferred stock. Park refers to these restrictions, collectively, as the “ownership limit.”

The constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 9.8% of Park’s outstanding common stock or 9.8% of any class or series of Park’s preferred stock, or the acquisition of an interest in an entity that owns Park stock, could, nevertheless, cause the acquiror or another individual or entity to own Park stock in excess of the ownership limit.

The Park Board may, upon receipt of certain representations and agreements and in its sole discretion, prospectively or retroactively, waive the ownership limit and establish an excepted holder limit, for a particular stockholder if the stockholder’s ownership in excess of the ownership limit would not result in Park being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of Park’s TRS Lessees failing to qualify as such). As a condition of granting a waiver of the ownership limit or creating or modifying an excepted holder limit, the Park Board may, but is not required to, require an opinion of counsel or IRS ruling satisfactory to the Park Board as it may deem necessary or advisable to determine or ensure Park’s status as a REIT and may impose such other conditions or restrictions as it deems appropriate.

In connection with granting a waiver of the ownership limit or establishing or modifying an excepted holder limit, or at any other time, the Park Board may increase or decrease the ownership limit unless, after giving effect to any increased or decreased ownership limit, five or fewer persons could beneficially own, in the aggregate, more than 49.9% in value of the shares of Park stock then outstanding or Park would otherwise fail to qualify as a REIT (including, but not limited to, as a result of any “eligible independent contractor” that operates a “qualified lodging facility” (as such terms are defined in Section 856(d)(9)(A) and Section 856(d)(9)(D) of the Code, respectively) on behalf of Park’s TRS Lessees failing to qualify as such). A decreased ownership limit will not apply to any person or entity whose percentage of ownership of Park stock is in excess of the decreased ownership limit until the person or entity’s ownership of Park stock equals or falls below the decreased ownership limit, but any further acquisition of Park stock will be subject to the decreased ownership limit.

The Park charter also prohibits:

•

any person from beneficially or constructively owning shares of Park stock that would (or, in the sole judgment of the Park Board, could) result in Park being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause Park to fail to qualify as a REIT;

•

any person from beneficially or constructively owning shares of Park stock that would (or, in the sole judgment of the Park Board, could) result in (a) Park owning (directly, indirectly or as a result of constructive ownership) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by Park (either directly or indirectly through one or more subsidiaries of Park) from such tenant for the taxable year of Park during which such determination is being made would (or in the sole judgment of the Board, could) reasonably be expected to equal or exceed one percent (1%) of Park’s gross income (as determined for purposes of Section 856(c) of the Code) or (b) any manager or operator of a “qualified lodging facility,” within the meaning of Section 856(d)(9)(D) of the Code, leased by Park (or any subsidiary of Park) to one of Park’s TRSs failing to qualify as an “eligible independent contractor,” within the meaning of Section 856(d)(9)(A) of the Code, if, in the case of either clause (a) or (b), the income derived by Park from such tenant or such TRS, taking into account any other income of Park that would (or in the sole judgment of the Board, could) not qualify under the gross income requirements of Section 856(c) of the Code, would (or in the sole judgment of the Board, could) cause Park to fail to satisfy any of such gross income requirements;

•	any person from transferring shares of Park stock if the transfer would result in shares of Park stock being beneficially owned by fewer than 100 persons; and

•

any person from beneficially owning shares of Park stock to the extent such ownership would result in Park failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of Park stock that will or may violate the ownership limit or any of the other restrictions on ownership and transfer of Park stock, and any person who is the intended transferee of shares of Park stock that are transferred to a trust for the benefit of one or more charitable beneficiaries described below, must give immediate written notice to Park of such an event or, in the case of a proposed or attempted transfer, give at least 15 days’ prior written notice to Park and must provide Park with such other information as Park may request to determine the effect of the transfer on Park’s status as a REIT. The provisions of the Park charter relating to the restrictions on ownership and transfer of Park stock will not apply if the Park Board determines that it is no longer in Park’s best interests to continue to qualify as a REIT, or that compliance is no longer required in order for Park to qualify as a REIT.

Any attempted transfer of Park stock that, if effective, would result in Park stock being beneficially owned by fewer than 100 persons will be null and void. Any attempted transfer of Park stock that, if effective, would result in:

•	a violation of the ownership limit (or other exempted holder limit established by the Park Charter or Park Board);

•

Park being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or Park otherwise failing to qualify as a REIT;

•

(a) Park owning (directly, indirectly or as a result of constructive ownership) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by Park (either directly or indirectly through one or more subsidiaries of Park) from such tenant for the taxable year of Park during which such determination is being made would (or in the sole judgment of the Board, could) reasonably be expected to equal or exceed one percent (1%) of Park’s gross income (as determined for purposes of Section 856(c) of the Code) or (b) any manager or operator of a “qualified lodging facility,” within the meaning of Section 856(d)(9)(D) of the Code, leased by Park (or any subsidiary of Park) to one of Park’s TRSs failing to qualify as an “eligible independent contractor,” within the meaning of Section 856(d)(9)(A) of the Code, if, in the case of either clause (a) or (b), the income derived by Park from such tenant or such TRS, taking into account any other income of Park that would (or in the sole judgment of the Board, could) not qualify under the gross income requirements of Section 856(c) of the Code, would (or in the sole judgment of the Board, could) cause Park to fail to satisfy any of such gross income requirements; or

•	Park’s failing to qualify as a “domestically controlled qualified investment entity” within the meaning of Section 897(h) of the Code;

will cause the number of shares causing the violation (rounded up to the nearest whole share) to be transferred automatically to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares.

The automatic transfer will be effective as of the close of business on the business day before the date of the attempted transfer or other event that resulted in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent a violation of the applicable restrictions on ownership and transfer of Park stock, then the attempted transfer will be null and void if it is an attempted transfer that, if effective, would have resulted in:

•	a violation of the ownership limit (or other limit established by the Park charter or the Park Board);

•

Park being “closely held” under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or Park otherwise failing to qualify as a REIT;

•

(a) Park owning (directly, indirectly or as a result of constructive ownership) an interest in a tenant that is described in Section 856(d)(2)(B) of the Code if the income derived by Park (either directly or indirectly through one or more subsidiaries of Park) from such tenant for the taxable year of Park during which such determination is being made would (or in the sole judgment of the Board, could) reasonably be expected to equal or exceed one percent (1%) of Park’s gross income (as determined for purposes of Section 856(c) of the Code) or (b) any manager or operator of a “qualified lodging facility,” within the meaning of Section 856(d)(9)(D) of the Code, leased by Park (or any subsidiary of Park) to one of Park’s TRSs failing to qualify as an “eligible independent contractor,” within the meaning of Section 856(d)(9)(A) of the Code, if, in the case of either clause (a) or (b), the income derived by Park from such tenant or such TRS, taking into account any other income of Park that would (or in the sole judgment of the Board, could) not qualify under the gross income requirements of Section 856(c) of the Code, would (or in the sole judgment of the Board, could) cause Park to fail to satisfy any of such gross income requirements; or

•	Park failing to qualify as a “domestically controlled qualified investment entity.”

Shares of Park stock held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares of Park stock held in the trust and will have no rights to dividends and no rights to vote or other rights attributable to the shares of Park stock held in the trust. The trustee of the trust will exercise all voting rights and receive all dividends and other distributions with respect to shares held in the trust for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid before Park discovers that the shares have been transferred to a trust as described above must be repaid by the recipient to the trustee upon demand. Subject to Delaware law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority to rescind as void any vote cast by a proposed transferee before Park’s discovery that the shares have been transferred to the trust and to recast the vote in the sole discretion of the trustee. However, if Park has already taken irreversible corporate action, then the trustee may not rescind or recast the vote.

Within 20 days of receiving notice from Park of a transfer of shares to the trust, the trustee must sell the shares to a person that would be permitted to own the shares without violating the ownership limit or the other restrictions on ownership and transfer of Park stock in the Park charter. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the proposed transferee an amount equal to the lesser of:

•

the price paid by the proposed transferee for the shares or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, which generally will be the last sales price reported on the NYSE, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares.

The trustee must distribute any remaining funds held by the trust with respect to the shares to the charitable beneficiary. If the shares are sold by the proposed transferee before Park discovers that they have been transferred to the trust, the shares will be deemed to have been sold on behalf of the trust and the proposed transferee must pay to the trustee, upon demand, the amount, if any, that the proposed transferee received in excess of the amount that the proposed transferee would have received had the shares been sold by the trustee.

Shares of Park stock held in the trust will be deemed to be offered for sale to Park, or Park’s designee, at a price per share equal to the lesser of:

•

the price per share in the transaction that resulted in the transfer to the trust or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares at market price, the market price on the last trading day before the day of the event that resulted in the transfer of such shares to the trust; and

•	the market price on the date Park accepts, or Park’s designee accepts, such offer.

Park may accept the offer until the trustee has otherwise sold the shares of Park stock held in the trust. Upon a sale to Park, the interest of the charitable beneficiary in the shares sold will terminate and the trustee must distribute the net proceeds of the sale to the proposed transferee and distribute any dividends or other distributions held by the trustee with respect to the shares to the charitable beneficiary.

Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of Park stock, within 30 days after the end of each taxable year, must give Park written notice stating the person’s name and address, the number of shares of each class and series of Park stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner also must provide Park with any additional information that Park requests to determine the effect, if any, of the person’s beneficial ownership on Park’s status as a REIT and to ensure compliance with the ownership limit. In addition, any person or entity that is a beneficial owner or constructive owner of shares of Park stock and any person or entity (including the stockholder of record) who is holding shares of Park stock for a beneficial owner or constructive owner must, on request, disclose to Park in writing such information as Park may request to determine Park’s status as a REIT or to comply, or determine Park’s compliance, with the requirements of any governmental or taxing authority.

If the Park Board authorizes any of Park’s shares to be represented by certificates, the certificates will bear a legend referring to the restrictions described above.

These restrictions on ownership and transfer of Park stock could delay, defer or prevent a transaction or a change of control of Park that might involve a premium price for Park common stock or otherwise be in the best interests of Park’s stockholders.

Certain Provisions of Delaware Law, the Park Charter and the Park By-laws

Stockholder Meetings

The Park by-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Park Board. The Park charter provides that special meetings of the stockholders may be called only by or at the direction of the Park Board, the chairman of the Park Board or Park’s chief executive officer or upon the written demand of holders of not less than 25% of the total voting power of all the then outstanding shares of Park’s capital stock entitled to vote generally in the election of directors.

To the extent permitted under applicable law, Park may conduct meetings by remote communications, including by webcast.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, Park’s stockholders will have appraisal rights in connection with a merger or consolidation of Park. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Stockholders’ Derivative Actions

Under the DGCL, any of Park’s stockholders may bring an action in Park’s name to procure a judgment in Park’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Park’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and the stockholder continues to be a holder of Park’s shares throughout the course of the derivative litigation.

Exclusive Forum

The Park charter provides that unless Park consents to the selection of an alternative forum, the Delaware Court of Chancery shall, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of Park, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Park to Park or Park’s stockholders, (iii) action asserting a claim against Park or any director or officer of Park arising pursuant to any provision of the DGCL, the Park charter or the Park by-laws or (iv) action asserting a claim governed by the internal affairs doctrine. The exclusive forum provision in the Park charter is not intended to apply to claims under the federal securities laws. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of Park shall be deemed to have notice of and consented to the forum provisions in the Park charter.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Park charter includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of this provision is to eliminate the rights of Park and Park’s stockholders, including through stockholders’ derivative suits on Park’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.

The Park by-laws provide that Park must indemnify and advance expenses to Park’s directors and officers to the fullest extent permitted by Delaware law. Park also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. Park believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in the Park charter and the Park by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit Park and Park’s stockholders.

There is currently no pending material litigation or proceeding involving any of Park’s directors, officers or employees for which indemnification is sought.

Indemnification Agreements

Park has entered into indemnification agreements with each of its directors and executive officers and intends to enter into indemnification agreements with the additional directors that will be appointed in connection with the consummation of the Merger. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, Park has been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable.

Anti-Takeover Effects of the Park Charter and the Park By-laws

Restrictions on Ownership and Transfer

The restrictions on ownership and transfer of Park’s stock discussed under the caption “—Restrictions on Ownership and Transfer” prevent any person from acquiring more than 9.8% (in value or in number of shares, whichever is more restrictive) of Park’s outstanding common stock or more than 9.8% (in value or in number of shares, whichever is more restrictive) of any outstanding class or series of Park’s preferred stock without the approval of the Park Board. These provisions may delay, defer or prevent a change in control of Park.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock will make it possible for the Park Board to issue preferred stock with super-majority voting, special approval, dividend or other rights or preferences that could impede the success of any attempt to acquire Park or otherwise effect a change in control of Park. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of Park.

Park does not have a stockholder rights plan or any class or series of preferred stock designated in connection with such a plan, and if the Park Board were ever to adopt a stockholder rights plan in the future without prior stockholder approval, the Park Board would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.

Requirements for Advance Notification of Stockholder Nominations and Other Proposals; Filling Vacancies

The Park by-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Park Board or a committee of the Park Board. For any matter to be “properly brought” before a meeting, a stockholder will have to give timely notice in advance of the meeting and provide Park with certain information specified by the Park by-laws about the stockholder, its affiliates and any proposed business or nominee for election as a director, including information about the economic interest of the stockholder, its affiliates and any proposed nominee. Ordinarily, to be timely, a stockholder’s notice must delivered to Park at least 90 days but not more than 120 days before the first anniversary of the preceding year’s annual meeting. Additionally, vacancies and newly created directorships may be filled only by a majority of the directors then in office, even if less than a quorum, and not by the stockholders. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of Park.

Amendments to the Park By-laws

The Park charter provides that the Park Board is expressly authorized to make, alter or repeal the Park by-laws and that Park’s stockholders may only amend the Park by-laws by the affirmative vote of the holders of at least a majority of the voting power of all the then outstanding shares of stock of Park entitled to vote generally in the election of directors.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless the Park charter provides otherwise. The Park charter does not provide for cumulative voting.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Park stock entitled to vote thereon were present and voted, unless the Park charter provides otherwise. The Park charter provides that any action required or permitted to be taken by Park’s common stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.

Delaware Anti-Takeover Statute

Park recently opted out of Section 203 of the DGCL. Park’s decision to opt out of Section 203 will become effective April 29, 2020, 12 months after the Park charter that gave effect to the opt out became effective upon filing with the Secretary of State of the State of Delaware.

Section 203 provides that, subject to certain exceptions specified in the DGCL, a publicly held Delaware corporation shall not engage in certain “business combinations” with any “interested stockholder” for a three-year period after the date of the transaction in which the person became an interested stockholder. These provisions generally prohibit or delay the accomplishment of mergers, assets or stock sales or other takeover or change-in-control attempts that are not approved by a company’s board of directors.

In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•

prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (i) shares owned by persons who are directors and also officers and (ii) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of the corporation’s outstanding voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. Accordingly, Section 203 could have an anti-takeover effect with respect to certain transactions the Park Board does not approve in advance. The provisions of Section 203 may encourage companies interested in acquiring Park to negotiate in advance with the Park Board because the stockholder approval requirement would be avoided if the Park Board approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. However, Section 203 also could discourage attempts that might result in a premium over the market price for the shares of Park common stock held by stockholders. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

REIT Qualification

The Park charter provides that the Park Board may revoke or otherwise terminate Park’s REIT election, without approval of Park’s stockholders, if the Park Board determines that it is no longer in Park’s best interests to continue to qualify as a REIT.

Exchange Listing

Park common stock is listed, and will continue to be listed following the Effective Time, on the NYSE under the symbol “PK.”

Transfer Agent and Registrar

The transfer agent and registrar for Park common stock is Equiniti Trust Company.

COMPARISON OF RIGHTS OF PARK STOCKHOLDERS

AND CHESAPEAKE SHAREHOLDERS

The rights of Chesapeake shareholders are currently governed by and subject to the provisions of the MGCL, the Chesapeake charter and the Chesapeake bylaws. Upon consummation of the Merger, the rights of the former Chesapeake shareholders who receive shares of Park common stock will be governed by the DGCL, the Park charter and the Park by-laws.

The following is a summary of the material similarities and differences between the rights of Park stockholders (which will be the rights of Chesapeake shareholders following the Merger) and the rights of Chesapeake shareholders, but does not purport to be a complete description of those similarities or differences or a complete description of the terms of the Park common stock subject to issuance in the Merger.

Furthermore, the identification of some of the similarities or differences in the rights of such holders as material is not intended to indicate that other differences that may be equally important do not exist. You are urged to read carefully the relevant provisions of Maryland and Delaware law, as well as the governing corporate instruments of each of Park and Chesapeake, copies of which are available, without charge, to any person, including any beneficial owner to whom this proxy statement/prospectus is delivered, by following the instructions listed under “Where You Can Find More Information” beginning on page 175. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the Park charter and the Park by-laws, as well as the Chesapeake charter and the Chesapeake bylaws, all of which are incorporated by reference herein.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
Corporate Governance	Park is a Delaware corporation that elects to be taxed as a REIT for U.S. federal income tax purposes. The rights of Park stockholders are governed by the DGCL, the Park charter and the Park by-laws.

Chesapeake is organized as a Maryland real estate investment trust and has elected to be taxed as a REIT for U.S. federal income tax purposes.

The rights of Chesapeake shareholders are governed by the MRL, the Chesapeake charter and the Chesapeake bylaws.

Authorized Capital Stock/Shares of Beneficial Interest

Park is authorized to issue an aggregate of 6,600,000,000 shares, consisting of (i) 6,000,000,000 shares of common stock, par value $0.01 per share, and (ii) 600,000,000 shares of preferred stock, par value $0.01 per share.

Preferred Stock. The Park Board is authorized to, without stockholder action, at any time and from time to time, provide, out of the unissued shares of preferred stock, for one or more series of preferred stock and, with respect to each such series, to fix the number of

Chesapeake is authorized to issue up to 400,000,000 common shares of beneficial interest, par value $0.01 per share, and up to 100,000,000 preferred shares of beneficial interest, par value $0.01 per share.

Preferred Shares. The Chesapeake charter provides that preferred shares may be issued from time to time in one or more classes or series, without shareholder approval, and gives the Chesapeake Board authority to fix the dividend and distribution rights, conversion

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
	shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions, of shares of such series.	and voting rights, if any, redemption provisions and liquidation preferences of each class or series of preferred shares.

Board Duties to Stockholders/Shareholders	Under Delaware law, directors are charged with a fiduciary duty of care (to act in an informed and deliberate manner) to protect the interests of the company and a fiduciary duty of loyalty (in good faith, not out of self- interest) to act in a manner the director reasonably believes to be in the best interests of the company and its stockholders. Such duties are generally owed to the company, but may be owed directly to stockholders in certain circumstances. Stockholders may have standing to pursue direct claims for breach of fiduciary duty in these circumstances.	Under Maryland law, trustees must perform their duties in good faith, in a manner that they reasonably believe to be in Chesapeake’s best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Trustees who act in such a manner generally will not be liable to the company or its shareholders for monetary damages by reason of being a trustee. Under Maryland law, an act of a trustee is presumed to satisfy such standards.

Liabilities of Investors	Under Delaware law, Park’s stockholders are generally not personally liable for its debts or obligations.	Under Maryland law, Chesapeake’s shareholders are generally not personally liable for its debts or obligations.

Liquidity	A stockholder may freely transfer shares of common stock, subject to restrictions on ownership and transfer of capital stock contained in the Park charter, and to prospectus delivery and other requirements for registered securities. Park common stock is listed, and will continue to be listed following the Effective Time, on the NYSE under the symbol “PK.” The breadth and strength of this secondary market will depend, among other things, upon the number of shares	A shareholder may freely transfer its common shares, subject to restrictions on ownership and transfer contained in the Chesapeake charter, and to prospectus delivery and other requirements for registered securities. Chesapeake common shares are listed on the NYSE under the symbol “CHSP.” The breadth and strength of the secondary market for Chesapeake common shares will depend, among other things, upon the number of shares outstanding, Chesapeake’s financial

	Rights of Park Stockholders	Rights of Chesapeake Shareholders

outstanding, Park’s financial results and prospects, the general interest in Park’s and other real estate investments, and Park’s dividend yield compared to that of other debt and equity securities. Park common stock is not redeemable or convertible at the option of the holder.

Transfers of Park common stock are subject to the ownership limits set forth in the Park charter as such limits may be changed by the Park Board.

results and prospects, the general interest in Chesapeake’s and other real estate investments, and Chesapeake’s dividend yield compared to that of other debt and equity securities. Chesapeake common shares are not redeemable or convertible at the option of the holder.

Transfers of Chesapeake common shares are subject to the ownership limits set forth in its charter as such limits may be changed by the Chesapeake Board.

Voting Rights

Directors are elected by the stockholders at Park’s annual meetings of stockholders. When a quorum is present, approval of routine corporate matters that are put to a vote of Park stockholders require the affirmative vote of the majority of the votes cast.

Each outstanding share of Park common stock entitles the holder thereof to one vote on all matters submitted to a vote of Park stockholders, including the election of directors, and the Park charter permits the Park Board to classify and authorize the issuance, from time to time, of preferred stock in one or more series or classes having voting power which may differ from that of the common stock.

Trustees are elected by the shareholders at Chesapeake’s annual meetings of shareholders. Maryland law requires that certain major transactions, including most amendments to the Chesapeake charter, may not be consummated without the approval of its shareholders. When a quorum is present, approval of routine matters that are put to a vote of Chesapeake’s shareholders requires that the number of votes cast for the matter exceeds the number of votes cast against the matter.

Each outstanding Chesapeake common share entitles the holder thereof to one vote on all matters submitted to a vote of Chesapeake’s shareholders, including the election of trustees. The Chesapeake charter permits the Chesapeake Board to classify and authorize the issuance, from time to time, of preferred shares in one or more classes or series having voting power which may differ from that of the Chesapeake common shares.

Cumulative Voting	Holders of Park common stock do not have the right to cumulate their votes with respect to the election of directors.	Holders of Chesapeake common shares do not have the right to cumulate their votes with respect to the election of trustees.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
Action by Written Consent	The Park charter provides that any action required or permitted to be taken by Park’s stockholders may not be effected by consent in writing by stockholders unless such action is recommended by all directors then in office.	The Chesapeake charter provides that no action required or permitted to be taken by the shareholders may be taken without a meeting by less than unanimous written consent of the shareholders.

Size of the Board

The number of directors constituting the entire Park Board, which must be between three and 12, may be changed only by the Park Board. Currently, the Park Board consists of eight directors.

Upon completion of the Merger, the size of the Park Board will be increased to 10 directors.

The number of trustees comprising the entire Chesapeake Board shall not be fewer than one or more than eleven members, as shall be determined by the affirmative vote of a majority of the trustees then in office. The Chesapeake Board currently consists of seven trustees.

Independent Directors/Trustees	A majority of the directors on the Park Board must be independent directors under the requirements of the NYSE listing rules.	A majority of the trustees on the Chesapeake Board must be independent under the requirements of the NYSE listing rules.

Classified Board	The Park Board is not classified and the members of the Park Board are elected annually. Park does not intend to classify the Board in the future without the approval of stockholders.	The Chesapeake Board is not classified and the members of the Chesapeake Board are elected annually. Chesapeake does not intend to classify the Board in the future without the approval of shareholders.

Term of Directors/Trustees	The directors of Park hold office for a term expiring at the next succeeding annual meeting of stockholders and until their successors are duly elected and qualified. In the event of an increase or decrease in the size of the Park Board, each incumbent director will generally continue as a director.	The trustees of Chesapeake hold office for a term expiring at the next succeeding annual meeting of shareholders and until their successors are duly elected and qualify. In the event of an increase in the size of the Chesapeake Board, each incumbent trustee will continue as a trustee.

Removal of Directors/Trustees	Directors may be removed at any time, with or without cause, by a majority of the shares entitled to vote at an election of directors, subject to the rights of holders of Park preferred stock, if any, to	Any Chesapeake trustee may be removed from office at any time but only for cause and then only by the affirmative vote or written consent of at least two-thirds of the voting power of all of the then outstanding

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
	elect and remove directors elected by such holders under certain circumstances.	Chesapeake common shares entitled to vote generally in the election of trustees, subject to the rights of holders of Chesapeake preferred shares, if any, to elect and remove trustees elected by such holders under certain circumstances, voting together as a single class. “Cause” shall mean, with respect to any particular trustee, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such trustee caused demonstrable, material harm to Chesapeake through gross negligence, willful misconduct, bad faith or active and deliberate dishonesty.

Election of Directors/Trustees

The Park by-laws provide that, in the case of an uncontested election, directors must receive a majority of votes cast for election at a meeting at which a quorum is present. For this purpose, a majority of the votes cast means that the number of shares voted “for” a director’s election exceeds the number of shares voted “against” that director’s election (with “broker non-votes” not counted as a vote cast either “for” or “against” that director’s election). Under the Park by-laws and the Park corporate governance guidelines, directors who fail to receive a majority of the votes cast in uncontested elections will be required to submit their resignation to the Board. The Park Board will act on any such tendered resignation within 90 days following certification of the election results.

In a contested election (where a determination is made that the number of director nominees exceeds the number of directors to be elected at a meeting), directors will be elected by a plurality of the votes cast.

The Chesapeake bylaws provide that, in the case of a non-contested election, each trustee nominee must receive a majority of votes cast for his or her election at a meeting at which a quorum is present. For this purpose, a majority of the votes cast means that the number of votes that are cast “for” the election of a trustee must exceed the number of votes that are cast “against” his or her election. Under the Chesapeake bylaws, any trustee who fails to be elected by a majority vote in an uncontested election is required to promptly tender his or her resignation to the Chesapeake Board for its consideration. The Chesapeake Board will act on any such tendered resignation within 90 days following certification of the shareholder vote and will promptly and publicly disclose its decision.

In a contested election (where a determination is made that the number of trustee nominees is expected to exceed the number of trustees to be elected at a meeting), trustees will be elected by a plurality of the votes cast.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
Filling Vacancies of Directors/Trustees

Any newly created directorship on the Park Board that results from an increase in the number of directors and any vacancy occurring on the Park Board (whether by death, resignation, removal, retirement, disqualification or otherwise) are filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

A director elected to fill a vacancy shall serve for the remainder of the term and until his or her successor has been duly elected and qualified.

Any vacancies on the Chesapeake Board resulting from death, resignation or retirement of a trustee and newly created board seats resulting from any increase in the authorized number of trustees may be filled only by the affirmative vote of a majority of the trustees then in office, though less than a quorum.

A trustee elected to fill a vacancy shall serve for the remainder of the term and until his or her successor has been duly elected and qualified.

Charter Amendments

Approval of an amendment to the Park charter requires the affirmative vote of a majority of the shares of common stock issued and outstanding.

The Park charter provides that the Park Board may revoke or otherwise terminate Park’s REIT election, without approval of Park’s stockholders, if the Park Board determines that it is no longer in Park’s best interests to continue to qualify as a REIT.

Approval of proposed amendments to the Chesapeake charter generally require the affirmative vote of holders of a majority of all the common shares outstanding and entitled to be voted on the amendment.

The Chesapeake charter provides that the Chesapeake Board may revoke or otherwise terminate Chesapeake’s REIT election, without approval of Chesapeake’s shareholders, if the Chesapeake Board determines that it is no longer in Chesapeake’s best interests to continue to qualify as a REIT.

Bylaw Amendments

Approval of an amendment to the Park by-laws by stockholders requires the affirmative vote of the holders of a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors.

The Park Board also has the authority to amend the Park by-laws without stockholder approval.

Chesapeake’s shareholders may act to amend the bylaws or make new bylaws by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote on the matter.

The Chesapeake Board also has the authority to amend the Chesapeake bylaws without shareholder approval.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
Votes on Merger, Conversion, Consolidation or Sale of Substantially all Assets

Mergers, consolidations or a sale of all or substantially all of the assets of a corporation generally requires the affirmative vote of a majority of all shares of common stock issued and outstanding.

Mergers in which a corporation is the surviving corporation and less than 20% of its stock is issued in the merger generally do not require approval of that corporation’s stockholders.

Mergers in which one corporation owns 90% or more of a second corporation generally may be completed without the vote of the second corporation’s board of directors or stockholders.

Subject to exceptions, a consolidation, merger, conversion, statutory share exchange or transfer of all or substantially all of Chesapeake’s assets must be advised by the Chesapeake Board and generally requires the affirmative vote of not less than a majority of all the votes entitled to be cast by shareholders on the matter.

Dissenters’ Rights of Appraisal and Payment	Under the DGCL, with certain exceptions, Park’s stockholders will have appraisal rights in connection with a merger or consolidation of Park. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.	The Chesapeake charter provides that holders of its shares are not entitled to exercise any rights of an objecting shareholder provided for under Maryland law unless the Chesapeake Board determines that such rights apply.

Dissolution	Under Delaware law, a corporation may voluntarily dissolve (i) if a majority of the board of directors adopts a resolution to that effect and the holders of a majority of the outstanding shares entitled to vote thereon vote for such dissolution or (ii) if all stockholders entitled to vote thereon consent in writing to such dissolution.	The termination and winding up of Chesapeake must be advised by the Chesapeake Board and requires the affirmative vote of two thirds of all the votes entitled to be cast on the matter.

Ownership Limitations	In addition to certain other ownership limitations relating to capital stock set forth in the Park charter, and with certain limited	In addition to certain other ownership limitations relating to capital stock set forth in the Chesapeake charter, and with

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
	exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, (i) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of outstanding Park common stock or (ii) more than 9.8% (in value or in number of shares, whichever is more restrictive) of the total outstanding shares of any class or series of Park preferred stock. These limits may be waived by the Park Board with respect to a particular stockholder if the Park Board determines that such ownership will not jeopardize Park’s status as a REIT.	certain limited exceptions, no person may beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, (i) more than 9.8% (by value or number of shares, whichever is more restrictive) of Chesapeake’s outstanding common shares or (ii) more than 9.8% (by value or number of shares, whichever is more restrictive) of a particular class or series of Chesapeake preferred shares. These limits may be waived by the Chesapeake Board with respect to a particular shareholder if the Chesapeake Board determines that such ownership will not jeopardize Chesapeake’s status as a REIT.

Annual Meetings of Stockholders/Shareholders

The Park by-laws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the Park Board.

The Park by-laws provide that the annual meeting may be held at any location, in or outside of the State of Delaware, as the Park Board shall determine. To the extent permitted by Delaware law, the Park annual meeting may also be held remotely, including by webcast, at the discretion of the Park Board.

The Chesapeake bylaws provide that an annual meeting of Chesapeake shareholders will be held at a date, time and place as designated by the Chesapeake Board.

Special Meetings of Stockholders/Shareholders

A special meeting of Park stockholders may be called for any purpose or purposes at any time by or at the direction of the Park Board, the chairman of the Park Board or the chief executive officer of Park.

A special meeting will also be called by the secretary of Park upon the written request of Park stockholders entitled to cast at least 25% of the total voting power of all the then outstanding shares

A special meeting of Chesapeake shareholders may be called at any time by the chairman of the Chesapeake Board, Chesapeake’s chief executive officer, Chesapeake’s president or a majority of the Chesapeake Board.

A special meeting of the shareholders will be called by the secretary of Chesapeake upon the written request of shareholders entitled to cast not less than a majority of all votes entitled to be

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
	of Park stock entitled to vote generally in the election of directors. Business transacted at the special meeting of stockholders will be limited to the purposes stated in the notice.	cast at any such meeting. Such request shall state the purpose or purposes of the meeting and the matters proposed to be acted on at such meeting.

Advance Notice Provisions for Stockholder/ Shareholder Nominations and Proposals

The Park by-laws provide that with respect to an annual meeting of stockholders, nominations for election to the Park Board and the proposal of business to be considered by the stockholders may be made only:

•  pursuant to the notice of an annual meeting;

•  by or at the direction of the Park Board or any authorized committee of the Park Board; or

•  by a stockholder who is entitled to vote at the meeting, was a stockholder of record at the time of giving notice and has complied with the advance notice procedures and/or proxy access provisions set forth in Park’s by-laws.

Park’s by-laws also provide that with respect to special meetings of stockholders, only the business specified in the notice of meeting may be brought before the meeting. Nomination of individuals for election to the Park Board at a special meeting may only be made:

•  pursuant to the notice of a special meeting; or

•  provided that the Park Board has determined that directors will be elected at the special

The Chesapeake bylaws provide that with respect to an annual meeting of shareholders, nominations for election to the Chesapeake Board and the proposal of business to be considered by the shareholders may be made only:

•  pursuant to the notice of an annual meeting;

•  by or at the direction of the Chesapeake Board; or

•  by a shareholder who has complied with the advance notice procedures set forth in the Chesapeake bylaws.

The Chesapeake bylaws also provide that with respect to special meetings of shareholders, only the business specified in the notice of meeting may be brought before the meeting.

In making recommendations for trustee nominees for election at an annual meeting of shareholders, Chesapeake’s Nominating and Corporate Governance Committee will consider any written suggestions received by Chesapeake’s Secretary, not less than 90 nor more than 120 days prior to the anniversary of the prior year’s annual meeting of shareholders.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders

meeting, by a stockholder who is entitled to vote at the meeting, was a stockholder of record at the time of giving notice and who has complied with the advance notice procedures set forth in the Park by-laws.

Proxy Access for Director/Trustee Nominations	Available for a stockholder, or a group of up to 20 stockholders, who meet the requirements set forth in the Park by-laws, including the requirement to have continuously owned an aggregate of at least 3% of Park’s outstanding shares of capital stock entitled to vote in the election of directors for at least three years as of the date of nomination, to nominate and include in Park’s annual meeting proxy materials director nominees constituting up to the greater of (i) two nominees or (ii) 20% of the number of directors then in office.	Chesapeake has not adopted a proxy access bylaw provision.

Notice of Stockholder/Shareholder Meetings	The Park by-laws provide that not less than ten nor more than 60 days before each meeting of stockholders, it shall give to each stockholder entitled to vote at such meeting, and to each stockholder not entitled to vote but who is entitled to notice of the meeting, written or electronic notice stating the date, time and place of the meeting, and in the case of a special meeting or as otherwise may be required by Delaware law, the purpose for which the meeting is called. The notice shall be given by mail or by any other means permitted by Delaware law, including by a form of electronic transmission consented to by the stockholder to whom the notice is given.	The Chesapeake bylaws provide that not less than ten nor more than 90 days before each meeting of shareholders (except to the extent that such notice is waived or is not required to be provided pursuant to Maryland law), it shall give notice to each shareholder entitled to vote at such meeting, and to each shareholder not entitled to vote but who is entitled to notice of the meeting, written or printed notice stating the time and place of the meeting, and in the case of a special meeting or as otherwise may be required by Maryland law, the purpose for which the meeting is called.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
State of Anti-Takeover Statutes

Section 203 of the DGCL generally prohibits a publicly traded company from entering into a business combination (including a merger, sale of assets or transfer of stock) with an “interested stockholder” for a period of three years after the person becomes an interested stockholder, unless, among other exceptions, before the time the person became an interested stockholder, the board of directors of the corporation approved either the relevant business combination or the transaction that resulted in such stockholder becoming an interested stockholder. An “interested stockholder” is defined as either (i) the owner of 15% or more of the outstanding voting stock or (ii) an affiliate or associate of the corporation who was the owner of 15% or more of the outstanding voting stock at any time within the three-year period immediately before the date that such person became an interested stockholder.

Park recently amended the Park charter to opt out of Section 203 of the DGCL, which will become effective April 29, 2020, 12 months after the Park charter that gave effect to the opt out became effective upon filing with the Secretary of State of the State of Delaware.

Chesapeake’s bylaws contain a provision exempting any and all acquisitions of our common shares from the control shares provisions of Maryland law. The Chesapeake bylaws further prohibit the repeal, amendment or alteration of this bylaws provision without the approval by Chesapeake’s shareholders by the affirmative vote of a majority of the votes cast on the matter by shareholders entitled to vote on the matter.

The Chesapeake Board has adopted a resolution opting Chesapeake out of the business combinations provisions of Maryland law. The Chesapeake Board further has resolved to prohibit the repeal, amendment or alteration of this resolution without the approval by Chesapeake’s shareholders by the affirmative vote of a majority of the votes cast on the matter by shareholders entitled to vote on the matter.

The Chesapeake Board has adopted a resolution opting Chesapeake out of the unsolicited takeover provisions of Maryland law. The Chesapeake Board further resolved that it will not repeal this resolution unless the repeal is approved by Chesapeake’s shareholders by the affirmative vote of a majority of the votes cast on the matter by shareholders entitled to vote on the matter

Stockholder/Shareholder Rights Plan	Park does not have a stockholder rights plan in effect. If the Park Board were ever to adopt a stockholder rights plan in the future without prior stockholder approval, the Park Board would either submit the plan to stockholders for ratification or cause the rights plan to expire within one year.	Chesapeake does not have a shareholder rights plan, and the Chesapeake Board is generally restricted from adopting a shareholder rights plan without prior shareholder approval unless compelled by its fiduciary duties to adopt one.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
Liability and Indemnification of Directors/Trustees and Executive Officers

As permitted (but not required) by the DGCL, the Park charter includes a provision that eliminates the personal liability of directors to the corporation or its stockholders for monetary damages for any breach of fiduciary duty, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

The Park by-laws provide that Park must indemnify Park’s directors and officers to the fullest extent permitted by Delaware law.

Park also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities.

The Chesapeake charter contains provisions limiting, to the maximum extent that Maryland law in effect from time to time permits, the liability of its trustees or officers to Chesapeake or its shareholders for money damages. Therefore, Chesapeake trustees and officers shall have no liability to Chesapeake or its shareholders for money or other damages except to the extent that (i) it is proven that the trustee or officer actually received an improper benefit or profit in money, property or services or (ii) a judgment or other final adjudication adverse to the trustee or officer is entered in a proceeding based on a finding in the proceeding that the action, or the failure to act, of the trustee or officer, was the result of active and deliberate dishonesty by the trustee or officer and was material to the cause of action.

The Chesapeake charter and the Chesapeake bylaws require it to indemnify its present and former trustees and officers to the fullest extent permitted from time to time by Maryland law.

Liquidation	Upon Park’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of Park’s preferred stock having liquidation preferences, if any, the holders of Park common stock will be entitled to receive pro rata Park’s remaining assets available for distribution. The Park common stock is not subject to further calls or assessment by Park. Holders of Park common stock do not have preemptive, subscription, redemption or conversion rights.	Holders of Chesapeake common shares are entitled to share ratably in Chesapeake’s assets legally available for distribution to its shareholders in the event of its termination and winding up, after payment of or adequately providing for all of its liabilities. These rights are subject to the preferential liquidation rights of any class or series of Chesapeake’s preferred shares.

	Rights of Park Stockholders	Rights of Chesapeake Shareholders
There are no redemption or sinking fund provisions applicable to Park common stock. The rights, powers, preferences and privileges of holders of Park common stock are subject to those of the holders of any shares of Park’s preferred stock that Park may authorize and issue in the future.

Stockholders’/Shareholders’ Derivative Actions	Under the DGCL, any of Park’s stockholders may bring an action in Park’s name to procure a judgment in Park’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of Park’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law and the stockholder remains a holder of Park’s shares through the course of the derivative litigation.	Under Maryland law, any of Chesapeake’s shareholders may bring an action in Chesapeake’s name to procure a judgment in Chesapeake’s favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of Chesapeake common shares at the time of the transaction to which the action relates (or is someone whose shares have devolved by operation of law thereafter from someone who, at the time of the transaction, held such shares) and complies with certain procedural requirements under Maryland law.

Exclusive Forum Provision	The Park charter provides that unless Park consents in writing to the selection of an alternative forum, the Delaware Court of Chancery will be, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Park, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, employee or Park stockholder to Park or Park’s stockholders, (iii) any action asserting a claim against Park or any director or officer of Park arising pursuant to any provision of the DGCL, the Park charter or the Park by-laws or (iv) any action asserting a claim governed by the internal affairs doctrine. The exclusive forum provision in the	Unless Chesapeake consents in writing to the selection of an alternative forum, and to the fullest extent permitted by law, the Circuit Court for Baltimore City, Maryland or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, will be the sole and exclusive forum for (i) any internal corporate claims (as defined in the Maryland General Corporation Law), (ii) any derivative action or proceeding (other than any actions arising under the federal securities laws) brought on behalf of Chesapeake, (iii) any action asserting a claim for a breach of any duty owed to Chesapeake or its shareholders by any trustee, officer or employee of Chesapeake, (iv) any claim or action asserting a

Rights of Park Stockholders	Rights of Chesapeake Shareholders
Park charter is not intended to apply to claims under the federal securities laws.	claim against Chesapeake or any of its trustees, officers or employees arising pursuant to any provision of the MRL, the Chesapeake charter or the Chesapeake bylaws and (v) any other action asserting a claim against Chesapeake or any of its trustees, officers or employees that is governed by the internal affairs doctrine of Maryland.

ADDITIONAL PARK PROPERTY INFORMATION

The following sets forth certain additional information with respect to the Hilton Hawaiian Village Beach Resort and New York Hilton Midtown, Park’s two properties that have a book value that amounts to ten percent or greater of its total assets or gross revenues that amount to ten percent or more of its aggregate gross revenues for the fiscal year ended December 31, 2018. Park does not have any tenants (other than its TRS Lessee) occupying ten percent or more of rentable square footage or any material leases at either of such properties.

Hilton Hawaiian Village Waikiki Beach Resort

Property and Competition

Park’s wholly owned subsidiary, Hilton Hawaiian Village LLC, owns a fee simple interest in the hotel. Park believes the local hotel market is highly competitive. Primary competitor hotels include the following: Sheraton Hotel Waikiki, Moana Surfrider, a Westin Resort, Hyatt Regency Waikiki Resort & Spa, Outrigger Waikiki Beach Resort, Outrigger Reef Waikiki Beach Resort, and Marriott Waikiki Beach Resort & Spa. Park competes with these hotels based on a number of factors, including location, brand, price, service and amenities, as well as property condition. Park currently anticipates approximately $28 million in renovations to the property related to guest room improvements and mechanical repairs, which will be paid for with cash. The property tax assessment for the property for 2019 is expected to be approximately $20 million. In the opinion of Park management, the Hilton Hawaiian Village Waikiki Beach Resort is adequately covered by insurance. For additional information regarding this hotel, including the material mortgages, liens or other encumbrances, and the federal tax basis, rate, method and life claimed with respect to such property for purposes of depreciation, see the Park Annual Report on Form 10-K for the year ended December 31, 2018 and the Park Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as applicable, each incorporated by reference in this proxy statement/prospectus.

Operating and Occupancy Information

The following table presents operating and occupancy information for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions)
Hotel Revenue	$400	$392	$376	$367	$346
ADR	$259.17	$258.09	$248.81	$240.62	$238.34
Occupancy %	94.0	93.9	94.6	94.4	90.7
RevPAR	$243.56	$242.38	$235.47	$227.20	$216.26

New York Hilton Midtown

Property and Competition

Park’s wholly owned subsidiary, HLT NY Hilton LLC, owns a fee simple interest in the hotel. Park believes the local hotel market is highly competitive. Primary competitor hotels include the following: Sheraton Hotel New York Times Square, Grand Hyatt New York, Marriott New York Marquis, the Warwick, Crowne Plaza Times Square Manhattan, and The Manhattan at Times Square Hotel. Park competes with these hotels based on a number of factors, including location, brand, price, service and amenities, as well as property condition. Park currently anticipates approximately $45 million in renovations to the property related to meeting and guest room improvements, which will be paid for with cash. The property tax assessment for the property for 2019 is expected to be approximately $24 million. In the opinion of Park management, the New York Hilton Midtown is adequately covered by insurance. For additional information regarding this hotel, including the material mortgages, liens or other encumbrances, and the federal tax basis, rate, method and life claimed with respect to such property for purposes of depreciation, see the Park Annual Report on Form 10-K for the year ended December 31, 2018 and the Park Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as applicable, each incorporated by reference in this prospectus.

Operating and Occupancy Information

The following table presents operating and occupancy information for the fiscal years ended December 31, 2018, 2017, 2016, 2015 and 2014.

	Year Ended December 31,
	2018	2017	2016	2015	2014
	(in millions)
Hotel Revenue	$287	$277	$273	$278	$278
ADR	$293.08	$294.32	$296.13	$305.41	$310.34
Occupancy %	88.7	87.1	89.1	90.8	91.3
RevPAR	$259.93	$256.33	$263.72	$277.17	$283.27

PARK’S INVESTMENT POLICIES AND POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of Park’s investment policies and Park’s policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of the Park Board without the approval of Park’s stockholders. Any change to any of these policies by the Park Board, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, the Park Board believes that it is advisable to do so and in Park’s best interests. Park intends to disclose any changes in its investment policies in periodic reports that it files or furnishes under the Exchange Act. Park cannot assure you that its investment objectives will be attained.

Investment Policies

Investments in Real Estate or Interests in Real Estate

Park’s primary objective is to generate long-term returns for its stockholders through disciplined capital allocation, superior operational efficiency and innovative asset management. Park historically has invested principally in hotels and resorts located in the United States, which represents over 97% of its total rooms, in major urban and convention areas, such as New York City, Washington, D.C., Chicago, San Francisco and New Orleans; in key leisure destinations, including Hawaii, Orlando and Key West; and adjacent to major gateway airports, such as Los Angeles International, Boston Logan International and Miami International, as well as hotels in select suburban locations. Park currently anticipates that its real estate investments will continue to be primarily concentrated in such markets in the future. Following the Merger, the combined portfolio will also have increased geographic diversity, including increased exposure to the San Francisco market, reduced exposure to the Hawaii market, and penetration into Miami Beach, Downtown Los Angeles, Boston, San Diego and Denver, which are core submarkets for Park. For a discussion of Park’s properties and its acquisition and other strategic objectives, see “Business—Business and Growth Strategies” and “Properties” in the Park Annual Report on Form 10-K for the year ended December 31, 2018, incorporated by reference into this proxy statement/prospectus, as well as “The Merger—Park’s Reasons for the Merger” above.

Park intends to engage in future investment activities in a manner that is consistent with the requirements applicable to REITs for U.S. federal income tax purposes. Park primarily expects to pursue its investment objectives through the acquisition of fee simple and leasehold interests in hotel and resort properties, but has also made and may in the future make equity investments in other entities, including joint ventures that own properties. Park’s management team will identify and negotiate acquisition and other investment opportunities, subject to approval by the Park Board.

Park historically has and may in the future participate with third parties in property ownership, through joint ventures or other types of co-ownership. Park will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet its investment policies. As of March 31, 2019, eight hotels in Park’s portfolio, totally 4,489 rooms, are owned by unconsolidated joint ventures in which Park has an equity interest. Park does not have a specific policy to acquire assets primarily for capital gain or primarily for income. From time to time, Park may make investments in pursuit of its business and growth strategies that do not provide current cash flow. Park believes investments that do not generate current cash flow may be, in certain circumstances, consistent with enhancing stockholder value over time.

Park does not have any specific policy as to the amount or percentage of its assets that will be invested in any specific asset, other than the tax rules applicable to REITs. Additionally, no limits have been set on the concentration of investments in any one geographic location, brand, market segment or property type. Park anticipates that its real estate investments will continue to be diversified in terms of geographic market within the United States. Park expects to diversify hotel management and branding outside of Hilton, including as a result of the Merger.

Investments in Real Estate Mortgages

While Park will emphasize equity real estate investments in hotels and resorts, it may selectively acquire loans secured by hotels or resorts, or entities that own hotels or resorts, to the extent that those investments are consistent with its qualification as a REIT and provide it with an opportunity to acquire the underlying real estate. Park does not intend to originate any secured or unsecured real estate loans or purchase any debt securities as a stand-alone, long-term investment, but, in limited circumstances, Park may from time to time provide a short-term loan to a property owner as a means of securing an acquisition opportunity. The mortgages in which Park may invest may be first-lien mortgages or subordinate mortgages secured by properties. The subordinated mezzanine loans in which Park may invest may include mezzanine loans secured by a pledge of ownership interests in an entity owning a property or group of properties. Investments in real estate mortgages and subordinated real estate loans are subject to the risk that one or more borrowers may default and that the collateral securing mortgages may not be sufficient or, in the case of subordinated mezzanine loans, available to enable Park to recover its full investment. To the extent Park’s investments in mortgages exceed 10% of its Total Asset Value (as defined in the existing credit agreement), such excess is excluded from the definition of Total Asset Value. The existing credit agreement contains financial covenants based on its Total Asset Value, including a maximum secured indebtedness to Total Asset Value ratio of 0.45 to 1.00. The Term Facility is also expected to contain financial covenants based on Total Asset Value, including a maximum secured indebtedness to Total Asset Value ratio of 0.45 to 1.00.

Investments in Securities or Interests in Entities Primarily Engaged in Real Estate Activities and Investments in Other Securities

Park has and may in the future consider investment activities with other entities and/or joint venture investments with other investors, as well as single-asset and portfolio acquisitions and dispositions. Park may, from time to time, undertake a significant renovation and rehabilitation project and chose to structure such acquisitions as a joint venture or mezzanine lending program. Park may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties. Separate from the Merger, Park may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with its investment policies and the REIT qualification requirements. Other than as proposed in connection with the Merger, Park has not engaged in these types of investments in the last three years. There are no limitations on the amount or percentage of Park’s total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that Park must satisfy to qualify as a REIT, and there are no limitations on the type or quantity of securities in which Park may invest. However, Park does not anticipate investing, and over the past three years has not invested, in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, Park does not intend that its investments in securities will cause it or any of its subsidiaries to become an “investment company” within the meaning of that term under the Investment Company Act of 1940, as amended. Therefore Park will not be required to register as an “investment company” under the Investment Company Act of 1940, as amended, and Park intends to divest securities before becoming an investment company, and thus before any registration would be required.

Park has not engaged in, and does not intend to engage in, trading, underwriting, agency distribution or sales of securities or other issuers.

Dispositions

Park expects to invest in hotels and resorts primarily for generation of current income and long-term capital appreciation. Park expects to deliberately and strategically, subject to REIT qualification rules, prohibited transaction rules and, in the case of appreciated assets that were held by Hilton Worldwide prior to the spin-off, any entity-level tax that would be due on such a sale, dispose of assets in the future on a selective basis and redeploy funds into new acquisitions and redevelopment, renovation and expansion opportunities that align with its investment and growth strategies. If a property no longer fits with Park’s investment objectives, it may pursue traditional and non-traditional means of disposal.

Financing Policies

Park anticipates using a number of different sources to finance its acquisitions and operations, including cash flows from operations, asset sales, issuance of debt securities, private financings (which may or may not be secured by its assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available, or other sources that may become available from time to time. Any debt that Park incurs may be recourse or non-recourse and may be secured or unsecured. Park also may take advantage of joint venture or other partnering opportunities as such opportunities arise to acquire properties that would otherwise be unavailable. Park may use the proceeds of its borrowings to acquire assets, to refinance existing debt, repurchase its securities or for general corporate purposes.

Park intends, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes.

Park considers a number of factors in evaluating the amount of debt that it may incur. Park may from time to time modify its views regarding the appropriate amount of debt financing in light of then-current economic and industry conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of Park common stock, growth and acquisition opportunities and other factors. Park’s decision to use leverage in the future to finance its assets will be at its discretion and will not be subject to the approval of its stockholders. For more information on Park’s debt over the past five years, see “Selected Financial Data,” in the Park Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and “Selected Historical Financial Information of Park” above.

Lending Policies

Park does not expect to engage in any significant lending in the future, and has not engaged in significant lending over the past three years. Certain of Park’s corporate governance policies limit its ability to make loans to directors, executive officers and certain other related persons. However, Park does not otherwise have a policy limiting its ability to make loans to other persons, although its ability to do so may be limited by applicable law, such as the Sarbanes-Oxley Act of 2002, as amended. Subject to tax rules applicable to REITs, Park may make loans to unaffiliated third parties. For example, Park may consider offering purchase money financing in connection with the disposition of assets in instances where the provision of that financing would increase the value to be received by Park for the asset sold. Park may choose to guarantee debt of certain joint ventures with third parties. Consideration for those guarantees may include, but is not limited to, fees, options to acquire additional ownership interests and promoted equity positions. Park may, in the future, adopt a formal lending policy without notice to or consent of its stockholders.

Issuance of Additional Securities

To the extent that Park determines to obtain additional capital, Park may issue, without further stockholder approval, debt or equity securities, including senior or subordinated securities, or may retain earnings (subject to provisions in the Code requiring distribution of Park’s REIT taxable income to maintain its REIT qualification) or pursue a combination of these methods.

Park may in the future offer Park common stock or other debt or equity securities in exchange for cash, real estate assets or other investment targets or repurchase or otherwise reacquire its common stock or other debt or equity securities. Park may issue preferred stock from time to time, in one or more classes or series, as authorized by the Park Board without the need for stockholder approval. Park has not adopted a specific policy governing the issuance of senior securities at this time.

Park may, under certain circumstances, purchase shares of Park common stock or other securities in the open market or in private transactions with its stockholders, provided that those purchases are approved by the Park Board. Any such action would only be taken in conformity with applicable U.S. federal and state laws and the applicable requirements for qualification as a REIT. In February 2019, the Park Board approved a stock repurchase program allowing Park to repurchase up to $300 million of Park common stock over a two-year period, ending in February 2021. Stock repurchases, if any, would be made through open market purchases, including through Rule 10b5-1 trading programs, in privately negotiated transactions, or in such other manner that would comply with applicable securities laws. The timing of stock repurchases and the number of shares to be repurchased will depend upon prevailing market conditions and other factors. No stock repurchases have been made to date under this program.

Other than in connection with Park’s spin-off from Hilton Worldwide, in which Hilton Worldwide distributed shares of Park common stock to its stockholders, and as proposed with respect to the Common Stock Consideration in the Merger, Park has not issued common stock or any other securities in exchange for property or any other purpose (other than issuances under its employee benefit plans). Park has the ability to raise capital through the issuance of securities under its shelf registration statement on Form S-3 and may engage in such activities in the future.

Reporting Policies

It is Park’s policy to make available to its stockholders audited annual financial statements and annual reports. Park is subject to the information reporting requirements of the Exchange Act, pursuant to which Park will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

Code of Conduct

The Park Board has adopted a code of conduct, which is available under the “Investors” tab of its website at http://www.pkhotelsandresorts.com, under the heading “Corporate Governance—Governance Documents.” Park’s website and the information contained in it or connected to it shall not be deemed to be incorporated into this proxy statement/prospectus or any registration statement of which it forms a part.

Park’s code of conduct applies to all of its directors, officers and employees, including its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer and Controller, and sets forth its policies and expectations on a number of topics, including conflicts of interest, compliance with laws, use of its assets, business conduct and fair dealing. Any amendment to, or waivers from, certain provisions of Park’s code of conduct for its Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer or Controller or persons performing similar functions will be posted on Park’s website, at the address and location specified above.

Conflict of Interest Policies

The Park Board has adopted a written statement of policy regarding transactions with related persons. This policy requires that a “related person” (as defined as in Item 404(a) of Regulation S-K, which includes security holders who beneficially own more than 5% of Park common stock) must promptly disclose to Park’s general counsel any “related person transaction” (defined as any transaction that is anticipated would be reportable under Item 404(a) of Regulation S-K in which Park was or is to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Park’s general counsel will then promptly communicate that information to the Park Board. No related person transaction will be executed without the approval or ratification of the Park Board or a duly authorized committee of the Park Board. If Park becomes aware of an existing related person transaction that has not been approved under this policy, the transaction will be referred to the Park Board or a duly authorized committee of the Park Board, which will evaluate all options available, including ratification, revision or termination of such transaction. It is Park’s policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

Park cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of conflicts of interest. If such policies or provisions of law are not successful, decisions could be made that are not in the best interests of Park’s stockholders.

SHAREHOLDER PROPOSALS

In light of the pending Merger with Park, Chesapeake canceled its previously scheduled 2019 annual meeting. Chesapeake does not expect it will hold an annual meeting of shareholders in 2019 if the Merger is completed because Chesapeake will have been merged out of existence in the Merger. However, if the Merger Agreement is terminated for any reason, Chesapeake expects to hold an annual meeting of shareholders in 2019 at a date to be determined.

To be considered for inclusion in Chesapeake’s proxy materials for any 2019 annual meeting of shareholders it may hold, any shareholder proposal pursuant to Rule 14a-8 under the Exchange Act must be received at Chesapeake’s principal executive offices a reasonable time before Chesapeake begins to print and send its proxy materials. Such proposals must also comply with the SEC’s requirements as to form and substance. Any such proposals should be addressed to: Secretary, Chesapeake Lodging Trust, 4300 Wilson Boulevard, Suite 625, Arlington, Virginia 22203.

LEGAL MATTERS

The validity of the shares of Park common stock offered by this proxy statement/prospectus will be passed upon by Hogan Lovells. It is a condition to the Merger that Park and Chesapeake receive opinions from Hogan Lovells (or other counsel reasonably acceptable to Chesapeake and Park) and Polsinelli (or other counsel reasonably acceptable to Park and Chesapeake), respectively, concerning the qualification of Park and Chesapeake as REITs under the Code.

EXPERTS

Park

The consolidated financial statements of Park Hotels  & Resorts Inc. appearing in Park’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Park Hotels & Resorts Inc.’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports given on the authority of such firm as experts in accounting and auditing.

Chesapeake

The consolidated financial statements of Chesapeake Lodging Trust appearing in Chesapeake Lodging Trust’s Annual Report (Form 10-K) for the year ended December 31, 2018, and the effectiveness of Chesapeake Lodging Trust’s internal control over financial reporting as of December 31, 2018 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

Park and Chesapeake each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. Park and Chesapeake maintain websites, www.pkhotelsandresorts.com and www.chesapeakelodgingtrust.com, respectively, which make Park’s and Chesapeake’s reports, proxy statements and other information that have been filed or furnished with the SEC available free of charge as soon as reasonably practicable after such reports are electronically filed or furnished to the SEC. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding SEC registrants, including Park and Chesapeake.

Park has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of Park common stock to be issued to Chesapeake shareholders in connection with the Merger. The registration statement, including the exhibits and schedules thereto, contains additional relevant information about Park common stock. The rules and regulations of the SEC allow Park and Chesapeake to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows Park and Chesapeake to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus, except for any information that is superseded by information included directly in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that Park has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portions of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about Park, its financial condition or other matters.

•

Annual Report on Form  10-K for the year ended December 31, 2018 (including the information specifically incorporated by reference into Park’s Annual Report on Form 10-K for the year ended December 31, 2018 from Park’s Definitive Proxy Statement for its 2019 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on March 29, 2019);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	Current Reports on Form 8-K, filed on January 25, 2019, February 26, 2019, April 30, 2019 and May 6, 2019 (other than documents or portions of those documents not deemed to be filed); and

•	the description of Park common stock contained in its Information Statement on Form 10 filed on June 2, 2016, including all amendments and reports filed for the purpose of updating such description.

In addition, Park incorporates by reference into this proxy statement/prospectus any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Chesapeake Special Meeting. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above through the SEC’s website at the address described above or from Park at Park’s website at the address described above or by requesting them in writing or by telephone at the following address and telephone number:

Park Hotels & Resorts Inc.

1775 Tysons Blvd.

Tysons, VA 22102

Attention: Investor Relations

(571) 302-5757

These documents are available from Park without charge, excluding any exhibits to them unless the exhibit is specifically listed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

This proxy statement/prospectus also incorporates by reference the documents listed below that Chesapeake has previously filed with the SEC; provided, however, that we are not incorporating by reference, in each case, any documents, portion of documents or information deemed to have been furnished and not filed in accordance with SEC rules. The documents listed below contain important information about Chesapeake, its financial condition or other matters.

•

Annual Report on Form  10-K for the year ended December 31, 2018 (including the information specifically incorporated by reference into Chesapeake’s Annual Report on Form 10-K for the year ended December 31, 2018 from Chesapeake’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 30, 2019);

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2019;

•	Current Report on Form 8-K filed on May 6, 2019, June 5, 2019, June 13, 2019, July 9, 2019 and July 25, 2019 (other than documents or portions of those documents not deemed to be filed); and

•

The description of Chesapeake common shares contained in its Registration Statement on Form 8-A filed on December 4, 2009, including all amendments and reports filed for the purpose of updating such description.

In addition, Chesapeake incorporates by reference into this proxy statement/prospectus any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Chesapeake Special Meeting. Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed. In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

You can obtain any of the documents listed above through the SEC’s website at the address described above or from Chesapeake at Chesapeake’s website at the address described above or by requesting them in writing or by telephone at the following address and telephone number:

Chesapeake Lodging Trust

4300 Wilson Blvd., Suite 625

Arlington, VA 22203

Attention: Investor Relations

(571) 349-9452

If you are a shareholder of Chesapeake and would like to request documents, please do so by September 3, 2019, to receive them before the Chesapeake Special Meeting. If you request any documents from Park or Chesapeake, Park or Chesapeake, as applicable, will mail them to you by first class mail or other equally prompt means, within one business day after Park or Chesapeake receives your request.

If you have any questions about the Merger or how to submit your proxy, or you need additional copies of this proxy statement/prospectus, the enclosed proxy card or voting instructions, you can also contact MacKenzie Partners, Inc., Chesapeake’s proxy solicitor, at the following address and telephone number:

MacKenzie Partners, Inc.

1407 Broadway, 27th Floor

New York, New York 10018

(800) 322-2885 (toll free)

(212) 929-5500 (call collect)

This document is a prospectus of Park and is a proxy statement of Chesapeake for the Chesapeake Special Meeting. Neither Park nor Chesapeake has authorized anyone to give any information or make any representation about the Merger or Park or Chesapeake that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that Park or Chesapeake has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you different, additional or inconsistent information, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INTRODUCTION TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined consolidated financial statements are based on Park’s historical consolidated financial statements and Chesapeake’s historical consolidated financial statements, both of which are incorporated by reference into this proxy statement/prospectus and have been adjusted in the statements below to give effect to the Merger. The historical consolidated financial statements of Chesapeake have been adjusted to reflect certain reclassifications in order to conform to Park’s financial statement presentation. The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2019 gives effect to the Merger as if it had occurred on March 31, 2019. The unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2019 and the year ended December 31, 2018 give effect to the Merger as if it had occurred on January 1, 2018, the beginning of the earliest period presented.

On June 24, 2019, Park completed the sale of three of its non-core wholly-owned hotel properties, the Embassy Suites Parsippany, the Hilton New Orleans Airport and the Hilton Atlanta Airport. These sales are part of the planned asset sales previously announced by Park to reduce leverage in advance of or in connection with the Merger. Additionally, on July 25, 2019, Chesapeake announced it had entered into an agreement to sell the New York Disposition Properties. Park expects that Chesapeake will complete the sale of the New York Disposition Properties prior to completion of the Merger in accordance with the terms of the Merger Agreement. Due to the significance of the sales relative to the Merger, both Chesapeake’s and Park’s historical consolidated balance sheet as of March 31, 2019 and historical consolidated statements of operations for the year ended December 31, 2018 and the three months ended March 31, 2019 have been adjusted to reflect the sale of these hotels. For pro forma purposes, the sales are assumed to have occurred on March 31, 2019 for the unaudited pro forma condensed combined consolidated balance sheet and on January 1, 2018 for the unaudited pro forma condensed combined consolidated statements of operations.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available assumptions that management believes are reasonable. The total consideration for the Merger and the allocation of fair value to Chesapeake’s assets acquired and liabilities assumed has not been finalized, is subject to change, could vary materially from the actual amounts at the time the Merger is completed and may not have identified all adjustments necessary to conform Chesapeake’s accounting policies to Park’s accounting policies. A final determination of the fair value of Chesapeake’s assets and liabilities, including intangible assets, will be based on the actual net tangible and intangible assets and liabilities of Chesapeake that exist as of the closing date of the Merger and cannot be made prior to the completion of the Merger. Park estimated the fair value of Chesapeake’s assets and liabilities based on discussions with Chesapeake management, due diligence and information presented in Chesapeake’s public filings. Upon completion of the Merger, final valuations will be performed. The final fair values and allocation of the purchase price may be different than that reflected in the unaudited pro forma adjustments presented herein, and this difference may be material.

Assumptions and estimates underlying the unaudited pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed combined consolidated financial statements are presented for illustrative purposes only and are not indicative of the combined financial position or operating results that would have occurred if such transactions had occurred on the dates described above and in accordance with the assumptions described below, nor is it indicative of future operating results or financial position.

The unaudited pro forma condensed combined consolidated financial statements, although helpful in illustrating the financial characteristics of Park following the Merger under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue, or other factors that may result as a consequence of the Merger and do not attempt to predict or suggest future results.

The unaudited pro forma condensed combined consolidated financial statements have been developed from and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined consolidated financial statements;

•

the historical audited consolidated financial statements of Park as of and for the year ended December 31, 2018 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on February 28, 2019;

•

the historical unaudited condensed consolidated financial statements of Park as of and for the three months ended March  31, 2019 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the SEC on May 6, 2019;

•

the historical audited consolidated financial statements of Chesapeake as of and for the year ended December  31, 2018 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Annual Report on Form 10-K for the year ended December 31, 2018, as filed with the SEC on February 21, 2019; and

•

the historical unaudited consolidated financial statements of Chesapeake as of and for the three months ended March  31, 2019 and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, as filed with the SEC on May 8, 2019.

See “Where You Can Find More Information” for other information relating to Park and Chesapeake contained in this proxy statement/prospectus.

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED BALANCE SHEET

March 31, 2019

(in millions)

	Park Historical	Chesapeake Historical	Pro Forma Sale Adjustments (A)	Park & Chesapeake Adjusted	Pro Forma Merger Adjustments		Park Pro Forma
ASSETS
Property and equipment, net	$7,944	$1,723	$(291)	$9,376	$605	B	$9,981
Investments in affiliates	49	—	—	49	—		49
Goodwill	607	—	—	607	—		607
Intangibles, net	2	32	—	34	—		34
Cash and cash equivalents	276	46	213	535	(258)	C	277
Restricted cash	14	34	(10)	38	—		38
Accounts receivable, net	172	24	(3)	193	—		193
Prepaid expenses	76	10	(2)	84	—		84
Other assets	42	14	—	56	(2)	D	54
Operating lease right-of-use asset	212	75	—	287	—		287

TOTAL ASSETS	$9,394	$1,958	$(93)	$11,259	$345		$11,604

LIABILITIES AND EQUITY
Liabilities
Debt	$2,949	$751	$(85)	$3,615	$410	E	$4,025
Accounts payable and accrued expenses	162	55	(5)	212	109	F	321
Due to hotel managers	110	12	(1)	121	—		121
Due to Hilton Grand Vacations	135	—	—	135	—		135
Deferred income tax liabilities	41	—	—	41	—		41
Other liabilities	213	31	—	244	(7)	G	237
Operating lease liability	204	72	—	276	—		276

Total liabilities	3,814	921	(91)	4,644	512		5,156
Stockholders’ Equity
Common stock	2	1	—	3	(1)	H	2
Additional paid-in capital	3,588	1,194	—	4,782	(209)	H	4,573
Retained earnings (distributions in excess of retained earnings)	2,044	(160)	(2)	1,882	43	I	1,925
Accumulated other comprehensive (loss) income	(6)	2	—	(4)	—		(4)

Total stockholders’ equity	5,628	1,037	(2)	6,663	(167)		6,496
Noncontrolling interests	(48)	—	—	(48)	—		(48)

Total equity	5,580	1,037	(2)	6,615	(167)		6,448

TOTAL LIABILITIES AND EQUITY	$9,394	$1,958	$(93)	$11,259	$345		$11,604

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Three Months Ended March 31, 2019

(in millions, except per share data)

	Park Historical	Chesapeake Historical	Pro Forma Sale Adjustments (A)	Park & Chesapeake Adjusted	Pro Forma Merger Adjustments		Park Pro Forma
Revenues
Rooms	$405	$99	$(16)	$488	$—		$488
Food and beverage	183	28	(3)	208	—		208
Ancillary hotel	53	7	—	60	—		60
Other	18	—	(2)	16	—		16

Total revenues	659	134	(21)	772	—		772

Operating expenses
Rooms	107	25	(3)	129	—		129
Food and beverage	124	20	(2)	142	—		142
Other departmental and support	149	32	(7)	174	—		174
Other property-level	49	12	(1)	60	1	J	61
Management and franchise fees	33	7	(1)	39	—		39
Depreciation and amortization	62	19	(3)	78	2	K	80
Corporate general and administrative	17	5	—	22	—		22
Other	20	—	—	20	—		20

Total expenses	561	120	(17)	664	3		667

Gain on sales of assets, net	31	—	—	31	—		31

Operating income	129	14	(4)	139	(3)		136
Interest income	1	—	—	1	—		1
Interest expense	(32)	(8)	1	(39)	(5)	L	(44)
Equity in earnings from investments in affiliates	5	—	—	5	—		5
Other gain, net	1	—	—	1	—		1

Income before income taxes	104	6	(3)	107	(8)		99
Income tax (expense) benefit	(7)	2	—	(5)	—		(5)

Net income	97	8	(3)	102	(8)		94
Net income attributable to noncontrolling interests	(1)	—	—	(1)	—		(1)

Net income attributable to stockholders	$96	$8	$(3)	$101	$(8)		$93

Earnings per share:
Earnings per share – Basic	$0.48	$0.14					$0.39	M
Earnings per share – Diluted	$0.48	$0.14					$0.39	M

Weighted average shares outstanding – Basic	201	59					239	M
Weighted average shares outstanding – Diluted	202	60					240	M

UNAUDITED PRO FORMA CONDENSED COMBINED CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2018

(in millions, except per share data)

	Park Historical	Chesapeake Historical	Pro forma Sale Adjustments (A)	Park & Chesapeake Adjusted	Pro Forma Merger Adjustments		Park Pro Forma
Revenues
Rooms	$1,716	$455	$(70)	$2,101	$—		$2,101
Food and beverage	713	113	(14)	812	—		812
Ancillary hotel	236	29	—	265	—		265
Other	72	—	(2)	70	—		70

Total revenues	2,737	597	(86)	3,248	—		3,248

Operating expenses
Rooms	449	107	(15)	541	—		541
Food and beverage	495	84	(10)	569	—		569
Other departmental and support	626	130	(23)	733	—		733
Other property-level	207	51	(6)	252	5	J	257
Management and franchise fees	138	31	(5)	164	—		164
Casualty gain and impairment loss, net	(1)	—	—	(1)	—		(1)
Depreciation and amortization	277	76	(12)	341	8	K	349
Corporate general and administrative	65	19	—	84	—		84
Other	73	—	—	73	—		73

Total expenses	2,329	498	(71)	2,756	13		2,769

Gain on sales of assets, net	96	33	—	129	—		129

Operating income	504	132	(15)	621	(13)		608
Interest income	6	—	—	6	—		6
Interest expense	(127)	(34)	4	(157)	(21)	L	(178)
Equity in earnings from investments in affiliates	18	—	—	18	—		18
(Loss) gain on foreign currency transactions	(3)	—	—	(3)	—		(3)
Other gain (loss), net	102	—	—	102	—		102

Income before income taxes	500	98	(11)	587	(34)		553
Income tax (expense) benefit	(23)	(1)	—	(24)	—		(24)

Net income	477	97	(11)	563	(34)		529
Net income attributable to noncontrolling interests	(5)	—	—	(5)	—		(5)

Net income attributable to stockholders	$472	$97	$(11)	$558	$(34)		$524

Earnings per share:
Earnings per share – Basic	$2.32	$1.63					$2.17	M
Earnings per share – Diluted	$2.31	$1.62					$2.16	M

Weighted average shares outstanding – Basic	203	59					241	M
Weighted average shares outstanding – Diluted	204	59					242	M

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED CONSOLIDATED FINANCIAL STATEMENTS

Note 1: Basis of Pro Forma Presentation

For purposes of the unaudited pro forma condensed combined consolidated financial statements, which we refer to as the unaudited pro forma financial statements, we have assumed a total preliminary purchase price for the Merger of approximately $2.0 billion, which consists of shares of Park common stock issued and cash paid in exchange for Chesapeake common shares, and the retirement of certain Chesapeake debt.

The pro forma adjustments that give effect to the Merger assume the acquisition of Chesapeake is a business combination, with Park considered the acquirer of Chesapeake. Accordingly, the purchase price is allocated to the underlying Chesapeake tangible and intangible assets acquired and liabilities assumed based on their respective fair values, with the excess purchase price, if any, allocated to goodwill.

To the extent identified, certain reclassifications have been reflected in the unaudited pro forma financial statements to conform Chesapeake’s financial statement presentation to that of Park. However, the unaudited pro forma financial statements may not reflect all the adjustments necessary to conform Chesapeake’s accounting policies to those of Park due to limitations on the availability of information as of the date of this proxy statement/prospectus. On the unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2019, (i) revolving credit facility debt issuance costs were reclassified to Other assets, (ii) Prepaid expenses and other assets were reclassified to both Prepaid expenses and Other assets and (iii) amounts due to hotel managers were reclassified from Accounts payable and accrued expenses to Due to hotel managers. On the unaudited pro forma condensed combined consolidated statements of operations for the three months ended March 31, 2019 and year ended December 31, 2018, (i) Other revenue was reclassified to Ancillary hotel revenue and (ii) Other direct and indirect expenses were reclassified to Other departmental and support, Other property-level and Management and franchise fees, respectively.

The unaudited pro forma adjustments are based on preliminary estimates, accounting judgments and currently available assumptions that Park’s management believes are reasonable. These adjustments are included only to the extent they are directly attributable to the Merger and related transactions and the appropriate information is known and factually supportable. Pro forma adjustments reflected in the unaudited pro forma condensed combined consolidated statements of operations exclude gains and losses related to the transactions described in Note 2: “Sale Transactions” below that will not have a continuing effect on the operating results of Park.

Preliminary Estimated Purchase Price

The total preliminary estimated purchase price of approximately $2.0 billion was determined based on the number of outstanding Chesapeake common shares as of March 31, 2019, which includes Chesapeake equity-incentive awards that are expected to vest in connection with the Merger. In all cases in which the price per share of Park common stock is a determining factor in arriving at final consideration for the Merger, the share price assumed for the total preliminary purchase price is $25.85, which was the price per share of Park common stock as of the close of business on July 22, 2019.

The actual purchase price will fluctuate with the market price of Park common stock until the Merger is consummated. As a result, the final purchase price could differ significantly from the current estimate, which could materially impact the unaudited pro forma financial statements.

The following table presents the changes to the value of the consideration for the Merger and the total preliminary estimated purchase price based on a 10% increase and decrease in the price per share of Park common stock and cash paid (in millions, except share and per share price of Park common stock):

	Price of Park Common Stock	Park Shares to be Issued	Value of Park Common Stock	Chesapeake Shares to be converted	Cash to be Paid	Calculated Value of Consideration
Park Stock Price as of July 22, 2019	$25.85	38,160,920	$987	60,765,796	$1,022	$2,009
Decrease of 10%	$23.27	38,160,920	$888	60,765,796	$1,022	$1,910
Increase of 10%	$28.44	38,160,920	$1,085	60,765,796	$1,022	$2,107

The total preliminary estimated purchase price, has been allocated to the assets acquired and liabilities assumed for purposes of these unaudited pro forma financial statements, based on their fair values, assuming the Merger was completed on March 31, 2019. The final fair values will be based upon valuations and other analyses for which there is currently insufficient information to make a definitive valuation. Accordingly, the purchase price allocation adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma financial statements. The final purchase price allocation will be determined after the Merger is completed and all information necessary to determine the fair value of Chesapeake’s assets and liabilities has been received. As a result, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented herein.

The preliminary estimated purchase price of Chesapeake (as calculated in the manner described above) is allocated to the assets to be acquired and the liabilities to be assumed on the following preliminary basis (in millions):

Investment in hotel properties, net	$2,211
Intangibles, net	32
Cash and cash equivalents	95
Restricted cash	24
Accounts receivable, net	24
Prepaid expenses	9
Other assets	12
Operating lease right-of-use asset	75
Debt	(312)
Accounts payable and accrued expenses	(53)
Due to hotel managers	(12)
Other liabilities	(24)
Operating lease liability	(72)

Total estimated purchase price	$2,009

Note 2: Sale Transactions

A. Pro Forma Sale Adjustments

On June 24, 2019, Park completed the sale of three of its non-core hotel properties. Additionally, prior to the closing of the Merger, Park expects that Chesapeake will complete the sale of the New York Disposition Properties, which are currently under contract to be sold, in accordance with the terms of the Merger Agreement. Park and Chesapeake expect to receive $213 million in net proceeds from these asset sales, after repayment of $85 million of associated mortgage loans, which results in a loss of approximately $2 million. Due to the significance of the sales, both Chesapeake’s and Park’s historical consolidated balance sheet as of March 31, 2019 and historical consolidated statements of operations for the year ended December 31, 2018 and the three months ended March 31, 2019 have been adjusted to reflect the sale of these hotels excluding gains and losses which will not have a continuing effect on the operating results of Park. For pro forma purposes, the sales are assumed to have occurred on March 31, 2019 for the unaudited pro forma condensed combined consolidated balance sheet and on January 1, 2018 for the unaudited pro forma condensed combined consolidated statements of operations. The consummation of the Merger is not contingent on the completion of the disposition of these hotels.

Note 3: Pro Forma Merger Adjustments to the Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet

The unaudited pro forma condensed combined consolidated balance sheet as of March 31, 2019 reflects the following adjustments:

B. Property and Equipment, Net

The hotel property assets to be acquired by Park through the Merger are reflected in the unaudited pro forma condensed combined consolidated balance sheet based on a preliminary estimated fair value. The preliminary estimated fair value was derived by applying a market capitalization rate to estimated net operating income of each hotel and other market data. The hotel property assets acquired generally consist of land and improvements, buildings and improvements, and furniture, fixtures and equipment. The adjustments reflected in the unaudited pro forma condensed combined consolidated balance sheet represent the differences between the preliminary fair value of the hotel property assets to be acquired by Park through the Merger, and Chesapeake’s historical balances, which are presented as follows (in millions):

	Preliminary Fair value	Less: Chesapeake Historical (Adjusted)	Pro Forma Adjustments
Land and improvements	$284	$(254)	$30
Buildings and leasehold improvements	1,712	(1,527)	185
Furniture, fixtures and equipment	204	(182)	22
Construction-in-progress	11	(10)	1

	2,211	(1,973)	238
Accumulated depreciation and amortization	—	367	367

Adjustment to Property and equipment, net	$2,211	$(1,606)	$605

Chesapeake’s historical accumulated depreciation was eliminated since the assets are recognized and presented at fair value.

C. Cash and Cash Equivalents

Cash and cash equivalents is adjusted for cash received from the term loan financing of $776 million, offset by cash used in connection with the Merger of $1,022 million (including $668 million to be paid to Chesapeake shareholders in Cash Consideration, repayment of the $225 million Chesapeake term loan, and repayment of $129 million of Chesapeake’s mortgage loans) and $12 million of financing costs.

D. Other Assets

Chesapeake’s historical balance sheet included $2 million of unamortized debt issuance costs associated with its credit facility. Chesapeake’s credit facility will be eliminated, thus the unamortized debt issuance costs have been eliminated.

E. Debt

Term loans, net

The Chesapeake historical balance sheet included a term loan with a principal balance of $225 million and $1 million of unamortized debt issuance costs associated with the term loan. Park will repay the Chesapeake term loan in connection with the Merger and, therefore, the term loan, net of the associated unamortized debt issuance costs, of $224 million has been eliminated. In addition, Park has obtained a financing commitment for a new unsecured $1.1 billion delayed draw term loan facility, and Park expects to draw $776 million (“New Term Loan”) to finance the cash component of the Merger Consideration, repay a portion of Chesapeake’s debt, and pay for a portion of the merger-related transaction costs. An adjustment has been made to reflect the New Term Loan net of debt issuance costs as this debt will be incurred directly related to the Merger.

Mortgage debt, net

Park will assume certain of Chesapeake’s mortgage loans (“Assumed Mortgage Loans”) secured by the Hilton Denver City Center, Hilton Checkers Los Angeles, W Chicago—City Center, and Hyatt Regency Boston properties pursuant to the Merger. The balance of the Assumed Mortgage Loans have been adjusted by $2 million, which reflects the decrease in estimated fair value of the debt at March 31, 2019. Unamortized debt issuance costs were included in mortgage debt in Chesapeake’s historical balance sheet. As the mortgage debt assumed in the Merger is presented at fair value in the unaudited pro forma condensed combined consolidated balance sheet, the historical unamortized debt issuance costs have been eliminated, and the estimated new costs of $3 million to assume the debt have been recognized in the unaudited pro forma condensed combined consolidated balance sheet. In addition, Park will repay Chesapeake’s mortgage loans (“Repaid Mortgage Loans”) secured by the Boston Marriott Newton and Le Meridien San Francisco properties pursuant to the Merger; therefore, the balance of these mortgage loans net of unamortized debt issuance costs have been eliminated.

The adjustments to Debt are summarized below (in millions):

Term loans, net
New Term Loan	$776
Financing costs - New Term Loan	(9)
Less: Chesapeake term loan - historical basis	(225)
Less: Chesapeake unamortized debt issuance costs on term loan - historical basis	1

Adjustment to term loan	543

Mortgage debt, net
Fair value adjustment - Assumed Mortgage Loans	(2)
Financing costs - Assumed Mortgage Loans	(3)
Less: Chesapeake unamortized debt issuance costs on Assumed Mortgage Loans -historical basis	1

Adjustment to Assumed Mortgage Loans	(4)
Less: Chesapeake Repaid Mortgage Loans - historical basis	(129)

Adjustment to Debt	$410

F. Accounts Payable and Accrued Liabilities

Non-recurring transaction costs include those costs to be paid by Park directly attributable to the Merger. These transaction costs, consisting primarily of severance, transfer tax, fees for financial advisors, legal, accounting, tax and other professional services, are estimated to be approximately $109 million. An adjustment has been made to accounts payable and accrued expenses for these transactions costs which have not been paid or accrued as of March 31, 2019. These costs are non-recurring in nature and directly related to the Merger and, therefore, are reflected as a reduction to retained earnings and not included in the unaudited pro forma condensed combined consolidated statements of operations.

G. Other Liabilities

Represents an adjustment to other liabilities recognized on Chesapeake unaudited condensed consolidated financial statement as of March 31, 2019 for which the estimated fair value is zero.

H. Common Shares and Additional Paid-in Capital

The pro forma adjustment represents the issuance of 0.628 of a share of Park common stock, par value of $0.01 per share, for each outstanding Chesapeake common share as of March 31, 2019, which includes Chesapeake equity-incentive awards that are expected to vest in connection with the Merger. The adjustments are summarized below (in millions except share and per share data):

Total Chesapeake common shares outstanding as of March 31, 2019	60,765,796
Exchange ratio	0.628

Park common stock to be issued	38,160,920
Par value per share of Park common stock	$0.01

Par value of Park common stock to be issued	$—
Less: Par value of Chesapeake common shares – historical basis	$1

Adjustment to Park common stock	$(1)

Park common stock to be issued	38,160,920
Additional paid-in capital per share ($25.85 less $0.01 par value)(1)	$25.84

Additional paid-in capital of Park common stock to be issued	$985
Less: Chesapeake additional paid-in-capital – historical basis	$(1,194)

Adjustment to Additional paid-in-capital for Park common stock to be issued	$(209)

(1)

The share price of Park common stock will be adjusted based on the share price at the Merger close date. The share price assumed is $25.85, which was the price per share of Park common stock as of the close of business on July 22, 2019.

I. Retained Earnings

Represents the elimination of Chesapeake’s distributions in excess of retained earnings of $152 million, which includes an $8 million estimated gain on the sale of the New York Disposition Properties, offset by non-recurring transaction costs of approximately $109 million.

Note 4: Pro Forma Merger Adjustments to the Unaudited Pro Forma Condensed Combined Consolidated Statements of Operations

The unaudited pro forma condensed combined consolidated statements of operations for the year ended December 31, 2018 and the three months ended March 31, 2019, reflect the following adjustments:

J. Other Property-Level

An adjustment of $1 million and $5 million for the three months ended March 31, 2019 and for the twelve months ended December 31, 2018, respectively, relates to the estimated increase in property taxes primarily due to the reassessment of California properties with estimated fair value exceeding historical property tax basis pursuant to Proposition 13. The adjustment was calculated based on multiplying property tax rates by the difference between the estimated fair value and the historical property tax basis.

K. Depreciation and Amortization

For purposes of the unaudited pro forma condensed combined consolidated statements of operations, depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives of 40 years for buildings, 15 years for building improvements and 8 years for furniture fixture and equipment. As Park would have commenced depreciation and amortization on January 1, 2018, the depreciation and amortization expense included in Chesapeake’s historical financial statements has been eliminated and an adjustment has been made to reflect the depreciation and amortization expense that Park would have recognized if the Merger had been completed as of January 1, 2018. The following table summarizes the pro forma adjustment to depreciation and amortization expense that would have been recorded for the respective periods assuming completion of the Merger occurred on January 1, 2018. The adjustments are summarized below (in millions):

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Depreciation and amortization	$20	$80
Less: Elimination of Chesapeake’s depreciation and amortization – historical (adjusted)	(18)	(72)

Adjustment to depreciation and amortization	$2	$8

L. Interest Expense

The pro forma adjustment to interest expense is related to interest expense on the New Term Loan, coupled with the amortization of debt issuance costs related to both the New Term Loan and the Assumed Mortgage Loans, both amortized over the remaining term of the debt and the elimination of Chesapeake’s historical amortization of debt issuance costs. In addition, an adjustment has been made to eliminate interest expense associated with the repayment of Chesapeake’s term loan and the Repaid Mortgage Loans.

The following table summarizes the pro forma adjustment to interest expense in the unaudited condensed combined consolidated statements of operations for the respective periods assuming the Merger occurred on January 1, 2018. The adjustments are summarized below (in millions):

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Interest expense and amortization of debt issuance costs – New Term Loan	$(8)	$(33)
Amortization of debt issuance costs – Assumed Mortgage Loans	—	(1)
Less: Chesapeake interest expense on Repaid Mortgage Loans and term loan - historical basis	3	12
Less: Chesapeake amortization of debt issuance costs on Repaid and Assumed Mortgage Loans – historical basis	—	1

Adjustment to Interest expense	$(5)	$(21)

The adjustment to interest expense related to the New Term Loan was made based on using an interest rate of 4.00% and 4.02% for the three months ended March 31, 2019 and twelve months ended December 31, 2018, respectively. A 0.125% change in the interest rate would change our pro forma interest expense by less than $1 million and by $1 million for the three months ended March 31, 2019 and the twelve months ended December 31, 2018, respectively.

M. Earnings Per Share

The unaudited pro forma adjustment to shares outstanding used in the calculation of basic and diluted earnings per share are based on the combined basic and diluted weighted-average shares, after giving effect to the exchange ratio, as follows (in millions, except per share data):

	Three months ended March 31, 2019	Twelve months ended December 31, 2018
Numerator:
Net income attributable to stockholders	$93	$524
Earnings allocated to participating securities	—	(2)

Net income attributable to stockholders net of earnings allocated to participating securities	$93	$522
Denominator:
Park weighted average shares outstanding – basic	201	203
Park common stock to be issued to Chesapeake shareholders	38	38
Pro Forma weighted-average common stock outstanding, basic	239	241
Pro Forma weighted average common stock outstanding – diluted	240	242

Basic EPS(1)	$0.39	$2.17
Diluted EPS(1)	$0.39	$2.16

(1)	Per share amounts are calculated based on unrounded numbers.

Annex A

AGREEMENT AND PLAN OF MERGER

Dated as of May 5, 2019

among

PARK HOTELS & RESORTS INC.

PK DOMESTIC PROPERTY LLC,

PK DOMESTIC SUB LLC,

and

CHESAPEAKE LODGING TRUST

i

ii

Exhibits and Schedules

Exhibit A	Form of Polsinelli PC Tax Opinion
Exhibit B	Form of Hogan Lovells US LLP Tax Opinion

Schedule I	Knowledge of the Company
Schedule II	Knowledge of Park Parties

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of May 5, 2019, is made by and among Park Hotels & Resorts Inc., a Delaware corporation (“Park”), PK Domestic Property LLC, a Delaware limited liability company and an indirect Subsidiary of Park (“Parent”), PK Domestic Sub LLC, a Delaware limited liability company and a direct Subsidiary of Parent (“Merger Sub” and, together with Park and Parent, the “Park Parties”), and Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”). Park, Parent, Merger Sub, and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties”.

WHEREAS, the board of trustees of the Company (the “Company Board”) has unanimously (i) declared advisable and approved the merger of the Company with and into Merger Sub (the “Merger”), with Merger Sub being the surviving entity (the “Surviving Entity”), upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Maryland REIT Law (the “MRL”) and the Delaware Limited Liability Company Act (the “DLLCA”), whereby, among other matters, each issued and outstanding common share of beneficial interest, par value $0.01 per share, of the Company (the “Company Common Shares”) as of immediately prior to the Effective Time, other than the Excluded Shares, will be converted into the right to receive the Merger Consideration from Parent, (ii) authorized the Company to execute, deliver and perform this Agreement, (iii) directed that the Merger be submitted for consideration at a meeting of the shareholders of the Company, (iv) subject to Section 7.3(b)(iv), resolved to recommend that the shareholders of the Company vote in favor of the approval of the Merger and to include such recommendation in the Proxy Statement, and (v) taken all actions required for the execution of this Agreement by the Company;

WHEREAS, the members of Parent have (i) approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Parent to execute, deliver and perform this Agreement and (iii) taken all actions required for the execution of this Agreement by Parent;

WHEREAS, Parent, in its capacity as sole member of Merger Sub, has (i) approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Merger Sub to execute, deliver and perform this Agreement, and (iii) taken all actions required for the execution of this Agreement by Merger Sub;

WHEREAS, the board of directors of Park (the “Park Board”) has (i) declared advisable and approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Park to execute, deliver and perform this Agreement, (iii) taken all actions required for the execution of this Agreement by Park and (iv) approved the issuance of Park Common Stock contemplated by this Agreement;

WHEREAS, prior to the Effective Time, Park shall cause to be contributed to Parent the shares of Park Common Stock to be delivered by Parent as the Common Stock Consideration pursuant to the Merger;

WHEREAS, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the Parties intend that the Merger will be treated as a taxable sale by the Company of all of the Company’s assets to Parent in exchange for the Merger Consideration and the assumption of all of the Company’s liabilities immediately followed by a distribution of such Merger Consideration by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income tax purposes; and

WHEREAS, each of the Parties desires to make certain representations, warranties, covenants and agreements in connection with the execution of this Agreement and to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of foregoing and the respective representations, warranties, covenants and agreements, and subject to the conditions set forth herein, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions.

“Action” means any claim, action, suit, litigation, proceeding, arbitration, mediation or other investigation or audit (in each case, whether sounding in contract, tort or otherwise, whether civil or criminal and whether brought, conducted, tried or heard by or before, or otherwise involving, any Person (including any Governmental Authority)).

“Affiliate” of any Person means a Person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned Person.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in New York, New York.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§ 9601 et seq., as amended.

“Claim” means any threatened, asserted, pending or completed Action or inquiry, whether civil, criminal, administrative, investigative or otherwise, including any arbitration or other alternative dispute resolution mechanism, and whether instituted by any Party hereto, any Governmental Authority or any other Person arising out of or pertaining to matters that relate to any Indemnified Party’s duties (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith) or service as a manager, director, officer, trustee, employee, agent or fiduciary of the Company or any of the Company Subsidiaries or, to the extent such Person is or was serving at the request or for the benefit of the Company or any of the Company Subsidiaries, any other entity or any Company Employee Program maintained by any of the foregoing at or prior to the Effective Time.

“Claim Expenses” means reasonable documented attorneys’ fees and all other reasonable documented out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Claim, including any Action relating to a claim for indemnification or advancement brought by an Indemnified Party as contemplated in Section 7.4.

“Company Bylaws” means the Amended and Restated Bylaws of the Company, as amended and supplemented and in effect on the date hereof.

“Company Credit Facility” means the Fifth Amended and Restated Credit Agreement, dated May 31, 2018, by and among the Company OP, as borrower, the financial institutions party thereto and their assignees under Section 13.6 thereunder, as lenders, and Wells Fargo Bank, N.A., as administrative agent.

“Company Datasite” means that (a) certain datasite maintained by the Company at intralinks.com in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) calendar day prior to the date hereof and (b) the Company Board and Company Board committee minute and resolutions provided by a Representative of the Company to Park via e-mail on March 27, 2019 and April 8, 2019.

“Company Declaration of Trust” means the Articles of Amendment and Restatement of Declaration of Trust of the Company, as amended and supplemented and in effect on the date hereof.

“Company Employee Program” means each “employee benefit plan,” within the meaning of ERISA Section 3(3) (whether or not subject to ERISA), and each bonus, stock, stock option or other equity-based compensation arrangement or plan, incentive, deferred compensation, retirement or supplemental retirement, severance, separation, employment, termination, consulting, commission, change-in-control, retention, profit sharing, pension, vacation, paid time off, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe benefit or other benefit or compensation plan, policy, program, agreement, arrangement or Contract, whether written or unwritten, that is currently sponsored, maintained or contributed to by the Company or any Company Subsidiary or under or with respect to which the Company or any Company Subsidiary or their respective ERISA Affiliates has any liability, whether accrued, absolute, contingent, direct or indirect.

“Company Equity Incentive Plan” means the Company’s Equity Plan, as amended and restated effective as of June 14, 2018, as amended and in effect on the date hereof.

“Company Leases” means any lease, sublease, or other right of occupancy that the Company or any Company Subsidiary is party to as landlord or sublandlord with respect to each of the applicable Company Properties.

“Company Material Adverse Effect” means an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, liabilities, results of operations, or condition (financial or otherwise) of the Company and the Company Subsidiaries taken as a whole, or (b) will prevent the Company from consummating the Merger or the other transactions contemplated hereby on or prior to the Outside Date; provided that for purposes of clause (a), “Company Material Adverse Event” shall not include any Event to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) changes in general legal, regulatory or political conditions in the U.S. or in any other country or region of the world, (iii) any Events that affect the lodging industry generally, (iv) the negotiation, execution or announcement of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact of any of the foregoing on relationships, contractual or otherwise, with customers, franchisors, managers, suppliers, lenders, investors, future partners or employees (provided, that the exception in this clause (iv) does not apply to the use of Company Material Adverse Effect in Section 4.5 (or Section 8.2 as it relates to Section 4.5), (v) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of a Park Party, (vi) earthquakes, hurricanes or other natural disasters, (vii) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (viii) any decline in the market price of the Company Common Shares or any failure of the Company to meet internal or publicly announced financial projections or forecasts (provided, that any Event giving rise to such decline or failure may be taken into account in determining whether there has been a Company Material Adverse Effect), (ix) changes in Law or GAAP or interpretations or enforcement thereof or (x) any stockholder or derivative litigation arising from allegations of a breach or violation of applicable Law relating to this Agreement or the Merger or the other transactions contemplated thereby, which in the case of each of the foregoing clauses (i), (ii), (iii), (vi), (vii) and (ix) to the extent they do not materially disproportionately affect the Company and the Company Subsidiaries, taken as a whole, relative to other participants in the lodging industry in the United States.

“Company OP” means Chesapeake Lodging, L.P., a Delaware limited partnership and an indirect wholly-owned Subsidiary of the Company.

“Company Performance Share Award” means an award of Company Common Shares granted under the Company Equity Incentive Plan that is unvested or subject to a substantial risk of forfeiture that, immediately prior to the Effective Time, is subject to performance-based vesting conditions.

“Company Protected Information” means any confidential information of the Company or the Company Subsidiaries, trade secrets of the Company or the Company Subsidiaries, information to which the Company or any Company Subsidiary or one of their management companies or franchisors, as applicable, has undertaken an obligation of confidentiality to a Third Party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of the Company Subsidiaries or one of their management companies or franchisors, as applicable.

“Company Term Loan” means the term loan pursuant to the Term Loan Agreement, dated April 21, 2017, as amended by First Amendment to Term Loan Agreement, dated as of May 31, 2018, by and among Company OP, as borrower, the financial institutions party thereto and their assignees under Section 13.6 thereof, as lenders, and Wells Fargo Bank, N.A., as administrative agent.

“Company Time-Based Share Award” means an award of Company Common Shares granted under the Company Equity Incentive Plan that is unvested or subject to a substantial risk of forfeiture that, immediately prior to the Effective Time, is subject to only time-based vesting conditions.

“Confidentiality Agreement” means the Confidentiality and Non-Disclosure Agreement, dated March 21, 2019, between Park and the Company.

“Contract” means any written or oral agreement, contract, arrangement, subcontract, lease, understanding, instrument, bond, mortgage, indenture, deed of trust, debenture, note, option, warrant, warranty, purchase order, license, Permit, franchise, sublicense, insurance policy, benefit plan or other legally binding commitment or undertaking of any nature.

“Encumbrance” means liens, mortgages, deeds of trust, pledges, claims against title, charges, security interests, rights of first refusal, options, preemptive rights, community property rights or other adverse property rights, easements, hypothecation, encumbrance, infringement, interference, community property interest, rights of way or other similar items, or any other restriction or encumbrances on title of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environment” means soil, sediment, surface or subsurface strata, surface water, ground water, indoor ambient air and any biota living in or on such media.

“Environmental Law” means any Law (including common law), relating to the pollution, protection, regulation or restoration of the Environment or human health or safety as it relates to exposure to Hazardous Materials, including, those relating to the generation, use, handling, presence, transportation, treatment, storage, disposal, Release, threatened Release or discharge of Hazardous Materials, and including CERCLA.

“Environmental Permit” means any permit, approval, license, exemption or other authorization required under any applicable Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity, trade or business (whether or not incorporated) that, together with any other entity, trade or business (whether or not incorporated), is required to be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code.

“Event” means an effect, event, change, development, circumstance, condition or occurrence.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Expense Amount” means an amount equal to the sum of all documented reasonable out-of-pocket Expenses paid or payable by any of the Park Parties, as applicable, in connection with this Agreement, the Merger or any of the other transactions contemplated hereby; provided, that the Expense Amount shall not exceed seventeen million five hundred thousand dollars ($17,500,000).

“Expenses” means all expenses (including all fees and expenses of counsel, accountants, investment bankers, financial advisors, financing sources, experts and consultants to a Party and its Affiliates) incurred by any of the Park Parties or on their behalf in connection with or related to (a) any due diligence in connection with the transactions contemplated by this Agreement, (b) the authorization, preparation, negotiation, execution and performance of this Agreement, (c) the preparation, printing and filing of the Form S-4 and the preparation, printing, filing and mailing of the Proxy Statement, (d) all SEC and other regulatory filing fees incurred in connection with the transactions contemplated by this Agreement, (e) the solicitation of shareholders, (f) engaging the services of the Exchange Agent, (g) obtaining third party consents and (h) any other filings with the SEC and all other matters related to the consummation of the Merger and the other transactions contemplated by this Agreement.

“FLSA” means the federal Fair Labor Standards Act of 1938, as amended, and similar state, local and foreign laws related to the payment of wages, including minimum wage and overtime wages.

“Form S-4” means the registration statement on Form S-4 to be filed with the SEC by Park pursuant to which the offer and sale of shares of Park Common Stock in the Merger will be registered pursuant to the Securities Act and in which the Proxy Statement will be included (including any amendments or supplements thereto).

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Authority” means any United States (federal, state or local) or foreign government or arbitration board, panel or tribunal, or any governmental or quasi-governmental, regulatory, judicial, or administrative authority, board, bureau, agency, commission or self-regulatory organization or any United States or state court of competent jurisdiction.

“Hazardous Materials” means any substance, material or waste, whether solid, liquid or gas, that is subject to regulation, or for which liability or standards of care are imposed, under any Environmental Law, including any “hazardous substance” as defined by CERCLA, petroleum and petroleum products (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“Indebtedness” means, with respect to any Person, without duplication, (a) all principal of and premium (if any) of all indebtedness, notes payable, accrued interest payable or other obligations of such Person for borrowed money (including any bonds, indentures, debentures or similar instruments), whether secured or unsecured, convertible or not convertible, (b) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person or incurred as financing with respect to property acquired by such Person, (c) all obligations of such Person secured by an Encumbrance on such Person’s assets, (d) all capitalized lease obligations of such Person, (e) all obligations of such Person under interest rate, swap, collar or similar transactions or currency hedging transactions (valued at the termination value thereof), (f) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (g) all obligations in respect of bankers acceptances or letters of credit, (h) all obligations in respect of prepayment premiums, penalties, breakage costs, “make whole amounts,” costs, expenses and other payment obligations that would arise if any of the Indebtedness described in the foregoing clauses (a) through (g) were prepaid or unwound and settled, (i) all guarantees of such Person of any such Indebtedness (as described in the foregoing clauses (a) through (h)) of any other Person, and (j) any agreement to provide any of the foregoing.

“Initial Party” means any Person or group of Persons from whom the Company or any of its Representatives has received a bona fide written Acquisition Proposal after the execution of this Agreement and prior to the thirtieth (30th) calendar day following the date hereof that did not result from a breach or violation of Section 7.3 and that the Company Board has determined in good faith (after consultation with its outside legal counsel and its financial advisors), either constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal.

“Intellectual Property” means all United States and foreign (a) patents, patent applications, inventions, invention disclosures, any and all improvements thereof, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof, (b) registered and unregistered trademarks, service marks, trade dress, logos, trade names, corporate names, Internet domain names, social media handles, design rights and other source identifiers, together with the goodwill symbolized by any of the foregoing, (c) works of authorship, copyrightable works, registered and unregistered copyrights and copyrightable works, (d) confidential and proprietary information, including trade secrets, customer and supplier lists, pricing, cost information, business and marketing plans and proposals, knowhow, algorithms and methodologies, (e) all rights in the foregoing, and (f) all applications and registrations for the foregoing.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the United States Internal Revenue Service or any successor agency.

“Knowledge” means (a) where used herein with respect to the Company, the actual knowledge of the individuals named in Schedule I, and (b) where used herein with respect to the Park Parties, the actual knowledge of the individuals named in Schedule II.

“Law” means any domestic (federal, state, or local) or foreign law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree promulgated by any Governmental Authority.

“MGCL” means the Maryland General Corporation Law.

“New York Disposition Properties” means the Hyatt Place New York Midtown South located at 52 West 36th Street, New York, New York 10018 and the Hyatt Herald Square New York located at 30 W 31st Street, New York, New York 10001.

“NYSE” means the New York Stock Exchange.

“Organizational Documents” means, with respect to any Person, the certificate or articles of incorporation, certificate or articles of formation, declaration of trust, by-laws, limited liability company agreement, limited partnership agreement and similar organizational documents, as amended, of such Person.

“Other Disposition Properties” means Courtyard Washington Capitol Hill/Navy Yard, which is located at 140 L St SE, Washington, DC 20003 and/or any other Company Property (other than the New York Disposition Properties) identified by the Park Parties during the Interim Period as a property to be sold.

“Park Charter” means the Amended and Restated Certificate of Incorporation of Park, as amended and supplemented and in effect on the date hereof.

“Park Common Stock” means shares of common stock of Park, par value $0.01 per share.

“Park Datasite” means that certain datasite maintained by the Park Parties on Microsoft SharePoint Intranet in connection with this Agreement in connection with this Agreement and the transactions contemplated thereby, as such was in existence on the date that is one (1) calendar day prior to the date hereof.

“Park Equity Incentive Plan” means Park’s 2017 Omnibus Incentive Plan.

“Park Material Adverse Effect” means an Event that (a) has had, or would reasonably be expected to have, a material adverse effect on the assets, business, liabilities, results of operations, or condition (financial or otherwise) of the Park Parties and the other Park Subsidiaries taken as a whole, or (b) will prevent Parent and Merger Sub from consummating the Merger or the other transactions contemplated hereby on or prior to the Outside Date; provided that for purposes of clause (a), “Park Material Adverse Event” shall not include any Event to the extent arising out of or resulting from (i) changes in conditions in the U.S. or global economy or capital or financial markets generally, including changes in interest or exchange rates, (ii) changes in general legal, regulatory or political conditions in the U.S. or in any other country or region of the world, (iii) any Events that affect the lodging industry generally, (iv) the negotiation, execution or announcement of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact of any of the foregoing on relationships, contractual or otherwise, with customers, franchisors, managers, suppliers, lenders, investors, future partners or employees (provided, that the exception in this clause (iii) does not apply to the use of Park Material Adverse Effect in Section 5.4 (or Section 8.3 as it relates to Section 5.4)), (v) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of an executive officer of the Company, (vi) earthquakes, hurricanes or other natural disasters, (vii) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage, (viii) any decline in the market price of the Park Common Stock or any failure of Park to meet internal or publicly announced financial projections or forecasts (provided, that any Event giving rise to such decline or failure may be taken into account in determining whether there has been a Park Material Adverse Effect), (ix) changes in Law or GAAP or interpretations or enforcement thereof or (x) any stockholder or derivative litigation arising from allegations of a breach or violation of applicable Law relating to this Agreement or the Merger or the other transactions contemplated thereby, which in the case of each of the foregoing clauses (i), (ii), (iii), (vi), (vii) and (ix) to the extent they do not materially disproportionately affect Park and the Park Subsidiaries, taken as a whole, relative to other participants in the lodging industry in the United States.

“Park Protected Information” means any confidential information of Park or the Park Subsidiaries, trade secrets of Park or the Park Subsidiaries, information to which Park or any Park Subsidiary or one of their management companies or franchisors, as applicable, has undertaken an obligation of confidentiality to a Third Party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by Park or any of the Park Subsidiaries or one of their management companies or franchisors, as applicable.

“Park Subsidiary REIT” means the Park Subsidiary that intends to elect to be taxed as a REIT under the Code with respect to its initial taxable year ending December 31, 2019.

“Person” means an individual, corporation, limited liability company, partnership, limited partnership, association, trust, unincorporated organization, REIT, other entity, organization or group (as defined in Section 13(d) of the Exchange Act) or a Governmental Authority or a political subdivision, agency or instrumentality of a Governmental Authority.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the indoor or outdoor environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representative” of any Person means any Affiliate, officer, director, trustee, employee or consultant of such Person or any investment banker, financial advisor, attorney, accountant or other representative retained by such Person.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture, partnership, limited partnership, association, trust, REIT or other entity or organization, whether incorporated or unincorporated, of which (a) such Person directly or indirectly owns or controls at least a majority of the capital stock or other equity interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions, (b) such Person or a Subsidiary of such Person by reason of the application of clause (a) or clause (c) of this definition of “Subsidiary” is a general partner, manager, managing member, trustee, director or the equivalent, or (c) such Person, directly or indirectly, holds a majority of the beneficial, equity, capital, profits or other economic interest.

“Tax” or “Taxes” means any federal, state, local and foreign or other taxes of any kind, together with penalties, interest or additions imposed with respect to such amounts, imposed by any Governmental Authority, including taxes on or with respect to income, gross receipts, capital gains, withholding, property, recording, stamp, transfer, sales, use, net worth, abandoned property, franchise, windfall or other profits, gross receipts, premiums, employment, social security, workers’ compensation, unemployment compensation, payroll, capital stock, excise, environmental, registration and documentation fees, severance, occupation, customs duties, disability, or estimated tax.

“Tax Returns” means all reports, returns, declarations, claims for refund, estimated tax filings, statements or other information required to be supplied to a Governmental Authority in connection with Taxes, including any schedule or attachment thereto, and including and amendments thereof.

“Termination Fee” means an amount equal to sixty two million five hundred thousand dollars ($62,500,000); provided, that if (i) the initial Company Change Notice in respect of a Superior Proposal received from an Initial Party has been provided to Park pursuant to Section 7.3(b)(iv) prior to the thirtieth (30th) calendar day following the date hereof and (ii) the Company terminates this Agreement pursuant to Section 9.1(e) to enter into an Acquisition Agreement with respect to such Superior Proposal with such Initial Party, then the Termination Fee shall mean an amount equal to thirty eight million five hundred thousand dollars ($38,500,000).

“Third Party” means any Person or group of Persons other than the Parties to this Agreement and their respective Affiliates.

“VWAP of Park Common Stock” means the volume weighted average price of Park Common Stock for the ten (10) trading days immediately prior to the Closing Date, as reported by Bloomberg (or, in the event Bloomberg does not report such information, such third-party service as is mutually agreed upon by the Parties).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, as amended, any state law analogs or statutes of similar effect, including any statutes that require advance notice of plant closings, mass layoffs or similar group personnel or employment actions.

Section 1.2 Other Defined Terms. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
Acceptable Confidentiality Agreement	Section 7.3(b)
Acquisition Agreement	Section 7.3(a)
Acquisition Inquiry	Section 7.3(f)(i)
Acquisition Proposal	Section 7.3(f)(ii)
Agreement	Preamble
Articles of Merger	Section 2.3
Book-Entry Share	Section 3.1(b)
Cash Consideration	Section 3.1(b)

Term	Section
Certificate	Section 3.1(b)
Certificate of Limited Partnership	Section 4.1(c)
Certificate of Merger	Section 2.3
Change in Company Recommendation	Section 7.3(b)(iii)
Closing	Section 2.2
Closing Date	Section 2.2
Code	Recitals
Common Stock Consideration	Section 3.1(b)
Company	Preamble
Company 401(k) Plan	Section 7.12(b)
Company Board	Recitals
Company Change Notice	Section 7.3(b)(iv)
Company Common Shares	Recitals
Company Disclosure Letter	ARTICLE IV
Company Equity Award	Section 4.3(c)
Company Franchise Agreement	Section 4.11(g)
Company Governing Documents	Section 4.1(c)
Company Ground Lease	Section 4.11(e)
Company Major Lease	Section 4.11(d)
Company Management Agreement	Section 4.11(f)
Company Management Company Employee	Section 4.14(a)
Company Material Contract	Section 4.18(c)
Company Permitted Encumbrances	Section 4.11(b)
Company Preferred Shares	Section 4.3(a)
Company Property	Section 4.11(a)
Company Recommendation	Section 4.2(b)
Company SEC Reports	Section 4.7(a)
Company Shareholder Approval	Section 4.17
Company Shareholder Meeting	Section 7.1(c)
Company Subsidiary	Section 4.1(b)
Company Subsidiary REIT Liquidation Date	Section 2.7(a)(vii)
Company Subsidiary REIT Liquidation Transaction	Section 2.7(a)(vii)
Company Subsidiary REITs	Section 2.7(a)(vii)
Company Tax Protection Agreement	Section 6.1(b)(xxii)
Continuing Employee	Section 7.7(a)
Debt Commitment Letter	Section 10.10(b)
Debt Financing Source	Section 10.10(b)
Disposition Properties	Section 2.7(b)
Disposition Property Assistance Effort	Section 2.7(b)
DLLCA	Recitals
DSOS	Section 2.3
Effective Time	Section 2.3
Exchange Agent	Section 3.3(a)
Exchange Fund	Section 3.3(a)
Exchange Ratio	Section 3.1(b)
Excluded Shares	Section 3.1(c)
Fractional Share Consideration	Section 3.1(b)
Indemnification Agreements	Section 7.4(b)
Indemnified Parties	Section 7.4(a)
Interim Period	Section 6.1(a)
Intervening Event	Section 7.3(f)(iii)

Term	Section
Labor Agreement	Section 4.14(a)
Lender Designated Sections	Section 10.12
Letter of Transmittal	Section 3.3(c)
Losses	Section 7.17
Maryland Courts	Section 10.9
Maximum Premium	Section 7.4(c)
Merger	Recitals
Merger Consideration	Section 3.1(b)
Merger Sub	Preamble
MRL	Recitals
Notice Period	Section 7.3(b)(iv)
Outside Date	Section 9.1(b)(iii)
Parent	Preamble
Park	Preamble
Park Board	Recitals
Park Disclosure Letter	ARTICLE V
Park Franchise Agreement	Section 5.10(f)
Park Governing Documents	Section 5.1(e)
Park Ground Leases	Section 5.10(d)
Park Management Agreement	Section 5.10(e)
Park Material Contract	Section 5.12(c)
Park Parties	Preamble
Park Permitted Encumbrances	Section 5.10(b)
Park Plans	Section 7.7(b)
Park Preferred Stock	Section 5.3(b)
Park Property	Section 5.10(a)

Park SEC Reports	Section 5.6(a)
Park Subsidiary	Section 5.1(d)
Parties	Preamble
Partnership Agreement	Section 4.1(c)
Partnership Governing Documents	Section 4.1(c)
Payoff Letters	Section 7.19
Permit	Section 4.6
Permitted REIT Dividend	Section 7.16(c)
Proxy Statement	Section 3.3(a)
Qualified REIT Subsidiary	Section 4.10(f)
Qualifying Income	Section 9.4(a)
Registered Intellectual Property	Section 4.20(a)
REIT	Section 4.10(b)
Sarbanes-Oxley Act	Section 4.7(a)
SDAT	Section 2.3
Securities Laws	Section 4.7(a)
Specified Transactions	Section 2.7(b)
Superior Proposal	Section 7.3(f)(iv)
Surviving Entity	Recitals
Takeover Statutes	Section 4.24
Tax Protection Agreement	Section 4.10(m)
Taxable REIT Subsidiary	Section 4.10(b)
Transfer Taxes	Section 7.8(a)

Section 1.3 Interpretation. The table of contents and the headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. When a reference is made in this Agreement to an Article, a Section, or an Exhibit or a Schedule, such reference shall be to an Article or a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation” unless such words (or words of similar meaning) otherwise appear. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. Except when used together with the word “either” or otherwise for the purpose of identifying mutually exclusive alternatives, the term “or” has the inclusive meaning represented by the phrase “and/or”. Any period of time hereunder ending on a day that is not a Business Day shall be extended to the next succeeding Business Day. When a reference is made in this Agreement, the Company Disclosure Letter or the Park Disclosure Letter, to information or documents being “provided,” “made available” or “disclosed” by a Party to another Party or its Affiliates, such information or documents shall include any information or documents (a) included in the Company SEC Reports or the Park SEC Reports, as the case may be, that are publicly available at least two (2) Business Days prior to the date of this Agreement, (b) furnished at least one (1) calendar day prior to the date of this Agreement in the Company Datasite or the Park Datasite and to which access has been granted to the other Party and its Representatives at least one (1) calendar day prior to the date of this Agreement, or (c) otherwise provided in writing (including electronically) to the chief financial officer of the other Party at least one (1) calendar day prior to the date of this Agreement. Any agreement, instrument or statute defined or referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes, and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and permitted assigns. Where this Agreement states that a Party “shall,” “will” or “must” perform in some manner, it means that the Party is legally obligated to do so under this Agreement. All references to “dollars” or “$” refer to currency of the United States of America.

ARTICLE II

THE MERGER

Section 2.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the MRL and the DLLCA, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) the Company shall be merged with and into Merger Sub, whereupon the separate existence of the Company shall cease and (b) Merger Sub shall continue as the Surviving Entity. The Merger shall have the effects specified in this Agreement, the Articles of Merger, the Certificate of Merger and the applicable provisions of the MRL and the DLLCA. Without limiting the generality of the foregoing and subject thereto, by virtue of the Merger and without further act or deed, at the Effective Time, the Surviving Entity will possess all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub and all of the claims, obligations, liabilities, debts and duties of the Company and Merger Sub will become the claims, obligations, liabilities, debts and duties of the Surviving Entity.

Section 2.2 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 am (New York City time) at the date and time mutually agreed upon by the Parties, but no later than the second (2nd) Business Day after the satisfaction or valid waiver (by the Party entitled to the benefit of such condition of the closing) of the conditions set forth in ARTICLE VIII (other than those conditions that by their terms are required to be satisfied at the Closing, but subject to the satisfaction or, if permissible, valid waiver of such conditions); provided, however, that if all conditions set forth in ARTICLE VIII of this Agreement (other than those conditions that by their terms are required to be satisfied at the Closing) have been satisfied or validly waived (by the Party entitled to the benefit of such condition of the Closing) but the sales of both New York Disposition Properties have not been completed in accordance with Section 2.7, then the date of the Closing shall automatically be extended, without any action on the part of the Parties, to the earlier of (a) the date that is one (1) Business Day after the date on which the sales of both New York Disposition Properties have been completed in accordance with Section 2.7 and (b) October 10, 2019. Subject to the foregoing, the Closing shall take place at the offices of Hogan Lovells US LLP, 555 Thirteenth Street, NW, Washington, DC 20004, or at such other time or place as mutually agreed in writing to by the Parties. The date on which the Closing actually occurs is referred to as the “Closing Date”.

Section 2.3 Effective Time. Concurrently with the Closing, the Parties shall cause to be filed (a) articles of merger with respect to the Merger (the “Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (the “SDAT”) in such form as required by, and executed in accordance with, the applicable provisions of the MRL, (b) a certificate of merger with respect to the Merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware (the “DSOS”) in such form as required by, and executed in accordance with, the applicable provisions of the DLLCA and (c) any other filings, recordings or publications required, if any, under the MRL or the DLLCA in connection with the Merger. The Merger shall become effective upon the later of such time as the Articles of Merger have been accepted for record by the SDAT and the Certificate of Merger has been accepted for filing by the DSOS, or such date or time as shall be mutually agreed to by the Parties in writing and specified in the Articles of Merger and the Certificate of Merger (the “Effective Time”).

Section 2.4 Organizational Documents of the Surviving Entity. At the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of formation and limited liability company agreement of the Surviving Entity, until thereafter supplemented or amended as provided therein and in accordance with applicable Law and the applicable provisions of the certificate of formation and limited liability company agreement of Merger Sub (but subject to Section 7.4(b)(ii)).

Section 2.5 Managers and Officers of the Surviving Entity.

(a) Subject to applicable Law, at the Effective Time, the sole member of Merger Sub immediately prior to the Effective Time shall continue to be the sole member of the Surviving Entity.

(b) From and after the Effective Time, the officers of Merger Sub at the Effective Time shall continue to be the officers of the Surviving Entity, each to hold office in accordance with the certificate of formation and limited liability company agreement of Merger Sub as in effect from time to time, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the certificate of formation and limited liability company agreement of Merger Sub as in effect from time to time.

Section 2.6 Tax Consequences. It is intended that, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the Merger will be treated as a taxable sale by the Company of all of the Company’s assets to Merger Sub in exchange for the Merger Consideration and the assumption of all of the Company’s liabilities, immediately followed by a distribution of the Merger Consideration by the Company to the holders of equity interests in the Company in liquidation of the Company pursuant to Section 331 and Section 562 of the Code, and that this Agreement shall constitute a “plan of liquidation” of the Company for U.S. federal income tax purposes. All Tax Returns shall be prepared in a manner consistent with this Section 2.6.

Section 2.7 Specified Transactions.

(a) Subject to the terms of this Section 2.7, the Park Parties shall have the option, upon reasonable notice to the Company, to require that the Company shall (and shall cause the Company Subsidiaries and their respective officers, employees, members, partners, managers and trustees to) use reasonable best efforts to take the following actions as the Park Parties shall reasonably request:

(i) convert or cause the conversion of one or more Company Subsidiaries that are organized in a particular state to be domiciled in a different state, or convert or cause the conversion of one or more Company Subsidiaries that are organized as corporations into limited liability companies (or other entities) and one or more Company Subsidiaries that are organized as limited partnerships or limited liability companies into other entities or merge or cause the merger of one or more Company Subsidiaries with or into one or more other Company Subsidiaries;

(ii) sell or cause to be sold one or more Company Properties (or one or more Company Subsidiaries that own Company Properties) identified by the Park Parties to one or more Park Parties in one or more sales structured as the acquisition of replacement property as part of a tax-deferred exchange pursuant to Section 1031 of the Code (and cause the net cash proceeds of any such sale to be transferred to the Exchange Agent to fund a portion of the Cash Consideration); provided, that such tax deferred exchange shall be facilitated through a Qualified Intermediary (as such term is defined in the Code) reasonably acceptable to the Company;

(iii) form a wholly-owned Subsidiary of the Company solely to serve as an additional limited partner of the Company OP;

(iv) cause appropriate tax elections (including but not limited to, for example, IRS Form 8832, Entity Classification Election and IRS Form 8875, Taxable REIT Subsidiary Election) to be made by the Company or one or more Company Subsidiaries;

(v) cause a distribution or contribution of assets, or issuance of equity interests, by one or more Company Subsidiaries to the Company or one or more Company Subsidiaries;

(vi) cause the winding-up, liquidation, dissolution or termination of one or more Company Subsidiaries; and

(vii) cause the liquidation of RP Holdings Trust, a Maryland statutory trust, and CHSP DC Holding Trust, a Maryland real estate investment trust (the “Company Subsidiary REITs”) in such a manner as to permit each of them to continue to qualify as a REIT for their respective taxable years that will end on the effective date of liquidation under Code Section 332 (such date, the “Company Subsidiary REIT Liquidation Date”) and require each such Company Subsidiary REIT to undertake all steps to complete the liquidation of such Company Subsidiary REIT, including redeeming the preferred shareholders of each such Company Subsidiary REIT and filing appropriate tax elections (each such liquidation, a “Company Subsidiary REIT Liquidation Transaction”).

(b) Subject to the terms of this Section 2.7, the Park Parties shall be permitted to undertake a marketing and sales process (x) with respect to the New York Disposition Properties, in order to permit the disposition of the New York Disposition Properties on the day before the Closing Date or on the Closing Date prior to the Effective Time on terms and conditions determined by the Park Parties (which may, at the option of the Park Parties, also include a repayment or defeasance of the applicable Indebtedness encumbering the New York Disposition Properties) and (y) with respect to the Other Disposition Properties (the New York Disposition Properties and the Other Disposition Properties, collectively, the “Disposition Properties”), in order to permit the disposition of the Other Disposition Properties following the Closing Date. Subject to the terms of this Section 2.7, the Company shall in good faith (and shall cause the Company Subsidiaries and their respective officers, employees, members, partners, managers and trustees to) provide the Park Parties with all cooperation reasonably requested by the Park Parties that is necessary or reasonably required in connection with such marketing and sales process, including the following: (i) furnishing to the Park Parties promptly following the Park Parties’ request with any information and materials customarily provided in the marketing and sale of similar properties; (ii) entering into customary non-disclosure agreements with prospective purchasers of the

Disposition Properties; (iii) subject to entry into a customary non-disclosure agreement as provided in clause (ii), providing prospective purchasers with reasonable access to the Disposition Properties and to customary due diligence information with respect thereto, on terms consistent with Section 7.5(a); (iv) assisting the Park Parties in the preparation of customary marketing materials; (v) cooperating with the Park Parties to identify and pursue any notifications, authorizations, approvals or consents required with respect to the New York Disposition Properties; (vi) entering into definitive sale agreements with respect to the New York Disposition Properties; and (vii) facilitating the repayment or defeasance of any Indebtedness of the Company or any Company Subsidiary in connection with any disposition of the New York Disposition Properties. The matters described in this Section 2.7(b) are referred to herein as the “Disposition Property Assistance Efforts” and all of the transactions and all of the actions contemplated by Section 2.7(a) and Section 2.7(b) are collectively referred to as “Specified Transactions”.

(c) Notwithstanding anything to the contrary in this Section 2.7, (i) none of the Company or any Company Subsidiary shall be required to take any action in connection with the Specified Transactions in contravention of any Laws, its Organizational Documents or any material Contract to which the Company, the applicable Company Subsidiary or any of their respective assets are bound (provided that the Company shall provide the Park Parties with all cooperation and assistance reasonably requested by the Park Parties to obtain any necessary consents or waivers necessary to permit the taking of such actions consistent with the terms of such Laws, Organizational Documents or Contracts), (ii) the consummation of any such Specified Transactions shall be contingent upon (x) all conditions to Closing pursuant to Section 8.1 and Section 8.3 having been satisfied (other than delivery of the certificate specified in Section 8.3(d) and the opinion specified in Section 8.3(e), provided that executed copies of such certificate and opinion shall have been delivered into escrow with the Company with release authorized for the Closing Date), (y) the receipt by the Company of a written notice from Park (A) confirming that all of the conditions to the Park Parties’ obligations to consummate the Merger set forth in Section 8.1 and Section 8.2 (other than the delivery by the Company at Closing of the certificate specified in Section 8.2(d) and the opinion specified in Section 8.2(e)) have been satisfied (or, at the option of Park, waived), and that the Park Parties are prepared to proceed with the Closing at the Effective Time, (B) irrevocably waiving any right to claim that the conditions to the Park Parties’ obligations to consummate the Merger set forth in Section 8.1 and Section 8.2 have not been satisfied (other than the delivery by the Company at Closing of the certificate specified in Section 8.2(d) and the opinion specified in Section 8.2(e), provided that if the Company delivers executed copies of such certificate and opinion into escrow with the Park Parties with release authorized for the Closing Date, the delivery obligation in such Section 8.2(d) and Section 8.2(e) shall be deemed to have been satisfied) and (C) providing other evidence reasonably requested by the Company evidencing that the Merger will occur no later than the day following the date on which the earliest consummation of a Specified Transaction occurs, (iii) the Specified Transactions and Disposition Property Assistance Efforts (or the inability to complete the Specified Transactions or Disposition Property Assistance Efforts despite the Company’s good faith efforts to comply with this Section 2.7), shall not delay, affect or modify in any respect the obligations of the Park Parties under this Agreement (including the obligation to complete the Merger and the payment of the Merger Consideration), (iv) the Specified Transactions shall be implemented on the day before the Closing Date or on the Closing Date prior to the Effective Time, as requested by Park (it being understood that in any event the Specified Transactions will be deemed to have occurred prior to the Closing), (v) none of the Company or any Company Subsidiary shall be required to take any such action that could adversely affect the classification of the Company as a REIT prior to the Effective Time or could subject the Company to any “prohibited transactions” Taxes or other Taxes under Code Sections 857(b), 860(c) or 4981 (or other entity-level Taxes), and (vi) none of the Company or any Company Subsidiary shall be required to take any such action in connection with a Specified Transaction or Disposition Property Assistance Efforts that would reasonably be expected to result in an amount of Taxes being imposed on, or any adverse Tax consequences to, any shareholder or other equity interest holder of the Company (in such person’s capacity as a shareholder or other equity interest holder of the Company), or other material adverse consequences to the shareholders or other equity interest holders of the Company as a whole, that are incrementally greater or more adverse, as the case may be, than the Taxes or other adverse consequences to such party in connection with the consummation of this Agreement in the absence of such action taken pursuant to this Section 2.7.

(d) Subject to the terms of this Section 2.7, unless otherwise mutually agreed by the Park Parties and the Company in writing, the Specified Transactions and Disposition Property Assistance Efforts shall be undertaken in the manner (including in the order) specified by the Park Parties. The Company shall use its reasonable best efforts to cooperate with the Park Parties in connection with any Specified Transaction and Disposition Property Assistance Efforts. Notwithstanding anything to the contrary in this Section 2.7, none of the Company, any Company Subsidiary or any of their respective Representatives shall, in connection with the matters addressed in this Section 2.7, be required to: (A) enter into any Contract, or make any undertaking, that would not by its terms terminate upon a termination of this Agreement, with no continuing obligation or liability for the Company or any Company Subsidiary; (B) consent to, or enter into any Contract providing for, the consummation of any sale or other disposition of any Other Disposition Property prior to the Closing Date; or (C) pay any fee or incur any liability, other than reasonable out-pocket-expenses that are advanced or promptly reimbursed by the Park Parties in accordance with Section 2.7(e).

(e) The Company shall not be deemed to have entered into or agreed to enter an Acquisition Agreement as a result of providing any cooperation or taking any actions in connection with the Specified Transactions or Disposition Property Assistance Efforts. The Park Parties shall, upon request by the Company, advance to the Company all reasonable out-of-pocket costs to be incurred by the Company and the Company Subsidiaries or, promptly upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs or expenses incurred by the Company and the Company Subsidiaries in connection with any actions taken by the Company and the Company Subsidiaries in accordance with this Section 2.7 (including fees and expenses of its Representatives and any and all Taxes). The Park Parties, on a joint and several basis, hereby agree to indemnify and hold harmless the Company, the Company Subsidiaries, and their Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with or as a result of any actions taken by them pursuant to or in connection with the actions required by this Section 2.7. The provisions of Section 9.4, mutatis mutandis (including that all determinations that would be made by Park or the Park Parties under Section 9.4 shall be made by the Company for purposes of this Section 2.7), shall apply to any indemnity payment pursuant to the preceding sentence. Without limiting the foregoing, none of the representations, warranties or covenants of the Company and the Company Subsidiaries shall be deemed to apply to, or deemed breached or violated by, any of the Specified Transactions or any actions taken pursuant thereto.

ARTICLE III

EFFECTS OF THE MERGER

Section 3.1 Effect on Ownership Interests. At the Effective Time, by virtue of the Merger and without any action on the part of the Park Parties, the Company or the holders of any of the following securities of Merger Sub or the Company:

(a) Merger Sub Equity Interests. The membership interest of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall remain issued and outstanding as the membership interest of the Surviving Entity, which shall be a wholly-owned Subsidiary of Parent.

(b) Conversion of Company Common Shares. Each Company Common Share issued and outstanding immediately prior to the Effective Time (including the Company Common Shares that become or are considered to be outstanding pursuant to Section 3.2, but in all cases excluding the Excluded Shares) shall be automatically converted into the right to receive from Parent (i) 0.628 (as the same may be adjusted pursuant to Section 3.1(d)) (the “Exchange Ratio”) of a validly issued, fully paid and nonassessable share of Park Common Stock (the “Common Stock Consideration”), together with cash in lieu of fractional shares of Park Common Stock as specified in Section 3.7 (the “Fractional Share Consideration”), and (ii) $11.00 (as the same may be adjusted pursuant to Section 3.1(d)) in cash (the “Cash Consideration” and, together with the Common Stock Consideration and the Fractional Share Consideration, the “Merger Consideration”), in either case without interest, but subject to deductions of any applicable withholding Tax in accordance with Section 3.5. From and after the Effective Time, all such Company Common Shares shall no longer be outstanding and shall automatically be cancelled and shall no longer exist, and each holder of a certificate (a “Certificate”) or book-entry share registered in the transfer books of the Company (a “Book-Entry Share”) that immediately prior to the Effective Time evidenced Company Common Shares shall cease to have any rights with respect to such Company Common Shares, except, in all cases, the right to receive the Merger Consideration from Parent, without interest, in accordance with this Section 3.1(b), together with the amounts, if any, payable pursuant to Section 3.3(e). Subject to Section 7.22, the shares of Park Common Stock delivered by Parent as the Common Stock Consideration shall be subject to the restrictions on ownership and transfer set forth in the Park Charter.

(c) Cancellation of Company Common Shares. Each Company Common Share owned by the Company or any wholly-owned Company Subsidiary and each Company Common Share owned by any of the Park Parties or any of their respective wholly-owned Subsidiaries, in each case, as of immediately prior to the Effective Time (the “Excluded Shares”), shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(d) Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, the Company should split, combine or otherwise reclassify the Company Common Shares, or make a dividend or other distribution in Company Common Shares (including any dividend or other distribution of securities convertible into Company Common Shares), or engage in a reclassification, reorganization, recapitalization or exchange or other like change, then (without limiting any other rights of the Park Parties hereunder), the Merger Consideration shall be appropriately and proportionately adjusted to provide the holders of Company Common Shares the same economic effect as contemplated by this Agreement prior to such change. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, Park should split, combine or otherwise reclassify the shares of Park Common Stock, or make a dividend or other distribution in shares of Park Common Stock (including any dividend or other distribution of securities convertible into Park Common Stock), or engage in a reclassification, reorganization, recapitalization or exchange or other like change with respect to Park Common Stock, then the Merger Consideration shall be appropriately and proportionately adjusted to provide the holders of Company Common Shares the same economic effect as contemplated by this Agreement prior to such change. For the avoidance of doubt, nothing in this Section 3.1(d) shall be construed to permit the Company or Park to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 3.2 Effect on Equity-Based Awards.

(a) Treatment of Company Time-Based Share Awards and Company Performance Share Awards. Immediately prior to the Effective Time, each of the outstanding Company Common Shares that is subject to a Company Time-Based Share Award or a Company Performance Share Award shall automatically become one hundred percent (100%) vested and all restrictions and forfeiture conditions thereon shall lapse, contingent upon the consummation of the Merger, and thereafter such Company Common Shares shall be considered outstanding for all purposes of this Agreement and the holders thereof shall only have the right to receive the Merger Consideration from Parent with respect to such Company Common Shares pursuant to Section 3.1(b) (less required withholdings as provided in Section 3.5). In addition, on the Closing Date, the Company shall pay each holder of a Company Performance Share Award an amount in cash equal to all accrued and unpaid cash dividends in respect of such award, in accordance with the restricted share award agreement pursuant to which such award was granted (less required withholdings as provided in Section 3.5).

(b) Company Equity Incentive Plan. Prior to the Effective Time, the Company and the Park Parties agree that the Company shall, and shall be permitted under this Agreement to, take all corporate action necessary to effectuate the provisions of this Section 3.2.

Section 3.3 Exchange of Certificates.

(a) Exchange Agent. Prior to the mailing of the proxy statement in definitive form relating to the Company Shareholder Meeting and the delivery of Park Common Stock in connection with the transactions contemplated by this Agreement (together with any amendments or supplements thereto, the “Proxy Statement”), Parent shall appoint a bank or trust company reasonably satisfactory to the Company to act as exchange agent (the “Exchange Agent”) for the payment and delivery of the Merger Consideration, as provided in Section 3.1(b). On or before the Effective Time, (i) Parent shall deposit, or cause to be deposited, cash in immediately available funds in an amount sufficient to pay the aggregate Cash Consideration and the aggregate Fractional Share Consideration and (ii) Park shall cause to be contributed to Parent, and Parent shall deposit, or cause to be deposited, with the Exchange Agent, an amount of shares of Park Common Stock in book-entry form issuable pursuant to Section 3.1(b) equal to the aggregate Common Stock Consideration. Parent shall deposit or cause to be deposited with the Exchange Agent, as necessary from time to time following the Effective Time, any dividends or other distributions, if any, to which a holder of Company Common Shares may be entitled pursuant to Section 3.3(e). Such Cash Consideration, Fractional Share Consideration, shares of Park Common Stock in book-entry form, and amounts of any dividends or other distributions deposited with the Exchange Agent pursuant to Section 3.3(e) are collectively referred to in this Agreement as the “Exchange Fund”. The Exchange Fund shall be for the sole benefit of the holders of record of Company Common Shares and the holders of Company Time-Based Share Awards and Company Performance Share Awards. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, delivery of the Merger Consideration and payment of any amounts payable in respect of any dividends or other distributions on shares of Park Common Stock in accordance with Section 3.3(e) out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any other purpose.

(b) Share Transfer Books. From and after the Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of the Company Common Shares. From and after the Effective Time, the holders of Certificates (or Book-Entry Shares) evidencing ownership of the Company Common Shares outstanding immediately prior to the Effective Time shall cease to have rights with respect to such shares, except as otherwise provided for herein. From and after the Effective Time, any Certificates or Book-Entry Shares presented to the Exchange Agent, Park, Parent, the Surviving Entity or the Company’s transfer agent for any reason shall be exchanged as provided in this Section 3.3 with respect to the Company Common Shares formerly evidenced thereby.

(c) Exchange Procedures. As soon possible after the Effective Time (but, in any event, no later than three (3) Business Days following the Effective Time), Parent shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Certificates (or affidavits of loss in lieu thereof) that immediately prior to the Effective Time evidenced outstanding Company Common Shares whose shares were converted into the right to receive the Merger Consideration from Parent pursuant to Section 3.1(b) (i) a letter of transmittal (a “Letter of Transmittal”) that shall specify that delivery shall be effected, and risk of loss and title to the Certificates (or affidavits of loss in lieu thereof) shall pass only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof), to the Exchange Agent, which Letter of Transmittal shall be in such form and have such other customary provisions as Parent and the Company may reasonably agree upon, and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof) in exchange for the Merger Consideration into which the number of Company Common Shares evidenced by such Certificate (or affidavits of loss in lieu thereof) will be converted at the Effective Time pursuant to this Agreement, together with any amounts payable in respect of dividends or other distributions on shares of Park Common Stock in accordance with Section 3.3(e). Upon surrender of a Certificate (or affidavit of loss in lieu thereof) to the Exchange Agent, or to such other agent or agents reasonably satisfactory to the Company as may be appointed by Parent, together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such Certificate (or affidavit of loss in lieu thereof) shall be entitled, after the Effective Time, to receive in exchange therefor the Merger Consideration from Parent payable in respect of the Company Common Shares previously evidenced by such Certificate (or affidavit of loss in lieu thereof) pursuant to the provisions of this ARTICLE III, plus any amounts that such holder has the right to receive in respect of dividends or other distributions on shares of Park Common Stock in accordance with Section 3.3(e), to be mailed or delivered by wire transfer, within two (2) Business Days following the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof), together with such Letter of Transmittal duly completed and validly executed in accordance with the instructions thereto, and the Certificate (or affidavits of loss in lieu thereof) so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates (or affidavits of loss in lieu thereof) upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. In the event of a transfer of ownership of Company Common Shares that is not registered in the transfer records of the Company, payment may be made to a Person other than the Person in whose name the Certificate (or affidavit of loss in lieu thereof) so surrendered is registered, if such Certificate (or affidavit of loss in lieu thereof) shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of such Certificate (or affidavit of loss in lieu thereof) or establish to the satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 3.3, each Certificate (or affidavit of loss in lieu thereof) shall be deemed, at any time after the Effective Time, to evidence only the right to receive, upon such surrender, the Merger Consideration from Parent as contemplated by this ARTICLE III. No interest shall be paid or accrue on any cash payable upon surrender of any Certificate (or affidavit of loss in lieu thereof).

(d) Book-Entry Shares. Any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed Letter of Transmittal to the Exchange Agent to receive the Merger Consideration from Parent that such holder is entitled to receive pursuant to this ARTICLE III. In lieu thereof, each registered holder of one or more Book-Entry Shares shall automatically upon the Effective Time be entitled to receive, and Parent shall cause the Exchange Agent to pay and deliver as soon as reasonably practicable after the Effective Time (but in no event later than two (2) Business Days thereafter), the Merger Consideration from Parent in accordance with Section 3.1(b). Payment of the Merger Consideration and distributions with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any cash payable upon the conversion of any Book-Entry Share.

(e) Dividends With Respect to Park Common Stock. No dividends or other distributions with respect to Park Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate (or affidavit of loss in lieu thereof) with respect to the shares of Park Common Stock issuable hereunder, and all such dividends and other distributions shall be paid by Park to the Exchange Agent and shall be included in the Exchange Fund, in each case until the surrender of such Certificate (or affidavit of loss in lieu thereof) with respect to the shares of Park Common Stock issuable hereunder in accordance with this Agreement. Subject to applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof), there shall be paid to the holder thereof, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Park Common Stock and included in the Exchange Fund to which such holder is entitled pursuant to this Agreement, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and with a payment date subsequent to such surrender payable with respect to such shares of Park Common Stock.

(f) No Further Ownership Rights in Company Common Shares. At the Effective Time, holders of Company Common Shares shall cease to be, and shall have no rights as, shareholders of the Company other than the right to receive the Merger Consideration from Parent as provided in Section 3.1(b), together with any amounts payable in respect of dividends or other distributions on shares of Park Common Stock in accordance with Section 3.3(e). The Merger Consideration paid upon the surrender for exchange of Certificates (or affidavits of loss in lieu thereof) representing Company Common Shares (or automatic conversion in the case of Book-Entry Shares) in accordance with the terms of this ARTICLE III shall be deemed to have been paid in full satisfaction of all rights and privileges pertaining to the Company Common Shares theretofore evidenced by such Certificates or Book-Entry Shares.

(g) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Company Common Shares as of the twelve (12) month anniversary of the Effective Time shall be delivered to Parent, upon demand, and any former holders of Company Common Shares prior to the Merger who have not theretofore complied with this ARTICLE III shall thereafter look only to Parent and only as general creditors thereof for payment of the Merger Consideration.

(h) No Liability. None of the Park Parties, the Company, the Exchange Agent, or any employee, officer, director, agent or Affiliate thereof, shall be liable to any Person if any portion of the Exchange Fund has been delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Any amounts remaining unclaimed by holders of any such shares immediately prior to the time at which such amounts would otherwise escheat to, or become property of, any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of any claims or interest of such holders or their successors, assigns or personal representatives previously entitled thereto.

(i) Investment of Exchange Fund. The Exchange Agent shall invest the cash portion of the Exchange Fund as directed by Parent; provided, however, that (i) no such investment of the Exchange Fund shall relieve Parent or the Exchange Agent from making the payments required by this ARTICLE III, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) such investments shall be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America. To the extent that there are losses with respect to such investments and the Exchange Fund diminishes below the level required to make prompt payments of the Cash Consideration, the Fractional Share Consideration or any of the cash payments contemplated by Section 3.3(e), Parent shall, as promptly as reasonably practicable, replace or restore, or cause to be replaced or restored, the portion of the Exchange Fund lost through investments so as to ensure that the Exchange Fund is, at all times, maintained at a level sufficient to make such payments. Any net profit resulting from, or interest or other income produced by, such investments shall be paid to Parent.

Section 3.4 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, to the extent required by Parent or the Exchange Agent, the posting by such Person of a bond in customary amount, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration and any dividends or other distributions to which such holder is entitled pursuant to this ARTICLE III.

Section 3.5 Withholding Rights. Each of the Parties, each of their respective Representatives and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from the Merger Consideration (and any other consideration otherwise payable pursuant to this Agreement or deemed paid for Tax purposes), such amounts as it is required to deduct and withhold with respect to such payments under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. Any such amounts so deducted and withheld shall be paid over to the applicable Governmental Authority in accordance with applicable Law and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.6 Dissenters’ Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders shall be available with respect to the Merger or other transactions contemplated hereby, including any remedy under Sections 3-201 et seq. of the MGCL.

Section 3.7 No Fractional Shares. No certificate or scrip representing fractional shares of Park Common Stock shall be delivered by Parent, or otherwise issued, upon the surrender for exchange of Certificates or Book-Entry Shares, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Park. Notwithstanding any other provision of this Agreement, each holder of Company Common Shares (including the Company Common Shares that become or are considered to be outstanding pursuant to Section 3.2(a)) converted into the right to receive the Common Stock Consideration from Parent pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Park Common Stock from Parent shall receive from Parent, in lieu thereof, cash, without interest, in an amount equal to such fractional part of a share of Park Common Stock multiplied by the VWAP of Park Common Stock.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in publicly-available Company SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature), or (b) as set forth in the disclosure letter of the Company delivered at or prior to the execution of this Agreement by the Company to the Park Parties (the “Company Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section of ARTICLE IV of the Company Disclosure Letter shall qualify or modify the Section of ARTICLE IV to which it corresponds and any other Section of this ARTICLE IV to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made; provided, that nothing in the Company Disclosure Letter is intended to broaden the scope of any representation or warranty of the Company made herein), the Company represents and warrants to the Park Parties that:

Section 4.1 Existence; Good Standing; Compliance with Law.

(a) The Company is a real estate investment trust duly formed, validly existing and in good standing under the Laws of the State of Maryland. The Company is duly qualified or licensed to do business as a foreign corporation and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of any jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company has all requisite real estate investment trust power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) A true, correct and complete list of the Company’s Subsidiaries (each a “Company Subsidiary”), together with the jurisdiction of organization and the Company’s direct or indirect ownership or other equity interest in each such Company Subsidiary, is set forth on Section 4.1(b) of the Company Disclosure Letter. Each of the Company Subsidiaries is a corporation, limited partnership or limited liability company duly organized, validly existing and in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of organization. Each Company Subsidiary is duly qualified or licensed to do business and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified, licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Each Company Subsidiary has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(c) The Company has previously made available to Park true, correct and complete copies of (i) the Company Declaration of Trust, (ii) the Company Bylaws (together with the Company Declaration of Trust, the “Company Governing Documents”), (iii) the certificate of limited partnership of the Company OP (the “Certificate of Limited Partnership”), (iv) the agreement of limited partnership of the Company OP (the “Partnership Agreement” and, together with the Certificate of Limited Partnership, the “Partnership Governing Documents”) and (v) the Organizational Documents of each of the Company’s “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X), in each case as amended and in effect on the date of this Agreement. Each of the Company Governing Documents and the Partnership Governing Documents are in full force and effect, and neither the Company nor the Company OP is in violation of any of the provisions of such documents.

Section 4.2 Authority.

(a) The Company has all requisite real estate investment trust power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated by this Agreement to which the Company is a party, including the Merger. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary real estate investment trust action on behalf of the Company, subject, with respect to the Merger, to receipt of the Company Shareholder Approval. No other real estate investment trust action on the part of the Company is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated by this Agreement subject, with respect to the Merger, to the filing of the Articles of Merger with the SDAT and the Certificate of Merger with the DSOS. This Agreement has been duly authorized, executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by each of the Park Parties, constitutes a valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) The Company Board, at a duly held meeting, has, by unanimous vote, (i) declared advisable and approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MRL and DLLCA, (ii) authorized the Company to execute, deliver and perform this Agreement, (iii) directed that the Merger be submitted for consideration at the Company Shareholder Meeting, and (iv) resolved to recommend that the shareholders of the Company vote in favor of the approval of the Merger (the “Company Recommendation”) and to include the Company Recommendation in the Proxy Statement, except that this clause (iv) is subject to Section 7.3(b)(iv), and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

Section 4.3 Capitalization.

(a) The authorized shares of beneficial interests of the Company consists of 400,000,000 Company Common Shares and 100,000,000 preferred shares, par value $0.01 per share (“Company Preferred Shares”). As of the close of business on May 3, 2019, (i) 60,765,796 Company Common Shares were issued and outstanding (including 1,371,662 Company Common Shares constituting Company Equity Awards, of which (A) 295,645 Company Common Shares constituted Company Time-Based Share Awards and (B) the remaining 1,076,017 Company Common Shares constituted Company Performance Share Awards), (ii) no Company Preferred Shares were issued and outstanding, (iii) 1,033,175 Company Common Shares have been authorized and reserved for issuance pursuant to the Company Equity Incentive Plan, subject to adjustment on the terms set forth in the Company Equity Incentive Plan, and (iv) no options, warrants, rights, share appreciation rights, performance share units, contingent value rights, “phantom” stock, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest, capital stock or other voting securities or ownership interests in the Company or any Company Subsidiary were outstanding. All issued and outstanding Company Common Shares (including Company Common Shares issued pursuant to Company Equity Awards) are duly authorized, validly issued, fully paid, nonassessable and are free of preemptive rights.

(b) The Company has no outstanding bonds, debentures, notes or Indebtedness the holders of which have the right to vote (or which are convertible into or exercisable or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter (whether together with such shareholders or as a separate class).

(c) Section 4.3(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all outstanding Company Time-Based Share Awards and Company Performance Share Awards as of the date hereof granted by the Company under the Company Equity Incentive Plan (each a “Company Equity Award”), including the name of the Person to whom such Company Equity Awards have been granted, the number of

Company Common Shares subject to each Company Equity Award. Other than the Company Equity Awards set forth in Section 4.3(c) of the Company Disclosure Letter there are no other equity-based awards or other rights with respect to Company Common Shares issued and outstanding under the Company Equity Incentive Plan as of the date hereof. All Company Equity Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan. The treatment of the Company Equity Awards contemplated in Section 3.2 complies with the terms of the Company Equity Incentive Plan and applicable award agreements.

(d) Except as set forth in Section 4.3(d) of the Company Disclosure Letter, there are no agreements or understandings to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound (i) with respect to the voting of any shares of beneficial interest, capital stock or other voting securities or ownership interests of the Company or any Company Subsidiary, (ii) which restrict the transfer of any such shares, capital stock or other voting securities or ownership interests, or (iii) requiring the registration for the sale of any such shares, capital stock or other voting securities or ownership interests. To the Company’s Knowledge, there are no Third Party agreements or understandings with respect to the voting of any such shares of capital stock or other voting securities or ownership interest.

(e) Neither the Company nor any Company Subsidiary is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(f) Other than such surrenders of Company Common Shares to satisfy Tax withholding obligations upon the vesting of Company Equity Awards pursuant to Section 3.2 or any forfeitures thereof, pursuant to the Company Equity Incentive Plan, as of the date of this Agreement, there are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem, exchange, convert or otherwise acquire any shares of capital stock or any other securities of Company or any Company Subsidiary.

(g) The Company does not have a “poison pill” or similar shareholder rights plan.

(h) Neither the Company nor any Company Subsidiary has granted any pre-emptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its shares of beneficial interest, capital stock or other voting securities or ownership interests.

(i) All dividends or other distributions on the Company Common Shares and any material dividends or other distributions on any securities of any Company Subsidiary that have been authorized and declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable and except in respect of dividends payable upon vesting of Company Performance Share Awards as contemplated by Section  3.2).

Section 4.4 Subsidiary or Other Interests.

(a) All issued and outstanding shares of capital stock of each of the Company Subsidiaries that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All issued and outstanding shares of beneficial interest of each of the Company Subsidiaries that is a trust are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Company Subsidiaries are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments that obligate any Company Subsidiary to issue, transfer or sell any interests with respect to any Company Subsidiary. All issued and outstanding shares or other equity interests of each Company Subsidiary are owned directly or indirectly by the Company free and clear of all Encumbrances, other than the Company Permitted Encumbrances that constitute secured loans disclosed on Section 4.11(b)(i) of the Company Disclosure Letter.

(b) Neither the Company nor any Company Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any joint venture or any material minority interest in any entity.

Section 4.5 Consents and Approvals; No Violations.

(a) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will (i) subject to the receipt of the Company Shareholder Approval, conflict with or result in any breach or violation of any provision of the Company Governing Documents, (ii) assuming that all consents, approvals, authorizations and permits described in Section 4.5(b) and the Company Shareholder Approval have been obtained, all filings and notifications described in Section 4.5(b) have been made, and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, or (iii) require any consent, approval or notice (except as contemplated by Section 4.5(b)) under, result in a violation or breach by, or any loss of any benefit or material increase in any cost or obligation of, the Company or any Company Subsidiary, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of the Company or any of the Company Subsidiaries pursuant to any of the terms, conditions or provisions of any Company Material Contract, Company Major Lease, Company Management Agreement, Company Franchise Agreement or Company Ground Lease to which Company or any Company Subsidiary is a party or by which it or any of its respective properties or assets may be bound, or give rise to any right of purchase, first offer or forced sale under or result in the creation of an Encumbrance on any property or asset of the Company or any Company Subsidiary pursuant to, any note, bond, debt instrument, indenture, contract, agreement, ground lease, license, permit or other legally binding obligation to which the Company or any Company Subsidiary is a party, except as to the foregoing clauses (ii) and (iii) for any such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Company, the consummation by the Company of the transactions contemplated hereby or compliance by the Company with any of the provisions hereof will require any filing by the Company or any Company Subsidiary with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (i) the filing with the SEC of the Form S-4 and Proxy Statement and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) any filings required by, state securities or state “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT and the filing of the Certificate of Merger with, and the acceptance for filing of the Certificate of Merger by, the DSOS, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.6 Compliance with Applicable Laws. Since January 1, 2017, none of the Company or any Company Subsidiary has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, except for any such violations that have been cured, or would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary has all permits, authorizations, approvals, registrations, certificates, orders, waivers, clearances and variances (each, a “Permit”) necessary to (x) conduct the Company’s or a Company Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, and (y) permit the lawful use and operation of the Company Properties substantially as they are being used and operated as of the date hereof, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Company’s Knowledge, none of the Company or any Company Subsidiary has received written notice that any Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to the Company’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2017, the Company and each Company Subsidiary has been in compliance in all material respects with the terms and requirements of such Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.7 SEC Reports, Financial Statements and Internal Controls.

(a) The Company has, since January 1, 2017, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Exchange Act or the Securities Act (the “Securities Laws”), together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents, together with any documents and information incorporated therein by reference, collectively, the “Company SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Company SEC Reports (other than preliminary materials) (i) complied (or with respect to Company SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and the Sarbanes-Oxley Act and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Company SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Company SEC Reports filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of the Park Parties. The Company has no outstanding and unresolved comments from the SEC with respect to the Company SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of the Company and the Company Subsidiaries as of its date and each of the consolidated statements of income, operations, shareholder’s equity and cash flows of the Company included in or incorporated by reference into the Company SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of income, operations, shareholder’s equity and cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein, in each case in accordance with GAAP and the applicable rules, accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Company SEC Reports, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. None of the Company Subsidiaries is separately subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act.

(b) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any Company Subsidiary, on the one hand, and any unconsolidated Affiliate of the Company or any Company Subsidiary, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any Company Subsidiary in the Company’s audited financial statements or other Company SEC Reports.

(c) There are no liabilities of the Company or any Company Subsidiary of a nature that would be required under GAAP to be set forth on the financial statements of the Company or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of the Company dated as of December 31, 2018 (including the notes thereto) as required by GAAP, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2018 or (iv) as have not had and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated). There has been no change in the Company’s internal control over financial reporting that has occurred since December 31, 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Since January 1, 2017, (x) the Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information relating to the Company and required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure, (y) to the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Company required to be included in the reports the Company is required to file under the Exchange Act, and (z) the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (A) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(e) The Company is in compliance in all material respects with all current listing requirements of the New York Stock Exchange.

Section 4.8 Litigation. As of the date of this Agreement, there is no Action by any Governmental Authority or other Person pending or, to the Company’s Knowledge, threatened against the Company or any of the Company Subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any Company Subsidiary nor any of the Company Properties is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.9 Absence of Certain Changes. Except as expressly contemplated in this Agreement, from December 31, 2018 through the date hereof, (a) the Company and the Company Subsidiaries have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Event that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 4.10 Taxes.

(a) Each of the Company and the Company Subsidiaries (i) has timely filed all Tax Returns required to be filed by it (after giving effect to any filing extension granted by a Governmental Authority), and such Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all Taxes required to be paid by it, other than material Taxes being contested in good faith and for which adequate reserves have been established in the Company’s most recent financial statements contained in the Company SEC Reports.

(b) The Company and each of the Company Subsidiary REITs, (i) for all taxable years commencing with the taxable year ended, in the case of the Company, December 31, 2010, and, in the case of RP Holdings Trust, December 31, 2011, and, in the case of CHSP DC Holding Trust, December 31, 2011, in each case, through December 31, 2018 has been subject to taxation as a “real estate investment trust” (a “REIT”) within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2018 to the date hereof, and intends to continue to operate (including with regard to the REIT distribution requirements in the taxable year that includes and/or ends on the Closing Date) until the Closing (and with respect to each of the Company Subsidiary REITs, each applicable Company Subsidiary REIT Liquidation Date), in such a manner as to permit it to continue to qualify as a REIT for its taxable year that will end, in the case of the Company, on the Closing Date and, in the case of each Company Subsidiary REIT, on the Company Subsidiary REIT Liquidation Date, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its status as a REIT, and to the Company’s Knowledge, no such challenge is pending or threatened in writing. For purposes of this representation, the Company has not treated and is not treating either of the Company Subsidiary REITs as “taxable REIT subsidiaries” within the meaning of Section 856(l) of the Code (each a “Taxable REIT Subsidiary”) of the Company regardless of whether the Company together with a Company Subsidiary REIT jointly filed an election on IRS Form 8875 to treat the Company Subsidiary REIT as a Taxable REIT Subsidiary of the Company.

(c) The most recent financial statements contained in the Company SEC Reports reflect an adequate reserve for all Taxes payable by the Company and the Company Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No deficiencies for any Taxes have been claimed, proposed, asserted or assessed in writing against the Company or any of the Company Subsidiaries, or to the Company’s Knowledge, threatened, by any Governmental Authority, which deficiencies have not been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(e) None of the Company or any Company Subsidiary (including but not limited to the Company Subsidiary REITs) holds any asset the disposition of which would be subject to Treasury Regulation Section 1.337(d)-7, nor have they disposed of any such asset during its current taxable year.

(f) No entity in which the Company directly or indirectly owns an interest is or at any time since the later of its acquisition and its formation has been a corporation for U.S. federal income tax purposes, other than the Company Subsidiary REITs, entities that qualify as “qualified REIT subsidiaries” within the meaning of Section 856(i)(2) of the Code (each a “Qualified REIT Subsidiary”) or a Taxable REIT Subsidiary of the Company. Section 4.10(f) of the Company Disclosure Letter sets forth a true, correct and complete list of each entity in which the Company directly or indirectly owns an interest and the U.S. federal income tax status of such entity as a REIT, Qualified REIT Subsidiary, Taxable REIT Subsidiary, or entity disregarded from its owner.

(g) The Company’s dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with Company’s year ended December 31, 2010 and through December 31, 2018, has not been less than the sum of (x) the Company’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid deduction for such year, and (y) the Company’s net capital gain for such year. Each of the Company Subsidiary REITs’ dividends paid deduction, within the meaning of Section 561 of the Code, for each taxable year commencing with such entity’s first taxable year and through December 31, 2018, has not been less than the sum of (x) such entity’s REIT taxable income, as defined in Section 857(b)(2) of the Code, determined without regard to any dividends paid dedication for such year, and (y) such entity’s net capital gain for such year. Taking into account all distributions to be made by each Company Subsidiary REIT prior to the applicable Company Subsidiary REIT Liquidation Date, each of the Company

Subsidiary REITs will have distributed cash to its respective shareholders in its taxable year ending on the Company Subsidiary REIT Liquidation Date in an amount equal to or in excess of the amount required to be distributed pursuant to Section 857(a) of the Code in respect of its taxable year ending on the applicable Company Subsidiary REIT Liquidation Date.

(h) Neither the Company nor any Company Subsidiary (other than a Taxable REIT Subsidiary of the Company or a Taxable REIT Subsidiary of a Company Subsidiary REIT) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither the Company nor any Company Subsidiary (including but not limited to the Company Subsidiary REITs) has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(i) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to the Company’s Knowledge, threatened with regard to any material Taxes or Tax Returns of the Company or any Company Subsidiary, including claims by any Governmental Authority in a jurisdiction where the Company or any Company Subsidiary does not file Tax Returns; (ii) neither the Company nor any Company Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iii) neither the Company nor any Company Subsidiary has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) neither the Company nor any Company Subsidiary has waived any statute of limitations with respect to Taxes (other than in connection with any extension of time to file any Tax Return) or agreed to any extension of time with respect to any Tax assessment or deficiency for any open tax year; (v) neither the Company nor any Company Subsidiary currently is the beneficiary of any extension of time within which to file any material Tax Return that remains unfiled; and (vi) neither the Company nor any Company Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(j) The Company and the Company Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears or wages or any taxes or any penalty for failure to withhold or pay such amounts.

(k) There are no Encumbrances for Taxes upon any property or assets of the Company or any Company Subsidiary except for Encumbrances for Taxes not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(l) There is no Tax allocation or sharing agreement or similar arrangement with respect to which the Company or any Company Subsidiary is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business).

(m) There are no Tax Protection Agreements to which the Company, any Company Subsidiary or any other entity in which the Company or a Company Subsidiary has an interest is directly or indirectly subject. For purposes of this Agreement, “Tax Protection Agreement” means any agreement pursuant to which a Person has agreed to (i) maintain a minimum level of debt, continue a particular debt or allocate a certain amount of debt to a particular Person, (ii) retain or not dispose of assets for a period of time that has not since expired, (iii) use or refrain from using a particular method of taking into account book-tax disparities under Section 704(c) of the Code with respect to one or more assets of such Person or any of its subsidiaries, (iv) use or refrain from using a particular method for allocating one or more liabilities of such Person or any of its subsidiaries under Section 752 of the Code, or (v) only dispose of assets in a particular manner, in each case for Tax reasons.

(n) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither the Company nor any Company Subsidiary is or has been a party to any “reportable transaction” (within the meaning of Treasury Regulation Section 1.6011-4(b)).

(o) Neither the Company nor any Company Subsidiary (i) has been a member of an affiliated group filing a consolidated U.S. federal income Tax Return except an affiliated group of which a Company Subsidiary is and has always been the parent, or (ii) has any liability for the Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract (excluding customary indemnification provisions contained in credit or other commercial agreements entered into in the ordinary course of business and the primary purposes of which do not relate to Taxes), or otherwise.

(p) Neither the Company nor any of the Company Subsidiaries (other than a Taxable REIT Subsidiary of the Company or a Taxable REIT Subsidiary of any of the Company Subsidiary REITs) has had, currently has, or will have (with respect to the Company, as of the Closing Date, and with respect to each of the Company Subsidiary REITs, as of the Company Subsidiary REIT Liquidation Date) any earnings and profits for U.S. federal income tax purposes which would constitute “earnings and profits accumulated in any non-REIT year” (determined for purposes of Section 857(a)(2)(B) of the Code).

(q) The Company has made available to Parent correct and complete copies of (i) all U.S. federal income Tax Returns and other material income Tax Returns of the Company and the Company Subsidiaries relating to the taxable periods ending since the Company’s taxable year ended December 31, 2010 and (ii) any material audit report issued within the last six (6) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(r) No written power of attorney that has been granted by the Company or any Company Subsidiary (other than to the Company or a Company Subsidiary) currently is in force with respect to any matter relating to Taxes.

(s) Since the Company’s formation (i) neither the Company nor any Company Subsidiary (including but not limited to the Company Subsidiary REITs) has incurred any liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, and (ii) neither the Company nor any Company Subsidiary (including but not limited to the Company Subsidiary REITs) has incurred any material liability for Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.

(t) As of the date hereof, the amount of the Company’s liabilities does not exceed the aggregate U.S. federal income tax basis of the Company’s assets.

Section 4.11 Properties.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true, correct and complete list of the common name and address of each hotel owned or leased (including ground leased) by the Company or any Company Subsidiary as lessee or sublessee, as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Company Property”). As of the date hereof, each of the Company Properties is owned or leased by the Company or the Company Subsidiary indicated on Section 4.11(a) of the Company Disclosure Letter. There are no real properties that the Company or any Company Subsidiary is obligated to buy, lease or sublease at some future date.

(b) The Company or a Company Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to the Company Properties, in each case, free and clear of Encumbrances, except for Company Permitted Encumbrances, none of which Company Permitted Encumbrances have had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. For the purposes of this Agreement, “Company Permitted Encumbrances” shall mean any (i) Encumbrances relating to any Indebtedness set forth on Section 4.11(b)(i) of the Company Disclosure Letter, (ii) statutory or other

Encumbrances for Taxes or assessments that are not yet due (or are due but not yet delinquent) or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (iii) the terms of any Company Major Leases, Company Ground Leases or any other leases, subleases or licenses entered into by the applicable Company Subsidiary as landlord, sublandlord or licensor in the ordinary course of business, (iv) Encumbrances imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Encumbrances (but excluding Encumbrances relating to any Indebtedness other than as set forth on Section 4.11(b)(i) of the Company Disclosure Letter) that are disclosed on the title insurance policies or title insurance commitments listed on Section 4.11(b)(v) of the Company Disclosure Letter previously made available to Park (including any air rights described in such Encumbrances), (vi) any right, title or interest of a lessor or sublessor set forth in any Company Ground Lease, (vii) any Encumbrance in favor of a lessor or sublessor set forth in any Company Ground Lease to secure unpaid rent, (viii) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Encumbrances imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings and (ix) any other Encumbrances (but excluding Encumbrances relating to Indebtedness) that do not materially impair the value of the applicable Company Property or the continued use and operation of the applicable Company Property as currently used and operated. Section 4.11(b) of the Company Disclosure Letter describes any material Company Permitted Encumbrances that, as of the date hereof, are being contested in good faith by appropriate proceedings.

(c) There is no pending or, to the Company’s Knowledge, threatened condemnation, expropriation, eminent domain or rezoning proceeding affecting all or any material portion of any of the Company Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i) Each of the Company Properties is, to the Company’s Knowledge (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects, and (z) adequate and suitable for the purposes for which they are presently being used. None of the Company or any Company Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Company Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Company Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same, in each case that would materially adversely impact the applicable Company Property; and

(ii) Each of the Company Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(d) Section 4.11(d) of the Company Disclosure Letter sets forth a true, correct and complete list of each lease or sublease, to which the Company, or any Company Subsidiary is a lessor or sublessor with respect to any of the Company Properties together with all amendments, modifications, supplements, renewals and extensions related thereto, which lease or sublease (i) (A) provides for annual rent in excess of $150,000 and (B) has a term of twelve (12) months or longer, (ii) is for a net rentable area in excess of 5,000 square feet or (iii) is between two Affiliates of the Company (each, a “Company Major Lease”). The Company has made available to the Park Parties correct and complete (in all material respects) copies of all Company Major Leases that are in effect as of the date hereof. With respect to each Company Major Lease, (x) such Company Major Lease is valid and in full force and effect, (y) the applicable Company Subsidiary is not in material default under such Company Major Lease and, to the Company’s Knowledge, the applicable lessee counterparty is not in material default under such Company Major Lease, and (z) and none of the Company or any Company Subsidiary has received written notice that it has violated or is in default under such Company Major Lease, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Section 4.11(e) of the Company Disclosure Letter sets forth a true, correct and complete list of each ground lease or other agreement pursuant to which the Company or any Company Subsidiary is a lessee or sublessee with respect to any of the Company Properties that is subject to such ground lease, together with all amendments, modifications, supplements, renewals and extensions related thereto (each, a “Company Ground Lease”), and identifies each Company Property that is subject to such Company Ground Lease, the Company or the Company Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. The Company has made available to the Park Parties correct and complete (in all material respects) copies of all Company Ground Leases that are in effect as of the date hereof. With respect to each Company Ground Lease, (x) such Company Ground Lease is valid and in full force and effect, (y) the applicable Company Subsidiary is not in default under such Company Ground Lease and, to the Company’s Knowledge, the applicable lessor counterparty is not in material default under such Company Ground Lease, and (z) and none of the Company or any Company Subsidiary has received written notice that it has violated or is in default under any Company Ground Lease, except, in the case of both clauses (y) and (z) for violations or defaults that would not, individually or in the aggregate, reasonably be likely to result in the termination of the Ground Lease.

(f) Section 4.11(f) of the Company Disclosure Letter sets forth a true, correct and complete list of each management agreement pursuant to which any Third Party manages or operates any of the Company Properties on behalf of the Company or any Company Subsidiary, together with each amendment, guaranty or other agreement or document binding on the Company or applicable Company Subsidiary and relating thereto (each, a “Company Management Agreement”), and identifies each Company Property that is subject to such Company Management Agreement, the Company or the Company Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. The Company has made available to the Park Parties correct and complete (in all material respects) copies of all Company Management Agreements which are in effect as of the date hereof. With respect to each Company Management Agreement, (x) such Company Management Agreement is valid and in full force and effect, (y) the applicable Company Subsidiary is not in material default under such Company Management Agreement and, to the Company’s Knowledge, the applicable counterparty is not in material default under such Company Management Agreement, and (z) and none of the Company or any Company Subsidiary has received written notice that it has violated or is in default under such Company Management Agreement, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(g) Section 4.11(g) of the Company Disclosure Letter sets forth a true, correct and complete list of each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any of the Company Properties or by the Company or any Company Subsidiary, together with each amendment, guaranty or other agreement or document binding on the Company or applicable Company Subsidiary and relating thereto (each, a “Company Franchise Agreement”), and identifies each Company Property that is subject to such Company Franchise Agreement, the Company or the Company Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. The Company has made available to the Park Parties correct and complete (in all material respects) copies of all Company Management Agreements that are in effect as of the date hereof. With respect to each Company Franchise Agreement, (x) such Company Franchise Agreement is valid and in full force and effect and (y) except as set forth in Section 4.11(g) of the Company Disclosure Letter, none of the Company or any Company Subsidiary has received written notice that it has violated or is in default under such Company Franchise Agreement, except (i) for violations or defaults that have been cured or (ii) as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(h) No purchase option has been exercised under any Company Major Lease, Company Ground Lease, Company Management Agreement, Company Franchise Agreement, Company Material Contract or other Contract with respect to a Company Property for which the purchase has not closed prior to the date of this Agreement.

(i) There are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Company Property or any portion thereof in favor of any Third Party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Company Property or any portion thereof.

(j) Section 4.11(j) of the Company Disclosure Letter sets forth a true, correct and complete list of the owner title insurance policies for each of the Company Properties, copies of which, together with all exception documents referenced therein, have been made available to the Park Parties. No written claim has been made against any such owner title insurance policy relating to a Company Property.

(k) The Company and the Company Subsidiaries have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as, would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company’s or any of the Company Subsidiaries’ ownership of or leasehold interest in any such personal property is subject to any Encumbrances, except for Company Permitted Encumbrances.

Section 4.12 Environmental Matters. Except as would not, individually or in the aggregate, materially adversely impact the Company and the Company Subsidiaries, taken as a whole:

(a) The Company and the Company Subsidiaries are and, except for matters that have been fully resolved, have been in compliance with all Environmental Laws.

(b) (i) The Company and the Company Subsidiaries have been duly issued, and maintain all Environmental Permits necessary to operate the business of Company as currently operated and (ii) no action or proceeding is pending or, to the Company’s Knowledge, threatened to revoke, modify, suspend or terminate any such Environmental Permit.

(c) None of the Company or any Company Subsidiary has received as of the date hereof any notice, demand, letter, citation, summons, complaint, penalty or claim (i) alleging that the Company or any such Company Subsidiary is in violation of, or liable under, any Environmental Law or with respect to Hazardous Materials, (ii) that the Company or any Company Subsidiary is obligated to conduct investigations or clean-up activities under Environmental Law or with respect to Hazardous Materials or (iii) that any judicial, administrative or compliance order has been issued against the Company or any Company Subsidiary, in each case which remains unresolved. There is no litigation, governmental request for information or other proceeding pending, or, to the Company’s Knowledge, threatened against the Company and any Company Subsidiary under any applicable Environmental Law or with respect to Hazardous Materials and to the Company’s Knowledge, none of the Company or any Company Subsidiary has any liability or obligation under any Environmental Laws or with respect to Hazardous Materials.

(d) There have been no Releases at, on, under or from any real property currently or formerly owned, operated, or leased by the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary has arranged by Contract for the disposal, transportation or treatment of Hazardous Materials at any location, in either case, such that the Company or the Company Subsidiaries would reasonably be expected to incur liability.

(e) The Company has made available to the Park Parties copies of all Phase I reports and all other material reports, assessments, and studies prepared by the Company or any Company Subsidiary and in the Company’s or any Company Subsidiary’s possession or under its control that relate to the Company’s or any Company Subsidiary’s compliance with Environmental Laws or the environmental condition of any real property currently or formerly owned, operated or leased by the Company or any Company Subsidiary.

Section 4.13 Employee Benefit Plans.

(a) Section 4.13(a) of the Company Disclosure Letter sets forth a true, correct and complete list of each Company Employee Program. Neither the Company nor any Company Subsidiary has any formal plan or commitment to create any additional Company Employee Program or to modify, change, or terminate any existing Company Employee Program. The Company has delivered or made available to Parent a copy of each Company Employee Program (or a written description of the material provisions of each unwritten Company

Employee Program) and, with respect thereto, as applicable, (i) all amendments, and currently effective trust (or other funding vehicle) agreements, (ii) the most recent summary plan description (and all summaries of material modifications thereto) and actuarial report (or other financial statement relating to such Company Employee Program), (iii) the two (2) most recently filed Forms 5500 (with all schedules and attachments), (iv) the most recent determination (or, if applicable, opinion or advisory) letter from the IRS and (v) all material correspondence to or from a Governmental Authority during the past two (2) years.

(b) Each Company Employee Program that is intended to qualify under Section 401(a) of the Code has received a favorable determination or opinion letter from the IRS regarding its qualification thereunder and, to the Company’s Knowledge, no event has occurred and no condition exists that could reasonably be expected to adversely affect the qualified status of any such Company Employee Program.

(c) Each Company Employee Program (i) complies in form in all material respects and has been administered in all material respects in accordance with the requirements of applicable Law, including ERISA and the Code and (ii) is being administered and operated in all material respects in accordance with its terms. Neither the Company nor any of its ERISA Affiliates maintains, sponsors, participates in or contributes to (or has any obligation to contribute to), or has ever maintained, sponsored, participated in or contributed to (or had any obligation to contribute to), or has or is reasonably expected to have any direct or indirect liability with respect to any plan subject to Title IV of ERISA, including any “multiemployer plan,” as defined in Section 3(37) of ERISA. None of the Company Employee Programs is a “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code) or a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Program.

(d) All payments and contributions required to have been made with respect to all Company Employee Programs either have been made or have been accrued in accordance with the terms of the applicable Company Employee Program and applicable Law.

(e) With respect to each Company Employee Program, no Actions (other than routine claims for benefits in the normal course) are pending or, to the Company’s Knowledge, threatened relating to or otherwise in connection with such Company Employee Program. There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS or any other Governmental Authority with respect to any Company Employee Program.

(f) No Company Employee Program provides for post-termination or retiree medical or welfare benefits (other than under Section 4980B of the Code or pursuant to state health continuation laws) to any current or future retiree or former employee, other than as set forth in Section 4.13(f) of the Company Disclosure Letter.

(g) The Company, each Company Subsidiary and each Company Employee Program are in material compliance with the applicable terms of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, and the guidance and regulations issued under each of the foregoing.

(h) Each Company Employee Program that is a “nonqualified deferred compensation plan” (as such term is defined in Section 409A(d)(1) of the Code) has been administered in all material respects in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder. None of the Company or any Company Subsidiary has any obligation to gross up, indemnify or otherwise reimburse any current or former officer, director, trustee, employee or consultant of the Company or any of the Company Subsidiaries for any Taxes incurred by such individual pursuant to Section 409A of the Code.

(i) Neither the execution and delivery of this Agreement nor the consummation of the Merger and the other transactions contemplated by this Agreement will (either alone or together with any other event) (i) result in, or cause the accelerated vesting, payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any employee, officer, trustee, director or other service provider of the Company or any of the Company Subsidiaries, (ii) result in an obligation to fund benefits under any Company Employee Program or limit or restrict the right to merge, amend, terminate, or receive a reversion of assets from any Company Employee Program or (iii) result in any payment or benefit to any person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code). There is no Contract by which the Company or any of the Company Subsidiaries is bound to compensate any current or former employee, officer, trustee, director or other service provider of the Company or any of the Company Subsidiaries for excise Taxes paid pursuant to Section 4999 of the Code.

Section 4.14 Labor and Employment Matters.

(a) Except as set forth in Section 4.14 of the Company Disclosure Letter, none of the Company, any Company Subsidiary or, to the Company’s Knowledge, any Third Party that manages or operates any Company Property, is a party to, bound by or subject to, nor is any Company Property otherwise bound by or subject to, any collective bargaining agreement or other agreement or understanding with a labor union or labor union organization (including so-called “owner’s agreements”, card check neutrality agreements and agreements relating to “after acquired” properties) (collectively, “Labor Agreements”). There are no negotiations or discussions currently pending or occurring between the Company, any of the Company Subsidiaries or, to the Company’s Knowledge, any Third Party that manages or operates any Company Property, on the one hand, and any labor union or labor union organization, on the other hand, regarding any Labor Agreement (or potential arrangement that could become a Labor Agreement). Except as set forth in Section 4.14 of the Company Disclosure Letter, no employee, independent contractor, consultant, temporary employee, leased employee or other service provider of any Third Party that manages or operates any Company Properties (each, a “Company Management Company Employee”) is currently represented by a labor union. To the Company’s Knowledge, as of the date hereof, there are no organizing efforts (including any demand for recognition, demonstration, handbilling, job action, pending representation or unit clarification petition at the NLRB or card signing) underway or threatened by any labor union, labor union organization, or group of employees involving (i) employees of the Company or any of the Company Subsidiaries, (ii) Company Management Company Employees or (iii) any Company Property. To the Company’s Knowledge, there is no unfair labor practice or labor arbitration proceeding pending or threatened against the Company or any of the Company Subsidiaries relating to their business (including with respect to Company Management Company Employees).

(b) To the Company’s Knowledge, there are no proceedings pending against the Company or any of the Company Subsidiaries in any forum by or on behalf of any present or former employee of the Company or any of the Company Subsidiaries or any Company Management Company Employee, any applicant for employment or classes of the foregoing alleging breach of any express or implied employment contract, restrictive covenant, violation of any Law governing employment or the termination thereof, or any other discriminatory, wrongful or tortious conduct on the part of the Company or any of the Company Subsidiaries or any management company (with respect to any Company Management Company Employee) in connection with the employment relationship. In the prior thirty-six (36) months, none of the Company, any of the Company Subsidiaries or any management company with respect to a Company Property has received or been subject to any demand letters, civil rights charges, settlements, suits, drafts of suits, administrative or other claims from any of its employees for which the Company, any Company Subsidiary or any management company (with respect to any Company Management Company Employee) must pay any amount prior to the Closing.

(c) To the Company’s Knowledge, no regular or leased employee, consultant, or independent contractor of the Company or any Company Subsidiary is in violation of any material term of any employment contract, confidentiality, non-competition, non-solicitation, or other proprietary rights agreement or any other contract relating to the right of such Person to be employed by, or provide services to the Company or any of the Company Subsidiaries.

(d) Since January 1, 2017, the Company and the Company Subsidiaries (and, to the Company’s Knowledge, each management company with respect to a Company Property) have been and are in material compliance with (i) all applicable Laws respecting employment and employment practices, terms and conditions of employment, collective bargaining, disability, immigration, health and safety, wages, hours and benefits, harassment, non-discrimination in employment, workers’ compensation, unemployment compensation and the collection and payment of withholding or payroll Taxes and similar Taxes and (ii) all obligations of the Company and the Company Subsidiaries (and each such management company) under any employment agreement, consulting agreement, severance agreement, Labor Agreement or any similar employment or labor-related agreement or understanding. To the Company’s Knowledge, since January 1, 2017, all independent contractors and consultants providing personal services to the Company or any of Company Subsidiaries have been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all employees of the Company and the Company Subsidiaries have been properly classified under the FLSA.

(e) During the preceding three (3) years, (i) the Company and the Company Subsidiaries have not effectuated a “plant closing” (as defined in the federal or applicable state WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the federal or applicable state WARN Act) in connection with the Company or any of the Company Subsidiaries affecting any site of employment or one or more facilities or operating units within any site of employment or facility and (iii) the Company and the Company Subsidiaries have not been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar applicable Law.

Section 4.15 No Brokers. Other than with J.P. Morgan Securities LLC, which the Company has retained as its financial advisor in connection with the Merger, neither the Company nor any of the Company Subsidiaries has entered into any contract, arrangement or understanding with any Person or firm that may be entitled to a finder’s fees, brokerage or agent’s commissions or other like payments in connection with or upon consummation of the Merger. The Company has made available to Parent a true and complete copy of the Company’s engagement letter with J.P. Morgan Securities LLC, together with any amendment, modification, supplement, renewal, extension or other document related thereto, with respect to the transactions contemplated by this Agreement.

Section 4.16 Opinion of Financial Advisor. The Company Board has received the oral opinion of J.P. Morgan Securities LLC, the Company’s financial advisor, (to be confirmed in writing) to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters set forth therein, the Merger Consideration to be received by the holders of Company Common Shares is fair, from a financial point of view, to the holders of Company Common Shares. A true and complete copy of such opinion will be provided to Parent by the Company solely for informational purposes within one (1)  calendar day after the date of this Agreement.

Section 4.17 Vote Required. The affirmative vote of the holders of a majority of the outstanding Company Common Shares entitled to vote at the Company Shareholder Meeting (the “Company Shareholder Approval”) is the only vote of the holders of securities of the Company or any Company Subsidiary required to approve this Agreement, the Merger and the other transactions contemplated by this Agreement.

Section 4.18 Company Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any Company SEC Reports filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to the Park Parties.

(b) Other than the Contracts described in Section 4.18(a) and except for this Agreement, Section 4.18(b) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which the Company or any Company Subsidiary is a party to or by which it is bound or to which any Company Property or other material asset is subject that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract that sets forth the operational terms of a joint venture, partnership, joint development agreement, limited liability company or strategic alliance of the Company or any Company Subsidiary;

(iii) constitutes a Company Tax Protection Agreement;

(iv) contains any non-compete or exclusivity provisions with respect to any line of business or geographic area with respect to the Company or the Company Subsidiaries, or upon consummation of the Merger, Park, Parent or the other Park Subsidiaries or which materially restricts the conduct of any line of business that is material to the Company (including the Surviving Entity) and the Company Subsidiaries, taken as a whole;

(v) evidences Indebtedness for borrowed money in excess of $10,000,000 of any of Company or any of its Subsidiaries, whether unsecured or secured;

(vi) provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) of (x) any real property (including any Company Property or any portion thereof) or (y) any other material asset of the Company or any Company Subsidiary with a fair market value or purchase price greater than $20,000,000;

(vii) contains a put, call or similar right pursuant to which the Company or any Company Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $20,000,000;

(viii) (A) requires the Company or any Company Subsidiary to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) the Company or any Company Subsidiary or other Person in excess of $20,000,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $20,000,000;

(ix) relates to the settlement (or proposed settlement) of any pending or threatened legal proceeding involving payment of more than $20,000,000;

(x) would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(xi) except to the extent such Contract is described in the clauses above or is terminable by the Company without penalty on no more than sixty (60) days’ notice, calls for aggregate payments by, or other consideration from, the Company or any Company Subsidiary of more than $20,000,000 over the remaining term of such Contract;

(xii) constitutes an interest rate cap, interest rate collar, interest rate swap or other contract or agreement relating to a hedging transaction;

(xiii) is a Labor Agreement;

(xiv) is an agreement that obligates Company or any Company Subsidiary to indemnify any past or present directors, officers, trustees, employees and agents of Company or any Company Subsidiary pursuant to which Company or a Company Subsidiary is the indemnitor; or

(xv) would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement.

(c) Each Contract of the type described above in Section 4.18(b), whether or not set forth in Section 4.18(b) of the Company Disclosure Letter, is referred to herein as a “Company Material Contract”. The Company has made available to the Park Parties true, correct and complete copies of all Company Material Contracts as of the date hereof, including amendments and supplements thereto. As of the date hereof, all of the Company Material Contracts are valid and binding on the Company and/or a Company Subsidiary, as the case may be, and, to the Company’s Knowledge, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity. Neither the Company nor the applicable Company Subsidiary has, and to the Company’s Knowledge, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, that with or without notice, lapse of time or both would constitute a default under the provisions of any Company Material Contract, except for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. As of the date hereof, neither the Company nor any Company Subsidiary has received written notice of any of the foregoing.

Section 4.19 Related Party Transactions. Except as set forth in the Company SEC Reports filed or furnished with the SEC through and including the date of this Agreement, from January 1, 2017 through the date of this Agreement, there have been no transactions or contracts between the Company or any Company Subsidiary, on the one hand, and any Affiliates (other than Company Subsidiaries) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 4.20 Intellectual Property.

(a) Section 4.20(a) of the Company Disclosure Letter sets forth a true, correct and complete list of all material Intellectual Property owned by the Company or any Company Subsidiary that is the subject of an application, certificate, filing, registration or other document issued by, filed with or recorded by any Governmental Authority, domain name registrar or social media company (the “Registered Intellectual Property”). All Registered Intellectual Property has been maintained effective by the filing of all necessary filings, maintenance and renewals and timely payment of requisite fees. The Company or a Company Subsidiary is the sole and exclusive owner of all Registered Intellectual Property and material unregistered trademarks and copyrights used by the Company or any Company Subsidiary as of the date hereof, free and clear of any Encumbrances other than Permitted Encumbrances and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there are no pending or, to the Company’s Knowledge, threatened claims with respect to any of the Registered Intellectual Property.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, the conduct of the business of the Company and the Company Subsidiaries as it is currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any Third Party and neither the Company nor any Company Subsidiary has received any written allegations to that effect.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, no third party is currently misappropriating, infringing or otherwise violating any Intellectual Property rights owned by the Company or any Company Subsidiary.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Company’s Knowledge, the Company and the Company Subsidiaries own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of Company and the Company Subsidiaries as it is currently conducted.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information; (ii) no Company Protected Information has been disclosed by the Company or any Company Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (iii) the Company and the Company Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iv) the Company and the Company Subsidiaries (and, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors) have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; (v) the Company and the Company Subsidiaries have at all times complied (and, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors are in compliance) with all privacy, security, or data protection laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (vi) neither the Company nor the Company Subsidiaries is or has been (nor, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors are not) under investigation by any Governmental Authority concerning any privacy, security or data protection laws.

Section 4.21 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (a) as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and (b) that the Company believes are adequate for the operation of its and the Company Subsidiaries’ businesses and the protection of its and the Company Subsidiaries’ assets. There is no claim by the Company or any Company Subsidiary pending under any such insurance policies that (x) has been denied or disputed by the insurer and (y) would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid and the Company and the Company Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancellation or termination has been received by the Company or any Company Subsidiary with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 4.22 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) in the case of the Proxy Statement, on the date such Proxy Statement is first mailed to the Company’s shareholders or at the time of the Company Shareholder Meeting, or at the time that the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any Company Subsidiary or other information supplied by or on behalf of the Company or any Company Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement to the extent based upon information supplied to the Company by or on behalf of the Park Parties.

Section 4.23 Investment Company Act. None of the Company or any Company Subsidiary is registered or required to be registered under the Investment Company Act.

Section 4.24 Takeover Statutes. The Company has taken such actions and votes as are necessary on its part to render inapplicable to the Merger and the other transactions contemplated by this Agreement the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, and no other “business combination,” “control share acquisition,” “fair price,” “moratorium,” or other anti-takeover statute or similar federal or state statutes applicable to the Company, including the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL (the “Takeover Statutes”) are applicable to the Merger or the other transactions contemplated by this Agreement.

Section 4.25 No Other Representations or Warranties. Except for the representations and warranties made by the Company in this ARTICLE IV, neither the Company nor any of its Representatives makes any representations or warranties, and the Company hereby disclaims any other representations or warranties, with respect to the Company, the Company Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Company, notwithstanding the delivery or disclosure to the Park Parties or their Representatives of any documentation or other information with respect to any one or more of the foregoing. Except for the representations and warranties contained in Article V, the Company acknowledges that neither the Park Parties nor any other Person or entity on behalf of the Park Parties has made, and the Company has not relied upon, any representation or warranty, whether express or implied, with respect to the Park Parties or any of the Park Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of the Park Parties.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PARK PARTIES

Except (a) as disclosed in publicly-available Park SEC Reports filed with, or furnished to, as applicable, the SEC on or after January 1, 2017 and at least two (2) Business Days prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” (but including any description of historic facts or events included therein) and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer (but including any description of historic facts or events included therein) or other statements that are cautionary, predictive or forward-looking in nature), or (b) as set forth in the disclosure letter of the Park Parties delivered at or prior to the execution of this Agreement by the Park Parties to the Company (the “Park Disclosure Letter”) (it being acknowledged and agreed that disclosure of any item in any Section of ARTICLE V of the Park Disclosure Letter shall qualify or modify the Section of ARTICLE V to which it corresponds and any other Section of ARTICLE V to the extent the applicability of the disclosure to such other Section is reasonably apparent from the text of the disclosure made; provided, that nothing in the Park Disclosure Letter is intended to broaden the scope of any representation or warranty of the Park Parties made herein), each of the Park Parties, jointly and severally, represents and warrants to the Company that:

Section 5.1 Existence; Good Standing; Compliance with Law.

(a) Park is a corporation duly formed, validly existing and in good standing under the Laws of the State of Delaware. Park is duly qualified or licensed to do business as a foreign corporation and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Park has all requisite corporate power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(b) Parent is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Parent is duly qualified or licensed to do business as a limited liability company and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Parent has all requisite limited liability company power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(c) Merger Sub is a limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware. Merger Sub is duly qualified or licensed to do business as a limited liability company and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of any other jurisdiction in which the character of the properties owned, leased or operated by it therein or in which the transaction of its business makes such qualification or licensing necessary, except where the failure to be so qualified or licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Merger Sub has all requisite limited liability company power and authority to own, operate, lease, hold and encumber its properties and carry on its business as now conducted.

(d) Each Subsidiary of Park (each such Subsidiary, a “Park Subsidiary”), other than Parent and Merger Sub, is duly organized, validly existing and in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) under the Laws of its jurisdiction of incorporation or organization. Each Park Subsidiary, other than Parent and Merger Sub, is duly qualified or licensed to do business and is in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification or licensing, except for jurisdictions in which such failure to be so qualified or, licensed or to be in good standing (or the equivalent thereof, if applicable, with respect to jurisdictions that recognize such concept) would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Each Park Subsidiary, other than Parent and Merger Sub, has all requisite power and authority to own, operate, lease and encumber its properties and carry on its business as now conducted.

(e) The Park Parties have previously made available to the Company true, correct and complete copies of (i) the Organizational Documents of Parent, Park and Merger Sub (collectively, the “Park Governing Documents”) and (ii) the Organizational Documents of each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X), in each case as amended and in effect on the date of this Agreement. Each of the Park Governing Documents are in full force and effect, and neither Parent nor Park is in violation of any of the provisions of such documents.

Section 5.2 Authority.

(a) Park has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Park is a party. The execution, delivery and performance by Park of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on behalf of Park. No other corporate action on the part of Park is necessary to authorize this Agreement or to consummate the transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with the SDAT and the Certificate of Merger with DSOS. This Agreement has been duly authorized, executed and delivered by Park and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding obligation of Park, enforceable against Park in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(b) Parent has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this

Agreement to which Parent is a party, including the Merger. The execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on behalf of Parent. No other limited liability company action on the part of Parent is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with the SDAT and the Certificate of Merger with DSOS. This Agreement has been duly authorized, executed and delivered by Parent and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(c) Merger Sub has all requisite limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement to which Merger Sub is a party, including the Merger. The execution, delivery and performance by Merger Sub of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on behalf of Merger Sub. No other limited liability company action on the part of Merger Sub is necessary to authorize this Agreement or the Merger or to consummate the transactions contemplated by this Agreement, subject, with respect to the Merger, to the filing of the Articles of Merger with the SDAT and the Certificate of Merger with the DSOS. This Agreement has been duly authorized, executed and delivered by Merger Sub and, assuming the due authorization, execution and delivery hereof by each of the Company, constitutes a valid and legally binding obligation of Merger Sub, enforceable against Merger Sub in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforceability is considered in a proceeding in equity or at law).

(d) The members of Parent have (i) approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Parent to execute, deliver and perform this Agreement and (iii) taken all actions required for the execution of this Agreement by Parent.

(e) Parent, in its capacity as sole member of Merger Sub, has (i) approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Merger Sub to execute, deliver and perform this Agreement and (iii) taken all actions required for the execution of this Agreement by Merger Sub.

(f) The Park Board, at a duly held meeting, has (i) declared advisable and approved this Agreement and the Merger, upon the terms and subject to the conditions set forth in this Agreement, (ii) authorized Park to execute, deliver and perform this Agreement, (iii) taken all actions required for the execution of this Agreement by Park and (iv) approved the issuance of Park Common Stock contemplated by this Agreement, and such resolutions remain in full force and effect and have not been subsequently rescinded, modified or withdrawn in any way.

Section 5.3 Park Common Stock; Capitalization.

(a) The shares of Park Common Stock required to be delivered by Parent pursuant to the Merger, when so delivered in accordance with the terms of this Agreement, will have been validly issued and will be fully paid and non-assessable and the issuance thereof will not be subject to any pre-emptive rights.

(b) The authorized capital stock of Park consists of 6,000,000,000 shares of Park Common Stock and 600,000,000 shares of preferred stock, par value $0.01 per share (“Park Preferred Stock”). As of the close of business on May 3, 2019 (i) 201,577,509 shares of Park Common Stock were issued and outstanding, (ii) no shares of Park Preferred Stock were issued and outstanding, (iii) 5,500,506 shares of Park Common Stock were available for grant under the Park Equity Incentive Plan, (iv) an aggregate of 230,807 shares of Park Common Stock were reserved for issuance pursuant to the terms of outstanding stock options, restricted stock units, performance share units and other awards granted pursuant to the Park Equity Incentive Plan and (v) no warrants, rights, performance shares, performance share units, convertible or exchangeable securities or similar securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any capital stock or other voting securities or ownership interests in Park or any Subsidiary of Park (other than restricted stock units, performance share units, other awards and options disclosed in clause (iv)) with respect to the Park Common Stock were outstanding. All issued and outstanding shares of capital stock of Park are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(c) As of the date of this Agreement, all of the Parent limited liability company interests are owned directly or indirectly by Park. All of Parent’s limited liability company interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter on which the holder of Parent limited liability company interests may vote.

(d) All of the Merger Sub limited liability company interests are owned directly by Parent. All of the Merger Sub limited liability company interests are duly authorized and validly issued, and are not entitled to preemptive rights. There are no outstanding bonds, debentures, notes or other indebtedness of Merger Sub having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matter on which the holder of Merger Sub membership interests may vote.

Section 5.4 Consents and Approvals; No Violations.

(a) None of the execution, delivery or performance of this Agreement by the Park Parties, the consummation by the Park Parties of the transactions contemplated hereby or compliance by the Park Parties with any of the provisions hereof will (i) conflict with or result in any breach or violation of any provision of the Organizational Documents of the applicable Park Party, (ii) assuming that all consents, approvals, authorizations and permits described in this Section 5.4 have been obtained, all filings and notifications described in Section 5.4(b) have been made, and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to each of the Park Parties and any other Park Subsidiaries or by which any property or asset of each of the Park Parties is bound, or, (iii) require any consent, approval or notice (except as contemplated by Section 5.4(b)) under, result in a violation or breach by, or any loss of any benefit or material increase in any cost or obligation of any of the Park Parties, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration) under, result in the triggering of any payment or result in the creation of any Encumbrance on any property or asset of Park pursuant to any of the terms, conditions or provisions of any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act) to which any Park Parties are a party or by which it or any of its respective properties or assets may be bound, except as to the foregoing clauses (ii) and (iii) for any such filings, notices, permits, authorizations, consents, approvals, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(b) None of the execution, delivery or performance of this Agreement by the Park Parties, the consummation by the Park Parties of the transactions contemplated hereby or compliance by the Park Parties with any of the provisions hereof will require any filing by any of the Park Parties with, notice to, or permit, authorization, consent or approval of, any Governmental Authority, except (i) the filing with the SEC of the Form S-4 and Proxy Statement and such reports under, and other compliance with, the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement, (ii) any filings required by, state securities or state “blue sky” Laws, (iii) any filings required under the rules and regulations of the NYSE, (iv) the filing of the Articles of Merger with, and the acceptance for record of the Articles of Merger by, the SDAT and the filing of the Certificate of Merger with, and the acceptance for filing of the Certificate of Merger by, the DSOS, (v) such filings as may be required in connection with state and local Transfer Taxes, and (vi) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

Section 5.5 Compliance with Applicable Laws. Since January 1, 2017, neither Park nor Parent has been, or is in, violation of, or has been given written notice of or been charged with any violation of, any Law applicable to Park or Parent or by which any property or asset of Park or Parent is bound, except for any such violations that have been cured, or would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Each of Park and each Park Subsidiary has Permits necessary to (x) conduct Park’s or such Park Subsidiary’s business, as applicable, substantially as it is being conducted as of the date hereof, and (y) permit the lawful use and operation of the Park Properties substantially as they are being used and operated as of the date hereof, except in each case as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. To Park’s Knowledge, none of Park or any Park Subsidiary has received written notice that any such Permit will be terminated or modified or cannot be renewed in the ordinary course of business, except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. All such Permits are valid and in full force and effect and there are no pending or, to Park’s Knowledge, threatened administrative or judicial Actions that would reasonably be expected to result in modification, termination or revocation thereof, except which modification, termination or revocation would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. Since January 1, 2017, Park and each Park Subsidiary has been in compliance with the terms and requirements of such Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

Section 5.6 SEC Reports, Financial Statements and Internal Controls.

(a) Park has, since January 1, 2017, filed with or otherwise furnished to (as applicable) the SEC on a timely basis all reports, schedules, forms, registration statements, definitive proxy statements and other documents required to be filed or furnished by it under the Securities Laws, together with all certifications required pursuant to the Sarbanes-Oxley Act (such documents, together with any documents and information incorporated therein by reference, collectively, the “Park SEC Reports”), all of which were prepared in all material respects in accordance with the requirements of the Securities Laws. As of their respective dates, the Park SEC Reports (other than preliminary materials) (i) complied (or with respect to Park SEC Reports filed after the date hereof, will comply) as to form in all material respects with the requirements of the Securities Laws and (ii) at the time of filing or being furnished (or effectiveness in the case of registration statements) did not (or with respect to Park SEC Reports filed after the date hereof, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading, except to the extent such statements have been modified or superseded by later Park SEC Reports filed or furnished and publicly available prior to the date of this Agreement and provided that no representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of the Park Parties. Park does not have any outstanding and unresolved comments from the SEC with respect to Park SEC Reports. Each of the consolidated balance sheets included in or incorporated by reference into Park SEC Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Park, Parent and the other Park Subsidiaries as of its date and each of the consolidated statements of income, retained earnings and cash flows of Park included in or incorporated by reference into Park SEC Reports (including any related notes and schedules) fairly presents in all material respects the results of operations, retained earnings or cash flows, as the case may be, of Park for the periods set forth therein, in each case in accordance with GAAP and the applicable rules accounting requirements and regulations of the SEC consistently applied during the periods involved, except to the extent such financial statements have been modified or superseded by later Park SEC Reports, and except, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X under the Exchange Act and pursuant to Sections 13 or 15(d) of the Exchange Act and for normal year-end audit adjustments which would not be material in amount or effect. None of the Park Subsidiaries is separately subject to the periodic reporting requirements under Sections 13 or 15(d) of the Exchange Act.

(b) Neither Park nor Parent is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among Park or Parent, on the one hand, and any unconsolidated Affiliate of Park or Parent, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K), where the result, purpose or effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of Park or any Park Subsidiary in Park’s audited financial statements or other Park SEC Reports.

(c) There are no liabilities of Park of a nature that would be required under GAAP to be set forth on the financial statements of Park or the notes thereto, other than liabilities (i) adequately provided for on the balance sheet of Park dated as of December 31, 2018 (including the notes thereto) as required by GAAP, (ii) incurred under this Agreement or in connection with the transactions contemplated hereby, (iii) incurred in the ordinary course of business, consistent with past practice, subsequent to December 31, 2018 or (iv) as have not had and would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(d) Since the end of Park’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in Park’s internal control over financial reporting (whether or not remediated). There has been no change in Park’s internal control over financial reporting that has occurred since December 31, 2018 that has materially affected, or is reasonably likely to materially affect, Park’s internal control over financial reporting. Since January 1, 2017, (x) Park has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) to ensure that material information required to be disclosed by Park in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to Park’s management as appropriate to allow timely decisions regarding required disclosure, (y) to Park’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of Park to material information relating to Park required to be included in the reports Park is required to file under the Exchange Act, and (z) Park’s principal executive officer and its principal financial officer have disclosed to Park’s independent registered public accounting firm and the audit committee of the Park Board (A) all known significant deficiencies and material weaknesses in the design or operation of Park’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect Park’s ability to record, process, summarize and report financial information, and (B) any known fraud, whether or not material, that involves management or other employees who have a significant role in Park’s internal control over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of Park have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects.

(e) Park is in compliance in all material respects with all current listing requirements of the New York Stock Exchange.

Section 5.7 Litigation. As of the date of this Agreement, there is no Action by any Governmental Authority or other Person pending or, to Park’s Knowledge, threatened against the Park Parties or any other Park Subsidiary, that would, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. As of the date of this Agreement, none of the Park Parties or any other Park Subsidiary is subject to any outstanding order, writ, judgment, injunction, stipulation, award or decree of any Governmental Authority that would, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

Section 5.8 Absence of Certain Changes. Except as expressly contemplated by this Agreement, from December 31, 2018 through the date hereof, (a) Park and Parent have conducted their businesses in all material respects in the ordinary course of business consistent with past practice and (b) there has not been any Event that has had or would, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

Section 5.9 Taxes.

(a) Each of Park and the Park Subsidiaries (i) has timely filed all material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Authority), and such

Tax Returns are true, correct and complete in all material respects, and (ii) has timely paid all material Taxes required to be paid by it (other than Taxes being contested in good faith and for which adequate reserves have been established in Park’s most recent financial statements contained in the Park SEC Reports).

(b) Park (i) for all taxable years commencing with its taxable year ended December 31, 2017 through its taxable year ended December 31, 2018 has been subject to taxation as a REIT within the meaning of Section 856 of the Code and has satisfied all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2018 to the date hereof, and intends to continue to operate for the taxable year that includes the Closing (and currently intends to continue to operate thereafter), in such a manner as to permit it to qualify as a REIT, and (iii) has not taken or omitted to take any action that would reasonably be expected to result in a successful challenge by the IRS or any other Governmental Authority to its status as a REIT.

(c) The most recent financial statements contained in Park SEC Reports reflect an adequate reserve for all Taxes payable by Park, Parent and the other Park Subsidiaries for all taxable periods and portions thereof through the date of such financial statements in accordance with GAAP, whether or not shown as being due on any Tax Returns.

(d) No deficiencies for any Taxes have been claimed, proposed, asserted or assessed in writing against Park or any of the Park Subsidiaries, or to Park’s Knowledge, threatened, by any Governmental Authority, which deficiencies have not been settled except for such deficiencies which are being contested in good faith or with respect to which the failure to pay, individually or in the aggregate, has not had and would not reasonably be expected to have a Park Material Adverse Effect.

(e) No entity in which Park directly or indirectly owns an interest is or at any time since the later of (i) January 4, 2017, (ii) its acquisition or (iii) its formation has been a corporation for U.S. federal income tax purposes, other than the Park Subsidiary REIT, a corporation that qualifies as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary with respect to Park.

(f) None of Park or any Park Subsidiary (other than a Taxable REIT Subsidiary of Park) has engaged at any time in any “prohibited transactions” within the meaning of Section 857(b)(6) of the Code. Neither Park nor any Park Subsidiary has engaged in any transaction that would give rise to “redetermined rents”, “redetermined deductions”, “excess interest” or “redetermined TRS service income”, in each case as defined in Section 857(b)(7) of the Code.

(g) (i) There are no audits, investigations by any Governmental Authority or other proceedings ongoing or, to Park’s Knowledge, threatened with regard to any material Taxes or Tax Returns of Park or any Park Subsidiary, including claims by any Governmental Authority in a jurisdiction where Park or any Park Subsidiary does not file Tax Returns; (ii) neither Park or any Park Subsidiary has entered into any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); and (iii) since January 4, 2017, neither Park nor any Park Subsidiary has requested or received a ruling from, or requested or entered into a binding agreement with, the IRS or other Governmental Authorities relating to Taxes.

(h) Park and the Park Subsidiaries have complied, in all material respects, with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445, 1446, 1471 through 1474, and 3402 of the Code or similar provisions under any state and foreign Laws) and have duly and timely withheld and, in each case, paid over to the appropriate Governmental Authority all material amounts required to be so withheld and paid over on or prior to the due date thereof under all applicable Laws, and are not liable for any arrears or wages or any taxes or any penalty for failure to withhold or pay such amounts.

(i) There are no Encumbrances for Taxes upon any property or assets of Park or Parent except Encumbrances for Taxes not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(j) There is no Tax allocation or sharing agreement or similar arrangement with respect to which Park or Parent is a party (other than customary arrangements under commercial contracts or borrowings entered into in the ordinary course of business).

(k) Except for ordinary course transactions that may be “reportable transactions” solely on account of the recognition of a tax loss, neither Park nor any Park Subsidiary is or has been a party to any “reportable transaction” as such term is used in the Treasury regulations under Section 6011 of the Code.

(l) Since January 4, 2017 (i) neither Park nor any Park Subsidiary has incurred any liability for Taxes under Sections 857(b), 860(c) or 4981 of the Code, and (ii) neither Park nor any Park Subsidiary has incurred any material liability for Taxes other than (x) in the ordinary course of business or consistent with past practice, or (y) transfer or similar Taxes arising in connection with acquisitions or dispositions of property.

(m) Parent is treated as a partnership for U.S. federal income tax purposes.

Section 5.10 Properties.

(a) Section 5.10(a) of the Park Disclosure Letter sets forth a true, correct and complete list of the common name and address of each hotel owned or leased (including ground leased) by Park or any Park Subsidiary as lessee or sublessee, as of the date of this Agreement (all such real property interests, together with all buildings, structures and other improvements and fixtures located on or under such real property and all easements, rights and other appurtenances to such real property, are individually referred to herein as a “Park Property”). As of the date hereof, each of the Park Properties is owned or leased by Park or the Park Subsidiary indicated on Section 5.10(a) of the Park Disclosure Letter.

(b) Parent or another Park Subsidiary owns good and valid fee simple title or leasehold title (as applicable) to the Park Properties, in each case, free and clear of Encumbrances, except for Park Permitted Encumbrances, none of which Park Permitted Encumbrances have had, and would not, individually or in the aggregate, reasonably be expected to have, a Park Material Adverse Effect. For the purposes of this Agreement, “Park Permitted Encumbrances” shall mean any (i) Encumbrances relating to any Indebtedness set forth on Section 5.10(b)(i) of the Park Disclosure Letter, (ii) statutory or other Encumbrances for Taxes or assessments which are not yet due (or are due but not yet delinquent) or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves are being maintained in accordance with GAAP, (iii) the terms of any ground leases or air rights affecting any Park Property or any other leases or licenses entered into in the ordinary course of business, (iv) Encumbrances imposed or promulgated by Law or any Governmental Authority, including zoning regulations, permits and licenses, (v) Encumbrances (but excluding Encumbrances relating to any Indebtedness other than as set forth on Section 5.10(b)(i) of the Park Disclosure Letter) that are disclosed on existing title policies, reports or commitments made available by or on behalf of Park, Parent or any other Park Subsidiary to the Company, (vi) any cashiers’, landlords’, workers’, mechanics’, carriers’, workmen’s, repairmen’s and materialmen’s liens and other similar Encumbrances imposed by Law and incurred in the ordinary course of business consistent with past practice that are related to obligations not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings, and (vii) any other Encumbrances (but excluding Encumbrances relating to Indebtedness) that do not materially impair the value of the applicable Park Property or the continued use and operation of the Park Property as currently used and operated. Section 5.10(b) of the Park Disclosure Letter describes any material Park Permitted Encumbrances that, as of the date hereof, are being contested in good faith by appropriate proceedings.

(c) There is no pending or, to Park’s Knowledge, threatened condemnation, expropriation, eminent domain or rezoning proceeding affecting all or any material portion of any Park Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect:

(i) Each of the Park Properties is, to Park’s Knowledge (x) supplied with utilities and other services as necessary to permit their continued operation as they are now being operated, (y) in working order sufficient for their normal operation in the manner currently being operated and without any material structural defects, and (z) adequate and suitable for the purposes for which they are presently being used. None of Park or any Park Subsidiary has received written notice that any agreement, easement or other right of an unlimited duration that is necessary to permit the lawful use and operation of the buildings and improvements on any of the Park Properties or that is necessary to permit the lawful use and operation of all utilities, holding areas, retention ponds, driveways, roads and other means of egress and ingress to and from any of the Park Properties is not valid or in full force and effect as of the date of this Agreement, or of any pending written threat of modification or cancellation of any of same, in each case that would materially adversely impact the applicable Park Property; and

(ii) Each of the Park Properties has sufficient access to and from publicly dedicated streets for its current use and operation, without any constraints that interfere with the normal use, occupancy and operation thereof.

(d) Section 5.10(d) of the Park Disclosure Letter sets forth a true, correct and complete list of each ground lease or other agreement pursuant to which Parent or any Park Subsidiary is a lessee or sublessee with respect to any of the Park Properties that is subject to such ground lease, together with all amendments, modifications, supplements, renewals and extensions related thereto (each, a “Park Ground Lease”), and identifies each Park Property that is subject to such Park Ground Lease, the Park Party that is a party to such agreement, the date of such agreement and each amendment relating thereto. Park has made available to the Company correct and complete (in all material respects) copies of all Park Ground Leases that are in effect as of the date hereof. With respect to each Park Ground Lease, (x) such Park Ground Lease is valid and in full force and effect, (y) Parent or the applicable Park Subsidiary is not in material default under such Park Ground Lease and, to Park’s Knowledge, the applicable lessor counterparty is not in material default under such Park Ground Lease, and (z) and none of Parent or any Park Subsidiary has received written notice that it has violated or is in default under any Park Ground Lease, except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(e) Section 5.10(e) of the Park Disclosure Letter sets forth a true, correct and complete list of each management agreement pursuant to which any Third Party manages or operates any of the Park Properties on behalf of Parent or any Park Subsidiary, together with each amendment, guaranty or other agreement or document binding on Parent or the applicable Park Subsidiary and relating thereto (each, a “Park Management Agreement”), and identifies each Park Property that is subject to such Park Management Agreement, Parent or the Park Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. Park has made available to the Company correct and complete (in all material respects) copies of all Park Management Agreements which are in effect as of the date hereof. With respect to each Park Management Agreement, (x) such Park Management Agreement is valid and in full force and effect, (y) Parent or the applicable Park Subsidiary is not in material default under such Park Management Agreement and, to Park’s Knowledge, the applicable counterparty is not in material default under such Park Management Agreement, and (z) and none of Parent or any Park Subsidiary has received written notice that it has violated or is in default under such Park Management Agreement, except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(f) Section 5.10(f) of the Park Disclosure Letter sets forth a true, correct and complete list of each franchise, license or other similar agreement providing the right to utilize a brand name or other rights of a hotel chain or system at any of the Park Properties or by Parent or any Park Subsidiary, together with each amendment, guaranty or other agreement or document binding on Parent or applicable Park Subsidiary and relating thereto (each, a “Park Franchise Agreement”), and identifies each Park Property that is subject to such Park Franchise Agreement, Parent or the Park Subsidiary that is a party to such agreement, the date of such agreement and each amendment relating thereto. Park has made available to the Company correct and complete (in all material respects) copies of all Park Franchise Agreements that are in effect as of the date hereof. With respect to each Park Franchise Agreement, (x) such Park Franchise Agreement is valid and in full force and effect and (y) none of Parent or any Park Subsidiary has received written notice that it has violated or is in default under such Park Franchise Agreement, except (i) for violations or defaults that have been cured or (ii) as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(g) No purchase option has been exercised under any Park Ground Lease, Park Management Agreement, Park Franchise Agreement, Park Material Contract or other Contract with respect to a Park Property for which the purchase has not closed prior to the date of this Agreement.

(h) There are no unexpired option to purchase agreements, rights of first refusal or first offer or any other rights to purchase or otherwise acquire any Park Property or any portion thereof in favor of any Third Party. There are no other outstanding rights or agreements to enter into any contract for sale, ground lease or letter of intent to sell or ground lease any Park Property or any portion thereof.

(i) The Park Parties have good and valid title to, or a valid and enforceable leasehold interest in, or other right to use, all personal property owned, used or held for use by them as of the date of this Agreement (other than property owned by tenants and used or held in connection with the applicable tenancy), except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. None of the Park Parties’ ownership of or leasehold interest in any such personal property is subject to any Encumbrances, except for Park Permitted Encumbrances.

Section 5.11 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to materially adversely impact Park and the Park Subsidiaries, taken as a whole:

(a) Park and the Park Subsidiaries are and, except for matters that have been fully resolved, have been in compliance with all Environmental Laws.

(b) (i) Park and the Park Subsidiaries have been duly issued, and maintain all Environmental Permits necessary to operate the business of Park and the Park Subsidiaries as currently operated and (ii) no action or proceeding is pending or, to the Park’s Knowledge, threatened to revoke, modify, suspend or terminate any such Environmental Permit.

(c) None of Park and the Park Subsidiaries have received as of the date hereof any notice, demand, letter, citation, summons, complaint, penalty or claim (i) alleging that Park or any such Park Subsidiary is in violation of, or liable under, any Environmental Law or with respect to Hazardous Materials, (ii) that Park or any Park Subsidiary is obligated to conduct investigations or clean-up activities under Environmental Law or with respect to Hazardous Materials or (iii) that any judicial, administrative or compliance order has been issued against the Park or any Park Subsidiary, in each case which remains unresolved. There is no litigation, governmental request for information or other proceeding pending, or, to Park’s Knowledge, threatened against the Park or any Park Subsidiary under any applicable Environmental Law or with respect to Hazardous Materials and to Park’s Knowledge, none of the Park or any Park Subsidiary has any liability or obligation under any Environmental Laws or with respect to Hazardous Materials.

(d) There have been no Releases at, on, under or from any real property currently or formerly owned, operated, or leased by Park or any Park Subsidiary, and neither the Park nor any Park Subsidiary has arranged by contract for the disposal, transportation or treatment of Hazardous Materials at any location, in either case, such that Park or the Park Subsidiaries would reasonably be expected to incur liability.

(e) Park has made available to the Company copies of all Phase I reports and all other material reports, assessments, and studies prepared by Park or any Park Subsidiary and in Park’s or any Park Subsidiary’s possession or under its control that relate to Park’s or any Park Subsidiary’s compliance with Environmental Laws or the environmental condition of any real property currently or formerly owned, operated or leased by Park or any Park Subsidiary.

Section 5.12 Park Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any Park SEC Reports filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to the Company.

(b) Other than the Contracts described in Section 5.12(a) and except for this Agreement, Section 5.12(b) of the Park Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, of each Contract (or the accurate description of principal terms in case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which Park, Parent or any other Park Subsidiary is a party to or by which it is bound or to which Park Property or other material asset is subject that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) is a limited liability company agreement, partnership agreement or joint venture agreement or similar Contract that sets forth the operational terms of a joint venture, partnership, joint development agreement, limited liability company or strategic alliance of Park, Parent or any other Park Subsidiary;

(iii) materially restricts the conduct of any line of business that is material to Park, Parent and the other Park Subsidiaries, taken as a whole;

(iv) evidences Indebtedness for borrowed money in excess of $100,000,000 of any of Park, Parent or any of its Subsidiaries, whether unsecured or secured;

(v) provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of or ground lease (by merger, by purchase or sale of assets or stock, by lease or otherwise) of (x) any real property or (y) other material asset with a fair market value or purchase price greater than $75,000,000;

(vi) contains a put, call or similar right pursuant to which any of Park or Parent could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $75,000,000;

(vii) (A) requires Park, Parent or any other Park Subsidiary to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any other Park, Parent or any other Park Subsidiary or other Person in excess of $75,000,000 or (B) evidences a loan (whether secured or unsecured) made to any other Person in excess of $75,000,000;

(viii) relates to the settlement (or proposed settlement) of any pending or threatened legal proceeding involving payment of more than $75,000,000;

(ix) would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement; or

(x) would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act.

(c) Each Contract of the type described above in Section 5.12, whether or not set forth in Section 5.12 of the Park Disclosure Letter, is referred to herein as a “Park Material Contract”. Park has made available to the Company true, correct and complete copies of all Park Material Contracts as of the date hereof, including amendments and supplements thereto. As of the date hereof, all of the Park Material Contracts are valid and binding on the Park Parties and/or the other Park Subsidiaries, as the case may be, and, to Park’s Knowledge, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity. None of the Park Parties or the applicable Park Subsidiaries has, and to Park’s Knowledge, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, that with or without notice, lapse of time or both would constitute a default under the provisions of any Park Material Contract, except for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect. As of the date hereof, none of the Park Parties or the other Park Subsidiaries has received written notice of any of the foregoing.

Section 5.13 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect, Park, Parent and the other Park Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (a) as are in accordance with normal industry practice for companies engaged in businesses similar to that of Parent (taking into account the cost and availability of such insurance) and (b) that Park believes are adequate for the operation of its and its Subsidiaries businesses and the protection of its and its Subsidiaries’ assets. There is no claim by Park, Parent or any other Park Subsidiary pending under any such insurance policies that (x) has been denied or disputed by the insurer or (y) would, individually or in the aggregate, reasonably expected to have a Park Material Adverse Effect. All such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, Park, Parent and the other Park Subsidiaries are in compliance in all material respects with the terms of such insurance policies, and no written notice of cancellation or termination has been received by Park or any Park Subsidiary with respect to any such insurance policy other than in connection with ordinary course renewals.

Section 5.14 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Park Parties for inclusion or incorporation by reference in the Form S-4 or the Proxy Statement will (a) in the case of the Form S-4, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time it is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) in the case of the Proxy Statement, on the date such Proxy Statement is first mailed to the Company’s shareholders, or at the time of the Company Shareholder Meeting, or at the time that the Form S-4 is declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that Park is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Park Parties or any other Park Subsidiary or other information supplied by or on behalf of the Park Parties or any other Park Subsidiary for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Authority (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Form S-4 or the Proxy Statement that were not supplied by or on behalf of the Park Parties.

Section 5.15 Investment Company Act. None of the Park Parties or any other Park Subsidiary is registered or required to be registered under the Investment Company Act.

Section 5.16 No Brokers. Other than with Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc., which Park has retained as its financial advisors, none of the Park Parties or any other Park Subsidiary has entered into any contract, arrangement or understanding with any Person or firm that may be entitled to a finder’s fees, brokerage or agent’s commissions or other like payments in connection with or upon consummation of the Merger.

Section 5.17 Ownership of Company Common Shares. None of the Park Parties or any other Park Subsidiary owns (directly or indirectly, beneficially or of record), or is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, any Company Common Shares or other securities of the Company (other than as contemplated by this Agreement).

Section 5.18 Vote Requirements. Assuming the accuracy of the Company’s representations and warranties set forth in Section 4.3 and compliance by the Company with its covenants in ARTICLE VI, no vote of the holders of any class or series of capital stock of Park is necessary for Park to approve this Agreement and the Merger.

Section 5.19 Available Funds. Parent and Merger Sub have available to them, or as of the Effective Time will have available to them, all funds necessary for the payment of the Cash Consideration and Fractional Share Consideration and to satisfy all of their obligations under this Agreement. Each of Park, Parent, and Merger Sub acknowledges that the obligations of Park, Parent, and Merger Sub under this Agreement are not contingent upon or subject to any conditions regarding Park’s, Parent’s, and Merger Sub’s ability to obtain financing for the consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.20 Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein or in connection with the transactions contemplated by this Agreement.

Section 5.21 Data and Privacy. Except as would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect, (i) Park and the Park Subsidiaries have taken all reasonable measures to protect the security, privacy and confidentiality of all Park Protected Information; (ii) no Park Protected Information has been disclosed by Park or any Park Subsidiaries to any Person other than pursuant to a written agreement restricting the disclosure and use of such Park Protected Information by such Person; (iii) Park and the Park Subsidiaries have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (iv) Park and the Park Subsidiaries (and, to Park’s Knowledge, as of the date hereof, the applicable management companies and franchisors) have not experienced any breach, unauthorized access or disclosure, or loss of control of Park Protected Information; (v) Park and the Park Subsidiaries have at all times complied (and, to Park’s Knowledge, as of the date hereof, the applicable management companies and franchisors are in compliance) with all privacy, security, or data protection laws applicable to that entity or to the Park Protected Information that entity collects, holds, uses or discloses; and (vi) neither Park nor Park Subsidiaries is or has been (nor, to Park’s Knowledge, as of the date hereof, the applicable management companies and franchisors are not) under investigation by any Governmental Authority concerning any privacy, security or data protection laws.

Section 5.22 No Other Representations or Warranties. Except for the representations and warranties made by the Park Parties in this ARTICLE V, none of the Park Parties or any of their respective Representatives makes any representations or warranties, and each of the Park Parties hereby disclaims any other representations or warranties, with respect to the Park Parties, the other Park Subsidiaries, or their businesses, operations, assets, liabilities, condition (financial or otherwise) or prospects or the negotiation, execution, delivery or performance of this Agreement by the Park Parties, notwithstanding the delivery or disclosure to the Company or its Representatives of any documentation or other information with respect to any one or more of the foregoing. Except for the representations and warranties contained in ARTICLE IV, each of Park, Parent and Merger Sub acknowledges that neither the Company nor any other Person or entity on behalf of the Company has made, and none of Park, Parent or Merger Sub has relied upon, any representation or warranty, whether express or implied, with respect to the Company or any of the Company Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Park, Parent or Merger Sub by or on behalf of the Company.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

Section 6.1 Conduct of Business by the Company.

(a) During the period from the date of this Agreement until the earlier to occur of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 9.1 (the “Interim Period”), except to the extent required by Law, as otherwise expressly required or permitted by this Agreement (including pursuant to Section 2.7) or as may be consented to in writing by the Park Parties (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (z)(1), (2), (3) and (4)), or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall, and shall cause the Company Subsidiaries to, (x) conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice, (y) prepare (or cause to be prepared) all income Tax Returns for the Company and each Company Subsidiary for the taxable year ended December 31, 2018, and (z) use their reasonable best efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Company or any Company Subsidiary’s control excepted), (2) preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with Third Parties, (3) keep available the services of their present officers and other key employees and consultants, (4) maintain all insurance policies of the Company and the Company Subsidiaries or substitutes therefor, and (5) preserve the Company’s and each of the Company Subsidiary REIT’s status as a REIT within the meaning of the Code.

(b) Without limiting the generality of the foregoing, the Company hereby covenants and agrees that, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement (including pursuant to Section 2.7) or as may be consented to in writing by the Park Parties (which consent shall not be unreasonably withheld, delayed or conditioned with respect to clauses (b)(v)(B), (vi)(B), (ix), (xiv), (xv)(B), (xvii)(B), (xviii), (xx), (xxiii) and (xxvi)), or as set forth in Section 6.1(b) of the Company Disclosure Letter, the Company shall not, and the Company shall not cause or permit any Company Subsidiary to, do any of the following:

(i) split, combine, reclassify or subdivide any shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests of the Company or any Company Subsidiary or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests;

(ii) make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any Company Common Shares or other equity securities or ownership interests in the Company or any Company Subsidiary, except for: (A) the declaration and payment by the Company and each Company Subsidiary REIT of dividends in accordance with Section 7.16(b); (B) the regular distributions to the Company that are required to be made in respect of the partnership interests in the Company OP, as applicable, in connection with any dividends paid on the Company Common Shares, (C) dividends or distributions, declared, set aside or paid by any Company Subsidiary to the Company or any Company Subsidiary that is, directly or indirectly, wholly-owned by the Company; and (D) distributions of any amounts that constitute Permitted REIT Dividends pursuant to Section 7.16(c) and Section 7.16(d);

(iii) authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), any Company Common Shares or other shares, units or other beneficial interest of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of the Company or any Company Subsidiaries;

(iv) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of the Company or a Company Subsidiary, other than (A) the repurchase of shares of beneficial interest of the Company that are in excess of the ownership limits set forth in the Company Declaration of Trust or (B) in connection with the vesting of, or lapse of restrictions on, Company Time-Based Share Awards and Company Performance Share Awards in order to satisfy withholding obligations;

(v) acquire or agree to acquire (A) any Person or any division or (B) any material amount of assets thereof (whether real property or personal property);

(vi) sell, mortgage, pledge, lease, assign, transfer, dispose of or encumber, or effect a deed in lieu of foreclosure with respect to, (A) any Company Property (or real property that if owned by the Company or any Company Subsidiary on the date of this Agreement would be a Company Property) or (B) any other assets, or place or permit any Encumbrance thereupon (other than Company Permitted Encumbrances), except (in the case of (A) or (B)) sales, transfers or other such dispositions of personal property that do not exceed $15,000,000 in the aggregate;

(vii) (A) incur, create, assume, refinance, replace or prepay any amount of Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly-owned Company Subsidiary), except (1) Indebtedness incurred under the Company’s or any Company Subsidiary’s existing credit facilities (whether drawn or undrawn as of the date hereof) in the ordinary course of business for working capital purposes in the ordinary course of business consistent with past practice (including to the extent necessary to pay dividends permitted by Section 7.16) and (2) Indebtedness that does not, in the aggregate, exceed $10,000,000, or (B) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Company or any Company Subsidiary or guarantee any debt securities of another Person;

(viii) make any loans, advances or capital contributions to, or investments (other than short-term investments of working capital in the ordinary course of business) in, any other Person (including to any of its officers, directors, Affiliates, agents or consultants), or make any change in its existing borrowing or lending arrangements for or on behalf of such Persons, enter into any “keep well” or other similar arrangement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of the foregoing, other than (A) by the Company or a wholly-owned Company Subsidiary to a wholly-owned Company Subsidiary and (B) as contractually required by any Company Material Contract in effect on the date hereof that has been made available to Parent;

(ix) subject to Section 7.9, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $10,000,000 individually or $15,000,000 in the aggregate, (B) do not involve the imposition of any injunctive relief against the Company or any Company Subsidiary, (C) do not provide for any admission of material liability by the Company or any of the Company Subsidiaries, and (D) with respect to any legal Action involving any present, former or purported holder or group of holders of Company Common Shares, are in accordance with Section 7.9;

(x) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(xi) enter into any new line of business;

(xii) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority (including the SEC) and other authorities (including the NYSE), subject to extensions permitted by Law or applicable rules or regulations, except to the extent that such failure would not prevent or materially impair the ability of the Company to consummate the Merger on a timely basis;

(xiii) enter into any joint venture, partnership, fund or other similar agreement;

(xiv) other than as required by Law, (A) hire or terminate (without cause) any officer, trustee or director of the Company or any Company Subsidiary or promote or appoint any Person to a position of officer, trustee or director of the Company or any Company Subsidiary, (B) except as required by the existing terms of any Company Employee Program, establish, adopt, enter into, terminate or materially amend any Company Employee Program, (C) except as required by the existing terms of any Company Employee Program, increase in any manner the amount, rate or terms of compensation (including base salary and annual bonus opportunity), perquisites or other benefits payable or to become payable to any trustee, director, officer or employee of the Company or any of the Company Subsidiaries, except for raises given in the ordinary course of business to non-executive employees who have an annual compensation of $200,000 or less, (D) amend or waive any of its rights under, or accelerate the vesting under, any provision of any Company Employee Program (or any plan, program, arrangement, practice or agreement that would be a Company Employee Program if it were in existence on the date hereof), (E) grant to any current or former trustee, director, officer, employee or consultant of the Company or any of the Company Subsidiaries any right to new severance or termination pay, or increase in severance or termination pay, (F) pay any bonus to any current or former trustee, director, officer, employee or consultant of the Company or any of the Company Subsidiaries other than pursuant to the terms of any existing Company Employee Program, (G) grant any new awards under any Company Employee Program, (H) amend or modify any outstanding award under any Company Employee Program, except as contemplated by Section 3.2, or (I) take any action to accelerate the payment, or to fund or in any other way secure the payment, of compensation or benefits under any Company Employee Program;

(xv) amend or propose to amend (A) the Company Governing Documents or the Organizational Documents of the Company OP or (B) the Organizational Documents of any other Company Subsidiary;

(xvi) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Merger);

(xvii) amend any term of any outstanding stock or other equity security of (A) the Company or the Company OP or (B) any other Company Subsidiary;

(xviii) enter into, renew, materially modify, amend or terminate (other than through expiration in accordance with its terms), or waive, release, compromise or assign any rights or claims under, any Company Material Contract (or any contract that, if existing as of the date hereof, would constitute a Company Material Contract), Company Major Lease, Company Management Agreement, Company Franchise Agreement or Company Ground Lease except (A) as expressly permitted by this Section 6.1, (B) the entry into any modification or amendment of, or waiver or consent under, any mortgage or related agreement to which the Company or any Company Subsidiary is a party as required or necessitated by this Agreement or the transactions contemplated hereby, or (C) in connection with change orders under a construction contract in effect on the date hereof related to any capital expenditure projects that either (1) do not increase the cost of any such project by more than $200,000 individually or $1,500,000 in the aggregate, or (2) are otherwise permitted pursuant to this Section 6.1; provided that, to the extent that the term of any Company Major Lease or Company Ground Lease will otherwise expire by its terms during the Interim Period, the Company may renew such Company Major Lease or Company Ground Lease on terms consistent with such existing Company Major Lease or Company Ground Lease;

(xix) enter into any agreement that would limit or otherwise restrict (or purport to limit or otherwise restrict) the Company or any of the Company Subsidiaries or any of their successors from engaging or competing in any line of business or owning property in, whether or not restricted to, any geographic area;

(xx) make or commit to make any capital expenditures except (A) pursuant to the Company’s budgeted items as set forth in Section 6.1(b)(xx) of the Company Disclosure Letter, (B) capital expenditures for tenant improvements in connection with new leases that would not constitute a Company Major Lease, (C) capital expenditures necessary to repair any casualty losses in an amount up to $5,000,000 individually or $10,000,000 in the aggregate or to the extent such losses are covered by existing insurance, (D) capital expenditures in the ordinary course of business consistent with past practice necessary to comply with applicable Law or to repair or prevent damage to any of the Company Properties or as is necessary in the event of an emergency situation (provided that the Company shall provide notice of such emergency as soon as reasonably practicable under the circumstances) and (E) 2019 Property Capital Budgets as provided in the Company Datasite;

(xxi) knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause (A) the Company or any Company Subsidiary REIT to fail to qualify as a REIT, or (B) any Company Subsidiary (other than the Company Subsidiary REITs) to cease to be treated as any of (1) a disregarded entity for U.S. federal income tax purposes or (2) a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(xxii) enter into or modify in a manner adverse to the Company or Park any Tax Protection Agreement applicable to the Company or any Company Subsidiary (a “Company Tax Protection Agreement”), make, change or rescind any material election relating to Taxes (it being understood and agreed that nothing in this Agreement shall preclude the Company or any Company Subsidiary REIT from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), change a material method of Tax accounting, file any federal income Tax Return (except to the extent prepared in a manner in accordance with past practice, except as required by applicable Law) or amend any income Tax Return or any other material Tax Return, settle or compromise any material federal, state, local or foreign Tax liability, audit, claim or assessment, enter into any material closing agreement related to material Taxes, or knowingly surrender any right to claim any material Tax refund, except, in each case, (A) to the extent required by Law, or (B) to the extent necessary (1) to preserve each of the Company’s and each Company Subsidiary REIT’s qualification as a REIT under the Code or (2) to qualify or preserve the status of any Company Subsidiary (other than the Company Subsidiary REITs) as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be;

(xxiii) permit any insurance policy naming the Company or any of its Subsidiaries or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be cancelled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

(xxiv) other than as required by applicable Law (including good faith obligations to bargain as required by Law), (A) enter into or amend any Labor Agreement, applicable to the employees of the Company or any Company Subsidiary or (B) to the extent the Company or a Company Subsidiary has a contractual right to prevent such actions, suffer or permit any Third Party that operates or manages any Company Property to (1) enter into or amend any Labor Agreement applicable to any Company Management Company Employees or such Company Property or (2) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining unit with respect to any Company Management Company Employees or such Company Property;

(xxv) other than as required by the existing terms of any Company Employee Program or Labor Agreement in effect on the date hereof, enter into any pension plan or post-retirement benefit plan or arrangement or otherwise take any action that subjects the Company or any Company Subsidiary to material liability for pension or post-retirement benefits;

(xxvi) amend or modify the compensation terms or any other obligations of Company contained in the engagement letter with Company’s financial advisor in connection with the Merger or engage other financial advisors in connection with the transactions contemplated by this Agreement; or

(xxvii) authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit the Company from taking any action, at any time or from time to time, that in the reasonable judgment of the Company Board, upon advice of outside counsel to the Company, is reasonably necessary for the Company or any Company Subsidiary REIT to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments in accordance with Section 7.16(c) and Section 7.16(d) to shareholders of the Company or any Company Subsidiary REIT, as applicable, in accordance with this Agreement, or to qualify or preserve the status of any Company Subsidiary (other than the Company Subsidiary REITs) as a disregarded entity for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be. If the Company determines in accordance with this Section 6.1(c) that it is necessary to take any such action in reliance on this Section 6.1(c), which action the Company would otherwise be prohibited from taking without the consent of the Park Parties pursuant to this Agreement, then the

Company shall notify Park as soon as reasonably practicable (and in any event in accordance with Section 7.16(d), if applicable) prior to taking such action.

Section 6.2 Conduct of Business by the Park Parties.

(a) During the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Park and Parent shall, and shall cause the Parent Subsidiaries to, (x) conduct their respective businesses in all material respects in the ordinary course, and in a manner consistent with past practice, and (y) use their reasonable best efforts to (1) maintain its material assets and properties in their current condition (normal wear and tear and damage caused by casualty or by any reason outside of Park, Parent or any Park Subsidiary’s control excepted), (2) preserve intact in all material respects their current business organizations, goodwill, ongoing businesses and relationships with Third Parties, (3) keep available the services of their present officers and other key employees and constituents, (4) maintain all insurance policies of Park, Parent and the Park Subsidiaries or substitutes therefor, and (5) preserve Park’s and the Park Subsidiary REIT’s status as a REIT within the meaning of the Code.

(b) Without limiting the generality of the foregoing, the Park Parties covenant and agree that, during the Interim Period, except to the extent required by Law, as otherwise expressly required or permitted by this Agreement or as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), none of the Park Parties shall, and the Park Parties shall not cause or permit any other Park Subsidiary to, do any of the following:

(i) split, combine, reclassify or subdivide any shares of capital stock or other equity securities or ownership interests of Park;

(ii) make, declare, set aside or pay any dividend on, or make any other distributions (whether in cash, stock or property or otherwise) in respect of, any shares of Park Common Stock or other equity securities or ownership interests in Park, Parent or any other Park Subsidiary, except for: (A) the declaration and payment by Park and Park Subsidiary REIT of dividends in accordance with Section 7.16(b); (B) dividends or distributions, declared, set aside or paid by Parent, Merger Sub or any other Park Subsidiary to the Park Parties or any other Park Subsidiary that is, directly or indirectly, wholly-owned by Park; (C) distributions by any Park Subsidiary that is not wholly-owned, directly or indirectly, by Park, including the Park Subsidiary REIT, in accordance with the requirements of the Organizational Documents of the Park Subsidiary REIT; and (D) distributions of any amounts that constitute Permitted REIT Dividends pursuant to Section 7.16(c) and Section 7.16(e);

(iii) purchase, redeem, repurchase, or otherwise acquire, directly or indirectly, any shares of its capital stock or other equity interests of Park, other than (A) the repurchase of Park “excess shares” pursuant to the Park Charter, (B) in connection with the exercise of, vesting of, or lapse of restrictions on, stock options and restricted stock awards of Park in order to satisfy withholding or exercise price obligations, and (C) repurchases of shares of Park Common Stock pursuant to the share repurchase program announced by Park on February 27, 2019;

(iv) subject to Section 7.9, waive, release, assign, settle or compromise any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), directly or indirectly, other than waivers, releases, assignments, settlements or compromises that (A) with respect to the payment of monetary damages, involve only the payment of monetary damages (excluding any portion of such payment payable under an existing property-level insurance policy) that do not exceed $75,000,000 individually or $100,000,000 in the aggregate, (B) do not involve the imposition of any injunctive relief against Parent or any Parent Subsidiary, (C) do not provide for any admission of material liability by Parent or any of the Parent Subsidiaries, and (D) with respect to any legal Action involving any present, former or purported holder or group of holders of Park Common Stock, are in accordance with Section 7.9;

(v) acquire or agree to acquire, any Person or any division or material amount of assets thereof (including real or personal property) that would, or would reasonably be expected to prevent or materially impair the ability of Parent or Merger Sub to consummate the Merger on a timely basis;

(vi) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(vii) enter into any new line of business;

(viii) fail to timely file all material reports and other material documents required to be filed with any Governmental Authority (including the SEC) and other authorities (including the NYSE), subject to extensions permitted by Law or applicable rules or regulations;

(ix) amend or propose to amend the Organizational Documents of Park in a manner as would cause holders of Company Common Shares that will receive the Common Stock Consideration in connection with the Merger to be treated in a manner materially and disproportionately adverse to the manner that other holders of Park Common Stock are treated;

(x) adopt a plan of merger, complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization of any of the Park Parties or adopt resolutions providing for or authorizing such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization (other than the Merger), to the extent that such merger, liquidation dissolution, consolidation, restructuring, recapitalization or reorganization would prevent or materially impair the ability of the Company to consummate the Merger on a timely basis;

(xi) knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause Park or the Park Subsidiary REIT to fail to qualify as a REIT; or

(xii) authorize, or enter into any contract, agreement, commitment or arrangement to take any of the foregoing actions.

(c) Notwithstanding anything to the contrary set forth in this Agreement, nothing in this Agreement shall prohibit Park, Parent or the board of directors of the Park Subsidiary REIT from taking any action, at any time or from time to time, that in the reasonable judgment of the Park Board or the members of Parent, as applicable, upon advice of outside counsel to Park or Parent, as applicable, is necessary for Park or the Park Subsidiary REIT to avoid or to continue to avoid incurring entity-level income or excise Taxes under the Code or to maintain its qualification as a REIT under the Code for any period or portion thereof ending on or prior to the Effective Time, including making dividend or other distribution payments in accordance with Section 7.16(c) and Section 7.16(e) to stockholders of Park or the Park Subsidiary REIT, as applicable, in accordance with this Agreement, or to qualify or preserve the status of any Park Subsidiary (other than the Park Subsidiary REIT) as a disregarded entity or partnership for U.S. federal income tax purposes or as a Qualified REIT Subsidiary or a Taxable REIT Subsidiary under the applicable provisions of Section 856 of the Code, as the case may be. If Park determines in accordance with this Section 6.2(c) that it is necessary to take any such action in reliance on this Section 6.2(c), which action the Park Parties would otherwise be prohibited from taking without the consent of the Company pursuant to this Agreement, then Park shall notify the Company as soon as reasonably practicable (and in any event in accordance with Section 7.16(e), if applicable) prior to taking such action (but the Park Parties shall not be required to obtain any consent from the Company with respect to such action).

Section 6.3 No Control of Other Party’s Business. Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Park’s, Parent’s, Merger Sub’s or any other Park Subsidiary’s operations prior to the Effective Time, and nothing contained in this Agreement shall give any Park Party, directly or indirectly, the right to control or direct the Company or any Company Subsidiary’s operations prior to the Effective Time. Prior to the Effective Time, each Party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

ARTICLE VII

COVENANTS

Section 7.1 Preparation of the Form S-4 and the Proxy Statement; Company Shareholder Meeting; Listing Application.

(a) The Company shall use its reasonable best efforts to prepare and deliver to Park, for inclusion in the Form S-4 to be filed by Park with the SEC, the Proxy Statement as promptly as reasonably practicable following the date of this Agreement or such earlier date as is reasonably practicable. Park shall use its reasonable best efforts to prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus, as promptly as reasonably practicable following the date of this Agreement. Each of the Company and Park shall use its reasonable best efforts to (A) have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing, (B) ensure that the Form S-4 and the Proxy Statement comply in all material respects with the applicable provisions of the Exchange Act and Securities Act, and (C) keep the Form S-4 effective for so long as necessary to complete the Merger and the other transactions contemplated hereby. Park shall use its reasonable best efforts to have the application for the listing of the Park Common Stock issuable in connection with the Merger accepted by the NYSE as promptly as is practicable following submission. Each of the Company and Park shall furnish to the other Party any and all information concerning itself, its Affiliates and the holders of its shares of beneficial interest or capital stock, as the case may be, and provide such other assistance as may be required or reasonably requested in connection with the preparation, filing and distribution of the Form S-4 and the Proxy Statement and the preparation and filing of the NYSE listing application. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the NYSE and of any request from the SEC for amendments or supplements to the Form S-4 or Proxy Statement or from the NYSE for amendments of supplements to the NYSE listing application or for additional information. Each Party shall, as promptly as practicable after receipt thereof, (I) provide the other Parties with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Proxy Statement or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE, and (II) advise the other Parties of any oral comments with respect to the Proxy Statement or the Form S-4 received from the SEC or with respect to the NYSE listing application received from the NYSE. Each of the Company and Park shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 or the Proxy Statement, and Park shall use its reasonable best efforts to respond as promptly as practicable to any comments from the NYSE with respect to the NYSE listing application. Notwithstanding the foregoing, prior to (1) filing the Form S-4 (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, or (2) submitting the NYSE listing application to the NYSE or responding to any comments of the NYSE, the Company and Park shall cooperate and provide the other Party a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response) and shall give reasonable and good faith consideration to any comments thereon made by the other Party or its counsel and, with respect to clause (1) above, the Company and Park also shall have consented to the filing contemplated therein (which consent shall not be unreasonably withheld, conditioned or delayed). Park shall advise the Company, promptly after it receives notice thereof (x) of the time of effectiveness of the Form S-4, the issuance of any stop order relating thereto or the suspension of the qualification of the Park Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, and Park shall use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated and (y) of the time the NYSE listing application is accepted. Park shall take any other action required to be taken under the Securities Act, the Exchange Act, NYSE rules and regulations, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the issuance of the Park Common Stock in the Merger, and the Company shall furnish to Park all information concerning the Company and the Company’s shareholders as may be reasonably requested in connection with any such actions.

(b) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Park, or any of their respective Affiliates, should be discovered by the Company or Park that, in the reasonable judgment of the Company or Park, should be set forth in an amendment of, or a supplement to, the Form S-4 and/or the Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Park shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement or the Form S-4 and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the shareholders of the Company. Nothing in this Section 7.1(b) shall limit the obligations of any Party under Section 7.1(a).

(c) As soon as reasonably practicable following the date of this Agreement, the Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, give notice of, convene and hold a meeting of the Company’s shareholders for the purpose of seeking the Company Shareholder Approval (together with any adjournments or postponements thereof, the “Company Shareholder Meeting”). The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company entitled to vote at the Company Shareholder Meeting. The Company Recommendation shall be included in the Proxy Statement and the Company shall use its reasonable best efforts to hold the Company Shareholder Meeting as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act and obtain the Company Shareholder Approval, except to the extent the Company Board shall have made a Change in Company Recommendation as permitted by Section 7.3(b)(iv). Notwithstanding the foregoing provisions of this Section 7.1(c), if, on a date for which the Company Shareholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Common Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company may make one or more successive postponements or adjournments of the Company Shareholder Meeting solely for the purpose of and for the times reasonably necessary to solicit additional proxies and votes in favor of the Merger; provided that the Company Shareholder Meeting shall not be postponed or adjourned to a date that is (i) more than thirty (30) days after the date for which the Company Shareholder Meeting was originally scheduled (excluding any postponement or adjournments required by applicable Law) without the consent of Park, (ii) more than one-hundred twenty (120) days from the record date for the Company Shareholder Meeting or (iii) later than two (2) Business Days prior to the Outside Date.

(d) Without the prior written consent of Park (which shall not be unreasonably withheld, conditioned or delayed), adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby is the only matter, other than any say-on-golden parachute vote that may be required pursuant to Section 14A(b)(2) of the Exchange Act and Rule 14a-21(c) thereunder and one or more proposals to approve the adjournment of the Company Shareholder Meeting, if necessary, to solicit additional proxies, in the event there are not sufficient votes at the time of the Company Shareholder Meeting to obtain the approval of the Company’s shareholders, which the Company shall propose to be acted on by its shareholders at the Company Shareholder Meeting.

Section 7.2 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 7.3), each of the Company and the Park Parties shall, and shall cause the Company Subsidiaries and the other Park Subsidiaries, respectively, and their respective Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable Law or pursuant to any contract or agreement to consummate and make effective, as promptly as practicable, the Merger and the other transactions contemplated by this Agreement, including (i) the taking of all reasonable actions necessary to cause the conditions to Closing set forth in ARTICLE VIII to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Authorities necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement and the making of all necessary registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Authority or other Persons necessary in connection with the consummation of the Merger and the other transactions contemplated by this Agreement, (iii) subject to Section 7.9(c), the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Authority vacated or reversed so as to enable the Closing to occur as soon as reasonably possible, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger and the other transactions contemplated by this Agreement and to fully carry out the purposes of this Agreement. Notwithstanding anything to the contrary in this Agreement, in no event shall the Park Parties, the Company or any of their respective Subsidiaries or Affiliates be required to agree to, enter into, or offer to enter into any agreement or consent order requiring divestiture of any assets, hold-separate, business limitation, conduct remedy, or similar arrangement or undertaking in connection with this Agreement or any of the transactions contemplated hereby.

(b) Each of the Parties shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Authority, including promptly informing the other Party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Authority, and supplying each other with copies of all material correspondence, filings or communications between either Party and any Governmental Authority with respect to this Agreement. To the extent reasonably practicable and permitted by a Governmental Authority, the Parties or their Representatives shall have the right to review in advance and each of the Parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement, except that confidential competitively sensitive business information may be redacted from such exchanges. The Parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 7.2 as “outside counsel only”. Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the Party providing such materials. To the extent reasonably practicable, no Party shall, nor shall a Party permit its Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Authority in respect of any filing, investigation or other inquiry without giving the other Party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other Party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Authority.

(c) In addition to and without limiting the foregoing, each of the Parties shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to give any notices to Third Parties, and each of the Parties shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to obtain any Third Party consents not covered by Section 7.2(a) and Section 7.2(b) that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement. Notwithstanding the foregoing, obtaining any approval or consent from any Third Party pursuant to this Section 7.2(c) shall not be considered a condition to the obligations of Park to consummate the Merger.

Section 7.3 Acquisition Proposals; Changes in Recommendation.

(a) Except as expressly provided by this Section 7.3, from and after the date hereof, the Company shall not, shall cause its Subsidiaries and its and their respective officers, trustees and directors not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate or knowingly encourage, facilitate or assist (including by way of furnishing non-public information), any Acquisition Proposal or Acquisition Inquiry, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide any nonpublic information or data to any Person (other than Park or its Representatives), or afford to any other Person (other than Park or its Representatives) access to the business, properties, assets or personnel of the Company or any of the Company Subsidiaries, in each case, in connection with, or for the purpose of knowingly encouraging, facilitating or assisting, an Acquisition Proposal or Acquisition Inquiry, (iii) terminate, waive, amend, release or modify any, or take any other action having a similar effect with respect to, any standstill provision or similar obligation or any Takeover Statute; provided, that the Company shall be permitted to grant waivers of, and not enforce, any such standstill provision or similar obligation in effect on the date hereof solely to the extent necessary to permit the counterparty thereto to make an Acquisition Proposal in compliance with this Section 7.3(a), or (iv) approve, authorize, execute or enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other similar Contract (whether written or oral) providing for any Acquisition Proposal (other than an Acceptable Confidentiality Agreement pursuant to Section 7.3(b)) or requiring the Company to abandon, terminate or fail to consummate the Merger (any such letter, memorandum, agreement or other Contract, an “Acquisition Agreement”) or (v) propose or agree to do any of the foregoing.

(b) (i) Notwithstanding anything in this Section 7.3 to the contrary, the Company shall be permitted to, and shall be permitted to authorize the Company Subsidiaries and its and their respective Representatives to, take the following actions, prior to the receipt of the Company Shareholder Approval, in response to an unsolicited bona fide written Acquisition Proposal by such Person made after the date of this Agreement (provided that (x) the Acquisition Proposal by such Person did not result from a breach or violation of this Section 7.3 and (y) the Company and the Company Board may inquire with a Person making any such Acquisition Proposal solely to request clarification of the terms and conditions thereof so as to determine whether such Company Acquisition Proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal) and which the Company Board determines in good faith (after consultation with its outside legal counsel and its financial advisors) constitutes, or would reasonably be expected to lead to, a Superior Proposal, if the Company Board determines in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the trustee’s duties under applicable Law: (A) engage in discussions and negotiations regarding such Acquisition Proposal with the Person who made such Acquisition Proposal (and such Person’s Representatives) and (B) provide any nonpublic information or data to the Person who made such Acquisition Proposal (and such Person’s Representatives) after entering into an Acceptable Confidentiality Agreement with such Person; provided, however, that, prior to taking any of the actions described in the immediately preceding clause (A) and clause (B), the Company must comply with its obligations under the first sentence of Section 7.3(b)(ii) with respect to such Acquisition Proposal and must notify Park that it intends to take such action with respect to such Acquisition Proposal. The Company shall provide Park with a copy of any nonpublic information or data provided to the Person who made such Acquisition Proposal prior to or simultaneously with furnishing such information to such Person to the extent such nonpublic information or data has not been previously provided to Park. For purposes of this Section 7.3(b), an “Acceptable Confidentiality Agreement” means a customary confidentiality agreement between the Company, on the one hand, and a counterparty, on the other hand, having confidentiality and use provisions that are not less favorable in any material respect to the Company than those contained in the Confidentiality Agreement with respect to Park; provided, however, that any such Acceptable Confidentiality Agreement is not required to contain any “standstill” or similar provisions or otherwise prohibit the making, or amendment, of any Acquisition Proposal and may contain provisions that permit the Company and the Park Parties to comply with the provisions of this Section 7.3. The Company shall not enter into any agreement with any Person subsequent to the date of this Agreement in connection with an Acquisition Proposal or an Acquisition Inquiry that prohibits such Person from providing information to the Park Parties in accordance with this Section 7.3.

(ii) The Company shall as promptly as practical (but in no event later than twenty-four (24) hours after the receipt thereof) notify Park orally, and promptly thereafter in writing, of the receipt by the Company, the Company Board or any of their respective Representatives of any Acquisition Proposal or Acquisition Inquiry. Such notice shall (A) identify the Person making such Acquisition Proposal or Acquisition Inquiry, (B) indicate the material terms and conditions of such Acquisition Proposal or Acquisition Inquiry and (C) include a copy thereof (if in writing) and any material documentation or correspondence that sets forth any such terms. The Company shall as promptly as practical (but in no event later than twenty-four (24) hours after the execution thereof) provide Park a copy of any executed Acceptable Confidentiality Agreement entered into pursuant to Section 7.3(b). The Company shall (x) promptly (but in no event later than twenty-four (24) hours) notify Park, orally and promptly thereafter in writing, of any changes or modifications to the material terms of the Acquisition Proposal and (y) keep Park informed on a reasonably current basis regarding material developments, discussions and negotiations concerning any such Acquisition Proposal, and upon the reasonable request of Park shall apprise Park of the status of such Acquisition Proposal.

(iii) Except as expressly provided in Section 7.3(b)(iv), the Company Board shall not (A) withhold, withdraw, qualify, amend or modify the Company Recommendation in any manner adverse to the Park Parties, (B) adopt, approve, recommend or otherwise declare advisable any Acquisition Proposal or Acquisition Inquiry, (C) fail to include the Company Recommendation in the Proxy Statement, (D) fail to recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten (10) Business Days after the commencement of such tender offer or exchange offer, (E) if an Acquisition Proposal (other than an Acquisition Proposal in the circumstances described in clause (D) above) or any material modification thereof is made public or is otherwise sent to the holders of Company Common Shares or if a Third Party makes a public statement stating such Third Party’s intention to make an Acquisition Proposal, fail to issue a press release or other public communication that reaffirms the Company Recommendation within ten (10) Business Days (or if the Company Shareholder Meeting is scheduled to be held within ten (10) Business Days form the date of such announcement, promptly and in any event prior to the date on which the Company Shareholder Meeting is scheduled to be held) after Park so requests in writing, (F) propose, resolve or agree to take any action set forth in the foregoing clauses (A) through (E) (any such action set forth in the foregoing clauses (A) through (F), a “Change in Company Recommendation”) or (G) authorize, cause or permit the Company or any of its Affiliates to enter into any Acquisition Agreement (other than an Acceptable Confidentiality Agreement in accordance with Section 7.3(b)).

(iv) Notwithstanding anything in this Agreement to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may (i) make a Change in Company Recommendation and terminate this Agreement pursuant to Section 9.1(e) if (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from a breach or violation of this Section 7.3) is made to the Company and is not withdrawn, (B) the Company Board has determined in good faith (after consultation with its outside legal counsel and its financial advisors) that such Acquisition Proposal constitutes a Superior Proposal and (C) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the trustees’ duties under applicable Law, or (ii) make a Company Change in Recommendation, not in connection with an Acquisition Proposal, if (A) an Intervening Event has occurred and (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to take such action would be inconsistent with the trustees’ duties under applicable Law; so long as, in the case of each of clauses (i) and (ii) (x) four (4) Business Days (the “Notice Period”) shall have elapsed since the Company has given written notice to Park advising Park that the Company intends to make a Change in Company Recommendation in connection with a Superior Proposal or an Intervening Event (each, a “Company Change Notice”) and which Company Change Notice shall specify (I) in a case where the Company Change Notice relates to a Superior Proposal, the identity of the Person who made the Acquisition Proposal, the reasons for the Change in Company Recommendation (specified in reasonable detail) and all material terms and conditions of any such Acquisition Proposal (and including therewith copies of all material and relevant documents and agreements relating to the proposed Acquisition Agreement), and (II) in a case where such Company Change Notice relates to an Intervening Event, a description of such Intervening Event (specified in reasonable detail), (y) the Company shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Park during such Notice Period, to the extent Park wishes to negotiate, for an adjustment or modification to the terms of this Agreement and (z) the Company Board, following such Notice Period, shall have again determined in good faith (after consultation with its outside legal counsel and its financial advisors and taking into account any adjustment or modification of the terms of this Agreement proposed in writing by Park during any applicable Notice Period) that, (I) in circumstances involving or relating to a Superior Proposal, the failure to make such Change in Company Recommendation would be inconsistent with the trustees’ duties under applicable Law and that such Acquisition

Proposal continues to constitute a Superior Proposal and (II) in circumstances involving or relating to an Intervening Event, the failure to make such Change in Company Recommendation would be inconsistent with the trustees’ duties under applicable Law; provided, however, (i) with respect to circumstances involving or relating to a Superior Proposal, if, during the Notice Period, any material revisions are made to the terms of such Superior Proposal (it being understood that a material revision shall include any change in the purchase price or form of consideration in such Superior Proposal), each such material revision shall require a new Company Change Notice and the Company Board shall, in each case, give a new Company Change Notice to Park prior to the expiration of the then-applicable Notice Period and shall comply in all respects with the requirements of this Section 7.3(b)(iv) and the Notice Period shall thereafter expire on the third (3rd) Business Day immediately following the date of the delivery of such new Company Change Notice (provided that the delivery of a new Company Change Notice shall in no event shorten the four (4) Business Day duration applicable to the initial Notice Period), (ii) in the event the Company Board does not determine in accordance with the preceding clause (z)(I) that such Acquisition Proposal is a Superior Proposal, but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.3 with respect to another Acquisition Proposal (whether from the same or different Person), the foregoing procedures referred to in this Section 7.3(b)(iv) shall apply anew; and (iii) in the event the Company Board does not make a Change in Company Recommendation in accordance with the preceding clause (z)(II), but thereafter determines to make a Change in Company Recommendation pursuant to this Section 7.3 in circumstances involving or relating to another Intervening Event, the foregoing procedures referred to in this Section 7.3(b)(iv) shall apply anew.

(v) Nothing contained in this Section 7.3 shall prohibit the Company from (A) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or from making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9 promulgated under the Exchange Act or (B) issuing a “stop, look and listen” statement to the Company’s shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act pending disclosure of its position thereunder; provided, however, that the disclosure therein does not in and of itself constitute a Change in Company Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Company Recommendation unless in compliance with Section 7.3(b)(iv).

(c) Upon execution of this Agreement, the Company agrees that it will and will cause the Company Subsidiaries to, and will instruct and use its reasonable best efforts to cause its and their respective Representatives to, (i) cease immediately and terminate any and all existing activities, discussions or negotiations with any Third Parties conducted heretofore that constitute or could reasonably be expected to lead to an Acquisition Proposal, (ii) terminate any such Third Party’s access to any physical or electronic data rooms with respect to an Acquisition Proposal and (iii) request that any such Third Party and its Representatives promptly (A) destroy or return all confidential information concerning the Company or the Company Subsidiaries furnished by or on behalf of the Company or any of the Company Subsidiaries and (B) destroy all analyses and other materials prepared by or on behalf of such Person that contain, reflect or analyze such confidential information, in the case of the foregoing clauses (ii) and (iii), to the extent required by and in accordance with the terms of the applicable confidentiality agreement between the Company or any of the Company Subsidiaries and such Person.

(d) Notwithstanding any Change in Company Recommendation, unless such Change in Company Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 9.1(e), the Company shall cause the approval of the Merger to be submitted to a vote of its shareholders at the Company Shareholder Meeting.

(e) The Company agrees that it will promptly instruct its and the Company Subsidiaries’ respective Representatives of the obligations undertaken in this Section 7.3. Any violation of the restrictions set forth in this Section 7.3 by any officer, director, trustee or other Representative of the Company or any of its Subsidiaries shall be deemed to be a breach or violation of this Section 7.3 by the Company for purposes of this Agreement.

(f) For purposes of this Agreement:

(i) “Acquisition Inquiry” means an inquiry, indication of interest, request for information, discussion, proposal or offer from a Third Party that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal.

(ii) “Acquisition Proposal” means any proposal, offer or inquiry from any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) relating to any direct or indirect acquisition or purchase, in one transaction or a series of transactions, including any merger, reorganization, recapitalization, restructuring, share exchange, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, business combination, liquidation, dissolution, joint venture (other than joint ventures in the ordinary course), lease, exchange, mortgage, pledge, license, transfer or other disposition or similar transaction, (A) of assets or businesses of the Company and the Company Subsidiaries, taken as a whole, (x) that generate 20% or more of the net revenues or net income of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, or (y) that represent 20% or more of the consolidated total assets (based on fair market value) of the Company and the Company Subsidiaries, taken as a whole, immediately prior to such transaction, (B) of 20% or more of any class of capital stock, other equity security or voting power of the Company or any resulting parent company of the Company (including through any tender offer or exchange offer in which any Person or “group” (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) seeks to acquire beneficial ownership (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) or the right to acquire beneficial ownership of 20% or more of the outstanding shares of any class of voting securities of the Company or the Company OP), or (C) any combination of the foregoing, in each case ((A) through (C)), other than the Merger, the Specified Transactions and the other transactions contemplated by this Agreement.

(iii) “Intervening Event” means a material fact, event, circumstance, development or change that occurs, arises or comes to the attention of the Company Board after the date of this Agreement that (x) materially affects the business, assets or operations of Company or the Company Subsidiaries (other than any event, occurrence, fact or change resulting from a breach of this Agreement by the Company or its Representatives), (y) was not known to, or reasonably foreseeable by, the Company Board (assuming consultations with appropriate officers and Representatives of Company) as of the date of this Agreement, and (z) becomes known to the Company Board prior to receipt of the Company Shareholder Approval; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether an “Intervening Event” has occurred: (i) the receipt, existence of or terms of an Acquisition Proposal or Acquisition Inquiry, (ii) any changes in Law or GAAP, (iii) a change in the market price or trading volume of the equity or debt securities of the Company or of the equity or credit ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency and (iv) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operation for any period (provided further that the underlying causes of such change or fact shall not be excluded by clause (iii) or clause (iv) if not falling into clause (i) of this definition).

(iv) “Superior Proposal” means a bona fide unsolicited written Acquisition Proposal (that did not result from a breach or violation of this Section 7.3) made by a Third Party after the date of this Agreement (except that, for purposes of this definition all percentages included in the definition of “Acquisition Proposal” shall be increased to sixty (60%)) on terms that the Company Board determines in good faith (after consultation with outside legal counsel and financial advisors and taking into account all legal, financial, regulatory and other aspects of the proposal and the Person making such proposal) is reasonably likely to be consummated in accordance with its terms and that if consummated, would result in a transaction more favorable to the holders of Company Common Shares from a financial point of view than the transactions contemplated by this Agreement (including any adjustment to the terms of this Agreement proposed by Park in response to such Acquisition Proposal).

(v) References in this Section 7.3 and Section 9.1 to (a) the Company Board shall mean the board of trustees of the Company or a duly authorized committee thereof, and (b) Company outside counsel shall mean, as applicable, outside counsel to the Company, the Company Board or a duly authorized committee thereof.

(g) Other than in the ordinary course of business and unrelated to any Acquisition Proposal, in connection with the consummation of the Merger, any Specified Transaction or other transactions contemplated by this Agreement, the Company and the Company Board shall not take any actions to exempt any person from the “Common Share Ownership Limit,” as such term is defined in the Company Declaration of Trust unless such actions are taken concurrently with the termination of this Agreement in accordance with Section 9.1(e).

(h) The Company shall not submit to the vote of its shareholders any Acquisition Proposal other than the Merger prior to the termination of this Agreement.

Section 7.4 Directors’ and Officers’ Indemnification and Insurance.

(a) For a period of six (6) years following the Effective Time, (i) Park and the Surviving Entity shall jointly and severally indemnify and hold harmless each person who is at the date hereof, was previously, or is during any of the period from the date hereof until the Effective Time, serving as a manager, director, officer, trustee or fiduciary of the Company or any of the Company Subsidiaries and acting in such capacity (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law as now or hereafter in effect, in connection with any Claim with respect to matters occurring on or before the Effective Time and any Losses, Claim Expenses and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such Claim; and (ii) Park shall cause the Surviving Entity to promptly pay on behalf of or advance to each of the Indemnified Parties, to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Claim in advance of the final disposition of such Claim, including payment on behalf of or advancement to the Indemnified Party of any Claim Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Park’s and the Surviving Entity’s receipt of (A) an undertaking by or on behalf of such Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Laws or any of the Company Governing Documents that such Indemnified Party is not entitled to be indemnified and (B) a good faith affirmation by such Indemnified Party of such Indemnified Party’s compliance with the standard of conduct required herein; provided that none of Park, the Surviving Entity or any of their respective Affiliates shall be liable for any amounts paid in settlement effected without its prior written consent (which consent shall not be unreasonably conditioned, withheld or delayed), as applicable, and shall not be obligated to pay the fees and expenses of more than one counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Claim except to the extent the Indemnified Party is advised by counsel that such Indemnified Party has conflicting interests with one or more other Indemnified Parties in the outcome of such action (in which event such Indemnified Party shall be entitled to engage separate counsel, the fees and expenses for which the Surviving Entity shall be liable). The Surviving Entity shall not settle, compromise or consent to the entry of any judgment in any actual or threatened Claim in respect of which indemnification has been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Claim, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Park agrees that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Company Governing Documents, the Organizational Documents of each Company Subsidiary and any indemnification agreement set forth in Section 7.4(b) of the Company Disclosure Letter (the “Indemnification Agreements”), in each case, as in effect as of immediately prior to the execution and delivery of this Agreement, shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Effective Time, (i) Park shall cause the Surviving Entity to honor and fulfill in all respects the obligations of the Surviving Entity to the Indemnified Parties under the Company Governing Documents, the Organizational Documents of each Company Subsidiary and any Indemnification Agreements and (ii) the Organizational Documents of the Surviving Entity shall contain provisions no less favorable with respect to indemnification and limitations on liability of trustees and officers than are set forth in the Company Governing Documents and the Organizational Documents of each Company Subsidiary, which provisions shall not be amended, repealed or modified with respect to acts or omissions occurring at or prior to the Effective Time for a period of six (6) years following the Effective Time in a manner that would affect adversely the rights thereunder of the Indemnified Parties, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c) Prior to the Effective Time, the Company shall obtain and fully pay the premium for, and Park shall cause to be maintained in full force and effect (and the obligations under to be honored), during the six (6)-year period beginning on the date of the Effective Time, a “tail” prepaid insurance policy or policies (which policy or policies by their respective express terms shall survive the Merger) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and the Company Subsidiaries’ existing policy or policies, for the benefit of the Indemnified Parties with a claims period of six (6) years from the Effective Time with respect to directors’ and officers’ liability, employment practices liability and errors and omissions liability insurance for Claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy or policies for its or their entire period exceed an amount equal to 300% of the most recent aggregate annual premiums paid by the Company prior to the date of this Agreement for such insurance (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 7.4(c) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(d) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 7.4.

(e) The provisions of this Section 7.4 are intended to be for the express benefit of, and shall be enforceable by, each Indemnified Party (who are intended to be third party beneficiaries of this Section 7.4), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Park, the Company and the Surviving Entity and shall not be amended in a manner that is adverse to the Indemnified Party (including his or her successors, assigns and heirs) without the prior written consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

Section 7.5 Access to Information; Confidentiality.

(a) During the Interim Period, to the extent permitted by applicable Law and contracts, each Party shall, and shall cause each of its Subsidiaries to, afford to the other Party and to the Representatives of such other Party reasonable access during normal business hours and upon reasonable advance notice to all of their respective properties, offices, books, contracts, personnel and records and, during such period, each of the Company and Park shall, and shall cause the Company Subsidiaries and the Park Subsidiaries, respectively, to, (i) furnish to the other Party all other information (financial or otherwise) concerning its business, properties, offices, books, contracts, records and personnel as such other Party may from time to time reasonably request, (ii) furnish reasonably promptly to the other Party a copy of each report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities Laws, except to the extent such materials are otherwise publicly available, and (iii) with respect to the Company and the Company Subsidiaries and subject to the terms of the Company Ground Leases and the Company Leases, facilitate reasonable access for Parent and its authorized Representatives during normal business hours, and upon reasonable advance notice, to all Company Properties in order to prepare or cause to be prepared (at Parent’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Company Property that

Parent deems to be reasonably necessary, so long as such access does not unduly interfere with the Company’s ordinary conduct of business; provided, however that Parent shall indemnify the Company for any losses, costs or damages caused by the access described in clause (iii) of this Section 7.5(a); provided, further, that no investigation pursuant to this Section 7.5 shall affect or be deemed to modify any of the representations or warranties made by the Company or the Park Parties, as applicable, hereto and all such access shall be coordinated through the Company or Park, as applicable, or its respective designated Representatives, in accordance with such reasonable procedures as they may establish. Notwithstanding the foregoing, neither the Company nor the Park Parties shall be required by this Section 7.5 to provide the other Party or the Representatives of such other Party with access to or to disclose information (A) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice (if the Company or Park, as applicable, has used its reasonable best efforts to obtain permission or consent of such Third Party to such disclosure), (B) the disclosure of which would violate any Law or legal duty of the Party or any of its Representatives (if the Company or Park, as applicable, has used its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or legal duty), or (C) that is subject to any attorney-client, attorney work product or other legal privilege or would cause a risk of a loss of privilege to the disclosing Party (if the Company or Park, as applicable, has used its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege). Each of the Company and the Park Parties will use its reasonable best efforts to minimize any disruption to the businesses of the other Party that may result from the requests for access, data and information hereunder. Prior to the Effective Time, the Company and each of the Park Parties shall not, and shall cause their respective Representatives and Affiliates not to, contact or otherwise communicate with parties with which the other Party has a business relationship regarding the business of such other Party or this Agreement and the transactions contemplated hereby without the prior written consent of such other Party not to be unreasonably withheld, conditioned or delayed (provided that, for the avoidance of doubt, nothing in this Section 7.5(a) shall be deemed to restrict a Party and its respective Representatives and Affiliates from contacting such parties in pursuing its own business activities (operating in the ordinary course)).

(b) Each of the Company and Park shall hold, and will cause its respective Representatives and Affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 7.5, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, which shall remain in full force and effect pursuant to the terms thereof notwithstanding the execution and delivery of this Agreement or the termination of this Agreement.

(c) The Company shall cooperate and participate, as reasonably requested by Park from time to time and to the extent consistent with applicable Law, in Park’s efforts to oversee the integration of the Parties’ operations in connection with, and taking effect upon consummation of, the Merger, including providing such reports on operational matters and participating on such teams and committees as Park may reasonably request.

Section 7.6 Public Announcements. Except with respect to a Change in Company Recommendation or other action permitted to be taken by the Company or the Company Board pursuant to and in accordance with Section 7.3, so long as this Agreement is in effect, the Parties shall consult with each other before issuing any press release or otherwise making any public statements or filings with respect to this Agreement or any of the transactions contemplated by this Agreement, and, none of the Parties shall issue any such press release or make any such public statement or filing prior to obtaining the consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed); provided, however, that a Party may, without obtaining the prior consent of the other Parties, issue any such press release or make any such public statement or filing as may be required by Law, order or the applicable rules of any stock exchange or quotation system if for any reason it is not reasonably practicable to consult with the other Party before making any public statement with respect to this Agreement or any of the transactions contemplated by this Agreement; provided, further, that Park shall not be required to consult with or provide an opportunity to review and comment to the Company in connection with any prospectus, “road show” materials, press release, or other written materials in connection with any issuance of Park Common Stock or other capital raising initiatives so long as such statements are consistent in substance with previous written press releases, written public disclosures or other written statements made by the Park Parties and the Company in compliance with this Section 7.6 and not adverse to the consummation of the Merger. The Parties have agreed upon the form of a joint press release announcing the Merger and the execution of this Agreement and shall make such joint press release no later than one (1) Business Day following the date on which this Agreement is signed.

Section 7.7 Employment Matters.

(a) During the period commencing on the Closing and ending on the date that is twelve (12) months after the Closing (or if earlier, the date of the employee’s termination of employment with Parent or any other Park Subsidiary (including the Surviving Entity)), Parent shall, and shall cause each other Park Subsidiary (including the Surviving Entity), as applicable, to, provide each individual who is an employee of the Company or any Company Subsidiary immediately prior to the Closing and who remains employed by Parent or any other Park Subsidiary (including the Surviving Entity and any Company Subsidiary) immediately following the Closing (each, a “Continuing Employee”) with (i) a base salary or base wages at an annual rate that is no less than the annual rate of the base salary or base wages provided to such Continuing Employee immediately prior to the Closing, (ii) a target annual cash incentive opportunity that is no less than the target annual cash incentive opportunity provided to such Continuing Employee immediately prior to the Closing, (iii) long term equity incentive compensation opportunity with a value that is not less than any long term equity incentive compensation opportunity provided to such Continuing Employee prior to the Closing and (iv) benefits (including severance) that are substantially comparable in the aggregate to the benefits provided to the Continuing Employee by the Company and the Company Subsidiaries immediately prior to the Closing. Notwithstanding anything to the contrary contained herein, the Parties acknowledge that the decision to provide an individual who is an employee of the Company or any Company Subsidiary immediately prior to the Closing with employment immediately following the Closing (or at any time thereafter) is within the sole discretion of the Park Parties.

(b) Parent shall, and shall cause the other Park Subsidiaries (including the Surviving Entity) to, provide credit for each Continuing Employee’s length of service with the Company and the Company Subsidiaries (as well as service with any predecessor employer of the Company or any Company Subsidiary) for purposes of (i) eligibility to participate in (but not for purposes of any benefit accrual under any defined benefit pension plan or other post-retirement plan) and (ii) determining levels of vacation and paid time-off under, each plan, program, policy, agreement or arrangement of Park or the other Park Subsidiaries (the “Park Plans”), to the same extent that such service was recognized under a similar plan, program, policy, agreement or arrangement of the Company or any Company Subsidiary, except that no such prior service credit will be required or provided to the extent that (A) it results in a duplication of benefits, or (B) such service was not recognized under the corresponding Company Employee Program.

(c) To the extent permitted by applicable Law, the Park Parties shall use, and shall cause the Surviving Entity to use, reasonable best efforts to cause each Park Plan in which any Continuing Employee participates after the Closing that provides health or welfare benefits to (i) waive all limitations as to preexisting conditions, exclusions, waiting periods and service conditions with respect to participation and coverage requirements applicable to Continuing Employees, other than limitations applicable under the corresponding Company Employee Program or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Employee Program and (ii) honor any payments, charges and expenses of Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company Employee Program in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Company Employee Program during the calendar year in which the Closing occurs.

(d) Nothing in this Section 7.7 shall (i) confer any rights upon any Person, including any Continuing Employee or former employee of the Company or any of the Company Subsidiaries, other than the Parties to this

Agreement and their respective successors and permitted assigns, (ii) constitute or create an employment agreement or create any right in any Continuing Employee or any other Person to any continued employment or service with or for the Company, the Company Subsidiaries, the Park Parties or the other Park Subsidiaries (including the Surviving Entity), or to any compensation or benefits of any nature or kind whatsoever, (iii) constitute or be treated as an amendment, modification, adoption, suspension or termination of any employee benefit plan, program, policy, agreement or arrangement of the Company, the Company Subsidiaries, the Park Parties or the other Park Subsidiaries (including the Surviving Entity), or (iv) alter or limit the ability of the Company, the Company Subsidiaries, the Park Parties or the other Park Subsidiaries (including the Surviving Entity) to amend, modify or terminate any benefit plan, program, policy, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

Section 7.8 Certain Tax Matters.

(a) The Company shall cooperate with Park in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer or stamp taxes, any transfer, recording, registration and other fees and any similar taxes that become payable in connection with the transactions contemplated by this Agreement (together with any related interests, penalties or additions to Tax, “Transfer Taxes”), and shall cooperate in attempting to minimize the amount of Transfer Taxes. Subject to Section 6.3, from and after the Effective Time, the Park Parties shall pay or cause to be paid, without deduction or withholding from any consideration or amounts payable to holders of Company Common Shares, all Transfer Taxes.

(b) Each of Park and Parent covenants and agrees that from and after the Closing it will, or will cause its Affiliates, to take all actions, or forbear from taking all actions, within its control, as necessary to ensure that the Company and Park will be classified as a REIT for the taxable year of such entity that includes the Closing Date, and will not knowingly take or knowingly permit any of its Subsidiaries to take, within their control, any action that is inconsistent with such REIT qualification. Park and the Company shall cooperate to cause each Taxable REIT Subsidiary of the Company to jointly elect with Park to be treated as a Taxable REIT Subsidiary of Park, effective as of the Closing Date.

(c) On the Closing Date, prior to the Merger, the Company shall deliver to Merger Sub a duly executed certificate of non-foreign status, dated as of the Closing Date, substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(B); provided, however, that in the event that any such certificate of non-foreign status is not delivered to Merger Sub at or prior to the Merger, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

(d) The Park Parties and the Company shall, upon written request, use reasonable best efforts to obtain any certificate or other document from any Governmental Authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

Section 7.9 Notification of Certain Matters; Transaction Litigation.

(a) The Company shall give prompt notice to the Park Parties, and the Park Parties shall give prompt notice to the Company, of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement.

(b) The Company shall give prompt notice to the Park Parties, and the Park Parties shall give prompt notice to the Company, if (i) any representation or warranty made by it contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions set forth in ARTICLE VIII would not being capable of being satisfied by the Outside Date or (ii) it fails to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. Without limiting the foregoing, the Company shall give prompt notice to the Park Parties, and the Park Parties shall give prompt notice to the Company, if, to the Company’s Knowledge or Park’s Knowledge, as applicable, the occurrence of any state of facts or Event would cause, or would reasonably be expected to cause, any of the conditions to Closing set forth in ARTICLE VIII not to be satisfied or satisfaction to be materially delayed. Notwithstanding anything to the contrary in this Agreement, the failure by the Company or the Park Parties to provide such prompt notice under Section 7.9(a) or this Section 7.9(b) shall not constitute a breach of covenant for purposes of Section 8.2(b) or Section 8.3(b).

(c) The Company shall give prompt notice to the Park Parties, and the Park Parties shall give prompt notice to the Company, of any Action commenced or, to the Company’s Knowledge or Park’s Knowledge, as applicable, threatened against, relating to or involving such Party or any Company Subsidiary or other Park Subsidiary, respectively, that relates to this Agreement, the Merger or the other transactions contemplated by this Agreement, and each Party shall keep the other Party reasonably informed on a current basis regarding any such matters. The Company shall give the Park Parties the opportunity to reasonably participate in the defense and settlement of any litigation against the Company or its directors, trustees or officers relating to this Agreement, the Merger and the transactions contemplated hereby, and no such settlement shall be agreed to without Park’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Park, the Company or any of their respective Subsidiaries other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds (subject to retention amounts). The Park Parties shall give the Company the opportunity to reasonably participate in the defense and settlement of any litigation against the Park Parties or their directors or its officers relating to this Agreement, the Merger and the transactions contemplated hereby, and no such settlement shall be agreed to without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless such settlement involves no admission of liability and no restrictions or other obligations binding on Park, the Company or any of their respective Subsidiaries other than the payment of money and the amount of such settlement shall be fully covered by insurance proceeds (subject to retention amounts).

Section 7.10 Section 16 Matters. Prior to the Effective Time, the Company and Park shall, as applicable, take all such steps to cause (a) any dispositions of Company Common Shares (including derivative securities with respect to Company Common Shares) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who is, subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time, as the case may be, to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) any acquisitions of shares of Park Common Stock (including derivative securities with respect to Park Common Stock) resulting from the Merger and the other transactions contemplated by this Agreement by each individual who may become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Park to be exempt under Rule 16b-3 promulgated under the Exchange Act. Upon request, the Company shall promptly furnish Park with all requisite information for Park to take the actions contemplated by this Section 7.10.

Section 7.11 Voting of Shares. Each of Park and Parent shall, and shall cause any other applicable Park Subsidiary to, vote all Company Common Shares beneficially owned by it or any of the other Park Subsidiaries as of the record date for the Company Shareholder Meeting, if any, in favor of approval of the Merger.

Section 7.12 Termination of Company Equity Incentive Plan and Company 401(k) Plan.

(a) Prior to the Effective Time, the Company Board (or a duly authorized committee thereof) shall adopt such resolutions (which shall be subject to Park’s reasonable review and approval) and take such other actions as may be required by the Company Equity Incentive Plan no later than immediately prior to the Effective Time to effect the intent of ARTICLE III and to terminate the Company Equity Incentive Plan effective as of the Effective Time, and to ensure that no awards will be made under the Company Equity Incentive Plan following the Effective Time and no Person shall otherwise acquire any interest in the Company, any Company

Subsidiary, Park, Parent, or any other Park Subsidiary (including the Surviving Entity), whether by purchase, exercise or otherwise, under the Company Equity Incentive Plan (or any other plans, programs or arrangements of the Company and the Company Subsidiaries) after the Effective Time.

(b) If requested by Park prior to the Closing, the Company agrees to adopt (or cause to be adopted) all necessary resolutions (which shall be subject to Park’s reasonable review and approval) to terminate, effective immediately prior to the Effective Time, any Company Employee Program that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (the “Company 401(k) Plan”). Immediately prior to such termination, the Company (or the applicable Company Subsidiary) shall make all necessary payments to fund: (i) the contributions necessary or required to maintain the tax-qualified status of the Company 401(k) Plan; (ii) the contributions for elective deferrals made pursuant to the Company 401(k) Plan for the period prior to termination; and (iii) the contributions for any employer contributions (including matching contributions) for the period prior to termination.

Section 7.13 Subsidiaries. Park shall cause each of Parent, Merger Sub and any other applicable Park Subsidiary to comply with and perform all of its applicable obligations under to this Agreement. Company shall cause each of the Company Subsidiaries to comply with and perform all of its applicable obligations under this Agreement.

Section 7.14 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other transactions contemplated by this Agreement.

Section 7.15 Tax Representation Letters.

(a) The Company shall (i) use its reasonable best efforts to obtain or cause to be provided, as appropriate, the opinion of counsel referred to in Section 8.2(e), (ii) deliver to Polsinelli PC, counsel to the Company, and Hogan Lovells US LLP, counsel to Park, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, a tax representation letter, dated as of the Closing Date and signed by an officer of each of the Company, the Company OP, RP Holdings Trust, and CHSP DC Holding Trust in form and substance as previously provided by such counsel and reasonably acceptable to such counsel, which such representations shall be subject to such changes and modifications from the language previously provided as may be deemed necessary or appropriate by Polsinelli PC or Hogan Lovells US LLP, or such other counsel described in Section 8.2(e) and Section 8.3(e), and shall be reasonably acceptable to and approved by Park and the Company, respectively (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of the Company and the Company OP or purposes of rendering the opinions described in Section 8.2(e) and Section 8.3(e), and (iii) deliver to Hogan Lovells US LLP, counsel to Park, and Polsinelli PC, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of the Company and the Company OP, in form and substance as shall be mutually agreeable to the Company and Park, containing representations of the Company and the Company OP as shall be reasonably necessary or appropriate to enable Polsinelli PC, or other counsel described in Section 8.2(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, respectively, as described in Section 8.2(e).

(b) Park shall (i) use its reasonable best efforts to obtain or cause to be provided, as appropriate, the opinion of counsel referred to in Section 8.3(e), (ii) deliver to Hogan Lovells US LLP, counsel to Park, and Polsinelli PC, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, a tax representation letter, dated as of the Closing Date and signed by an officer of Park, in form and substance as previously provided by such counsel and reasonably acceptable to such counsel, which such representations shall be subject to such changes and modifications from the language previously provided as may be deemed necessary or appropriate by Hogan Lovells US LLP or Polsinelli PC, or such other counsel described in Section 8.2(e) and Section 8.3(e), and shall be reasonably acceptable to and approved by Park and the Company, respectively (in either case, which approval shall not be unreasonably conditioned, withheld or delayed), containing representations of Park for purposes of rendering the opinions described in Section 8.2(e) and Section 8.3(e), and (iii) deliver to Hogan Lovells US LLP, counsel to Park, and Polsinelli PC, counsel to the Company, or other counsel described in Section 8.2(e) and Section 8.3(e), respectively, tax representation letters, dated as of the effective date of the Form S-4 and the Closing Date, respectively, and signed by an officer of Park, in form and substance as shall be mutually agreeable to the Company and Park, containing representations of Park as shall be reasonably necessary or appropriate to enable Hogan Lovells US LLP, or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.2(e) and Section 8.3(e), or other counsel described in Section 8.3(e), to render an opinion on the effective date of the Form S-4 and on the Closing Date, as described in Section 8.3(e).

Section 7.16 Dividends and Distributions.

(a) In the event that a distribution with respect to the Company Common Shares permitted under the terms of this Agreement (i) has a record date prior to the Effective Time and (ii) has not been paid as of the Effective Time, such distribution shall be paid by the Company on the Closing Date immediately prior to the Effective Time to the holders of record of such Company Common Shares as of such record date.

(b) Notwithstanding Section 6.1(b)(ii) and Section 6.2(b)(ii), during the Interim Period (i) the Company shall be permitted to (A) authorize and pay quarterly distributions at a rate not in excess of $0.40 per share and (B) cause each Company Subsidiary REIT to authorize and pay any dividends required by the terms of the preferred shares of such Company Subsidiary REIT and (ii) Park shall be permitted to (A) authorize and pay quarterly distributions at a rate not in excess of $0.45 per share and (B) cause the Park Subsidiary REIT to authorize and pay any dividends required by the terms of the preferred shares of the Park Subsidiary REIT. The Parties shall take such actions as are necessary to ensure that the timing of any regular quarterly dividend paid by either the Company or Park prior to the Closing will be coordinated so that, if either the holders of Company Common Shares or the holders of Park Common Stock receive a distribution for a particular quarter prior to the Closing Date, then the holders of Park Common Stock and the holders of Company Common Shares, respectively, shall also receive a distribution for such quarter prior to the Closing Date as necessary to result in the holders of Company Common Shares and the holders of Park Common Stock receiving dividends covering the same periods prior to the Closing Date. The Parties will also coordinate such that any such quarterly distributions by the Company and Park shall have the same record date and the same payment date, which shall be consistent with Park’s historical record dates and payment dates unless otherwise agreed between the Parties, in order to ensure that the shareholders of the Company and the stockholders of Park receive the same number of such dividends prior to the Effective Time.

(c) Notwithstanding anything to the contrary in this Agreement, the Company, any Company Subsidiary (including but not limited to the Company Subsidiary REITs), Park, and any Park Subsidiary (including but not limited to the Park Subsidiary REIT), as applicable, shall be permitted (without the consent of the other Party) to declare and pay a dividend to its shareholders and stockholders, respectively, distributing any amounts determined by such Party in good faith (in each case in consultation with the other Party) to be the minimum dividend required to be distributed in order for each of the Company, each Company Subsidiary REIT, Park and the Park Subsidiary REIT to maintain its status as a REIT under the Code and to avoid the incurrence of any entity-level income or excise Taxes by any of the Company, each Company Subsidiary REIT, Park and the Park Subsidiary REIT under the Code (any dividend paid pursuant to this paragraph, a “Permitted REIT Dividend”); provided, that with respect to Permitted REIT Dividends by the Company and each Company Subsidiary REIT, the amount of the Permitted REIT Dividend shall be determined as if the current taxable year of the Company ended with the Merger and determined as if the current taxable year of each Company Subsidiary REIT ended on the Company Subsidiary REIT Liquidation Date; provided, further, that in each case the calculation of such amounts shall be provided to Parent for its review and approval (not to be unreasonably withheld, conditioned or delayed).

(d) If the Company or a Company Subsidiary REIT, in consultation with Park, determines that it is necessary to declare a Permitted REIT Dividend, the Company shall notify the Park Parties at least twenty (20) days prior to the anticipated Closing Date. Notwithstanding anything to the contrary contained herein, in the event the Company declares a Permitted REIT Dividend pursuant to Section 7.16(c), the Merger Consideration shall be decreased by an amount equal to such Permitted REIT Dividend, which shall be effected by reducing the Cash Consideration by an amount equal to the per share amount of the Permitted REIT Dividend (it being understood that if the amount of the Permitted REIT Dividend exceeds the amount of the Cash Consideration, the Common Stock Consideration shall also be appropriately reduced to reflect the full effect of the portion of the Permitted REIT Dividend that exceeds the amount of the Cash Consideration). The record date and payment date for any Permitted REIT Dividend payable by the Company or any Company Subsidiary REIT pursuant to Section 7.16(c) shall be the close of business on the last Business Day prior to the Closing Date.

(e) If Park or a Park Subsidiary REIT, in consultation with the Company, determines that it is necessary to declare a Permitted REIT Dividend, Park shall notify the Company at least twenty (20) days prior to the anticipated Closing Date. Notwithstanding anything to the contrary contained herein, in the event Park declares a Permitted REIT Dividend pursuant to Section 7.16(c) that would otherwise have a record date on or prior to the Closing Date, the Merger Consideration shall be increased by an amount equal to such Permitted REIT Dividend, which shall be effected by increasing the Cash Consideration by an amount equal to the product of (i) the per share amount of the Permitted REIT Dividend and (ii) the Exchange Ratio. The record date and payment date for any Permitted REIT Dividend payable by Park or any Park Subsidiary REIT pursuant to Section 7.16(c) shall be the close of business on the last Business Day prior to the Closing Date.

Section 7.17 Financing Cooperation. The Company shall provide to the Park Parties, and shall cause the Company Subsidiaries, the respective officers and employees of the Company and the Company Subsidiaries to provide to the Park Parties, and shall instruct and use its reasonable best efforts to cause the Representatives of the Company and the Company Subsidiaries to provide to the Park Parties, at the sole expense of the Park Parties, all cooperation reasonably requested by the Park Parties that is necessary or reasonably required in connection with any Third Party debt financing transaction or any Third Party underwritten public offering of Park Common Stock for cash that any of the Park Parties may pursue prior to the Closing Date, including the following: (i) furnishing the Park Parties as promptly as reasonably practicable upon request by the Park Parties with all financial statements, financial data and other information regarding the Company and the Company Subsidiaries of the type that would be required by Regulation S-X and Regulation S-K promulgated under the Securities Act for a public offering of securities of any of the Park Parties (including for use in preparation of pro forma financial statements of any of the Park Parties); and (ii) requesting the Company’s independent accountants to prepare and deliver customary “comfort letters,” dated the date of each final offering document used in connection with any securities offering by any of the Park Parties (with customary bring-down comfort letters delivered on the closing date of any such offering), in compliance with professional standards (including providing “negative assurance” comfort and Statement on Auditing Standards No. 100 review of interim financial statements) and otherwise on terms reasonably acceptable to the Park Parties, as the case may be; provided, however, that no failure by the Company or any Company Subsidiary to comply with the foregoing shall give Parent or Park the right to terminate this Agreement pursuant to Section 9.1(c), except to the extent that such failure prevents the ability of Parent and Merger Sub to consummate the Merger on a timely basis on or before the Outside Date; provided further, that none of the Company or any Company Subsidiaries shall be required to pay any fee or incur any liability in connection with any such financing, and no personal liability shall be imposed on any officers, trustees, directors or other Representatives of the Company or any Company Subsidiaries. Nothing in this Section 7.17 shall require cooperation contemplated hereby to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and nothing in this Section 7.17 shall require the Company to cause its legal counsel to deliver any legal opinions. The Park Parties shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses paid to Third Parties (including advisor’s fees and expenses) incurred by the

Company or the Company Subsidiaries in connection with the cooperation provided or other action taken by Company or any Company Subsidiaries pursuant to this Section 7.17 and indemnify and hold harmless the Company, the Company Subsidiaries and their respective officers, trustees, directors and other Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (collectively, “Losses”) suffered or incurred by them in connection with any such financing transaction or public offering, any information utilized in connection therewith or any action taken by the Company or any of the Company Subsidiaries pursuant to this Section 7.17; provided, however, that the foregoing indemnity shall not apply with respect to any Losses resulting from a willful or intentional breach of any representation, warranty, covenant or agreement of the Company or any Company Subsidiaries under this Agreement. All nonpublic or otherwise confidential information regarding the Company and Company Subsidiaries obtained by the Park Parties, any of their Affiliates or their Representatives pursuant to this Section 7.17 shall be kept confidential in accordance with the terms of the Confidentiality Agreement.

Section 7.18 Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Park and Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done all things, necessary, proper or advisable on its part under applicable Law and the rules and policies of the NYSE to enable the delisting of the Company Common Shares from the NYSE and the deregistration of Company Common Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.19 Outstanding Indebtedness. The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices and take all other actions, in each case to the extent reasonably requested by the Park Parties, that are reasonably necessary to facilitate the termination at the Effective Time of all commitments in respect of the Company Credit Facility and the Company Term Loan, including any related swaps, the repayment in full on the Closing Date of all obligations in respect of the indebtedness thereunder, and the release on or promptly following the Closing Date of any Encumbrances securing such indebtedness and guarantees in connection therewith. In furtherance and not in limitation of the foregoing, the Company and the Company Subsidiaries shall use reasonable best efforts to deliver to the Park Parties (i) at least ten (10) Business Days prior to the Closing Date, a draft payoff letter with respect to the Company Credit Facility and the Company Term Loan and (ii) at least three (3) Business Days prior to the Closing Date, an executed payoff letter with respect to the Company Credit Facility and the Company Term Loan (the “Payoff Letters”) in form and substance customary for transactions of this type, from the applicable agent on behalf of the Persons to whom such indebtedness is owed, which Payoff Letters together with any related release documentation shall, among other things, include the payoff amount and provide that Encumbrances (and guarantees), if any, granted in connection with the Company Credit Facility and the Company Term Loan relating to the assets, rights and properties of the Company and the Company Subsidiaries securing or relating to such indebtedness, shall, upon the payment of the amount set forth in the applicable Payoff Letter, be released and terminated. The Park Parties shall provide or cause to be provided all funds required to effect all such repayments at or prior to the Effective Time.

Section 7.20 Trustee Resignations. The Company shall use reasonable best efforts to cause to be delivered to the Park Parties resignations executed by each trustee of the Company in office immediately prior to the Effective Time, such resignations to be effective as of the Effective Time.

Section 7.21 Governance. The Park Board shall take all actions necessary so that, as of the Effective Time, (a) the number of directors that will comprise the full board of directors of Park shall be increased by two (2) and (b) two (2) individuals, who are as of the date hereof members of the Company Board, designated by the Company and approved by Park shall be appointed to fill the vacancies created by such increase in size of the Park Board.

Section 7.22 REIT Ownership Waiver. Prior to the Closing, the Park Board, in accordance with ARTICLE VII of the Park Charter and subject to the conditions set forth in this Section 7.22, shall use its reasonable best efforts to exempt from the ownership limitations set forth therein any Person to the extent the receipt of the Merger Consideration by such Person would result in such Person owning (constructively or beneficially) in excess of the amount permitted to be owned pursuant to such ownership limitations; provided that any such Person delivers to the Park Board such representations, warranties and covenants to ensure that the limited exemption provided to such Person satisfies the requirements of the Park Charter, including the requirement that the exemption not result in Park failing to qualify as a REIT, as determined by the Park Board in its sole discretion.

Section 7.23 New York Midtown. The Company shall complete the actions, and otherwise comply with the obligations, set forth on Section 7.23 of the Company Disclosure Letter in accordance with the terms thereof.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1 Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of the Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by each of the Parties) at or prior to the Effective Time, of each of the following conditions:

(a) Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b) No Prohibitive Laws. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Authority of competent jurisdiction and be in effect that makes illegal or otherwise restricts or prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(c) No Injunctions, Orders or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order, decree or judgment issued by a Governmental Authority of competent jurisdiction shall be in effect that makes illegal or otherwise restricts or prohibits the consummation of the Merger or any of the other transactions contemplated by this Agreement.

(d) Registration Statement. The Form S-4 shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and remain in effect and no proceeding to that effect shall have been commenced or threatened by the SEC and not withdrawn.

(e) Listing. The shares of Park Common Stock that constitute the Common Stock Consideration shall have been approved for listing on the NYSE, subject to official notice of issuance.

Section 8.2 Conditions to Obligations of the Park Parties. The obligations of the Park Parties to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Park) at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 4.1(a) (Existence; Good Standing; Compliance with Law), Section 4.4(a) (Subsidiary and Other Interests) and Section 4.24 (Takeover Statutes) shall be true and correct in all material respects as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, (ii) the representations and warranties of the Company contained in Section 4.2 (Authority), Section 4.9(b) (Absence of Certain Changes), Section 4.15 (No Brokers) and Section 4.17 (Vote Required) shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, (iii) the representations and warranties of the Company contained in Section 4.3(a), and Section 4.3(b) and Section 4.3(c) (Capitalization) shall be true and correct in all but de minimis respects as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, and (iv) each of the other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iv) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Performance of Covenants and Obligations of the Company. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been an Event that has had or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) Officer’s Certificate. Park shall have received a certificate dated as of the Closing Date and signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying to the effect that the conditions set forth in Section 8.2(a), Section 8.2(b) and Section 8.2(c) have been satisfied.

(e) REIT Qualification Opinion. Park shall have received a written tax opinion of Polsinelli PC (or such other nationally recognized REIT counsel as may be reasonably acceptable to Park and the Company), substantially in the form of Exhibit A to this Agreement, dated as of the Closing Date, to the effect that (i) with respect to the Company, for all taxable periods commencing with its taxable year of formation through the Effective Time, (ii) with respect to RP Holdings Trust all taxable periods commencing with its taxable year of formation through the Company Subsidiary REIT Liquidation Date, and (iii) with respect to CHSP DC Holding Trust all taxable periods commencing with its taxable year of formation through the Company Subsidiary REIT Liquidation Date, each of the Company and RP Holdings Trust and CHSP DC Holding Trust has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code (which opinion will be subject to customary exceptions, assumptions and qualifications and shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii)).

Section 8.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger and to consummate the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by the Company) at or prior to the Effective Time, of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Park Parties contained in Section 5.1 (Existence; Good Standing; Compliance with Law) and Section 5.3(a), Section 5.3(b) and Section 5.3(c) (Park Common Stock; Capitalization) shall be true and correct in all material respects as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, (ii) the representations and warranties of the Park Parties contained in Section 5.2 (Authority), Section 5.8(b) (Absence of Certain Changes), Section 5.16 (No Brokers) and Section 5.18 (Vote Requirements) shall be true and correct in all respects as of the date hereof and as of the Effective Time as if made at and as of the Effective Time, and (iii) each of the other representations and warranties of the Park Parties contained in this Agreement shall be true and correct as of the date hereof and as of the Effective Time, as if made at and as of the Effective Time, except (x) in each case, representations and warranties that are made as of a specific date shall be true and correct only on and as of such date, and (y) in the case of clause (iii) where the failure of such representations or warranties to be true and correct (without giving effect to any materiality or “Company Material Adverse Effect” qualifications set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(b) Performance of Covenants and Obligations of the Park Parties. Each Park Party shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing.

(c) Absence of Material Adverse Effect. Since the date of this Agreement, there shall not have been an Event that has had or would, individually or in the aggregate, reasonably be expected to have a Park Material Adverse Effect.

(d) Officer’s Certificate. The Company shall have received a certificate dated as of the Closing Date and signed on behalf of the Park Parties by the President or the Vice President and Treasurer of the Park Parties certifying to the effect that the conditions set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) have been satisfied.

(e) REIT Qualification Opinion. The Company shall have received a tax opinion of Hogan Lovells US LLP (or such other nationally recognized REIT counsel as may be reasonably acceptable to Park and the Company), substantially in the form of Exhibit B to this Agreement, dated as of the Closing Date, that commencing with its taxable year ended December 31, 2017, Park has been organized and operated in conformity with the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes, and Park’s method of operation should enable it to continue to meet the requirements or qualification and taxation as a REIT under the Code for the taxable year that includes the Effective Time and future taxable years (which opinion will be subject to customary exceptions, assumptions and qualifications and shall be based upon the representation letters described in Section 7.15(a)(ii) and Section 7.15(b)(ii)).

ARTICLE IX

TERMINATION

Section 9.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the receipt of Company Shareholder Approval (unless otherwise specified in this Section 9.1), by action taken or authorized by the Company Board or the Park Parties, as applicable, as follows:

(a) by the mutual written consent of the Park Parties and the Company;

(b) by either of the Company, on the one hand, or the Park Parties, on the other hand:

(i) if the Company Shareholder Approval shall not have been obtained at the Company Shareholder Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken;

(ii) if any Governmental Authority of competent jurisdiction, that is within a jurisdiction that is material to the business and operations of the Company, shall have issued an order, decree or ruling, which permanently restrains, enjoins or otherwise prohibits, restricts or makes illegal the consummation of the Merger, and such order, decree, judgment, injunction or other action shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or before the Outside Date; or

(iii) if the consummation of the Merger shall not have occurred on or before 11:59 P.M. (New York time) on October 31, 2019 (the “Outside Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b)(iii) shall not be available to any Party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Merger to occur on or before the Outside Date;

(c) by the Park Parties, if the Company breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement (other than with respect to a breach or violation of Section 7.3, as to which Section 9.1(f)(ii) shall apply), or if any representation or warranty of the Company shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.2(a) or Section 8.2(b) and such condition is incapable of being satisfied by the Outside Date or, if capable of being satisfied by such date, is not satisfied by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Outside Date; provided, however, that neither Parent nor Park shall have the right to terminate this Agreement pursuant to this Section 9.1(c) if any of the Park Parties is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied;

(d) by the Company, if any of the Park Parties breaches or fails to perform any of its representations, warranties, covenants or agreements contained in this Agreement or if any representation or warranty of any of the Park Parties shall have become untrue, which breach or failure to perform or to be true, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure to be satisfied of a condition set forth in Section 8.3(a) or Section 8.3(b) and such condition is incapable of being satisfied by the Outside Date or, if capable of being satisfied by such date, is not satisfied by the earlier of (i) thirty (30) days after such notice is given or (ii) two (2) Business Days prior to the Outside Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d) if the Company is then in breach of any of its representations, warranties, covenants or agreements set forth in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied;

(e) by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to concurrently enter into an Acquisition Agreement with respect to a Superior Proposal in compliance with Section 7.3(b)(iv) that did not result from a breach or violation of Section 7.3; provided, however, that this Agreement may not be so terminated unless the payment required by Section 9.3(b) is made in full to the Park Parties prior to or concurrently with the occurrence of such termination and entry into such Acquisition Agreement with respect to such Superior Proposal; or

(f) by the Park Parties, (i) if, at any time prior to receipt of the Company Shareholder Approval, the Company Board shall make a Change in Company Recommendation or (ii) if the Company shall have otherwise breached or violated any of its obligations under Section 7.3 (including, without limitation, Section 7.3(b)(iii)(G)) other than any immaterial or inadvertent breaches or violations thereof not intended to result in an Acquisition Proposal or Acquisition Inquiry.

Section 9.2 Effect of Termination. Subject to Section 9.3, in the event of the termination of this Agreement pursuant to Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and describing the basis therefor in reasonable detail, and this Agreement shall forthwith become null and void and have no effect, without any liability on the part of any of the Parties hereto, or any of their respective Representatives, and all rights and obligations of any Party shall cease, except for the indemnity and reimbursement obligations of the Park Parties contained in Section 2.7(c), the Confidentiality Agreement and the agreements contained in Section 7.5(c) (Confidentiality), Section 7.6 (Public Announcements), this Section 9.2 (Effect of Termination), Section 9.3 (Termination Fee and Expense Amount), Section 9.4 (Payment of Expense Amount or Termination Fee) and ARTICLE X (General Provisions) and the definitions of all defined terms appearing in such sections shall survive any termination of this Agreement pursuant to Section 9.1; provided, however, that, except as set forth in this Section 9.2, nothing shall relieve any Party from liabilities or damages arising out of any fraud or willful and intentional conduct by such Party of this Agreement. If this Agreement is terminated as provided herein, all filings, applications and other submissions made pursuant to this Agreement, to the extent practicable, shall be withdrawn from the Governmental Authority or other Person to which they were made.

Section 9.3 Termination Fee and Expense Amount.

(a) If (i) (A) in the case of a termination pursuant to Section 9.1(b)(iii) or Section 9.1(c), an Acquisition Proposal (whether or not conditional) shall have been publicly made, proposed or communicated prior to the termination of this Agreement or the Company Board has otherwise received a bona fide written Acquisition Proposal, and, in each case, such Acquisition Proposal has not been withdrawn prior to such termination, or (B) in the case of a termination pursuant to Section 9.1(b)(i), an Acquisition Proposal (whether or not conditional) shall have been publicly made, proposed or communicated prior to the Company Shareholder

Meeting and shall not have been publicly withdrawn prior to the Company Shareholder Meeting, and (ii) following the occurrence of an event described in the preceding clause (i), this Agreement is terminated by either the Company or the Park Parties pursuant to Section 9.1(b)(i) or Section 9.1(b)(iii) or by the Park Parties pursuant to Section 9.1(c), and (iii) before the date that is twelve (12) months after the date of termination of this Agreement, the Company enters into an Acquisition Agreement that is later consummated or an Acquisition Proposal is consummated within twelve (12) months after the date of termination of this Agreement (provided that, for purposes of this clause (iii), the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”), then the Company shall pay, or cause to be paid, to the Park Parties, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer of same day funds to an account designated by the Park Parties, not later than the consummation of such Acquisition Proposal.

(b) If this Agreement is terminated by (i) the Company pursuant to Section 9.1(e) or (ii) the Park Parties pursuant to Section 9.1(f), then, in each case, the Company shall pay, or cause to be paid, to the Park Parties, subject to the provisions of Section 9.4(a), the Termination Fee by wire transfer, of same day funds to an account designated by the Park Parties concurrently with such termination (in the case of a termination by the Company pursuant to Section 9.1(e)) or within five (5) Business Days after the date of such termination (in the case of a termination by the Park Parties pursuant to Section 9.1(f)).

(c) If this Agreement is terminated pursuant to Section 9.1(b)(i) or Section 9.1(c), the Company shall pay, or cause to be paid, to Parent the Expense Amount, by wire transfer to an account designated by Parent, within five (5) Business Days after the date of such termination; provided, that the payment by the Company of the Expense Amount pursuant to this Section 9.3(c) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 9.3(a) (but in the event such Termination Fee is or becomes payable, it shall be reduced on a dollar for dollar basis for the Expense Amount actually paid to Parent pursuant to this Section 9.3(c)). In no event shall the Company be required to pay the Expense Amount on more than one occasion.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that:

(i) under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion; and

(ii) if this Agreement is terminated under circumstances in which the Company is required to pay the Termination Fee pursuant to Section 9.3(a) or Section 9.3(b) and the Termination Fee is paid to the Park Parties (or their designee), the payment of the Termination Fee will be the Park Parties’ sole and exclusive remedy against the Company arising out of or relating to this Agreement, except in the case of fraud or a willful and intentional breach of this Agreement by any of the Company.

(e) Each of the Parties hereto acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement, (ii) neither the Termination Fee nor the Expense Amount is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Park Parties in the circumstances in which such fee or amount is due and payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which fee or amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the Park Parties would not enter into this Agreement. Accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3 and, in order to obtain such payment, the Park Parties commence a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 9.3, such that the Company shall pay the Park Parties its costs and expenses in connection with such suit, together with interest on such amount at the annual rate of the prime rate as published in The Wall Street Journal on the date of payment for the period from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 9.4 Payment of Expense Amount or Termination Fee.

(a) In the event that the Company is obligated to pay the Park Parties the Expense Amount and/or Termination Fee, the Company shall pay to the Park Parties from the Expense Amount and/or Termination Fee deposited into escrow in accordance with the next sentence, an amount equal to the lesser of (i) the Expense Amount and/or Termination Fee, as applicable, and (ii) the sum of (A) the maximum amount that can be paid to the Park Parties (or their designees) without causing the Park Parties (or their designees) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code for the relevant tax year, determined as if the payment of such amount did not constitute income described in Sections 856(c)(2)(A) through (H) or 856(c)(3)(A) through (I) of the Code (“Qualifying Income”), as determined by Park’s independent certified public accountants, plus (B) in the event Parent receives either (1) a letter from Park’s counsel indicating that Park has received a ruling from the IRS described in Section 9.4(b)(ii) or (2) an opinion from Park’s outside counsel as described in Section 9.4(b)(ii), an amount equal to the excess of the Expense Amount and/or Termination Fee, as applicable, less the amount payable under clause (A) above. To secure the Company’s obligation to pay these amounts, the Company shall deposit into escrow an amount in cash equal to the Expense Amount or the Termination Fee, as applicable, with an escrow agent selected by the Company and on such terms (subject to Section 9.4(b)) as shall be mutually agreed upon by the Company, the Park Parties and the escrow agent. The payment or deposit into escrow of the Expense Amount or the Termination Fee, as applicable, pursuant to this Section 9.4(a) shall be made at the time the Company is obligated to pay the Park Parties such amount pursuant to Section 9.3 by wire transfer or bank check.

(b) The escrow agreement shall provide that the Expense Amount or the Termination Fee, as applicable, in escrow or any portion thereof shall not be released to the Park Parties (or their designees) unless the escrow agent receives any one or combination of the following: (i) a letter from Park’s independent certified public accountants indicating the maximum amount that can be paid by the escrow agent to the Park Parties (or their designees) without causing the Park Parties (or their designees) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code determined as if the payment of such amount did not constitute Qualifying Income or a subsequent letter from Park’s accountants revising that amount, in which case the escrow agent shall release such amount to the Park Parties (or their designees), or (ii) a letter from Park’s counsel indicating that Parent received a ruling from the IRS holding that the receipt by Parent (or its designee) of the Expense Amount and/or the Termination Fee, as applicable, would either constitute Qualifying Income or would be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code (or alternatively, indicating that Park’s outside counsel has rendered a legal opinion to the effect that the receipt by the Park Parties (or their designees) of the Expense Amount and/or the Termination Fee, as applicable, should either constitute Qualifying Income or should be excluded from gross income within the meaning of Sections 856(c)(2) and (3) of the Code), in which case the escrow agent shall release the remainder of the Expense Amount and/or the Termination Fee, as applicable, to the Park Parties (or their designees). The Company agrees to not unreasonably withhold, delay or condition its consent to amend this Section 9.4(b) at the request of Park in order to (x) maximize the portion of the Expense Amount and/or Termination Fee, as applicable, that may be distributed to the Park Parties (or their designees) hereunder without causing the Park Parties (or their designees) to fail to meet the requirements of Sections 856(c)(2) and (3) of the Code, (y) improve Park’s chances of securing a favorable ruling described in this Section 9.4(b) or (z) assist Park in obtaining a favorable legal opinion from its outside counsel as described in this Section 9.4(b). Park shall reimburse the Company for any reasonable, out-of-pocket costs or expenses incurred by the Company in achieving such amendment. The escrow agreement shall also provide that any portion of the Expense Amount and/or Termination Fee, as applicable, that remains unpaid as of the end of the taxable year shall be paid as soon as possible during the following taxable year, subject to the foregoing limitations of this Section 9.4; provided, that the obligation of the Company to pay the unpaid portion of the Expense Amount and/or Termination Fee, as applicable, shall terminate on the December 31 following the date which is ten (10) years from the date of this Agreement and any such unpaid portion shall be released by the escrow agent to the Company. The Company shall not be a party to such escrow agreement and shall not bear any cost of or have liability resulting from the escrow agreement.

(c) Except at set forth in Section 9.3 and this Section 9.4, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses whether or not the Merger are consummated.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 10.2 Notices. All notices, requests, claims, consents, demands and other communications under this Agreement shall be in writing and delivered (i) in person, (ii) by electronic mail (provided that any such electronic mail notice must contain the following “all caps” notation in the subject line: “MERGER AGREEMENT OFFICIAL NOTICE” in order to be effective) or (iii) sent by prepaid overnight courier (providing proof of delivery), to the Parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

(a)	if to any of the Park Parties:

Park Hotels & Resorts Inc.

1775 Tysons Blvd.

Suite 700

Tysons, VA 22102

Attention: General Counsel

Email: tmorey@pkhotelsandresorts.com

with a copy (which shall not constitute notice) to:

Hogan Lovells US LLP

Columbia Square

555 Thirteenth Street, NW

Washington, DC 20004

Attention: Paul D. Manca

Email: paul.manca@hoganlovells.com

(b)	if to any of the Company:

Chesapeake Lodging Trust

4300 Wilson Boulevard Suite 625

Arlington, VA 22203

Attention: James L. Francis

Email: jfrancis@cltreit.com

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Attention: Steven J. Williams

Email: swilliams@paulweiss.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given (A) if delivered in person, on the date delivered, (B) if sent by electronic mail, on the same day it was received if received no later than 5:00 p.m. (Eastern Time) on a Business Day (if received after 5:00 p.m. (Eastern Time) on a Business Day or on a non-Business Day, such electronic mail notice shall be deemed to have been received at 9:00 a.m. (Eastern Time) on the next Business Day) or (C) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a Party may send notices, requests, claims, consents demands or other communications on behalf of such Party.

Section 10.3 Entire Agreement. This Agreement (including the Exhibits and Schedules, the Company Disclosure Letter and the Park Disclosure Letter) and the Confidentiality Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties, or between any of them, with respect to the subject matter of this Agreement.

Section 10.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the other Parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.

Section 10.5 No Third Party Beneficiaries. This Agreement is not intended to and shall not confer any rights or remedies upon any person other than the Parties and their respective successors and permitted assigns, except for the provisions of ARTICLE III (which, from and after the Effective Time, shall be for the benefit of holders of Company Common Shares immediately prior to the Effective Time) and Section 7.4 (which, from and after the Effective Time shall be for the benefit of the Indemnified Parties). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 10.6 without notice or liability to any other person. The representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Accordingly, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Notwithstanding the foregoing, each Debt Financing Source shall be an express and intended third party beneficiary of the Lender Designated Sections and each of such Sections shall expressly inure to the benefit of the Debt Financing Source and each Debt Financing Source (and its successors and assigns) shall be entitled to rely on and enforce the provisions of such Sections.

Section 10.6 Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Party contained in this Agreement or in any document delivered pursuant to this Agreement or (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. The failure of any Party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

Section 10.7 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law or public policy in any jurisdiction, as to that jurisdiction, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party, and (d) such terms or other provision shall not affect the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced in any jurisdiction, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.

Section 10.8 Governing Law. This Agreement and all claims or causes of actions (whether at Law, in contract or in tort) that may be based upon, arise out of or be related to this Agreement or the negotiation, execution or performance of this Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland without giving effect to its conflicts of laws principles (whether the State of Maryland or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Maryland, except with respect to matters under the DLLCA relating to the Merger, which shall be governed by the laws of the State of Delaware.

Section 10.9 Consent to Jurisdiction. Each Party irrevocably agrees (a) to submit itself to the exclusive jurisdiction and forum of the Circuit Court for Baltimore City (Maryland) (or, if that court does not have jurisdiction to the United States District Court for the State of Maryland, Northern Division) (the “Maryland Courts”) for the purpose of any Action (whether based on contract, tort or otherwise), directly or indirectly, arising out of or relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement, (b) to request and/or consent to the assignment of any dispute arising out of this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement to the Business and Technology Case Management Program of the Circuit Court for Baltimore City (Maryland), (c) that it will not attempt to deny or defeat such jurisdiction or forum by motion or other request for leave from any such court, (d) that it will not bring any Action relating to this Agreement or the transactions contemplated by this Agreement or the actions of the Parties in the negotiation, administration, performance and enforcement of this Agreement in any court other than the Maryland Courts, and (e) that a final judgment in any Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the Parties agrees, that service of process may be made within or outside the State of Maryland, and agree that service of process on such Party at the address referred to in Section 10.2 (or such other address as may be specified in accordance with Section 10.2) by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service shall be deemed effective service of process. Service made pursuant to the foregoing sentence shall have the same legal force and effect as if served upon such Party personally within the State of Maryland.

Section 10.10 Specific Performance.

(a) The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the Merger and the other transactions contemplated by this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the Parties acknowledge and agree that, prior to the termination of this Agreement pursuant to Section 9.1, the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at Law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at Law or that any award of specific performance is not an appropriate remedy for any reason at Law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction. In no event shall the exercise of any Party’s right to seek specific performance pursuant to this Section 10.10 reduce, restrict or otherwise limit the right of a Party to terminate this Agreement pursuant to Section 9.1.

(b) Notwithstanding anything to the contrary contained in this Agreement, each Party: (1) except for claims by the Park Parties against any Debt Financing Source pursuant to the Debt Commitment Letter (as defined below) and any definitive documents related thereto, agrees that (A) none of the Parties nor any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders shall have any rights or claims against any Debt Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise and (B) no Debt Financing Source shall have any liability (whether in contract, in tort or otherwise) to any Party or any of their respective subsidiaries, Affiliates, directors, officers, employees, agents, partners, managers, members or shareholders for any obligations or liabilities of any Party under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to have been made in connection herewith or therewith, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, whether at law or equity, in contract, in tort or otherwise, and any such actions are disclaimed and released in full, and (2)(i) agrees that it will not bring or support any Person in any Action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the parties providing financing to the Park Parties pursuant to the Debt Commitment Letter or their Affiliates (each such Person, a “Debt Financing Source”) in respect of the transactions contemplated by this Agreement, including, but not limited to any dispute arising out of or relating in any way to the fully executed debt commitment letter (together with any related fee letters), dated as of the date of this Agreement, by and among the Debt Financing Sources and the Park Parties named therein providing for debt financing as described therein (together, including all exhibits, schedules, annexes and any joinders thereto or amendments thereof, the “Debt Commitment Letter”) or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York State courts located in the Borough of Manhattan of the City of New York; (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any Debt Financing Source, in any way relating to the Debt Commitment Letter, or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York; and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. Each Debt Financing Source is an intended third party beneficiary of this Section  10.10(b) and shall be entitled to the protections of this provision.

Section 10.11 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall be deemed one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered (by telecopy, electronic delivery or otherwise) to the other Parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document form”, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 10.12 Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the Company and the Park Parties at any time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary contained herein, Section 10.5, Section 10.10(b) and this Section 10.12 (such sections, the “Lender Designated Sections”) and any definitions used in such Sections of this Agreement, to the extent a modification, waiver or termination of such definition would modify the substance of any Lender Designated Section, may not be modified, waived or terminated in a manner that is adverse in any respect to any Debt Financing Source without the prior written consent of such Debt Financing Source.

Section 10.13 Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 10.13.

Section 10.14 Authorship. The Parties agree that the terms and language of this Agreement are the result of negotiations among the Parties and their respective advisors and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any Party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above by their respective officers thereunto duly authorized.

PARK HOTELS & RESORTS INC.

By:	/s/ Thomas J. Baltimore, Jr.
Name: Thomas J. Baltimore, Jr.
Title: Chairman, President and Chief Executive Officer

PK DOMESTIC PROPERTY LLC

By: Park Intermediate Holdings LLC,
Managing Member

By:	/s/ Thomas J. Baltimore, Jr.
Name: Thomas J. Baltimore, Jr.
Title: President and Chief Executive Officer

PK DOMESTIC SUB LLC

By:	/s/ Thomas J. Baltimore, Jr.
Name: Thomas J. Baltimore, Jr.
Title: President

CHESAPEAKE LODGING TRUST

By:	/s/ James L. Francis
Name: James L. Francis
Title: President and Chief Executive Officer and Trustee

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Form of Polsinelli PC Tax Opinion

1401 Eye Street NW, Suite 800, Washington, DC, 20005 • 202.783.3300

                                         , 2019

Park Hotels & Resorts Inc.

1775 Tysons Blvd.

7th Floor

Tysons, VA

Ladies and Gentlemen:

We have acted as REIT tax counsel to Chesapeake Lodging Trust, a Maryland real estate investment trust (the “Company”), in connection with the merger of the Company into PK Domestic Sub LLC, a Delaware limited liability company (“REIT Merger Sub”) and a wholly owned subsidiary of PK Domestic Property LLC, a Delaware limited liability company (“Parent LLC”) and an indirectly wholly owned subsidiary of Park Hotels & Resorts Inc., a Delaware corporation (“Park”), pursuant to an Agreement and Plan of Merger, dated as of May 5, 2019, (the “Merger Agreement”), by and among Park, Parent LLC, REIT Merger Sub, and the Company, and certain other transactions. Pursuant to the requirements set forth in Section 8.2(e) of the Merger Agreement, we have been asked to provide you with a legal opinion regarding the qualification of the Company as a REIT as set forth below under the caption titled “Opinion.” All capitalized terms used but not defined herein have the same meaning as used in the Merger Agreement.

Bases for Opinion

The opinion set forth in this letter is based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s professional judgment with respect to the outcome on the merits with respect to such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering our opinion, we have only examined the following, collectively referred to as the “Reviewed Documents”, which constitute all of the documents, agreements, and instruments that we have deemed necessary or appropriate to deliver this opinion letter:

(1)	the Company’s Annual Report on Form 10-K for the year ended December 31, 2018;

(2)	the Merger Agreement;

(3)

the registration statement on Form S-4 (Registration No. [_]) initially filed by Park with the Securities and Exchange Commission on [_], as amended through the date hereof (together with the documents

Park Hotels & Resorts Inc.

            , 2019

incorporated by reference therein) under the Securities Act of 1933, as amended, including the Company’s proxy statement and Park’s prospectus contained therein;

(4)	certain organizational documents of the Company and certain of its subsidiaries listed in the Management Representation Letter (defined below);

(5)

the income and asset REIT compliance calculations for the Company’s taxable years 2010 through 2018, and the short taxable year ending as of the Effective Time, the date hereof, as attached to the Management Representation Letter;

(6)

the income and asset REIT compliance calculations for CHSP DC Holding Trust, a Maryland real estate investment trust’s (the “REIT II”) taxable years 2011 through 2018, and the short taxable year ending as of the Company Subsidiary REIT Liquidation Date, as attached to the Management Representation Letter;

(7)

the income and asset REIT compliance calculations for RP Holdings Trust, a Maryland statutory trust’s (“RP Trust”, and together with REIT II, the “Subsidiary REITs”) taxable years 2015 through 2018, and the short taxable year ending as of the Company Subsidiary REIT Liquidation Date, as attached to the Management Representation Letter;

(8)	the calculations of the Company’s annual distributions for the taxable years 2010 through 2018 and the short taxable year ending as of the Effective Time, the date hereof;

(9)	the 2010 through 2018 Federal income tax returns of the Company, the 2011 through 2018 Federal income tax return of REIT II, and the 2015 through 2018 Federal income tax returns of RP Trust;

(10)	the organizational charts of the Company, as attached to the Management Representation Letter;

(11)	the list of properties owned by the Company, as attached to the Management Representation Letter;

(12)	the leases listed on the Management Representation Letter;

(13)	the Management Representation Letter; and

(14)

that certain Share Purchase Agreement, dated as of February 16, 2015, by and among Fillmore RYP Holdings, LLC, a Delaware limited liability company, and Capitol Miami Beach Holdings LLC, a Delaware limited liability company and an indirect wholly owned subsidiary of the Company.

The opinion set forth in this letter is premised on, among other things, the written representations of the Company, and, to the extent set forth in the Management Representation Letter (as hereinafter defined), of the Subsidiary REITs, contained in a letter to us dated as of the date hereof (the “Management Representation Letter”). Although we have discussed the Management Representation Letter with the Company, for purposes of rendering our opinion, we have not made an independent investigation or audit of the facts set forth in the Reviewed Documents and the Management Representation Letter. We consequently have relied upon the representations and statements of the Company as described in the Reviewed Documents and the Management Representation Letter (and, to the extent set forth in the Management Representation Letter, of the Subsidiary REITs), and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

In this regard, we have assumed with your consent the following:

(1)

that (A) all of the representations and statements as to factual matters set forth in the Reviewed Documents and the Management Representation Letter are true, correct, and complete as of the date hereof, (B) any representation or statement in the Reviewed Documents and the Management Representation Letter made as a belief or made “to the knowledge of” or similarly qualified is true,

Park Hotels & Resorts Inc.

            , 2019

correct and complete as of the date hereof, without such qualification, (C) each agreement described in the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the Company, and its subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2)

the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(3)	that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us; and

(4)

that all Reviewed Documents have been duly authorized, executed, and delivered by all parties thereto, each of the Reviewed Documents is enforceable against the parties thereto in accordance with their respective terms, and all of the parties to the Reviewed Documents timely perform their obligations thereunder;

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Management Representation Letter) may adversely affect the conclusions stated herein.

Opinion

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion set forth below, we are of the opinion that:

(1)

for each of the Company’s taxable years beginning with its taxable year ended December 31, 2010, through and including its taxable year ended December 31, 2018, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(2)

for each of REIT II’s taxable years beginning with its taxable year ended December 31, 2011, through and including its taxable year ended December 31, 2018, the Company has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(3)

for each of RP Trust’s taxable years beginning with its taxable year ended December 31, 2011, through and including its taxable year ended December 31, 2018, RP Trust has been organized and has operated in conformity with the requirements for qualification and taxation as a REIT under the Code; and

(4)

each of the Company’s, REIT II’s, and RP Trust’s organization and method of operation enabled the Company, REIT II, and RP Trust, respectively, to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending, with respect to the Company, on the Effective Time and with respect to the Subsidiary REITs, on the Company Subsidiary REIT Liquidation Date, as applicable.

In order to qualify as a REIT, 75% of the Company’s total assets must be comprised of “real estate assets” (as that term is used for purposes of Code Section 856(c)) and limited other assets specified in the Code as of the close of each calendar quarter of each taxable year of the Company, and at least 75% of the Company’s gross income for any taxable year for which it seeks to qualify as a REIT must be derived from certain specified “real estate” sources, including qualifying rents from real property. The Company’s ability to comply with this

Park Hotels & Resorts Inc.

            , 2019

requirement is entirely dependent on the Company acquiring and owning (for U.S. federal income tax purposes) on the relevant dates “real estate assets” with an aggregate value equal to, or in excess of, 75% of its “total assets” and owning throughout the relevant taxable year assets that will produce sufficient “real estate” gross income to satisfy the 75% gross income test. Accordingly, the accuracy of our opinion is entirely dependent on the Company’s representations contained in the Management Representation Letter, regarding, among other things, its gross income and the value and composition of its assets during the taxable years beginning with its taxable year ended December 31, 2010 and ending on the Effective Time.

Our opinions set forth above do not foreclose the possibility that the Company, REIT II and RP Trust, as the case may be, may have to utilize one or more “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g)) through the Effective Time or the Company Subsidiary REIT Liquidation Date, as applicable, which could require the Company, REIT II or RP Trust, as applicable, to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared for your use in connection with the closing under the Merger Agreement on the date hereof and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the delivery of this opinion letter. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent, except that this opinion letter may be provided to the IRS. No person other than Park (and its counsel for purposes of rendering the opinion set forth in Section 8.3(e) of the Merger Agreement) may rely on this opinion letter for any purpose without our prior written consent.

Very truly yours,

Polsinelli PC

Exhibit B

Form of Hogan Lovells US LLP Tax Opinion

Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

[_], 2019

Park Hotels & Resorts Inc.

1775 Tysons Blvd.

Suite 700

Tysons, VA 22102

Chesapeake Lodging Trust

4300 Wilson Boulevard Suite 625

Arlington, VA 22203

Re: Old Dominion

Ladies and Gentlemen:

We have acted as tax counsel to Park Hotels & Resorts Inc., a Delaware corporation (the “Park”), in connection with the transactions contemplated by the Agreement and Plan of Merger (the “Agreement”), by and among Park, PK Domestic Property LLC, PK Domestic Sub LLC (“Merger Sub”), and Chesapeake Lodging Trust, a Maryland real estate investment trust (“Chesapeake”) with respect to the merger of Chesapeake with and into Merger Sub, with Merger Sub surviving the merger, and certain other transactions. This opinion letter is being delivered to you pursuant to Section 8.3(e) of the Agreement in connection with the closing thereunder on the date hereof (the “Closing”). Capitalized terms used herein which are defined in the Agreement shall have the meanings set forth in the Agreement, unless otherwise defined herein.

Bases for Opinion

The opinion set forth in this letter is based on relevant current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations thereunder (including proposed and temporary Treasury Regulations), and interpretations of the foregoing as expressed in court decisions, applicable legislative history, and the administrative rulings and practices of the Internal Revenue Service (the “IRS”), including its practices and policies in issuing private letter rulings, which are not binding on the IRS except with respect to a taxpayer that receives such a ruling, all as of the date hereof. These provisions and interpretations are subject to change by the IRS, Congress and the courts (as applicable), which may or may not be retroactive in effect and which might result in material modifications of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the IRS or a court of competent jurisdiction, or of a contrary position taken by the IRS or the Treasury Department in regulations or rulings issued in the future. In this regard, an opinion of counsel with respect to an issue represents counsel’s professional judgment with respect to the merits of such issue, if such issue were to be litigated, but an opinion is not binding on the IRS or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to such issue or that a court will not sustain such a position asserted by the IRS.

In rendering the opinion set forth in this letter, we have examined such statutes, regulations, records, agreements, certificates and the following documents that we have considered necessary and appropriate to serve as a basis for the opinion and, with your consent, relied upon (without any independent investigation or review thereof):

(1)	the Agreement;

Park Hotels & Resorts Inc.

Chesapeake Lodging Trust

[    ], 2019

(2)

the registration statement on Form S-4 (Registration No. [    ]) initially filed by Park with the Securities and Exchange Commission on [    ], as amended through the date hereof (together with the documents incorporated by reference therein (the “Registration Statement”) under the Securities Act of 1933, as amended, including the Proxy Statement/prospectus included therein;

(3)

the form of lease (the “Lease”) between Park (or its subsidiary), as lessor, and a “taxable REIT subsidiary” of Park as defined in Section 856(l) of the Code (or its subsidiary), as lessee (a “TRS Lessee”), with respect to those hotels (the “Hotels”) owned by Park (or its subsidiary) that are leased to a TRS Lessee, which Leases have been executed on or before the date of this opinion letter;

(4)

the waiver letter agreement among Hilton Worldwide Holdings Inc., a Delaware corporation (“Hilton”), Park and certain entities affiliated with The Blackstone Group L.P. (“Blackstone”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, the update letter from certain entities affiliated with Blackstone, dated as of April 14, 2017, the update letter from certain entities affiliated with Blackstone, dated as of August 2, 2017, the update letter from certain entities affiliated with Blackstone, dated as of November 2, 2017, together with all exhibits and attachments thereto, pursuant to which certain Blackstone entities made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Amended and Restated Certificate of Incorporation of Park (the “Charter”);

(5)

the waiver letter agreement among Hilton, Park and HNA Tourism Group Company Limited (“HNA”), dated as of October 24, 2016, the bring-down waiver letter agreement among the same parties, dated as of January 3, 2017, the update letter from HNA, dated as of March 15, 2017, the update letter from HNA, dated as of July 17, 2017, the update letter from HNA, dated as of October 16, 2017, the update letter from HNA, dated as of January 13, 2018, together with all exhibits and attachments thereto, pursuant to which HNA made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Charter;

(6)

the waiver letter agreement among the Vanguard REIT Index Fund and Park, dated as of April 28, 2017, together with all exhibits and attachments thereto, pursuant to which the Vanguard REIT Index Fund made representations, warranties and covenants in connection with the grant by Park of a limited exemption from the ownership limits in the Charter; and

(7)	the Charter and certain organizational documents of Park and certain of its subsidiaries (those documents referred to in clauses (1) through (7), the “Reviewed Documents”).

The opinion set forth in this letter is premised on, among other things, the written representations and covenants of Park and PK Domestic REIT Inc. (the “Park Subsidiary REIT”) contained in a letter to us, dated as of the date hereof, together with all exhibits and attachments thereto (collectively, the “Park Management Representation Letter”), and the written representations of Chesapeake, Chesapeake Lodging, L.P., RP Holdings Trust and CHSP DC Holding Trust, contained in a letter to us dated as of the date hereof (together with Park Management Representation Letter, the “Management Representation Letters”). Although we have discussed the Park Management Representation Letters with the relevant signatories thereto, for purposes of rendering our opinion we have not made an independent investigation or audit of the facts set forth in any of the Reviewed Documents or the Management Representation Letters. We consequently have relied upon the representations and statements of Park, Park Subsidiary REIT, Chesapeake, Chesapeake Lodging, L.P., RP Holdings Trust and CHSP DC Holding Trust, and other signatories as described in the Reviewed Documents and the Management Representation Letters, and assumed that the information presented in such documents or otherwise furnished to us is accurate and complete in all material respects.

Park Hotels & Resorts Inc.

Chesapeake Lodging Trust

[    ], 2019

In this regard, we have assumed with your consent the following:

(1)

that (A) all of the representations and statements as to factual matters set forth in each of the Reviewed Documents and the Management Representation Letters are true, correct, and complete as of the date hereof, (B) any representation or statement in any of the Reviewed Documents or the Management Representation Letters made as a belief or made “to the knowledge of” or similarly qualified is true, correct, and complete as of the date hereof, without such qualification, (C) each agreement described in any of the Reviewed Documents is valid and binding in accordance with its terms, and (D) each of the obligations of the parties to the Reviewed Documents, and their subsidiaries, as described in the Reviewed Documents, has been or will be performed or satisfied in accordance with its terms;

(2)

Section 856(c)(8) of the Code does not apply to Hilton or Park because the distribution of 100 percent of common shares of Park (“Park Common Shares”) by Hilton pursuant to a registration statement on Form 10 (the “Distribution”) is described in the private letter ruling request letter submitted by Hilton to the IRS on September 11, 2015 (the “PLR Request”), the PLR Request initially was submitted to the IRS by Hilton on September 11, 2015, the PLR Request has not been withdrawn as of December 7, 2015, and with respect to the PLR Request a private letter ruling had not been issued or denied by the IRS in its entirety as of December 7, 2015;

(3)

the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made;

(4)	that any documents as to which we have reviewed only a form were or will be duly executed without material changes from the form reviewed by us;

(5)	that the Agreement is valid and binding in accordance with its terms;

(6)

that the Merger will be consummated in accordance with the Agreement (including satisfaction of all pre-closing covenants and conditions to the obligations of the parties without amendment, waiver, or breach thereof);

(7)

that, from and after the date of this letter, Park will comply with its representation contained in the Park Management Representation Letter that it will utilize all appropriate “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code, and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to Park under the Code in order to correct any violations of the applicable real estate investment trust (“REIT”) qualification requirements of Sections 856 and 857 of the Code to the full extent the remedies under such provisions are available; and

(8)	that Chesapeake qualified to be taxed as a REIT under the Code for all taxable periods commencing with its taxable year ended December 31, 2010 through the Effective Time.

Any material variation or difference in the facts from those set forth in the documents that we have reviewed and upon which we have relied (including, in particular, the Reviewed Documents and the Management Representation Letters) may adversely affect the conclusions stated herein.

Opinion

Based upon and subject to the assumptions and qualifications set forth herein, including, without limitation, the discussion in the next five paragraphs below, we are of the opinion that commencing with its taxable year ended

Park Hotels & Resorts Inc.

Chesapeake Lodging Trust

[    ], 2019

December 31, 2017, Park has been organized and operated in conformity with the requirements for qualification and taxation as a real estate investment trust (a “REIT”) for U.S. federal income tax purposes, and Park’s method of operation (as described in the Reviewed Documents and the Management Representation Letters) should enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for the taxable year that includes the Effective Time and future taxable years.

Park’s qualification and taxation as a REIT under the Code depends upon the ability of Park to meet on an ongoing basis (through actual quarterly and annual operating results, distribution levels, diversity of share ownership and otherwise) the various qualification tests imposed under the Code, and upon Park utilizing any and all available “savings provisions” (including the provisions of Sections 856(c)(6), 856(c)(7), and 856(g) of the Code and the provision included in Section 856(c)(4) of the Code (flush language) allowing for the disposal of assets within 30 days after the close of a calendar quarter, and all available deficiency dividend procedures) available to Park under the Code in order to correct any violations of the applicable REIT qualification requirements of Sections 856 and 857 of the Code. Our opinion set forth in this letter does not foreclose the possibility that Park may have to utilize one or more of these “savings provisions” in the future, which could require Park to pay an excise or penalty tax (which could be significant in amount) in order to maintain its REIT qualification.

The accuracy of our opinion is entirely dependent on the representations contained in the Park Management Representation Letter regarding the value and composition of the assets of Park, and the nature of its income derived therefrom. We have not undertaken at this time to review Park’s compliance with the applicable REIT qualification requirements on a continuing basis, nor will we do so in the future. Accordingly, no assurance can be given that the actual results of Park’s operations, the sources of its income, the nature of its assets, the level of its distributions to shareholders and the diversity of its share ownership, and/or changes in the actual or constructive ownership of Park and Hilton, which is intended to be an “eligible independent contractor” within the meaning of Section 856(d)(9) of the Code (an “Eligible Independent Contractor”) with respect to Park for any given taxable year, should permit Park to satisfy the requirements under the Code for qualification and taxation as a REIT.

We note in particular that Hilton currently operates all of the hotels, that are owned by Park immediately prior to the Effective Time except for the hotels that are managed by Park rather than a third-party hotel management company, consisting of the following four hotels: the Hilton Garden Inn LAX/El Segundo in El Segundo, California; the Hampton Inn & Suites Memphis—Shady Grove in Memphis, Tennessee; the Hilton Suites Chicago/Oak Brook in Chicago, Illinois; and the Hilton Garden Inn Chicago/Oak Brook in Chicago, Illinois. A few of the hotels that are operated by Hilton are owned by taxable REIT subsidiaries of Park. The remainder of the hotels that are operated by Hilton are owned by Park and are leased by Park to a TRS Lessee. Hilton is expected to continue to operate in the foreseeable future a very substantial portion, if not all, of the hotels owned by Park and leased to a TRS Lessee. One of the requirements that must be satisfied for the rents that Park receives from a TRS Lessee with respect to a Lease to qualify as “rents from real property” under Section 856(d) of the Code (and thus for Park to satisfy the gross income tests applicable to REITs) is that Hilton must qualify as an Eligible Independent Contractor. An Eligible Independent Contractor means, with respect to a Hotel, an “independent contractor” as defined in Section 856(d)(3) of the Code (an “Independent Contractor”) from whom Park derives no income, who is adequately compensated, and, at the time the Independent Contractor enters into a management agreement to operate the Hotel, is actively engaged in the trade or business of operating “qualified lodging facilities” as defined under Section 856(d)(9)(D) of the Code for any person who is not a related person with respect to Park or its TRS Lessees. For Hilton to qualify as an Independent Contractor with respect to Park, (i) Hilton cannot own, directly or indirectly, more than 35% of shares of Park’s stock and

Park Hotels & Resorts Inc.

Chesapeake Lodging Trust

[    ], 2019

(ii) not more than 35% of the total combined voting power of Hilton’s stock (or 35% of the total shares of all classes of its stock) can be owned, directly or indirectly, by one or more persons owning 35% or more of the shares of Park’s stock, in each case, taking into account certain constructive ownership rules set forth in Section 318(a) of the Code (as modified by Section 856(d)(5) of the Code) (collectively, the “35% Ownership Requirement”). For the period commencing on January 4, 2017: (i) Park and Hilton have only had common stock outstanding, and (ii) both Park Common Shares and the shares of common stock of Hilton (the “Hilton Common Shares”) have been and are currently regularly traded on an established securities market. Thus, only persons who own, directly or indirectly (taking into account the constructive ownership rules), more than 5% of Park Common Shares and more than 5% of the Hilton Common Shares (the owner of such amount of stock, a “5% Shareholder”) are taken into account as owning any of Park Common Shares or the Hilton Common Shares for purposes of applying the limitation in clause (ii) of the preceding sentence.

Prior to the Distribution, certain funds affiliated with Blackstone and affiliated entities that directly or indirectly owned, actually or constructively, the Hilton Common Shares (the “Blackstone Entities”) were 5% Shareholders of Hilton and would not have satisfied the 35% Ownership Requirement. Immediately after the Distribution, but before January 4, 2017, Blackstone undertook certain steps (the “Blackstone Restructuring”) intended to reduce Park Common Shares and the Hilton Common Shares held the Blackstone Entities and Blackstone Investors that would be considered to be owned by 5% Shareholders for purposes of the 35% Ownership Requirement, such that commencing at the time of completion of the Blackstone Restructuring, those persons treated as 5% Shareholders of Park or Hilton should not have caused and should not cause Park or Hilton to fail the 35% Ownership Requirement. Moreover, on March 15, 2017, certain entities affiliated with Blackstone and HNA engaged in a transaction that resulted in HNA acquiring approximately 25% of each of the Hilton Common Shares and Park Common Shares (the “HNA Purchase Transaction”). The HNA Purchase Transaction had the effect of reducing the ownership of the Blackstone Entities in each of Hilton and Park, but required that HNA also be taken into account in applying the 35% Ownership Requirement. Given the manner in which the rules work, the HNA Purchase Transaction actually increased, for purposes of the 35% Ownership Requirement, the Hilton Common Shares and Park Common Shares that are considered owned by persons treated as 5% Shareholders. Effective March 9, 2018, HNA sold all of its Park Common Shares.

Applying the tax ownership rules, including the constructive ownership rules, we believe that, after the Distribution and the Blackstone Restructuring, and both before and after the HNA Purchase Transaction, (i) Hilton and/or one or more actual or constructive owners of 10% or more of the Hilton Common Shares should not be considered to own, actually or constructively, more than 35% of Park Common Shares, and (ii) the Blackstone Entities that are 5% Shareholders with respect to Park Common Shares and the Hilton Common Shares, together with HNA following the HNA Purchase Transaction, collectively should not be considered to own more than 35% of Park Common Shares and the Hilton Common Shares. Based on this conclusion and the statements in the Reviewed Documents and the Park Management Representation Letter, we believe that, commencing January 4, 2017, Hilton and its subsidiaries should qualify as Eligible Independent Contractors with respect to the TRS Lessees. However, because the tax ownership rules and constructive ownership rules are very complex and there is no or limited authority on certain aspects of those rules that are relevant to Blackstone’s ownership for purposes of the 35% Ownership Requirement, and because the Hilton Common Shares are publicly traded and are not subject to restrictions on ownership and transfer similar to the restrictions on ownership and transfer applicable to Park Common Shares, there can be no assurance that Hilton in fact has satisfied or will satisfy the 35% Ownership Requirement. If Hilton has not satisfied that requirement at all times since the Distribution or does not satisfy that requirement in the future, then Park may fail to qualify as a REIT.

Park Hotels & Resorts Inc.

Chesapeake Lodging Trust

[    ], 2019

This opinion letter addresses only the specific U.S. federal income tax matters set forth above and does not address any other U.S. federal, state, local or foreign legal or tax issues.

This opinion letter has been prepared solely for your use in connection with the transactions contemplated by the Agreement and speaks as of the date hereof. We assume no obligation by reason of this opinion letter or otherwise to advise you of any changes in our opinion subsequent to the date hereof. This opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, or filed with any governmental agency without our express written consent. In addition, this opinion letter may not be relied on by any other person for any other purpose without our prior written consent.

Very truly yours,

HOGAN LOVELLS US LLP

Schedule I

Knowledge of the Company

1.	James L. Francis

2.	Douglas W. Vicari

3.	D. Rick Adams

Schedule II

Knowledge of Park Parties

1.	Thomas J. Baltimore, Jr.

2.	Sean M. Dell’Orto

3.	Robert D. Tanenbaum

Annex B

May 5, 2019

The Board of Directors

Chesapeake Lodging Trust

4300 Wilson Boulevard Suite 625

Arlington, VA 22203

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share (the “Company Common Stock”), of Chesapeake Lodging Trust (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of Park Hotels & Resorts Inc. (the “Acquiror”). Pursuant to the Agreement and Plan of Merger, dated as of May 5, 2019 (the “Agreement”), among the Company, the Acquiror, its subsidiary, PK Domestic Sub LLC (“Merger Sub”), and PK Domestic Property LLC, a Delaware limited liability company and an indirect subsidiary of Acquiror (“Potomac Domestic”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury, owned by any wholly-owned subsidiary of the Company or owned by the Acquiror, Merger Sub and Potomac Domestic or any of their respective wholly-owned subsidiaries, in each case, will be converted into the right to receive consideration per share equal to $11.00 in cash (the “Cash Consideration”) and 0.628 shares (the “Stock Consideration”, and, together with the Cash Consideration, the “Consideration”) of the Acquiror’s common stock, par value $0.01 per share (the “Acquiror Common Stock”).

In connection with preparing our opinion, we have (i) reviewed the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the Acquiror and the industries in which they operate; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company and the Acquiror with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and the Acquiror Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Company and the Acquiror relating to their respective businesses, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction (the “Synergies”); and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have assumed with your consent that the Company has operated in conformity with the requirements for qualification as a real estate investment trust (“REIT”) for U.S. federal income tax purposes since its formation as a REIT and we have assumed that the Transaction will not adversely affect the status or operations of the Acquiror.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for

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us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, including the Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company and the Acquiror to which such analyses or forecasts relate. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will have the tax consequences described in discussions with, and materials furnished to us by, representatives of the Company, and will be consummated as described in the Agreement. We have assumed that neither the Company nor the Acquiror will declare or pay any Permitted REIT Dividend (as defined in the Agreement) and that no adjustments, including adjustments as of or after the Closing (as defined in the Agreement) for the amount of any Permitted REIT Dividend will be made to the Consideration. We have also assumed that the representations and warranties made by the Company and the Acquiror in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or the Acquiror or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Common Stock in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Company Common Stock or the Acquiror Common Stock will trade at any future time.

We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had, and continue to have, commercial or investment banking relationships with the Company and the Acquiror, for which we and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as joint lead arranger and joint bookrunner on the Company’s revolving credit facility which closed in May 2018. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

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On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

/s/ J.P. Morgan Securities LLC

J.P. Morgan Securities LLC

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